As filed with the Securities and Exchange Commission on June 18, 2007

Registration No. 333-142524

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Virgin Mobile USA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4812	20-8826316
(State or other jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10 Independence Boulevard

Warren, NJ 07059

(908) 607-4000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Peter Lurie, Esq.

Secretary

10 Independence Boulevard

Warren, NJ 07059

(908) 607-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Alan M. Klein, Esq. Joseph H. Kaufman, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000	Phyllis G. Korff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $.01 per share	$100,000,000	$3,070

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes shares subject to the underwriters’ option to purchase additional shares, if any.
(3)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 18, 2007

PROSPECTUS

             Shares

Class A Common Stock

This is an initial public offering by Virgin Mobile USA, Inc. We are offering             shares of Class A common stock to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional             shares of Class A common stock. We will not receive any of the proceeds from the sale of the shares being sold in this offering by the selling stockholders.

We have three classes of authorized common stock. Sprint Nextel and the Virgin Group, our principal stockholders, will hold the other two classes of our common stock and immediately following the consummation of this offering will be able to exercise control over our management and affairs and all matters requiring stockholder approval. See “Description of Capital Stock”.

No public market currently exists for our Class A common stock. After pricing of this offering, we expect that the shares of Class A common stock will be listed on the New York Stock Exchange under the symbol “VM.” We expect the initial public offering price to be between $             and $             per share.

Investing in our Class A common stock involves risks. See

“ Risk Factors” beginning on page 15 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

The estimated offering expenses payable by us, in addition to the underwriting discounts, are approximately $             million.

The selling stockholders have granted to the underwriters a 30-day option to purchase up to an additional          shares of Class A common stock on the same terms and conditions as set forth above, if the underwriters sell more than          shares of Class A common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, will deliver the shares on or about                     , 2007.

LEHMAN BROTHERS

MERRILL LYNCH & CO.

BANC OF AMERICA SECURITIES LLC

    , 2007.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or any other information to which we have referred you. None of us, our subsidiaries or the selling stockholders has authorized anyone to provide you with information different from that contained in this prospectus. This prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained in this prospectus. If you receive any other information, you should not rely on it. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or any sale of our stock.

Until                  , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade in these securities, whether or not participating in this offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information in this prospectus, but it may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the financial statements, which are included elsewhere in this prospectus.

Unless we state otherwise or the context otherwise requires the terms (1) “we,” “us,” “our,” “VMU,” and the “Company,” refer to Virgin Mobile USA, Inc., a newly formed Delaware corporation, and its consolidated subsidiaries after giving effect to the reorganization transactions to be completed prior to the consummation of this offering as described in “Organizational Structure;” prior to the reorganization transactions, these terms refer to Virgin Mobile USA, LLC, a Delaware limited liability company through which we are currently conducting our operations; (2) “Sprint” and “Sprint Nextel” refer to Sprint Nextel Corporation, a Kansas corporation, and its affiliated entities; and (3) the “Virgin Group” refers to Virgin Group Investments Limited, a British Virgin Islands limited company, and its affiliated entities. See “Basis of Presentation” for a description of additional defined terms used in this prospectus.

Our Company

We are a leading national provider of wireless communications services, offering prepaid, or pay-as-you-go, services targeted at the youth market (ages 14-34). Our customers are attracted to our products and services because of our flexible monthly terms, easy to understand pricing structures, stylish handsets offered at affordable prices and relevant mobile data and entertainment content. We believe that the appeal of our brand and products and services extends beyond our target audience and estimate that approximately half of our current customers are ages 35 and over. We offer our products and services on a flat per-minute basis and on a monthly basis for specified quantities, or buckets, of minutes purchased in advance—in each case without requiring our customers to enter into long-term contracts or commitments.

We were founded as a joint venture between Sprint Nextel and the Virgin Group and launched our service nationally in July 2002, reaching one million customers in November 2003, within eighteen months of our national launch. We have continued to grow our customer base rapidly and, as of December 31, 2006, we served approximately 4.57 million customers, which we estimate represented approximately a 15% share of the pay-as-you-go market and a 19.0% increase over the 3.84 million customers we served as of December 31, 2005. As of March 31, 2007, we served approximately 4.88 million customers. Our revenues and net loss for the year ended December 31, 2006 were approximately $1.1 billion and $(36.7) million, respectively. Our revenues and net income for the quarter ended March 31, 2007 were approximately $339.3 million and $15.4 million, respectively. As of March 31, 2007 and December 31, 2006, our members’ accumulated deficit was approximately $(628.4) million and $(643.9) million, respectively.

We market our products and services under the “Virgin Mobile” brand, which enjoys strong brand awareness and in 2004 was rated as one of the top “trendsetting” brands in any sector by The Intelligence Group’s Cassandra Report, which tracks youth trends in the United States. We have exclusive rights to use the Virgin Mobile brand for mobile voice and data services through 2027 in the United States, Puerto Rico and the U.S. Virgin Islands through our trademark license agreement with the Virgin Group.

We provide our services using the nationwide Sprint PCS network. We purchase wireless network services at a price based on Sprint Nextel’s cost of providing these services plus a specified margin under an agreement which runs through 2027. As a result, we are able to dedicate our resources to acquiring and servicing customers rather than to acquiring spectrum or building and maintaining a wireless network.

We believe that two key factors distinguish us from many of our competitors: our focus on the youth and pay-as-you-go segments of the U.S. wireless market and our mobile virtual network operator, or MVNO, business model. Our focus on the youth and pay-as-you-go segments of the U.S. wireless market allows us to tailor our products and services, advertising, customer care, distribution network and overall operations to the needs and desires of our target market, which we believe is underserved by wireless providers. We control our customers’ experience and all customer “touch points,” including brand image, pricing, mobile content, marketing, distribution and customer care. As an MVNO, however, we do not own or operate a physical network, which frees us from related capital expenditures and allows us to focus our resources and compete effectively against the major national wireless providers in our target market.

Competitive Strengths

We believe that the following key strengths enable us to compete effectively in the wireless telecommunications market:

Differentiated Market Approach.    We have been pioneers in the U.S. wireless industry, offering innovative, youth-oriented pay-as-you-go plans without long-term contracts or commitments. Our service plans, which include both flat per-minute rates and hybrid plans with monthly buckets of minutes purchased in advance, are attractive alternatives to traditional postpaid plans. Our stylish and affordable handsets and our voice and data service offerings are designed to make Virgin Mobile particularly appealing to the youth market.

Strong Brand.    Virgin Mobile is the number one brand for prepaid wireless services in the United States in awareness and purchase consideration among 14-34 year-olds, according to Gallagher Lee Brand Tracking (fourth quarter 2006), and was rated as one of the top ten “trendsetting” brands in any sector in the United States by the Cassandra Report in 2004. We believe that our customers identify with brands and products that reflect their values and our marketing efforts focus on leveraging the popular attributes of the Virgin brand: fun, style, good value and social responsibility. We have exclusive rights to use the Virgin Mobile brand through 2027 for mobile voice and data services in the United States, U.S. Virgin Islands and Puerto Rico through our trademark license agreement with the Virgin Group.

Extensive and Efficient Distribution.    Our nationwide distribution network is comprised of 130,000 third party retail stores that offer account replenishment, or Top-Up cards, including more than 35,000 retail locations that also sell our handsets. We distribute our products through leading national retailers, including Wal-Mart, Best Buy, RadioShack and Target, and generally receive favorable product positioning in their retail locations. Our products are designed to require minimal sales assistance, which enables us to distribute them cost-effectively through third party channels and eliminates the need to expend capital to build and operate our own retail stores.

Award-winning Customer Service.    Our award-winning customer service program, Virgin Mobile At Your Service, provides user-friendly and effective customer service through our call centers and our website. Our high quality of customer service helps us to retain customers. As a result, we believe that our churn is among the lowest in the prepaid segment of the wireless industry. We consistently receive high ratings in customer satisfaction surveys.

Capital Efficient Business.    Our mobile virtual network operator, or MVNO, business model, easy-to-understand products and services, cost-efficient distribution channels and focused marketing strategy have made us one of the lowest cost operators in the wireless industry. As an MVNO, we have substantially lower capital expenditures than those of wireless service providers that own their networks. While we expect to continue to subsidize our handsets in order to acquire additional customers, we do not operate our own retail stores, which saves us substantial sales and distribution costs. In addition, we pay Sprint Nextel for wireless services only to the extent of our customers’ usage. As a result, we have a highly variable cost structure, which we believe has allowed us to reach profitability faster than if we were to maintain our own network.

Proven and Committed Management Team.    We are led by a highly experienced management team, which has significant expertise in the telecommunications, Internet and e-commerce, media and entertainment, consumer products and retail industries. Many members of our management team have been with us since before our national launch and have been instrumental in developing and implementing our business model.

Business Strategy

We believe the following components of our business strategy will allow us to continue our growth and improve our profitability:

Focus on Fast-growing Segments of U.S. Wireless Market.    We focus on two fast-growing segments of the U.S. wireless market: youth and pay-as-you-go. We believe there is substantial demand in the United States for our straightforward and fun wireless communication services. According to the Yankee Group, in 2006, there were approximately 29.5 million pay-as-you-go wireless customers in the United States and such number is expected to grow to approximately 53.0 million by 2011, representing a 12.4% compound annual growth rate over the same period. We plan to continue to penetrate the youth segment and grow our market share by continuing to tailor our products, services and advertising message to this market, leveraging our brand through new and existing distribution channels and utilizing select youth-oriented media channels that specifically resonate with our target market, such as MTV, Vice, Facebook.com, MySpace.com and outdoor billboards and postings in key trendsetting neighborhoods.

Continue Product and Service Innovation.    We have a proven ability to innovate and adapt to our customers’ needs. For example, in 2006 we launched a suite of new service plans that were designed to be more attractive to higher-usage customers. These monthly bucket plans include anytime and night and weekend minutes without long-term contracts or commitments. At the same time, we launched mobile social networking and Sugar Mama, an innovative new program that enables our customers to earn minutes by viewing and rating advertisements online. We intend to continue our efforts to address our market’s evolving needs and to offer innovative and popular products and services ahead of our competitors.

Enhance our Brand Strength.    We aim to maintain and strengthen a vibrant brand image that resonates with our customers and distinguishes us from other wireless service providers. Our goal is to attract and retain customers through our youth-oriented marketing message and service offerings that are straightforward, flexible and a good value. For example, our marketing events in 2006 included the Virgin Festival by Virgin Mobile, a one-day event that drew over 42,000 fans to see major performing artists. We will continue to enhance our brand through targeted marketing, advertising, product packaging, point-of-sale materials and innovative services.

Leverage Our Scale and Infrastructure to Drive Profitable Growth.    As of March 31, 2007, in less than five years since our national launch, we had grown our customer base to approximately 4.88 million. We have built the infrastructure to support future growth in customers and usage while leveraging the advantages of our predominantly variable cost structure. As we continue to scale the business, we expect our growing customer base to translate into improved cost economies without the need for substantial capital investment.

Principal Owners

A substantial majority of our equity interests are presently owned by two well established companies—Sprint Nextel, which is the third largest wireless operator in the United States as measured by subscribers, and the Virgin Group, whose brand is globally recognized and whose branded companies generate approximately $20 billion in annual revenues. Upon completion of this offering, Sprint Nextel and the Virgin Group together will continue to hold interests representing a majority of our outstanding voting power and will continue to control us.

About Sprint Nextel.    Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two robust wireless networks serving 53.6 million subscribers at the end of the first quarter 2007; industry-leading mobile data services; instant national and international walkie-talkie capabilities; and a global Tier 1 Internet backbone.

About the Virgin Group.    Founded by entrepreneur Sir Richard Branson in 1970, the Virgin Group is a global organization active in seven main areas: media and telecommunications, transport and tourism, leisure and entertainment, financial services, retail, health and wellness, and renewable energy. The Virgin brand is one of the most well-known and well-respected in Britain. Worldwide, Virgin-branded companies together employ more than 35,000 people and generate revenues of approximately $20 billion annually. The Virgin Group is one of the leading MVNO operators worldwide and there are currently Virgin Mobile businesses operating in the U.K., Canada, Australia, France and South Africa which operate independently of VMU. The Virgin Group periodically organizes global forums for the management teams of the Virgin Mobile entities to share technical, product development and marketing best practices and learn from the experiences of other Virgin Mobile entities worldwide.

Selected Risk Factors and Potential Conflicts of Interest

We face a number of competitive challenges, risks and potential conflicts of interest. Investing in our common stock includes substantial risk. See “Risk Factors,” “Certain Relationships and Related Transactions” and “Underwriting” for a discussion of the factors you should consider before buying shares of our Class A common stock. Some of the more significant challenges, risks and potential conflicts include:

•

Short operating history. We have a limited operating and financial history and cannot be certain that our MVNO business model will be profitable or competitive. We have experienced, and may continue to experience, operating losses and significant fluctuations in our revenues and cash flows. If our revenues and earnings growth are not sustainable, we may not be able to generate the earnings necessary to fund our operations, continue to grow our business, satisfy our debt covenants or repay our debt obligations.

•

Competition in the wireless industry. The wireless communications market is extremely competitive, and competition for customers is increasing. We compete with (i) facilities-based wireless communications providers and their prepaid affiliates or brands, including Sprint Nextel and its Boost product; and (ii) other MVNOs. We also may face competition from providers of various emerging technologies. Most of our competitors have substantially greater resources and a larger market share than we have, and we may not be able to compete successfully with them.

•

Competitive pressure to reduce prices for our products and services. To remain competitive with existing and future competitors, we may be compelled to offer greater subsidies for our handsets, reduce the prices for our services or increase the available minutes that we offer under our prepaid monthly, or hybrid, service plans. The prices we charge our customers for services do not affect the amounts we pay to Sprint Nextel under the PCS services agreement, which is based on Sprint Nextel’s costs plus a margin on the services we purchase. As a result, any further subsidies or price reductions that we offer in order to remain competitive may reduce our margins and revenues, and may adversely affect our profitability and cash flows.

•

New service offerings. We cannot be certain that our new service offerings will be profitable or successful. In addition, our services currently depend on the nationwide Sprint PCS network, and we cannot guarantee that Sprint Nextel will make the necessary capital outlays or have sufficient spectrum capacity to deploy new services on that network. In addition, we may not be able to meet our customers’ demands for new services.

•

Customer turnover. Our rate of customer turnover, or “churn,” may be affected by several factors, including network coverage and connection quality; handset and network reliability issues; pricing; the ability to roam on wireless networks of other carriers; and customer care performance. We do not require long-term service contracts or impose early termination penalties. Accordingly, our customers can terminate service with us easily and transition to another carrier. Higher than expected customer turnover could result in increased costs and decreased revenues, which would have an adverse effect on our profitability and cash flows.

•

Significant amount of debt. The level of our indebtedness and restrictive debt covenants in our credit agreements could materially adversely affect our business. In 2005, we failed to satisfy a covenant in our prior credit facility, which resulted in a default under that credit facility and required us to amend and restate that facility. As a result of the default, we also experienced a liquidity shortfall and were unable to make timely payments to Sprint Nextel on amounts owed under the PCS services agreement. We have used debt to finance a significant portion of our operations. As of March 31, 2007, our total debt was $531.3 million and following this offering, on a pro forma basis, our total debt would have been $             million.

•

Tax receivable agreements. We will be required to compensate Sprint Nextel and the Virgin Group for certain tax benefits. Our cash payments to Sprint Nextel may be substantial and may exceed our actual cash tax savings. In addition, we may be required to issue additional shares of our Class A common stock and our preferred stock to the Virgin Group as compensation for these tax benefits. Such issuances may be substantial and may exceed our actual cash tax savings. In addition, any such issuances of Class A common stock to the Virgin Group will dilute the ownership of Class A common stock.

•

Large number of shares eligible for future sale and for exchange. The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after this offering or the perception that such sales could occur. Following this offering, a substantial number of shares of our Class A common stock will be eligible for resale from time to time, subject to certain contractual and Securities Act restrictions.

•

Use of proceeds. Sprint Nextel and the Virgin Group are lenders under our existing subordinated secured revolving credit facility and will receive a portion of the proceeds in their capacity as lenders as a result of the repayment of the borrowings under the existing subordinated secured revolving credit facility. In addition, an affiliate of Merrill Lynch is a lender under our existing senior secured credit facility and will receive a portion of the proceeds that we will receive in this offering and use to repay those borrowings. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules which requires that the initial public offering price be no higher than recommended by a “qualified independent underwriter.”

•

Dilution. The book value of shares of our Class A common stock purchased in this offering will be immediately diluted. In addition, we expect that the payments in the form of Class A common stock that may be made to the Virgin Group pursuant to its tax receivable agreement may be substantial and will further dilute the Class A common stock purchased in this offering. See “Dilution.”

We were incorporated in Delaware on April 11, 2007. Our principal executive offices are located at 10 Independence Boulevard, Warren, NJ 07059 and our main telephone number is (908) 607-4000. Our principal website is virginmobileusa.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus.

Organizational Structure

Prior to the closing of this offering, we will effect the reorganization described in “Organizational Structure” beginning on page 35.

Current Organizational Structure

Our operations are presently conducted by Virgin Mobile USA, LLC, a Delaware limited liability company owned by Sprint Nextel, the Virgin Group and two minority investors. The following diagram depicts our current organizational structure.

Post-IPO Organizational Structure

Virgin Mobile USA, Inc. was formed in April 2007 for the purposes of this offering. Virgin Mobile USA, Inc. has not engaged in any business or other activities except in connection with its formation and the reorganization transactions which were effected for the purpose of tax efficiency, described under “Organizational Structure.” Following the reorganization transactions and this offering, Virgin Mobile USA, Inc. will be a holding company and will hold, directly and indirectly through Bluebottle USA Investments L.P. and Bluebottle USA Holdings L.P., partnership units in the Operating Partnership and all of the outstanding shares of VMU GP, LLC. As an indirect owner of Bluebottle USA Holdings L.P., the sole general partner of the Operating Partnership, Virgin Mobile USA, Inc. will operate and control all of the business and affairs of the Operating Partnership. Virgin Mobile USA, Inc. will consolidate the financial results of the Operating Partnership, and the ownership interest of Sprint Nextel in the Operating Partnership will be treated as a minority interest in our consolidated financial statements. Virgin Mobile USA, Inc., directly and through Holdings, and Sprint Nextel will be the only partners of the Operating Partnership after the reorganization transactions and this offering. The diagram below depicts our organizational structure immediately following the reorganization transactions and this offering.

The Offering

Class A common stock offered by Virgin Mobile	shares

Class A common stock offered by selling stockholders	shares

Total	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	one share

Class C common stock to be outstanding after this offering	shares

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $             million. We intend to use all of the net proceeds to us from this offering and approximately $             million of borrowings under our new senior secured credit facilities, which we expect to enter into concurrently with the consummation of this offering, to (1) repay our existing senior secured credit facility and our existing subordinated secured revolving credit facility and (2) pay approximately $            million to Sprint Nextel for limited liability company interests representing approximately     % of VMU. An affiliate of Merrill Lynch is a lender under our existing senior secured credit facility and, based on an assumed initial public offering price per share of $             (which is the midpoint of the estimated price range shown on the cover of this prospectus) and assuming no exercise of the underwriters’ option to purchase additional shares, will receive approximately         % of the proceeds to us of this offering used to repay those borrowings. See “Underwriting—NASD Regulations and Certain Relationships.” We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Voting Rights	Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Sprint Nextel will be issued              shares of our Class A common stock to be sold in this offering and one share of our Class B common stock. Class B common stock has no economic rights but will entitle the holder to a number of votes that is equal to the total number of shares of Class A common stock for which the partnership units that such holder holds in the Operating Partnership, as of the relevant record date for the VMU stockholder action, are exchangeable. The Operating Partnership units held by Sprint Nextel are convertible into Class A common stock at any time and are mandatorily convertible upon any transfer of such interests by Sprint Nextel, except to certain permitted transfers.

The Virgin Group will be issued              shares of our Class A common stock (including              to be sold in this offering) and              shares of our Class C common stock. Except for the convertibility of Series C common stock into Series A common stock, shares of Series A common stock and shares of Series C common stock will be identical, including with respect to voting rights. The shares of Series C common stock may be converted into shares of Series A common stock at any time at the option of the holder and will automatically convert into shares of Series A common stock upon any transfer of shares of Series C common stock by the Virgin Group, except certain permitted transfers.

See “Description of Capital Stock.”

Dividend Policy	We do not intend to pay any cash dividends on our common stock going forward, and instead intend to retain earnings, if any, for future operations and expansion.

See “Dividend Policy.”

Proposed New York Stock Exchange symbol	VM

Unless we specifically state otherwise, the information in this prospectus does not give effect to:

•	any exercise by the underwriters of their over-allotment option to purchase an additional shares of our Class A common stock from the selling stockholders;

•

             shares of our Class A common stock that underlie awards under our equity-based incentive plans anticipated to be outstanding at the time of this offering, including the Virgin Mobile USA 2007 Omnibus Stock Incentive Plan, or Omnibus Share Plan. See “Management—Compensation Discussion and Analysis—Equity-based Incentive Arrangements;” and

•

            additional shares of our Class A common stock expected to be available for future grant under our proposed Omnibus Share Plan after the consummation of this offering. See “Management—Compensation Discussion and Analysis—Equity-based Incentive Arrangements.”

SUMMARY FINANCIAL AND OTHER DATA

The following table sets forth the summary historical and other data for Virgin Mobile USA, LLC and pro forma financial data for Virgin Mobile USA, Inc. as of the dates and for the periods indicated. Virgin Mobile USA, Inc. is a recently formed holding company which has not engaged in any business or other activities except in connection with its formation and the reorganization transactions described elsewhere in this prospectus. Accordingly, all financial and other information herein relating to periods prior to the completion of the reorganization transactions is that of Virgin Mobile USA, LLC. The summary balance sheet data as of December 31, 2005 and 2006 and the statement of operations data for each of the years ended December 31, 2004, 2005 and 2006 have been derived from Virgin Mobile USA, LLC’s audited financial statements included elsewhere in this prospectus. The summary balance sheet data as of March 31, 2007 and the statement of operations data for each of the quarters ended March 31, 2006 and 2007 have been derived from Virgin Mobile USA, LLC’s unaudited financial statements included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2004 has been derived from Virgin Mobile USA, LLC’s audited financial statements not included in this prospectus. The summary balance sheet data as of March 31, 2006 has been derived from Virgin Mobile USA, LLC’s unaudited financial statements not included in this prospectus.

The summary unaudited pro forma financial information has been developed by application of pro forma adjustments to the historical consolidated financial statements appearing elsewhere in this prospectus. The summary unaudited pro forma financial information for the year ended December 31, 2006 and as of and for the quarter ended March 31, 2007 gives effect, in the manner described under “Unaudited Pro Forma Financial Information” and the notes to (i) the reorganization transactions together with the related equity-based awards, (ii) the refinancing of our existing senior secured credit facility and our existing subordinated secured revolving credit facility, or Refinancing, and (iii) this offering of Class A common stock by us and the use of proceeds therefrom, as if all such events occurred as of January 1, 2006 in the case of the unaudited pro forma condensed consolidated statement of operations data, and as if they had occurred on March 31, 2007, in the case of the unaudited pro forma condensed consolidated balance sheet data. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The summary unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of and does not purport to represent what our financial position or results of operations would actually have been had the transactions been consummated as of the dates indicated. In addition, the summary unaudited pro forma financial information is not necessarily indicative of our future financial condition or results of operations.

You should read the information contained in this table in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Historical Financial and Other Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical audited financial statements and the accompanying notes included elsewhere in this prospectus.

						Pro Forma
						Virgin Mobile USA, Inc.
(in thousands, except share per share data and Other data unless otherwise indicated)	Virgin Mobile USA, LLC Fiscal Year Ended December 31,			Virgin Mobile USA, LLC Quarter Ended March 31,		Year Ended December 31, 2006	Quarter Ended March 31, 2007
	2004	2005	2006	2006	2007
				(Unaudited)		(Unaudited)
Income statement data:
Operating revenue:
Net service revenue	$567,006	$883,816	$1,020,055	$260,351	$322,331
Net equipment revenue	123,632	106,116	90,524	19,824	16,977

Total operating revenue	690,638	989,932	1,110,579	280,175	339,308
Operating expenses:
Cost of service (exclusive of depreciation and amortization)	229,283	309,321	299,130	75,515	97,822
Cost of equipment	364,042	361,655	378,981	88,463	94,648
Selling, general and administrative (exclusive of depreciation and amortization)	253,178	346,470	401,732	94,100	109,945
Loss (gain) from litigation	—	29,981	(15,384)	—	—
Depreciation and amortization	12,891	19,413	28,381	6,367	8,081

Total operating expense	859,394	1,066,840	1,092,840	264,445	310,496

Operating (loss)/income	(168,756)	(76,908)	17,739	15,730	28,812
Interest expense	5,427	25,008	52,178	12,400	13,588
Other (income)/expense	(305)	949	2,268	(46)	(205)
Minority interest	—	—	—	—	—

(Loss)/income before taxes	(173,878)	(102,865)	(36,707)	3,376	15,429
Income tax expense	—	—	—	—	—

Net (loss)/income	$(173,878)	$(102,865)	$(36,707)	$3,376	$15,429

Net (loss)/income per share:
Basic	N/A	N/A	N/A	N/A	N/A
Diluted	N/A	N/A	N/A	N/A	N/A
Weighted average common shares outstanding:
Basic	N/A	N/A	N/A	N/A	N/A
Diluted	N/A	N/A	N/A	N/A	N/A

Balance sheet data:
Cash and cash equivalents	$—	$18,562	$—	$—	$—
Total assets	$165,361	$221,215	$276,939	$202,256	$244,748
Long-term debt	$—	$—	$481,500	$—	$491,000
Total debt	$70,374	$497,500	$553,269	$488,250	$531,250
Members' deficit/Stockholders' equity	$(165,775)	$(621,683)	$(643,925)	$(615,057)	$(628,378)

Statement of cash flows data:
Net cash (used in)/provided by:
Operating activities	$(40,510)	$(1,678)	$(38,865)	$13,826	$19,602
Investing activities	$(26,288)	$(33,607)	$(34,453)	$(7,104)	$(5,310)
Financing activities	$66,798	$53,847	$54,756	$(9,250)	$(14,292)
Capital expenditures	$(26,288)	$(33,607)	$(34,453)	$(7,104)	$(5,310)

Other data (Unaudited):
Gross additions(a)	2,328,830	2,666,194	3,013,781	620,730	881,756
Churn(b)	3.9%	4.3%	4.8%	4.3%	4.0%
Net customer additions(c)	1,422,855	993,625	729,313	117,942	309,721
End-of-period customers(d)	2,851,152	3,844,777	4,574,090	3,962,719	4,883,811
Adjusted EBITDA(e)(f) (in thousands)	$(133,567)	$(48,275)	$47,884	$22,744	$37,879
Average revenue per user(e)(g)	$24.24	$22.54	$21.48	$22.09	$22.41
CCPU(e)(h)	$16.85	$14.94	$13.15	$13.12	$13.72
CPGA(e)(i)	$131.58	$118.62	$120.55	$133.62	$98.69

(footnotes on following page)

(a)	Gross additions represents the number of new customers that activated our handsets during a period, unadjusted for churn during the same period. In measuring gross additions, we begin with handset activations and exclude any customer that has replaced one of our handsets with another one, retailer returns, customers who have reactivated and fraudulent activations.
(b)	Churn is used to measure customer turnover on an average monthly basis. Churn is calculated as the ratio of the net number of customers that disconnect from our service during the period being measured to the weighted average number of customers during that period, divided by the number of months during the period being measured. The net number of customers that disconnect from our service is calculated as the total number of customers that disconnect less the adjustments noted under gross additions above. These adjustments are applied in order to arrive at a more meaningful measure of churn. The weighted average number of customers is the sum of the average number of customers for each day during the period being measured divided by the number of days in that period. Churn includes those pay-by-the-minute customers whom we automatically disconnect from our service when they have not replenished, or “Topped-Up,” their accounts for 150 days as well as those monthly customers whom we automatically disconnect when they have not paid their monthly recurring charge for 150 days (except for such monthly customers who replenish their account for less than the amount of their monthly recurring charge and, according to the terms of our monthly plans, may continue to use our services on a pay-by-the-minute basis), and such customers that voluntarily disconnect from our service prior to reaching 150 days since replenishing their account or paying their monthly recurring charge. We utilize 150 days in our calculation as it represents the last date upon which a customer who replenishes his or her account is still permitted to retain the same phone number. This calculation is consistent with the terms and conditions of our service offering. We believe churn is a useful metric to track changes in customer retention over time and to help evaluate how changes in our business and services offerings affect customer retention. In addition, churn is also useful for comparing our customer turnover to that of other wireless communications providers.
(c)	Net customer additions represents the number of new customers that activated our handsets during a period, adjusted for churn during the same period.
(d)	End-of-period customers are the total number of customers at the end of the period being measured.
(e)	We use several financial performance metrics, including Adjusted EBITDA, ARPU, CCPU and CPGA, which are not calculated in accordance with generally accepted accounting principles, or GAAP. A non-GAAP financial metric is defined as a numerical measure of a company’s financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of operations or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. We believe that the non-GAAP financial metrics that we use are helpful in understanding our operating performance from period to period, and although not every company in the wireless communication industry defines these metrics in precisely the same way that we do, we believe that these metrics as we use them, facilitate comparisons with other wireless communication companies. These metrics should not be considered substitutes for any performance metric determined in accordance with GAAP.
(f)	Adjusted EBITDA is calculated as net (loss)/income plus depreciation and amortization, interest expense, non-cash compensation expense, equity issued to a member and debt extinguishment costs. We find Adjusted EBITDA to be useful as a measure for understanding the performance of our operations from period to period and although not every company in the wireless communication industry defines these metrics in precisely the same way that we do, we believe that this metric, as we use it, facilitates comparisons with other wireless communication companies. We use Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. We also believe that analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate our company’s overall operating performance. However, Adjusted EBITDA has material limitations as an analytical tool and you should not consider this in isolation, or as a substitute for analysis of our results as reported under GAAP. We believe it is a useful tool in evaluating performance because it eliminates items related to taxes as well as both the debt and equity portions of our capital structure.

The items that we have eliminated from net income in determining Adjusted EBITDA are interest expense, depreciation of fixed assets, amortization of intangible assets, non-cash compensation expense, expense resulting from equity issued to a member and expense relating to debt extinguishment. However, some of these eliminated items are significant to our business. For example, (i) interest expense is a necessary element of our costs and ability to generate revenue because we incur interest expense related to any outstanding indebtedness and (ii) depreciation is a necessary element of our costs. Any measure that eliminates components of our capital structure and the carrying costs associated with the fixed assets on our balance sheet has material limitations as a performance measure. In light of the foregoing limitations, we do not rely solely on Adjusted EBITDA as a performance measure and also consider our GAAP results. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other measures derived in accordance with GAAP. Because Adjusted EBITDA is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

	Fiscal Year Ended December 31,			Quarter Ended March 31,
(in thousands)	2004	2005	2006	2006	2007
	(Unaudited)			(Unaudited)
Calculation of Adjusted EBITDA:
Net (loss)/income	$(173,878)	$(102,865)	$(36,707)	$3,376	$15,429
Plus:
Depreciation and amortization	12,891	19,413	28,381	6,367	8,081
Interest expense	5,427	25,008	52,178	12,400	13,588
Non-cash compensation expense	5	1,475	2,563	601	781
Equity issued to a member	21,988	7,623	—	—	—
Debt extinguishment costs	—	1,071	1,469	—	—

Adjusted EBITDA	$(133,567)	$(48,275)	$47,884	$22,744	$37,879

(g)	Average revenue per user, or ARPU, is used to measure and track the average revenue generated by our customers on a monthly basis. ARPU is calculated as net service revenue for the period divided by the weighted average number of customers for that period being measured, further divided by the number of months in the period being measured. The weighted average number of customers is the sum of the average customers for each day during the period measured divided by the number of days in that period. ARPU helps us to evaluate customer performance based on customer revenue and forecast our future service revenues.

	Fiscal Year Ended December 31,			Quarter Ended March 31,
(in thousands, except number of months and ARPU)	2004	2005	2006	2006	2007
		(Unaudited)		(Unaudited)
Calculation of ARPU:
Net service revenue	$567,006	$883,816	$1,020,055	$260,351	$322,331
Divided by weighted average number of customers.	1,949	3,268	3,957	3,929	4,795
Divided by number of months in the period	12	12	12	3	3

ARPU	$24.24	$22.54	$21.48	$22.09	$22.41

(h)	Cash cost per user, or CCPU, is used to measure and track our costs to provide support for our services to our existing customers on an average monthly basis. The costs included in this calculation are our cost of service (exclusive of depreciation and amortization), excluding cost of service associated with initial customer acquisition, general and administrative expenses, excluding any marketing, selling, and distribution expenses associated with initial customer acquisition, non-cash compensation expense, net loss on equipment sold to existing customers, cooperative advertising expenses in support of existing customers and other (income) / expense, net of debt extinguishment costs. These costs are then divided by our weighted average number of customers for the period being measured, further divided by the number of months in the period being measured. CCPU helps us to assess our ongoing business operations on a per customer basis, and evaluate how changes in our business operations affect the support costs per customer. Given its use throughout the industry, CCPU also serves as a standard by which we compare our performance against that of other wireless communication companies.

(footnotes continued on following page)

	Fiscal Year Ended December 31,			Quarter Ended March 31,
(in thousands, except number of months and CCPU)	2004	2005	2006	2006	2007
		(Unaudited)		(Unaudited)
Calculation of CCPU:
Cost of service (exclusive of depreciation and amortization)	$229,283	$309,321	$299,130	$75,515	$97,822
Less: Cost of service associated with initial customer acquisition	(7,367)	(3,750)	(1,968)	(357)	(609)
Add: General and administrative expenses	161,269	254,989	288,414	71,618	86,518
Less: Non-cash compensation expense	(5)	(1,475)	(2,563)	(601)	(781)
Add: Net loss on equipment sold to existing customers	11,259	22,291	38,042	7,429	13,940
Add: Cooperative advertising expenses in support of existing customers	—	4,620	2,362	1,068	721
Add: Other (income) / expense, net of debt extinguishment costs	(305)	(122)	799	(46)	(205)

Total CCPU costs	$394,134	$585,874	$624,216	$154,626	$197,406
Divided by weighted average number of customers	1,949	3,268	3,957	3,929	4,795
Divided by number of months in the period	12	12	12	3	3

CCPU	$16.85	$14.94	$13.15	$13.12	$13.72

(i)	Cost per gross addition, or CPGA, is used to measure the cost of acquiring a new customer. The costs included in this calculation are our selling expenses, our net loss on equipment sales (cost of equipment less net equipment revenue), excluding the net loss on equipment sold to existing customers, equity issued to a member, cooperative advertising in support of existing customers and cost of service associated with initial customer acquisition. CPGA helps us to assess the efficiency of our customer acquisition methods and evaluate our sales and distribution strategies. CPGA also allows us to compare our average acquisition costs to those of other wireless communication companies.

	Fiscal Year Ended December 31,			Quarter Ended March 31,
(in thousands, except CPGA)	2004	2005	2006	2006	2007
		(Unaudited)		(Unaudited)
Calculation of CPGA:
Selling expenses	$91,909	$91,481	$113,318	$22,481	$23,427
Add: Cost of equipment	364,042	361,655	378,981	88,463	94,648
Less: Net equipment revenue	(123,632)	(106,116)	(90,524)	(19,824)	(16,977)
Less: Net loss on equipment sold to existing customers	(11,259)	(22,291)	(38,042)	(7,429)	(13,940)
Less: Equity issued to a member	(21,988)	(7,623)	—	—	—
Less: Cooperative advertising costs in support of existing customers	—	(4,620)	(2,362)	(1,068)	(721)
Add: Cost of service associated with initial customer acquisition	7,367	3,750	1,968	357	609

Total CPGA costs	$306,439	$316,236	$363,339	$82,980	$87,046
Divided by gross additions	2,329	2,666	3,014	621	882

CPGA	$131.58	$118.62	$120.55	$133.62	$98.69

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information in this prospectus, before deciding whether to purchase our Class A common stock.

Risks Related to Our Business

We have a short operating history which may not be indicative of our future performance and, if our revenue and earnings growth are not sustainable, we may not be able to generate the earnings necessary to fund our operations, continue to grow our business or repay our debt obligations.

We launched our service nationally in July 2002 and had no revenues before that time. Consequently, we have a limited operating and financial history upon which to evaluate our business model, financial performance and ability to succeed in the future. You should consider our prospects in light of the risks we may encounter, including risks and expenses faced by new companies competing in rapidly evolving and highly competitive markets. We cannot be certain that our MVNO business model will be profitable or competitive in the long-term against larger, facilities-based wireless providers or other MVNOs. We also cannot predict whether our MVNO model will allow us to offer the wireless services that customers may demand in the future. We have experienced, and may continue to experience, significant fluctuations in our revenues and cash flows. If we are unable to achieve sufficient revenues and earnings from operations, our financial results will be adversely affected and we will not have sufficient cash to fund our current operations, sustain the continued growth of our business, satisfy our debt covenants or repay our debt obligations. Failure to satisfy our debt covenants (as has occurred in the past) or make any required payments could result in defaults under our credit agreements. We have experienced, and may continue to experience, operating losses. In the event that we do become profitable, we can provide no assurances that such profitability can or will be sustained in the future.

Competition in the wireless industry could adversely affect our revenues and profitability.

The wireless communications market is extremely competitive, and competition for customers is increasing. We compete with (i) facilities-based wireless communications providers and their prepaid affiliates or brands, including Sprint Nextel and its Boost product; and (ii) other MVNOs. We also may face competition from providers of an emerging technology known as Worldwide Interoperability for Microwave Access, or WiMax, which is capable of supporting wireless transmissions suitable for future mobility applications as well as devices offering voice over Internet protocol, or VoIP, telecommunication services in conjunction with WiFi technology. We do not have any agreements in place that would give us access to these emerging technologies.

Most of our competitors have substantially greater financial, technical, personnel and marketing resources and a larger market share than we have, and we may not be able to compete successfully against them or other wireless communications providers. Due to their size and bargaining power, our larger competitors obtain discounts for facilities, equipment, handsets, content, and services, potentially placing us at a competitive disadvantage. As consolidation in the industry creates even larger competitors, our competitors’ purchasing advantages may increase further, hampering our efforts to attract and retain customers. Certain of our competitors may also use their ownership of local wireline telecommunications facilities to introduce service features and calling plans, such as free wireless-to-landline calls, that we are unable to offer at similar cost. Their larger wireless customer bases may make discounted or free in-network calling (that we do not offer currently) more attractive than any similar service that we may offer. This may adversely affect our ability to compete against these competitors in the longer term.

Other prospective entrants in the wireless communications industry, such as cable operators, are beginning to offer bundled local, long distance, high-speed data, and television and video services. The ability of these providers to bundle telecommunications, Internet, and video with wireless services, as well as their financial strength and economies of scale, may enable them to offer wireless services at prices that are lower than the prices at which we can offer comparable services. If we cannot compete effectively with these service providers, our revenues, profits, cash flows and growth may be adversely affected.

The prepaid wireless marketplace has become increasingly competitive, with a number of new entrants providing service. Several of these providers have marketed their services to the youth-oriented customer demographics that we target. Our operating performance and financial results may be adversely affected if we are unable to successfully differentiate our services from those of such competitors.

We may face competitive pressure to reduce prices for our products and services, which may adversely affect our profitability and other financial results.

As competition in the U.S. wireless communications industry has increased, providers have lowered prices or increased the number of minutes available under monthly service plans to attract or retain customers. To remain competitive with existing and future competitors, we may be compelled to offer greater subsidies for our handsets, reduce the prices for our services or increase the available minutes that we offer under our prepaid monthly, or hybrid, service plans. The prices we charge our customers for services do not affect the amounts we pay to Sprint Nextel under the PCS services agreement, which is based on Sprint Nextel’s costs plus a margin on the services we purchase. As a result, any further subsidies or price reductions that we offer in order to remain competitive may reduce our margins and revenues, and may adversely affect our profitability and cash flows.

Failure to develop future service offerings may limit our ability to compete effectively and grow our business.

An important part of our business strategy is the development and introduction of new voice and data services including, but not limited to, mobile data services. The success of our new service offerings will depend, in part, on our ability to anticipate and respond to varied and rapidly changing customer needs. In order to remain competitive in the U.S. wireless industry, we will need to introduce and commercialize these new services to our market on a timely basis. Our future service offerings may rely on new and unproven technology that may demand substantial capital outlays and utilize significant spectrum capacity. Our services currently depend on the nationwide Sprint PCS network, and we cannot guarantee that Sprint Nextel will make the necessary capital outlays or have sufficient spectrum capacity to deploy new services on that network.

To ensure that our services remain attractive to customers and competitive with those offered by other wireless communications providers, we may be required to modify, change, or adjust our service offerings or introduce new service offerings. For instance, we have launched several hybrid calling plans to compete more effectively with other wireless communications providers. We cannot be certain that our hybrid plans, or future service offerings, will be as profitable or successful as we have envisioned. A substantial portion of our recent gross additions have been under these hybrid plans. We cannot guarantee that the adoption and growth of these hybrid plans will continue or that we will be able to offer services under these hybrid plans in a profitable manner.

Higher than expected customer turnover could result in increased costs and decreased revenues, which would have an adverse effect on our profitability.

Many prepaid wireless service providers, including us, historically have experienced a high rate of customer turnover, or “churn.” A major element of our business strategy is offering customers wireless services without requiring long-term service contracts. In contrast, postpaid services providers generally require customers to enter into long-term service contracts that impose substantial early termination penalties. We do not require long-term service contracts or impose early termination penalties. Accordingly, our customers can terminate service with us easily and transition to another carrier. Although not every company in the wireless communication industry measures churn the same way that we do, we believe that we have a higher churn than our postpaid competitors. Our average monthly churn (as defined in “Prospectus Summary—Summary Financial and Other Data”) for the year ended December 31, 2006 was approximately 4.81%. While we expect a certain level of customer turnover, if actual churn levels were to exceed our current forecasts, it could reduce our revenues, cause our operating margins to diminish, and adversely impact profitability. In addition, our marketing costs to attract the replacement customers required to sustain our business plan could increase, further reducing our profits. Our churn may be affected by several factors, including the following:

•	network coverage and connection quality;

•	handset and network reliability issues, such as dropped and blocked calls;

•	handset pricing and selection;

•	the ability to roam on wireless networks of other carriers;

•	pricing and affordability of our services;

•	pricing of competitive services relative to ours; and

•	customer care performance.

As an MVNO, we do not control network access, network reliability or connection quality. Furthermore, our customers do not have the ability to roam on other wireless networks in areas where the nationwide Sprint PCS network, or those parts of that network provided by Sprint Nextel’s third party PCS affiliates, are not available. These and other factors, which are outside our control, may lead to increased churn.

Additionally, the regulations promulgated by the Federal Communications Commission, or FCC, require wireless providers, including us, to provide wireless number portability to their customers. Under these regulations, wireless providers must transfer, or “port,” the number of a departing customer to the customer’s new wireless carrier. These regulations could lead to increased churn as wireless customers now have the ability to retain their wireless telephone numbers despite changing wireless providers.

We may lose customers if we fail to keep up with rapid technological change occurring in the wireless industry.

The wireless communications industry is experiencing significant technological change, including ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of wireless broadband data services, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences. These changes may cause uncertainty about future demand for our wireless services and may affect the prices that we will be able to charge for these services. Rapid changes in technology, moreover, may lead to the development of wireless communications services or alternative services that consumers prefer over our services. Our operational performance and financial results may be adversely affected if we are unable to deploy future technologies or services on a timely basis or at an acceptable cost.

In addition, our ability to subsidize handsets is limited because we do not require long-term contracts that may produce a more stable revenue stream. As a result, we do not offer the most expensive or technologically advanced handsets available to the market because the retail price of such handsets would be less attractive to our customers than those we offer without greater subsidies than those contemplated by our business model.

Our business is seasonal, and we depend on fourth quarter customer additions; our results of operations for future periods will be affected negatively if we fail to deliver strong customer growth in the fourth quarter of any year.

The wireless business in the United States generally, and in the prepaid business in particular, is seasonal and is often disproportionately dependent on fourth quarter results. Our business has experienced a similar pattern and we expect this pattern to continue in the future. If our fourth quarter customer additions fail to meet our expectations, it could adversely affect our results of operations and cash flows.

Bulk handset purchase and trading schemes may curtail our ability to offer handsets at subsidized retail prices and thus limit our ability to acquire new customers or result in significant additional costs.

We acquire new customers in part by offering handsets for sale at significantly subsidized retail prices resulting in a loss to us on handset sales. In recent years, several third parties have purchased our less expensive handsets, reprogrammed them, and resold the handsets in bulk for use on other wireless communications providers’ networks. As a result of such bulk purchase and trading schemes, we do not realize wireless services revenue in connection with such handsets, which in the past has resulted in substantial losses to us. In addition, bulk purchases deplete inventory of retail stores available for sale to legitimate customers. We estimate that in 2005 and 2006, approximately 228,000 and 322,000 of our handsets were bought and resold in bulk, which resulted in a loss of approximately $25.4 million and $30.4 million, respectively, consisting primarily of loss subsidies and promotional expenses. We believe that such bulk purchase and trading schemes constitute breaches of the contractual terms of purchase of our handsets and the use of our services and that many activities of bulk handset traders infringe on our trademark rights, constitute illegal interference with our business, and constitute civil conspiracy, unjust enrichment and unfair competition. While we have aggressively pursued claims against such bulk purchasers, we cannot predict whether our efforts will be effective. We may be forced to raise our handset prices to deter future bulk purchase and trading activities, which may affect our ability to attract new customers. The continued bulk purchase and trading of our handsets may adversely affect our revenues, profitability and cash flows.

We have a significant amount of debt and are subject to restrictive debt covenants which could have important consequences related to the success of our business.

As of March 31, 2007, our total debt was $531.3 million and following this offering, on a pro forma basis, our total debt would have been $             million. We have used debt to finance a significant portion of our operations. Any decrease in the aggregate net proceeds raised in this offering will result in an increase of our pro forma total debt. See “Use of Proceeds” and “Capitalization” for additional information. The level of our indebtedness could have important consequences, including:

•	making it more difficult for us to satisfy our obligations under our debt instruments;

•

limiting cash flow available for general corporate purposes, including capital expenditures and acquisitions, because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

•	limiting our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions;

•	limiting our flexibility to react to competitive and other changes in our industry and economic conditions generally; and

•

exposing us to risks inherent in interest rate fluctuations because all of our borrowings are at variable rates of interest (although we have entered into transactions to hedge a substantial portion of our interest rate risk, if market interest rates increase, our unhedged variable-rate debt will result in higher interest expense and adversely affect our cash flow).

In 2005, we failed to satisfy a net service revenue covenant in our prior credit facility, which resulted in a default under that credit facility and required us to negotiate with our lenders to amend and restate that facility in July 2006. As a result of the default, we had no access to our $100 million revolving credit facility provided under our 2005 senior credit facilities, which resulted in a liquidity shortfall in 2006. As a result of the liquidity shortfall, we were unable to make timely payments to Sprint Nextel on amounts owed under the PCS services agreement, requiring us to negotiate with Sprint Nextel in order to receive additional time to make such payments and to pay interest on such late payments. In connection with the amendment and restatement of our 2005 senior credit facilities and our liquidity shortfall, Sprint Nextel and the Virgin Group provided us with our $100 million existing subordinated secured revolving credit facility which replaced the $100 million revolving credit facility previously provided by the third party lenders under our 2005 senior credit facilities.

Our existing senior secured credit facility and our subordinated secured revolving credit facility contain a number of restrictive covenants and require us to maintain specified financial ratios and satisfy financial condition tests. See “Description of Indebtedness— Existing Senior Secured Credit Facility.” We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us on acceptable terms or in an amount sufficient to enable us to pay interest or principal on our debt or to fund our other liquidity needs. In addition, our limited tangible assets may further limit our ability to obtain loans or access the debt capital markets. Failure to satisfy our debt covenants or make any required payments could result in defaults under our credit agreements.

We may incur significant additional indebtedness from time to time. If we incur additional indebtedness, the related risks we could face would be magnified.

Our products and services are sold primarily through third party retail distribution partners, and the success of our business will depend in part on maintaining our relationships with these partners.

Wireless products and services traditionally have been sold primarily in dedicated wireless retail stores, many branded with the name of the wireless communications provider. We have not operated, and do not plan to operate, branded stores dedicated to our wireless products and services. Instead, we sell our products and services through third-party distribution channels and through our website and our contact center.

Our four largest distribution partners account for a substantial majority of our sales. The success of our business depends in part on maintaining our relationships with these and other distribution partners and the terms of our distribution agreements with these partners. Our distribution agreements with retail partners generally have short terms and do not impose minimum purchase obligations on our distribution partners. We, on the other hand, have long-term supply contracts with manufacturers of our handsets. Accordingly, there is no assurance that our distribution partners will continue to distribute our products or distribute sufficient quantities to match our purchase obligations with our suppliers. If our distribution agreements expire or are terminated or if our distribution partners cease to distribute our products and services, we may not be able to establish alternative distribution channels for our products and services.

As an MVNO, we are dependent on Sprint Nextel for our wireless network and any disruptions to such network may adversely affect our business and financial results.

As an MVNO, we do not own spectrum or own or operate a physical network. Sprint Nextel is our exclusive wireless network provider. To be successful, we will need to continue to provide our customers with reliable service over the nationwide Sprint PCS network. We rely on Sprint Nextel and its third party PCS affiliates to maintain their wireless facilities and government authorizations and to comply with government policies and regulations. If Sprint Nextel or its third party PCS affiliates fail to do so, we may incur substantial losses. Delays or failure to add network capacity, or increased costs of adding capacity or operating the network, could limit our ability to increase our customer base, limit our ability to increase our revenues, or cause a deterioration of our operating margin. Some of the risks related to the nationwide Sprint PCS network and infrastructure include: physical damage to access lines, breaches of security, power surges or outages, software defects and disruptions beyond Sprint Nextel’s control, such as natural disasters and acts of terrorism, among others. The PCS services agreement with Sprint Nextel does not contain any contractual indemnification provisions relating to network outages or other disruptions. Any impact on the nationwide Sprint PCS network will have an adverse impact on our business and may adversely affect our financial condition, results of operations and cash flows.

Third party PCS affiliates of Sprint Nextel provide network coverage in certain regions of the country. We are dependent on those third party PCS affiliates for coverage in those areas, and currently all such third party PCS affiliates allow Virgin Mobile to offer service in their regions. Every three years, these PCS affiliates have the right to discontinue the activation of service for our new customers in their respective regions and they may next make this election in July 2008. If they agree to continue to support our services, they must commit to a three-year term, after which they can again elect to discontinue the activation of service for new customers in their regions. In addition, such third party PCS affiliates have the right to stop providing their services to our new customers (1) if we launch services that are not pay-as-you-go services in such affiliate’s territory, (2) if we target customers outside the market segment of individuals up to and including thirty years old (3) upon a change of control of us or Sprint Nextel and (4) upon certain events of bankruptcy or dissolution of us or Sprint Nextel. In the year ended December 31, 2006, approximately 7.01% of our customers were located in such third party PCS affiliate territories and we generated approximately $108.6 million in revenues from such customers. The inability to provide service to customers within the third party PCS affiliates’ territories could have an adverse affect on our business and could adversely affect our financial condition, results of operations and cash flows.

Wireless communications technology is evolving rapidly. A significant change in current wireless network technologies or the emergence of alternative technologies could reduce significantly our ability to offer a full range of data services, as compared to our competitors. If Sprint Nextel fails to keep up with these changes, we may lose customers or may not be able to attract new customers. In addition, our PCS services agreement with Sprint Nextel covers only our access to the nationwide Sprint PCS network using CDMA technology and may limit our ability to access other networks or services offered by Sprint Nextel now or in the future.

Our PCS services agreement with Sprint Nextel expires in 2027. Sprint Nextel, however, may terminate the PCS services agreement prior to the expiration of its term due to various reasons specified in the PCS services agreement, including:

•	breach of the agreement by us;

•	acquisition of control of us by a specified competitor of Sprint Nextel; or

•	a specified competitor of the Virgin Group acquires control of us and Virgin Group terminates the Virgin trademark license agreement.

In case of either the expiration or termination of the Sprint PCS services agreement, we may be unable to reach a further agreement with Sprint Nextel and its third party PCS affiliates or with an alternate wireless communications provider to obtain the wireless services necessary to operate our business. In addition, transition to an alternative provider is limited to a provider with a CDMA network as our handsets are not capable of operating on all networks. Such a transition could be time-consuming and costly and we could lose a substantial number of customers during the transition period.

In addition, we also rely on Sprint Nextel and its third party PCS affiliates for other critical operational matters, including:

•	continued expansion and improvement by Sprint Nextel of the nationwide Sprint PCS network and its third party PCS affiliates’ networks, which is expected to require additional investment;

•	deployment of upgrades and maintenance of the nationwide Sprint PCS network by Sprint Nextel and its third party PCS affiliates;

•	maintenance by Sprint Nextel of its relationships with its third party PCS affiliates;

•	maintenance by Sprint Nextel and its third party PCS affiliates of FCC authorizations in good standing;

•	integration of new services into the nationwide Sprint PCS network;

•	certification of new handsets for use on the nationwide Sprint PCS network;

•	compliance with FCC, state E911 and other regulatory requirements;

•	obtaining telephone numbers;

•	maintenance of interconnection agreements; and

•	compliance with applicable laws and regulations including the Communications Assistance for Law Enforcement Act of 1994, or CALEA, network technical requirements.

We compete with several of Sprint Nextel’s products, including its postpaid products and its prepaid Boost product. In addition, Sprint Nextel may from time to time create products or acquire interests in business that directly or indirectly compete with us. As a result, Sprint Nextel’s interests may be different from, or adverse to, ours.

Payments made to Sprint Nextel pursuant to the PCS services agreement are based on estimates, which may cause our reported quarterly results to be less reflective of our actual performance during a given period.

We purchase wireless network services at a price based on Sprint Nextel’s annual cost of providing these services plus a profit margin. Quarterly, we estimate the annual cost of such services and record an adjustment if the estimate is different from the actual costs billed to us by Sprint Nextel. Under the terms of the agreement, Sprint Nextel is required to provide us with a final assessment of their costs annually. In the event that our estimates for a given period are incorrect, we record an adjustment in the then-current period as a change to the estimate. Accordingly, our costs associated with network services may not be fully aligned with revenues during a given period to the extent of such adjustments and our reported quarterly results may not be fully reflective of our actual performance during a given period.

Sprint Nextel’s failure to obtain the proper licenses and governmental approvals from regulatory authorities would cause us to be unable to successfully operate our business.

The FCC licenses currently held by Sprint Nextel and its third party PCS affiliates to provide PCS services are subject to renewal and revocation. There is no guarantee that Sprint Nextel’s or its third party PCS affiliates’ PCS licenses will be renewed. The FCC requires all PCS licensees to meet certain requirements, including so-called “build-out” requirements, to retain their licenses. Sprint Nextel’s or its third party PCS affiliates’ failure to comply with certain FCC requirements in a given license area could result in the revocation of Sprint Nextel’s or such third party PCS affiliates’ PCS license for that geographic area.

We are dependent on our license agreement with the Virgin Group to use the Virgin Mobile brand.

We are party to a trademark license agreement with the Virgin Group pursuant to which we have exclusive rights to use the Virgin Mobile brand for wireless products and services in our coverage area through 2027. The Virgin Group may terminate the trademark license agreement prior to the expiration of its term due various reasons specified in the agreement, including:

•	breach of the agreement by us;

•	acquisition of control of us by certain competitors of the Virgin Group; or

•	a specified competitor of Sprint Nextel acquires control of us and Sprint Nextel terminates the Sprint PCS services agreement.

In case of either the expiration or termination of the Virgin trademark license agreement, we may be unable to reach a further acceptable agreement with the Virgin Group. Our inability to use the Virgin Mobile brand would have a material adverse effect on our operations.

We may be limited in our ability to grow our business and customer base unless we can continue to obtain network capacity at favorable rates and meet the growing demands on our business systems and processes.

To further expand our MVNO business, we must continue to obtain wireless network capacity at favorable rates and terms, provide adequate customer service and acquire and market a sufficient quantity and mix of handsets and related accessories. Our operating performance and ability to attract new customers may be adversely affected if we are unable to meet the increasing demands for our services in a timely and efficient manner, while adequately addressing the growing demands on our customer service, billing, and other back- office functions. Any change in our ability, or the ability of third parties with whom we contract, to provide these services also could adversely affect our operations and financial performance.

Our operations and growth could be adversely affected if our wireless data services do not perform satisfactorily.

We provide text, instant and picture messaging, email, ringtones, games, and other wireless data services marketed under the VirginXL and VirginXtras brand names. These non-voice mobile data services represent a significant portion of our revenues. Our future results may be adversely affected if these services are not utilized by a sufficient number of our customers or fail to produce sufficient levels of customer satisfaction and revenues. These services and features may not counter increasing competition and pricing pressure in the wireless voice market or markedly differentiate us from our competitors. We also may not realize our goals successfully if we fail to develop and deploy new wireless data applications for our customers, offer wireless data services profitably, or achieve a satisfactory level of customer acceptance and utilization of our wireless data services.

Our prepaid service offerings may not be successful in the long term.

Our prepaid services may not prove to be successful or profitable in the long term. In addition, a majority of the customers that purchase our prepaid services are lower-income, lower-usage customers. Our long-term success is dependent upon our sustained ability to generate sufficient revenue from our customers based on their use of our services and respond to churn by adding new customers. If we are unable to sustain or increase the revenue that we generate from our existing customers or obtain new customers to replace churned customers, our operational performance and financial results may be adversely affected.

We rely on third parties for equipment and services that are integral to our business.

We have entered into agreements with third-party contractors, including Kyocera Wireless Corp. and UTStarcom Personal Communications LLC, to provide equipment and services required for our operation, in addition to content development, product distribution, supply chain, handset sourcing, customer care and billing and payment processing. Some of these agreements contain termination provisions that allow for these agreements to be cancelled upon short or no notice. If these contracts are terminated and we are unable to renew them or negotiate agreements for replacement services with other providers at comparable rates, our business will suffer. Our handset inventory is currently acquired from only a few sources. In addition, our ability to control the efficiency, timeliness and quality of the services provided by our third party contractors is limited.

Our future success will depend in part on our ability to protect our intellectual property rights, and our inability to enforce these rights could cause us to lose sales and any competitive advantage we have.

Our success depends to a significant degree upon our ability to protect and preserve the proprietary aspects of our products and services and other intellectual property. We rely on the patent, trademark, copyright and trade secret laws of the United States and other countries, as well as nondisclosure agreements, to protect our intellectual property rights. However, we may be unable to prevent third parties from using our technology without our authorization, breaching any nondisclosure agreements with us, or independently developing technology that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. The use of our intellectual property or similar intellectual property by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. If it becomes necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome and costly and we may not prevail.

We depend upon our senior management and our business may be adversely affected if we cannot retain them.

Our success depends upon the retention of our experienced senior management with specialized industry and technical knowledge. We might not be able to find qualified replacements for the members of our senior management team if their services were no longer available to us; accordingly, the loss of critical members of our senior management team could have a material adverse effect on our ability to effectively pursue our business. We only have “key man” life insurance for Daniel H. Schulman, our chief executive officer, and no other member of our senior management team.

Difficulty hiring and retaining qualified personnel as well as the potential impact of unionization and organizing activities could have an adverse effect on our costs and results of operations.

The success of our business depends in large part upon our ability to attract and retain highly skilled, knowledgeable and qualified managerial, professional, technical, sales and customer support personnel. If we are unable to recruit and retain qualified employees our results of operations could be adversely affected. In addition, union organizing activities may occur, and the adverse impact of unionization and organizing activities on our costs and operating results could be substantial.

Risks Related to Our Industry

Government regulations and taxation could increase our costs, limit our growth, and adversely affect our operations and financial results.

The licensing, operation and provision of wireless telecommunications systems and services are regulated by the FCC and, depending on the jurisdiction, state and local regulatory agencies. These regulatory authorities have established certain taxes and fees on the providers of wireless services. Although we remit all applicable federal and state regulatory fees, we currently do not recover these regulatory fees or our compliance costs directly from most of our customers. We may decide to pass these costs directly to all of our customers in the future, however, which may negatively affect our ability to attract and retain customers. Federal, state, and local taxation of our services also significantly increases our cost of doing business and affects our profitability.

The FCC and many states have established universal service fund (USF) programs to ensure that affordable, quality telecommunications services are available to all U.S. residents. Under the FCC’s current regulations, carriers, including us, must contribute to the federal USF program a variable percentage of interstate end-user telecommunications revenues. The FCC, however, has indicated that it may transition to a connections-based or numbers-based approach for USF contributions in the near future. Under such a system, carriers would contribute a per-customer flat fee for each connection or number that the carrier serves. While no final decision has been made by the FCC on transitioning to a connections-based or numbers-based USF contribution methodology, any such transition may require us to increase our rates, adversely affecting our profitability and hindering our ability to attract and retain customers. Generally, any connections-based or numbers-based regime that imposes a flat rate for all wireless users, without adjustment for or exception of lower usage customers, would be regressive and may adversely affect our customers, who on average have lower usage levels and lower incomes than those of postpaid services.

The FCC also has adopted rules requiring wireless providers to implement enhanced 911 (E-911) calling capabilities in two phases, the second of which requires carriers to provide automatic customer location information with a specified accuracy. Many state and local governments have imposed flat per-customer fees on wireless providers to support local implementation of this service. Although we remit all applicable E-911 fees, we do not currently recoup E-911 fees directly from most of our customers. Any increase in these fees may affect our operations and require us to raise our service rates, which may affect our ability to attract and retain customers. In the future, we also may seek to recover these fees from all of our customers, which may affect our ability to attract and retain customers. Moreover, any connections-based or numbers-based regime that imposes a flat rate for all wireless users, without adjustment for or exception of lower usage customers, would adversely affect our customers, who on average have lower usage levels and lower incomes than those of postpaid services.

While Section 332 of the Communications Act of 1934, as amended, generally preempts state and local regulation of wireless services, states have begun to regulate the practices of wireless providers by applying traditional consumer protection requirements to wireless services. The trend toward increasing the amount and applicability of these requirements greatly affects our ability to offer nationwide services. If a significant number of states were to extend consumer protection requirements to wireless services, it would alter significantly our business practices and impose additional costs on us. If we fail to comply with any of these government regulations, we may be subject to monetary sanctions, which could have a material adverse effect on our business.

Circumvention of security systems on our handsets may adversely affect our operational performance and financial results.

Software installed on handsets sold by many wireless providers, including us, prevents a customer from using a handset sold by one wireless provider on another wireless provider’s system. A recently issued federal regulation provides that circumvention of such software, when circumvention is accomplished for the sole purpose of lawfully connecting to a wireless telephone communication network, is exempt from the Digital Millennium Copyright Act’s prohibition against circumvention of technological measures that control access to copyrighted works. 37 C.F.R. § 201 (2006).

Like most wireless providers, we subsidize handsets with the expectation that the customer will use the handset on our wireless service and generate sufficient revenue to defray our upfront subsidy. Since we do not impose annual service contracts or early termination penalties, customers may terminate service with us at any time and transition to a new provider. Our financial results could be adversely affected if a significant number of our customers were encouraged by the regulation described above to transition to a new wireless communications provider before we were able to recoup our upfront handset subsidy.

In addition, while this regulation does not prevent us from relying on other legal theories, it has eliminated one claim that otherwise might have been brought against bulk purchasers of our handsets and may impair our ability to deter future bulk purchase and trading activities.

Concern about alleged health risks relating to radio frequency emissions from wireless handsets may harm our prospects.

There have been suggestions that radio frequency emissions from wireless handsets may be linked to health concerns, including increased incidences of cancer. Although medical reviews have concluded that evidence does not support a finding of adverse health effects as a result of wireless handset use, some studies have suggested that radio frequency emissions may cause certain adverse biological effects. Research on these and other health concerns is ongoing and may demonstrate a link between radio frequency emissions and health concerns.

We and other wireless communications providers may be subject to litigation relating to these and other health concerns, including claims that handsets interfere with various electronic medical devices, such as hearing aids and pacemakers. Concerns over radio frequency emissions may also discourage the use of wireless handsets, which could have a material adverse effect on our business.

We and others in our industry are subject to allegations of intellectual property infringement which, if resolved against us, could reduce our revenues, cause us to lose customers or increase our costs.

Wireless communications providers have been the subject of third party allegations of intellectual property rights infringement and we cannot be certain that our products do not and will not infringe the intellectual property rights of others. In some instances, these third party allegations have progressed to lawsuits alleging infringement of patent and other rights. We have been and may again be a target of lawsuits alleging that our service offerings infringe third parties’ intellectual property rights. Any such allegations, whether or not meritorious, could result in costly litigation and divert the efforts of our legal staff and other personnel. While we will seek appropriate assurances and indemnification from vendors, if it is ultimately determined that a third party has enforceable intellectual property rights with respect to our services, it may adversely affect our results of operations or prevent us from offering our services. If we are found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all) or pay damages and cease making or selling certain products. In addition, we may need to redesign some of our service offerings to avoid future infringement liability.

Risks Related to Our Organizational Structure

Our only material asset after completion of this offering will be our units in the Operating Partnership, and we are accordingly dependent upon distributions from the Operating Partnership to pay our expenses, taxes and dividends (if and when declared by our board of directors).

Virgin Mobile USA, Inc. will be a holding company and will have no material assets other than its ownership of partnership units in the Operating Partnership. Virgin Mobile USA, Inc. has no independent means of generating revenue. To the extent that Virgin Mobile USA, Inc. needs funds, and the Operating Partnership is restricted from making such distributions under applicable law or regulation or under any present or future debt covenants, or is otherwise unable to provide such funds, it would materially adversely affect our business, liquidity, financial condition and results of operation.

Our corporate structure may result in conflicts of interest between our stockholders and the holders of our operating partnership units.

Our corporate structure is similar to that of an umbrella partnership real estate investment trust, or UPREIT, which means that we hold our assets and conduct substantially all of our operations through an operating limited partnership, and may in the future issue limited partnership units to third parties. Persons holding operating partnership units would have the right to vote on certain amendments to the partnership agreement of the Operating Partnership, as well as on certain other matters. Persons holding these voting rights may exercise them in a manner that conflicts with the interests of our stockholders. Circumstances may arise in the future when the interests of limited partners in our Operating Partnership conflict with the interests of our stockholders. As we control the general partner of the Operating Partnership, we have fiduciary duties to the limited partners of the Operating Partnership that may conflict with fiduciary duties our officers and directors owe to our stockholders. These conflicts may result in decisions that are not in the best interests of stockholders.

We will be required to pay Sprint Nextel for the tax benefits relating to any additional tax depreciation or amortization deductions we may claim as a result of the tax basis step-up we receive in connection with our purchase from Sprint Nextel of units in the Operating Partnership prior to the consummation of this offering and subsequent exchanges by Sprint Nextel of its units in the Operating Partnership for shares of our common stock and related transactions with Sprint Nextel.

Sprint Nextel will sell a portion of its interest in Virgin Mobile USA, LLC to Virgin Mobile USA, Inc. in consideration of approximately $             million (which will be paid from the net proceeds to us from this offering). In addition, from time to time, Sprint Nextel may exchange partnership units in the Operating Partnership for shares of our Class A common stock. The initial sale and subsequent exchanges may result in increases in the tax bases of the assets of the Operating Partnership that would be allocated to Virgin Mobile USA, Inc. Any increase in tax basis that is attributable to an amortizable asset may reduce the amount of tax that we would otherwise be required to pay in the future. The amount of the benefit realized by us will vary depending on the amount, character and timing of our taxable income and there can be no assurances that any such benefit will be utilizable in whole or in part. See “Organizational Structure.”

We intend to enter into a tax receivable agreement with Sprint Nextel that will provide for the payment by us to Sprint Nextel of the amount of the actual cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of these increases in tax basis. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the assets of the Operating Partnership as a result of the future exchanges and had we not entered into the tax receivable agreement, subject to certain adjustments based on tax attributes contributed by the Virgin Group. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, including the tax benefits derived from future exchanges.

While the actual amount and timing of payments under the tax receivable agreement will depend upon a number of factors, including the timing of the exchanges, the amount and timing of taxable income we generate in the future, our use of net operating loss carryovers, the portion of our payments under the tax receivable agreement constituting imputed interest and increases in the tax basis of our assets resulting in payments to Sprint Nextel, we expect that the payments that may be made to Sprint Nextel will be substantial. Assuming no material changes in the relevant tax law and that we earn significant taxable income to realize the full tax benefit of the increased amortization of our assets, and, making certain assumptions about the tax basis and fair market value of the Operating Partnerships’s assets at the time of the exchanges, we expect that future payments to Sprint Nextel will aggregate approximately $             million. The payments under the tax receivable agreement are not conditioned upon Sprint Nextel’s continued ownership of us. We may need to incur debt to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service, or IRS, to challenge the tax basis increases or other benefits arising under the tax receivable agreement, Sprint Nextel will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed. As a result, in such circumstances we could make payments to Sprint Nextel under the tax receivable agreement in excess of our actual cash tax savings.

We will be required to issue additional shares of our Class A common stock to the Virgin Group as compensation for certain tax attributes contributed by the Virgin Group to us in connection with the reorganization transactions.

In connection with the reorganization transactions the Virgin Group will contribute to Virgin Mobile USA, Inc. its interest in the predecessor of Investments, which will result in us receiving approximately $             million of net operating losses accumulated by Investments. If utilized by us, these net operating losses will reduce the amount of tax that we would otherwise be required to pay in the future. The amount of benefit realized by us may vary depending on the amount, character and timing of our taxable income and there can be no assurances that any such benefit will be utilizable in whole or in part.

We intend to enter into a tax receivable agreement with the Virgin Group that will provide for the issuance by us to the Virgin Group of a number of shares of our Class A common stock equal to the quotient of (1) the amount of actual cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of these net operating losses and (2) the greater of (A) the price per share of our Class A common stock at the time of such issuance and (B) the price per share of our Class A common stock in this offering. If the price per share of our Class A common stock at the time of such issuance is less than the price per share of Class A common stock in this offering, we will also be required to issue to the Virgin Group preferred stock with a liquidation preference equal to the difference of (1) the amount of actual cash savings realized by us, less (2) the market value of the shares of Class A common stock received by the Virgin Group in respect of such savings. Holders of the preferred stock will be entitled to receive quarterly cash dividends at a specified fixed rate. The preferred stock will be redeemable by us at our option at any time and will be mandatorily redeemable by us seven years after the issue date and will be classified as a liability on our balance sheet. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had such net operating losses not been available to us, subject to certain adjustments based on tax attributes contributed by Sprint Nextel. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until the earliest of (i) the time that all such tax benefits have been utilized or expired and (ii) ten years from the date of the agreement.

While the number of shares and timing of the issuances of the Class A common stock and preferred stock under the tax receivable agreement will depend upon a number of factors, including the timing of the issuances, the price of shares of our Class A common stock at the time of the issuances, the amount and timing of taxable income we generate in the future, our use of additional amortization deductions attributable to our acquisition of units in the Operating Partnership from Sprint Nextel and the portion of our payments under the tax receivable agreement constituting imputed interest, we expect that the payments that may be made to the Virgin Group will be substantial and will dilute the ownership of the Class A common stock. Assuming no material changes in the relevant tax law and that we earn significant taxable income to realize the full tax benefit of the net operating losses contributed by the Virgin Group, we expect that future payments to the Virgin Group to aggregate $             million. Based on the midpoint of the estimated price range on the cover of this prospectus, this would represent              million additional shares and would result in     % dilution pro forma for the initial public offering. In addition, we may be required to issue our preferred stock to the Virgin Group as described above. The payments under the tax receivable agreement are not conditioned upon the Virgin Group’s or its affiliates’ continued ownership of us.

Although we are not aware of any issue that would cause the IRS to challenge any benefits arising under the tax receivable agreement, the Virgin Group will not reimburse us for any payments previously made if such benefits were subsequently disallowed. As a result, in such circumstances we could make payments to the Virgin Group under the tax receivable agreement in excess of our actual cash tax savings.

Risks Related to Our Class A Common Stock and this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide stockholders with adequate liquidity.

Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict whether investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange, or NYSE, or otherwise or how liquid any market that does develop might become. The initial public offering price for the shares of our Class A common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Our share price may decline due to the large number of shares eligible for future sale and for exchange.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After the consummation of this offering, we will have              outstanding shares of Class A common stock. This number is comprised of the shares of our Class A common stock we are selling in this offering, which may be resold immediately in the public market. See “Shares Eligible for Future Sale.”

We have agreed with the underwriters not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters. Subject to these agreements, we may issue and sell in the future additional shares of Class A common stock.

Immediately following the consummation of this offering, the Virgin Group and Sprint Nextel will own              shares of our Class A common stock,              shares of our Class C common stock and              partnership units in the Operating Partnership, respectively. Our amended and restated certificate of incorporation will allow the conversion of our Class C common stock into, and the exchange of partnership units in the Operating Partnership (other than those held by us) for, shares of our Class A common stock, in each case, on one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The Virgin Group and Sprint Nextel have agreed with the underwriters not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (including shares of our Class C common stock and partnership units in the Operating Partnership), subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters. After the expiration of the 180-day lock-up period, the shares of Class A common stock issuable upon conversion of Class C common stock and exchange of the partnership units in the Operating Partnership will be eligible for resale from time to time, subject to certain contractual and Securities Act restrictions.

The Virgin Group and Sprint Nextel have entered into a registration rights agreement with us. Under that agreement, after the expiration of the 180-day lock-up period, the Virgin Group and Sprint Nextel will have the ability to cause us to register the shares of our Class A common stock they could acquire upon conversion of Class C common stock or exchange of their partnership units in the Operating Partnership, as the case may be.

The market price of our Class A common stock may be volatile, which could cause stockholder investment value to decline or could subject us to litigation.

The market for equity securities worldwide experiences significant price and volume fluctuations that could result in a reduced market price of our Class A common stock, even if our operating performance is strong. In addition, general economic, market or political conditions could have an adverse effect on our stock price. Our Class A common stock price could also suffer significantly if our operating results are below the expectations of public market analysts and investors. Investors may be unable to resell their shares of our Class A common stock at or above the initial public offering price. When the market price of a company’s common stock drops significantly, stockholders sometimes institute securities class action lawsuits against the company. A securities class action lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

If securities analysts do not publish research or reports about our business or if they downgrade our company or our sector, the price of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that industry or financial analysts publish about us or our business. We do not influence or control the reporting of these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our company or our industry, or the stock of any of our competitors, the price of our Class A common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause the price of our Class A common stock to decline.

The book value of shares of our Class A common stock purchased in this offering will be immediately diluted.

Investors who purchase our Class A common stock in this offering will suffer immediate dilution of $             per share in the pro forma net tangible book value per share after giving effect to the contemplated use of proceeds from this offering. See “Dilution.”

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

This offering will have a significant transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common stock. We will also incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors fees, increased directors and officers insurance, investor relations, expenses for compliance with the Sarbanes-Oxley Act of 2002, as amended, and new rules implemented by the Securities and Exchange Commission, or the SEC, and NYSE, and various other costs of a public company.

We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, and therefore could have an adverse impact on our ability to recruit and bring on a qualified independent board. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We intend to evaluate our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the SEC thereunder, which we refer to as “Section 404.” The process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002 for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We are not currently required to furnish a report on our internal control over financial reporting pursuant to the SEC’s rules under Section 404. We expect that these rules will apply to us when we file our Annual Report on Form 10-K for our fiscal year ending in December 2008, which we will be required to file in March 2009. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. This could harm our reputation and cause us to lose existing customers or fail to gain new customers and otherwise negatively affect our financial condition, results of operations and cash flows. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel.

The historical and pro forma financial information in this prospectus may not accurately predict our costs of operations in the future.

The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. In preparing our pro forma financial information we have given effect to, among other items, the reorganization transactions described in “Organizational Structure” and “Description of Capital Stock”. The estimates we used in our pro forma financial information may not be similar to our actual experience as a public company. For more information on our historical financial information and pro forma financial information, see “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements included elsewhere in this prospectus.

Because Sprint Nextel and the Virgin Group together control us and will continue to control us after this offering, the influence of our public stockholders over significant corporate actions will be limited, and conflicts of interest between Sprint Nextel and the Virgin Group and us or other investors could arise in the future.

After the consummation of this offering, Sprint Nextel and the Virgin Group will beneficially own interests together representing approximately     % of our voting power, or approximately     % of our voting power if the underwriters exercise in full their over-allotment option to purchase additional shares. As a result, Sprint Nextel and the Virgin Group together will retain control over our decisions to enter into any material corporate transaction and will have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not our other stockholders or debtholders believe that any such transactions are in our own best interests. For example, Sprint Nextel and the Virgin Group could cause us to make acquisitions that increase our indebtedness or sell revenue-generating assets. We compete with several of Sprint Nextel’s products, including its postpaid products and its prepaid Boost product. In addition, Sprint Nextel and the Virgin Group may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Sprint Nextel and the Virgin Group also may pursue acquisition or licensing opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Sprint Nextel and the Virgin Group continue to own a significant amount of our equity, even if such amount represents less than 50% of our voting power, they will continue to be able to influence significantly or effectively control our decisions.

Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

Provisions contained in our amended and restated certificate of incorporation and by-laws may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for stockholder proposals and nominations, placing limitations, with the exceptions of Sprint Nextel and the Virgin Group, on convening stockholder meetings and not permitting written consents of stockholders. In addition, we are subject to provisions of the Delaware General Corporation Law that restrict certain business combinations with interested stockholders other than the Virgin Group and Sprint Nextel. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. See “Description of Capital Stock.”

We may be required to make payments to the underwriters if participants in our reserved share program fail to pay for and accept shares which were subject to properly confirmed orders.

At our request, the underwriters have reserved for sale to our employees, directors and families of employees and directors at the initial public offering price up to     % of the shares of our Class A common stock being offered by this prospectus. We do not know if any of our employees, directors, families of employees and directors will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares of our Class A common stock offered by this prospectus. In connection with the sale of these reserved shares, we have agreed to indemnify the underwriters against certain liabilities, including those that may be caused by the failure of the participants in the reserved share program to pay for and accept delivery of the shares of our Class A common stock which were subject to a properly confirmed agreement to purchase. As a result, we may be required to make payments to the underwriters if participants in the reserved share program fail to pay for and accept delivery of the shares of our Class A common stock which were subject to a properly confirmed agreement to purchase and, as a result, we must indemnify the underwriters against the possibility of such failure.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, are exempt from certain corporate governance requirements.

Upon completion of this offering, Sprint Nextel and the Virgin Group will continue to hold interests representing a majority of our outstanding voting power. As a result, we will be a “controlled company” within the meaning of corporate governance standards of NYSE. Under those standards, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and need not comply with certain requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that there be a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that there be a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees. Following this offering, we intend to utilize each of these exemptions. As a result, we will not have a majority of independent directors on our board of directors, we will not have a nominating and corporate governance committee and our compensation committee will not consist entirely of independent directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all NYSE corporate governance requirements.

BASIS OF PRESENTATION

Unless we state otherwise or the context otherwise requires, the terms (1) “we,” “us,” “our,” “VMU,” and the “Company,” refer to Virgin Mobile USA, Inc., a newly formed Delaware corporation, and its consolidated subsidiaries after giving effect to the reorganization transactions to be completed prior to the consummation of this offering as described in “Organizational Structure;” prior to the reorganization transactions, these terms refer to Virgin Mobile USA, LLC, a Delaware limited liability company through which we are currently conducting our operations; (2) “Sprint” and “Sprint Nextel” refer to Sprint Nextel Corporation, a Kansas corporation, and its affiliated entities; and (3) the “Virgin Group” refers to Virgin Group Investments Limited, a British Virgin Islands limited company, and its affiliated entities.

After giving effect to the reorganization transactions and unless the context otherwise requires, the terms (1) “Investments” refers to Bluebottle USA Investments L.P., a Delaware limited partnership that is a wholly-owned subsidiary of Virgin Mobile USA, Inc. and the general partner of Holdings (as such term is defined below), (2) “Holdings” refers to Bluebottle USA Holdings L.P., a Delaware limited partnership that is an indirect, wholly-owned subsidiary of Virgin Mobile USA, Inc. and the general partner of the Operating Partnership (as such term is defined below), (3) “VMU GP, LLC” refers to VMU GP, LLC, a limited liability company that is a wholly-owned subsidiary of Virgin Mobile USA, Inc. and the general partner of Investments, and (4) “Operating Partnership” refers to Virgin Mobile USA, L.P., a Delaware limited partnership and a subsidiary of Holdings through which we will conduct our operations following this offering.

References to “nationwide Sprint PCS network” refer to the nationwide wireless network using CDMA technology operated by Sprint Nextel and its third party PCS affiliates. References to “third party PCS affiliates” refer to third party wireless telecommunications service providers with which Sprint Nextel has contractual arrangements to provide wireless network services.

Unless we state otherwise, the information in this prospectus gives effect to the reorganization transactions described in “Organizational Structure.”

VMU is controlled, and immediately following the consummation of this offering will continue to be controlled, by Sprint Nextel and the Virgin Group.

The “Virgin” name, the Virgin signature logo, the “Virgin Mobile” name and the Virgin Mobile logo are registered trademarks of Virgin Enterprises Limited and are used under license through our trademark license agreement with the Virgin Group described herein. See “Certain Relationships and Related Transactions—Virgin Trademark License Agreement.” Certain other products and services named in this prospectus are registered trademarks and service marks of VMU.

The “Sprint” and “Sprint PCS” names and “Sprint” and “Sprint PCS” logos are registered trademarks of Sprint Nextel and are used under license through our trademark license agreement with Sprint Nextel described herein. See “Certain Relationships and Related Transactions—Sprint Trademark License Agreement.”

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data and forecasts that we have prepared based, in part, upon industry data and forecasts obtained from industry publications and surveys and internal company surveys. Third party industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. The statements regarding our market position in this prospectus are based on information derived from market studies and research reports cited in this prospectus.

Although some of the companies that compete in our markets are publicly held as of the date of this prospectus, some are not. Accordingly, only limited public information is available with respect to our relative market strength or competitive position. Unless we state otherwise, our statements about our relative market strength and competitive position in this prospectus are based on our management’s belief, internal studies and our management’s knowledge of industry trends.

In this prospectus, unless we state otherwise, (1) references to the “Yankee Group” refer to the Yankee Group’s Market Adoption Monitor and Forecast published in 2007, (2) references to the “Cassandra Report” refer to The Intelligence Group’s Cassandra Report published in 2006 and (3) references to “Current Analysis” refer to Current Analysis, Inc.’s report published in 2007.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this prospectus that are not historical facts. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to us are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

•	changes to our business resulting from increased competition;

•	our ability to develop, introduce and market innovative products, services and applications;

•	our customer turnover rate, or “churn”;

•	bulk handset purchase and trading schemes;

•	changes in general economic, business, political and regulatory conditions;

•	availability and cost of the nationwide Sprint PCS network and Sprint Nextel’s costs associated with operating the network;

•	potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies;

•	the degree of legal protection afforded to our products;

•	changes in interest rates;

•	changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and

•	the various other factors discussed in the “Risk Factors” section of this prospectus.

Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended, planned or projected. We neither intend nor assume any obligation to update these forward-looking statements, which speak only as of their dates.

ORGANIZATIONAL STRUCTURE

Reorganization Transactions

Prior to completion of this offering, we intend to complete an internal restructuring, to which we collectively refer in this prospectus as the reorganization transactions. Pursuant to the reorganization transactions, Virgin Mobile USA, LLC will convert into a Delaware limited partnership and become an indirect, majority-owned subsidiary of Virgin Mobile USA, Inc. Virgin Mobile USA, Inc. will serve as the holding company for the public’s common equity interests in our business following this offering.

We expect that the directors of Virgin Mobile USA, LLC will agree, subject to their fiduciary duties, to support and approve the reorganization transactions and this offering, prior to or simultaneously with the execution of the underwriting agreement relating to this offering. The final determination as to the completion, timing, structure and terms of these transactions and this offering will be based on financial and business considerations and prevailing market conditions.

The reorganization transactions are generally described below.

Presently, Virgin Mobile USA, LLC is owned by Sprint Nextel (through Sprint Ventures, Inc.), the Virgin Group (through Bluebottle USA Holdings L.P., or Holdings) and two other minority investors. The general partner of Holdings, Bluebottle USA Investments L.P., or Investments, owns a 99% interest in Holdings. The remaining 1% of Holdings is owned by a minority investor and VMUI, Inc., Holdings’ limited partners. Investments is indirectly 100% owned by the Virgin Group.

Prior to the consummation of this offering, Sprint Nextel will (1) contribute a portion of its interest in Virgin Mobile USA, LLC to Virgin Mobile USA, Inc. in consideration for one share of Class B common stock and              shares of Class A common stock (which will be sold in this offering) and (2) sell a portion of its interest in Virgin Mobile USA, LLC to Virgin Mobile USA, Inc. in consideration for $             million (which will be paid from the net proceeds to us from this offering). The minority investor in Holdings will contribute its limited partnership interest in Holdings to Virgin Mobile USA, Inc. in consideration for              shares of Class A common stock. VMUI, Inc. will be liquidated into Investments. Minority investors in Virgin Mobile USA, LLC will contribute their respective interests in Virgin Mobile USA, LLC to Virgin Mobile USA, Inc. as consideration for shares of Class A common stock. The Virgin Group will contribute its interests in Investments and its interests in a newly-formed entity, VMU GP, LLC, to Virgin Mobile USA, Inc. in consideration for              shares of Class A and              shares of Class C common stock, resulting in Virgin Mobile USA, Inc. becoming (directly and indirectly) the sole owner of Holdings.

As a part of the reorganization transactions, Virgin Mobile USA, LLC will convert into a Delaware limited partnership and change its name to Virgin Mobile USA, L.P. As a result of such conversion, Virgin Mobile USA, Inc.’s and Holdings’ interests in Virgin Mobile USA, LLC will convert into a     % limited partnership interest and a             % general partnership interest, respectively, in Virgin Mobile USA, L.P., and Sprint Nextel’s remaining interest in Virgin Mobile USA, LLC will convert into a     % limited partnership interest in Virgin Mobile USA, L.P. exchangeable for Class A common stock. VMU GP, LLC will be the general partner of Investments and will be wholly owned by Virgin Mobile USA, Inc.

As a result of the reorganization transactions, Virgin Mobile USA, Inc., the issuer of Class A common stock in this offering, will be a holding company with no material assets other than     % of the equity interest in Virgin Mobile USA, L.P. (    % if the underwriters’ over-allotment option is exercised in full) in the form of a general and limited partnership interest. The remaining     % equity interest in Virgin Mobile USA, L.P. (    % if the underwriters’ over-allotment option is exercised in full) will be held by Sprint Nextel in the form of a limited partnership interest exchangeable for Class A common stock in Virgin Mobile USA, Inc. The sole business of Virgin Mobile USA, Inc. will be to hold its interest in Virgin Mobile USA, L.P. and to act, through its subsidiaries, as the managing general partner of Virgin Mobile USA, L.P., in which capacity it will generally control the management and operations of Virgin Mobile USA, L.P. Because Virgin Mobile USA, Inc. will only

own     % of the equity of Virgin Mobile USA, L.P., our net (loss)/income will be reduced by a minority interest expense to reflect the entitlement of Sprint Nextel to a portion of the Virgin Mobile USA, L.P.’s income (loss).

Upon completion of the reorganization transactions, the capital stock of Virgin Mobile USA, Inc. will consist of three classes of stock: (i) Class A common stock, entitled to one vote per share on all matters submitted to a vote of stockholders; (ii) Class B common stock, entitled to a number of votes per share on all matters submitted to a vote of stockholders that is equal to the total number of shares of Class A common stock for which the partnership units that Sprint Nextel holds in the Operating Partnership are exchangeable; and (iii) Class C common stock, entitled to one vote per share on all matters submitted to a vote of stockholders and convertible into our Class A common stock on a one-for-one basis at any time. See “Description of Capital Stock.” All shares issued in this offering will be shares of Class A common stock. Sprint Nextel and the Virgin Group, our principal stockholders, will be able to exercise control over our management and affairs and all matters requiring stockholder approval as a result of their ownership of     % voting power in Virgin Mobile USA, Inc. (in the form of Class A common stock and Class C common stock) in the case of the Virgin Group and a     % voting power (in the form of Class B common stock) in the case of Sprint Nextel.

In addition, as a part of the reorganization transactions, we expect to amend and restate our PCS services agreement and our trademark license agreement with Sprint Nextel, to amend and restate our trademark license agreement with the Virgin Group and to enter into tax receivable agreements with Sprint Nextel and the Virgin Group. See “Certain Relationships and Related Transactions.”

Effect of the Reorganization Transactions

As a result of the transactions described above, immediately following this offering:

•

Virgin Mobile USA, Inc. will become the sole member of VMU GP, LLC and control Virgin Mobile USA, L.P., or the Operating Partnership, through its subsidiaries, and will directly and indirectly hold              partnership units in the Operating Partnership;

•

Sprint Nextel will hold one share of our Class B common stock and              partnership units in the Operating Partnership (or              partnership units in the Operating Partnership if the underwriters exercise in full their option to purchase additional shares);

•

the Virgin Group will own              shares of our Class A common stock and              shares of our Class C common stock (or              shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares);

•	the minority investors will collectively own shares of Class A common stock (or shares if the underwriters exercise in full their option to purchase additional shares);

•	our public stockholders will collectively own shares of Class A common stock (or shares if the underwriters exercise in full their option to purchase additional shares);

•

through its holdings of our Class B common stock, Sprint Nextel will have approximately     % of the voting power in Virgin Mobile USA, Inc. (or approximately     % if the underwriters exercise in full their option to purchase additional shares);

•

through its holdings of our Class A common stock and our Class C common stock, the Virgin Group will have approximately     % of the voting power in Virgin Mobile USA, Inc. (or approximately     % if the underwriters exercise in full their option to purchase additional shares); and

•

our public stockholders and minority investors collectively will have approximately     % of the voting power in Virgin Mobile USA, Inc. (or approximately     % if the underwriters exercise in full their option to purchase additional shares).

We will account for the reorganization transactions using a carryover basis as the reorganization transactions are premised on a non-substantive exchange in order to facilitate our initial public offering. The

Virgin Group, Sprint Nextel and the minority interest holders will each maintain the same management and governance rights and economic interests in Virgin Mobile USA, L.P. after the reorganization transactions and prior to any additional sale of stock either through the public or through us as those they held in Virgin Mobile USA, LLC before the reorganization transactions. The tax receivable agreements that have been developed for both the Virgin Group and Sprint Nextel effectively eliminate the tax benefits that we would receive resulting from the reorganization actions of our stockholders such that the actions have no economic impact on us. The consideration we remit to either the Virgin Group or Sprint Nextel is expected to equal any tax liability that we otherwise would have been required to pay absent the reorganization transactions. Any future exchanges by Sprint Nextel of its limited partnership units for our common stock will be considered a recapitalization-restructuring and accounted for at historical cost.

Holding Company Structure

Following the reorganization transactions and this offering, Virgin Mobile USA, Inc. will become the sole member of VMU GP, LLC and control the Operating Partnership through its subsidiaries. Virgin Mobile USA, Inc. will directly and indirectly hold              partnership units in the Operating Partnership.

As the indirect owner of Holdings, the sole general partner of the Operating Partnership, Virgin Mobile USA, Inc. will operate and control all of the business and affairs of the Operating Partnership. Virgin Mobile USA, Inc. will consolidate the financial results of the Operating Partnership and the ownership interest of Sprint Nextel in the Operating Partnership will be treated as a minority interest in Virgin Mobile USA, Inc’s consolidated financial statements. Virgin Mobile USA, Inc., directly and through Holdings, and Sprint Nextel will be the only partners of the Operating Partnership after this offering.

The holders of partnership units in the Operating Partnership, including Sprint Nextel and Virgin Mobile USA, Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of the Operating Partnership. Except as noted below, net profits and net losses of the Operating Partnership will generally be allocated to its partners pro rata in accordance with their respective partnership units. The respective number of units held by the partners in the Operating Partnership are subject to change, including upon an exchange by Sprint Nextel of partnership units for shares of our Class A common stock and upon any issuance of additional shares to the public, the proceeds of which are used to acquire additional units from the Operating Partnership. Because Investments, through its ownership of Holdings, has been allocated a disproportionate share of losses with respect to Holdings’ interest in Virgin Mobile USA, LLC, there is a taxable “minimum gain” associated with that interest. As a result of the contribution of that interest to Virgin Mobile USA, Inc., Virgin Mobile USA, Inc. will be allocated a disproportionate share of taxable income in future years with respect to its interest in the Operating Partnership. The remaining net profits and net losses will be allocated to Sprint Nextel. The partnership agreement of the Operating Partnership will provide for the ability of the Operating Partnership to make cash distributions to the holders of its partnership units. Presently, we do not intend to cause the Operating Partnership to make cash distributions to the holders of its partnership units for purposes of funding their tax obligations in respect of their allocated share of Operating Partnership income. If we elect to make such distributions in the future, these tax distributions will generally be computed based on our estimate of the net taxable income of the Operating Partnership allocable to the holders of partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for a corporate resident of the state of New York (taking into account the nondeductibility of certain expenses and the character of our income) and in any event will be made to the holders pro rata in accordance with their percentage ownership interests in the Operating Partnership. If we had effected the reorganization transactions on January 1, 2007, this assumed tax rate for 2007 would have been approximately 46%.

After this offering, the Operating Partnership may also elect to make distributions to Virgin Mobile USA, Inc. in order to pay expenses and fund dividends that the board of directors of Virgin Mobile USA, Inc. may declare on its common stock, if any. If such distributions are made to Virgin Mobile USA, Inc., Sprint Nextel will be entitled to receive equivalent distributions pro rata based on its partnership units in the Operating Partnership.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $             million. We intend to use all of the net proceeds to us from this offering and approximately $             million of borrowings under our new senior secured credit facilities that we expect to enter into concurrently with the consummation of this offering, to (1) repay our existing senior secured credit facility and our existing subordinated secured revolving credit facility and (2) pay approximately $         million to Sprint Nextel for limited liability company interests representing approximately     % of VMU. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our existing credit agreements consist of (i) a $479 million senior secured credit facility, which was originally entered into on July 14, 2005 and was amended and restated on July 19, 2006 and (ii) a $100 million existing subordinated secured revolving credit facility, which was entered into on July 19, 2006 in connection with the amendment and restatement of the senior secured credit facility. Under the terms of the existing senior secured credit facility, the term loan matures on December 14, 2010. The borrowings under the existing senior secured credit facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) an ABR rate determined by reference to higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds rate plus  1/2 of 1% or (b) a Eurodollar rate equal to 3-month LIBOR. Under the terms of the existing subordinated secured revolving credit facility, revolving loans mature on the earlier of (a) the date three months after the making of any revolving loan or the rollover of such revolving loan or (b) December 14, 2010. The borrowings under the existing subordinated secured revolving credit facility bear interest at a rate equal to an applicable margin plus a Eurodollar rate equal to 3-month LIBOR.

As of March 31, 2007, we had outstanding borrowings of $451.3 million under our senior secured credit facility bearing interest at a rate of 10.31% and $80.0 million in borrowings under our existing subordinated secured revolving credit facility bearing interest at a weighted average rate of 10.32%. Proceeds from such borrowings have been used to make distributions to the members of Virgin Mobile USA, LLC and for general corporate purposes, including working capital.

An affiliate of Merrill Lynch is a lender under our existing senior secured credit facility and, based on an assumed initial public offering price per share of $             (which is the midpoint of the estimated price range shown on the cover of this prospectus) and assuming no exercise of the underwriters’ option to purchase additional shares, will receive approximately     % of the proceeds to us of this offering used to repay those borrowings. See “Underwriting—NASD Regulations and Certain Relationships.” In addition, Sprint Nextel and the Virgin Group are lenders under our existing subordinated secured revolving credit facility and, based on the initial public offering price per share of $            , will receive approximately $             of the proceeds in their capacity as lenders as a result of the repayment of the borrowings under the existing subordinated secured revolving credit facility. See “Description of Indebtedness” and “Certain Relationships and Related Transactions—Existing Subordinated Secured Revolving Credit Facility.”

DIVIDEND POLICY

We do not currently intend to pay any cash dividends on our Class A common stock and instead intend to retain earnings, if any, for future operations and debt reduction. If we do declare a dividend on our common stock at any time in the future, the Class B common stock will not be entitled to any dividend rights, but the Class A common stock and Class C common stock will be entitled to receive a pro rata share of any such dividend.

Virgin Mobile USA, Inc. will be a holding company and will have no material assets other than its ownership of partnership units in the Operating Partnership. If we declare a dividend at some point in the future, we intend to cause the Operating Partnership to make distributions to Virgin Mobile USA, Inc. in an amount sufficient to cover any such dividends. If the Operating Partnership makes such distributions, Sprint Nextel will be entitled to ratably receive equivalent distributions on its partnership units in the Operating Partnership.

Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, the amounts available to us to pay cash dividends will be restricted by our new senior secured credit facilities and may be further restricted by our future debt agreements.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2007 of Virgin Mobile USA, LLC on an actual basis and of Virgin Mobile USA, Inc. on a pro forma basis to reflect:

•	the reorganization transactions as described in “Organizational Structure”;

•	the refinancing of our existing senior secured credit facility and our existing subordinated secured revolving credit facility;

•

the sale of             shares of our Class A common stock in this offering at an assumed initial public offering price of $            , the mid-point of the estimated price range shown on the cover page of the prospectus, after deducting underwriting discounts and estimated offering expenses; and

•	the application of the net proceeds as described in “Use of Proceeds”.

You should read the information in this table in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus, “Selected Historical Financial and Other Data,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2007
	Actual Virgin Mobile USA, LLC	Pro Forma Virgin Mobile USA, Inc.
	(in millions, except share data)
Cash and cash equivalents	$0.0	$

Total debt:
Book cash overdraft	$7.7
Term loan facility	451.3
Related party debt	80.0

Total debt	$539.0
Minority interest
Stockholders’/members’ (deficit)/equity:
Class A common stock, par value $.01 per share, shares authorized; shares issued and outstanding, as adjusted for this offering
Class B common stock, par value $.01 per share, one share authorized; one share issued and outstanding, as adjusted for this offering
Class C common stock, par value $.01 per share, shares authorized; shares issued and outstanding, as adjusted for this offering
Additional paid-in capital	$49.6
Accumulated deficit	(678.9)
Accumulated other comprehensive income	0.9

Total stockholders’/members’ (deficit)/equity	$(628.4)

Total capitalization	$(89.4)	$

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equity holders.

Our pro forma net tangible book value as of March 31, 2007 was approximately $            , or $             per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, in each case, after giving effect to the transactions described under “Unaudited Pro Forma Financial Information” and assuming that Sprint Nextel exchanges all of its partnership units in the Operating Partnership for, and the Virgin Group converts all of its shares of Class C common stock into, newly-issued shares of our Class A common stock on a one-for-one basis.

After giving effect to the sale of              shares of Class A common stock in this offering at the initial public offering price of $             per share and other transactions described under “Unaudited Pro Forma Financial Information”, and assuming that Sprint Nextel exchanges all of its partnership units in the Operating Partnership for, and the Virgin Group converts all of its shares of Class C common stock into, newly-issued shares of our Class A common stock on the one-for-one basis, our pro forma net tangible book value would have been $            , or $             per share. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $             per share to existing equityholders and an immediate dilution in net tangible book value of $             per share to new investors.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at March 31, 2007	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book deficit per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

Each $1.00 increase or decrease in the offering price per share would increase or decrease the as adjusted pro forma net tangible book value by $             per share and the dilution to investors in the offering by $             per share, assuming that the number of shares offered in this offering, as set forth on the cover page of this prospectus, remains the same. The pro forma information discussed above is for illustrative purposes only. Our net tangible book value following the completion of the offering is subject to adjustment based on the actual offering price of our common stock and other terms of this offering determined at pricing.

The following table summarizes, on the same pro forma basis as of March 31, 2007, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in this offering, assuming that Sprint Nextel exchanged all of its partnership units in the Operating Partnership, and the Virgin Group converted all of its shares of Class C common stock, for shares of our Class A common stock on the one-for-one basis (in thousands, except per share data):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing equity holders
New investors
Total

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2007 and unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006 and quarter ended March 31, 2007 present our consolidated financial position and consolidated results of operations to give pro forma effect to (i) the reorganization transactions described in “Organizational Structure”, together with the related equity-based awards described below (ii) the refinancing of our existing senior secured credit facility and our existing subordinated secured revolving credit facility, or the refinancing, and (iii) the sale of shares of our Class A common stock in this offering and the application of the net proceeds to us from this offering, as if all such transactions had been completed as of March 31, 2007 with respect to the unaudited pro forma condensed consolidated balance sheet and as of January 1, 2006 with respect to the unaudited pro forma condensed consolidated statement of operations.

The unaudited pro forma financial information includes pro forma adjustments that we believe are (i) directly attributable to the reorganization transactions, the Refinancing and this offering, and (ii) factually supportable. With respect to the unaudited pro forma condensed consolidated statement of operations, the pro forma adjustments are expected to have a continuing impact on the consolidated results.

The pro forma adjustments principally give effect to the following items:

•

Reorganization Transactions.    Each of the reorganization transactions are described in “Organizational Structure.” Virgin Mobile USA, Inc. is a recently formed holding company incorporated for the purposes of this offering. We will consolidate Bluebottle USA Investments L.P. and its subsidiaries, VMU GP, LLC and Virgin Mobile USA, LLC by virtue of our control of those entities. The acquisition of these entities will be treated as a non-substantive reorganization and accounted for at historical cost. Accordingly, the net assets of such entities will be reported in the unaudited pro forma condensed consolidated balance sheet at their historical cost. As described in “Organizational Structure,” Sprint Nextel will sell a portion of its limited liability company interest in Virgin Mobile USA, LLC to Virgin Mobile USA, Inc. prior to the consummation of this offering in consideration for approximately $             million (which will be paid from the net proceeds to us from this offering). A liability of $             million to Sprint Nextel has been established as part of the reorganization transactions. This liability is expected to be settled by Virgin Mobile USA, Inc. at the time of this offering with a portion of the proceeds. In addition, these adjustments reflect the options on shares of our Class A common stock we may grant to holders of awards granted under the 2005 Stock Appreciation Rights Plan of Virgin Mobile USA, LLC and the potential conversion of outstanding, unexercised stock appreciation rights awarded under the 2006 Stock Appreciation Rights Plan of Virgin Mobile USA, LLC into non-qualified options on shares of our Class A common stock, in each case, at the time of this offering. See “Management—Compensation Discussion and Analysis—Equity-based Incentive Arrangements”.

•

Refinancing and Offering.    These adjustments reflect the entering into our new senior secured credit facilities, the sale by us of              million shares of Class A common stock in this offering and the use of the proceeds to us from this offering, together with the borrowings under the new senior secured credit facilities, to repay outstanding borrowings under our existing senior secured credit facility and our existing subordinated secured revolving credit facility and to pay Sprint Nextel for the limited liability company interests that we acquired as described in “Use of Proceeds”.

The following unaudited pro forma financial information does not reflect any adjustments relating to our tax receivable agreements with Sprint Nextel and the Virgin Group, as described in “Certain Relationships and Related Transactions—Tax Receivable Agreements”, except for adjustments relating to the initial sale of limited liability company interests by Sprint Nextel to us as part of the reorganization transactions, since the amount and timing of the utilization of the tax benefits to us under those agreements is unknown at this time. However, any payments to Sprint Nextel and any issuances of shares of Class A common stock or preferred stock to the Virgin Group pursuant to their respective tax receivable agreements are expected to be accounted for as follows:

•

we will recognize a deferred tax asset relating to the increase in the tax bases of the assets owned by us, in the case of the tax receivable agreement with Sprint Nextel based on enacted tax rates at the date of the transactions giving right to the increased tax bases;

•

we will evaluate the likelihood of realizing the benefits of such deferred tax asset and reduce the deferred tax asset with a valuation allowance if there is a more likely than not chance that the deferred tax asset will not be realized; and

•

we will record a liability for the amount expected to be paid under the tax receivable agreement with Sprint Nextel or the tax receivable agreement with the Virgin Group, as the case may be, estimated using assumptions consistent with those we use in estimating the realizability of net deferred tax assets.

•

issuances of Class A common stock to the Virgin Group pursuant to the tax receivable agreement will result in dilution to the Class A common stockholders. The impact of such possible issuances has been excluded from the pro forma calculation of net loss per share as its effect is anti-dilutive.

The unaudited pro forma adjustments are based upon available information and assumptions that we believe are reasonable under the circumstances. The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of and does not purport to represent what our financial position or results of operations would actually have been had the transactions described above been consummated as of the dates indicated. In addition, the pro forma financial information is not necessarily indicative of our future financial condition or operating results.

You should read the information contained in this section in conjunction with “Organizational Structure”, “Selected Historical Financial and Other Data”, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Certain Relationships and Related Transactions—Tax Receivable Agreements” and our historical audited financial statements and the accompanying notes included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	As of March 31, 2007
	Virgin Mobile USA, LLC	Bluebottle USA Investments, L.P.	Virgin Mobile USA, Inc.(b)	Pro Forma adjustments— Reorganization Transactions		Pro Forma for Reorganization Transactions	Pro Forma adjustments— Refinancing and this Offering(c)		Pro Forma Virgin Mobile USA, Inc.
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$—	$8	$—	$	d	$	$	f,j,k,l	$
Accounts receivable, net	49,427	—	—
Due from related parties	10,092	—	—
Other receivables	4,632	—	—					m
Inventories	95,962	—	—
Prepaid expenses and other current assets	26,339	—	—					l

Total current assets	186,452	8	—
Property and equipment, net	48,757	—	—
Other assets	9,539	—	—		e			l

Total assets	$244,748	$8	$—	$		$	$		$

Liabilities and stockholders’/ members’ equity
Current liabilities:
Accounts payable	$106,034	$—	$—	$		$	$		$
Book cash overdraft	7,727	—	—
Due to related parties	34,828	238	—		d,f			f
Accrued expenses	53,204	399	—		d			k
Accrued taxes	—	—	—
Deferred revenue	133,979	—	—
Related party debt	—	32	—		d
Current portion of long-term debt	40,250	—	—					k

Total current liabilities	376,022	669	—

Other liabilities	6,104	—	—		h
Long-term debt	411,000	—	—					k
Related party debt	80,000	—	—					k
Accumulated losses of unconsolidated companies in excess of investment	—	422,982	—		g

Total non-current liabilities	497,104	422,982	—

Minority interest	—	—	—		h,i			l,m

Total stockholders’/ members’ deficit(a)	(628,378)	(423,643)	—		a			a

Total liabilities and stockholders’/members’ equity	$244,748	$8	$—	$		$	$		$

(footnotes on following page)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(a)	The following table reflects the impact on stockholders’ and members’ deficit, after adjusting for minority interests, for the adjustments impacting the pro forma condensed consolidated balance sheet set out below:

	As of March 31, 2007 (in thousands)
	Virgin Mobile USA, LLC	Bluebottle USA Investments L.P.	Virgin Mobile USA, Inc.	Pro Forma adjustments— Reorganization Transactions		Pro Forma for Reorganization	Pro Forma adjustments— Refinancing and this Offering		Pro Forma Virgin Mobile USA, Inc.
Stockholders’/members’ deficit:
Class A common stock, par value $0.1 per share, shares authorized; shares issued and outstanding, as adjusted for this offering
Class B common stock, par value $0.1 per share, 1 share authorized; 1 share issued and outstanding, as adjusted for this offering
Class C common stock, par value $0.1 per share, shares authorized; shares issued and outstanding, as adjusted for this offering
Additional paid-in capital	49,606	—			f,h,i			j
Accumulated deficit	(678,912)	(424,153)			g,h			j,l
Accumulated other comprehensive income	928	510			g			m

Total stockholders’/members’ deficit	$(628,378)	$(423,643)

(b)	Reflects the incorporation of Virgin Mobile USA, Inc. in April 2007.
(c)	Pro forma adjustments relating to the Refinancing and this offering give effect to the following estimated sources and uses of funds:

Sources		Uses
Sale by us of shares of Class A common stock	$	Repayment of existing credit facilities	$

Incurrence of new debt		Fees and expenses in relation to the Refinancing and this offering

Payment to Sprint Nextel for limited liability company interests

Total Sources	$	Total Uses	$

(d)	Reflects the settlement of Bluebottle USA Investments L.P.’s liabilities by the Virgin Group prior to the effect of the reorganization transactions.
(e)	Reflects the recognition of a deferred tax asset relating to the increase in the tax bases of the assets owned by us arising from the initial sale by Sprint Nextel of a portion of its limited liability company interests to us prior to this offering. The deferred tax asset has been reduced in full by a valuation allowance as their future realizability is uncertain since historically we have not generated net income.
(f)	Reflects Virgin Mobile USA, Inc.’s obligation to pay Sprint Nextel, and the subsequent repayment of $ million in relation to the acquisition of limited liability company interests as described in “Organizational Structure”.
(g)	Reflects the elimination of the historical carrying value of Bluebottle USA Investments L.P.’s investment in Virgin Mobile USA, LLC.
(h)	Reflects the reclassification and revaluation of outstanding, unexercised stock appreciation rights awarded under the 2006 Stock Appreciation Rights Plan of Virgin Mobile USA, LLC from liabilities to members’ deficit on the conversion into non-qualified options on our Class A common stock in conjunction with this offering, together with the related minority interest impact.

(i)	Reflects the recording of minority interest for the portion of Virgin Mobile USA, L.P. that we do not own.
(j)	Reflects the sale by us of million shares of Class A common stock at an assumed initial offering price of $ per share (based on the mid-point of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount relating to such shares and estimated offering costs of $ million.
(k)	Reflects the repayment of our existing senior secured credit facility and existing subordinated secured revolving credit facility using the net proceeds to us from this offering of $ million and borrowings under the new senior secured credit facility of $ million. The adjustment reflects the elimination of $ million of current and long-term debt and $ million of related accrued interest payable.
(l)	Represents financing fees of $ million to be capitalized in connection with the new senior secured credit facilities less the write-off of unamortized deferred financing fees on the existing senior secured credit facility and subordinated secured revolving credit facility of $ million, together with the related minority interest impact.
(m)	Represents the elimination of unrealized gains on the interest rate derivative contracts that will be settled in conjunction with the Refinancing, together with the related minority interest impact.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31, 2006 (in thousands)
	Virgin Mobile USA, LLC	Bluebottle USA Investments L.P.	Virgin Mobile USA, Inc.(a)	Pro Forma adjustments— Reorganization Transactions		Pro Forma for Reorganization	Pro Forma adjustments— Refinancing and this Offering		Pro Forma Virgin Mobile USA, Inc.
Total operating revenue	$1,110,579	$—	$	$		$	$		$

Operating expense
Cost of service and equipment (exclusive of depreciation and amortization)	678,111	—

Selling, general and administration expenses (exclusive of depreciation and amortization)	401,732	232			b
Gain from litigation	(15,384)	—
Depreciation and amortization	28,381	—

Total operating expense	1,092,840	232

Operating income / (loss)	17,739	—

Other expense / (income)
Equity in losses of investee	—	17,307			c
Interest expense	52,178	2						f
Other expense / (income)	2,268	—
Minority interest expense	—	—			b,d			f

Total other expense	54,446	17,309

Loss before income taxes	(36,707)	(17,541)
Income tax (expense) / benefit	—	—			e			f

Net loss	$(36,707)	$(17,541)	$	$		$	$		$

Net loss per share:(g)
Basic
Diluted
Weighted average common shares outstanding:(g)
Basic
Diluted

(footnotes on following page)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006

(a)	Reflects the incorporation of Virgin Mobile USA, Inc. in April 2007.
(b)	Reflects the non-cash compensation expense recorded in relation to the potential issuance of options on shares of Class A common stock to holders of awards granted under the 2005 Stock Appreciation Rights Plan and the potential conversion of units granted under the 2006 Stock Appreciation Rights Plan into options on shares of our Class A common stock in connection with this offering, together with the related minority interest impact. Each of these awards, as described in “Compensation Discussion and Analysis—Equity-Based Incentive Arrangements,” will be accounted for in accordance with SFAS 123R and valued using a Black-Scholes model and amortized over their respective vesting periods.
(c)	Reflects the elimination of Bluebottle USA Investments L.P.’s historical equity in income (loss) of Virgin Mobile USA, LLC.
(d)	Reflects the recording of minority interest expense for the portion of Virgin Mobile USA, L.P. that we do not own. Following this offering, as the owner of Holdings, the sole general partner of Virgin Mobile USA, L.P., we will operate and control all of the business and affairs of Virgin Mobile USA, L.P. We will consolidate the financial results of Virgin Mobile USA, L.P. and the % ownership interest of Sprint Nextel in Virgin Mobile USA, L.P. will be treated as a minority interest in our consolidated financial statements.
(e)	The adjustment to the income tax provision represents the tax effects of the pro forma adjustments at the statutory rate of tax of %. As a corporation, Virgin Mobile USA, Inc. will incur U.S. federal, state and local income taxes on its proportionate share of any net taxable income of Virgin Mobile USA, L.P.
(f)

Represents the reduction in interest expense resulting from the Refinancing of $             million as well as the amortization of associated deferred financing fees of $             million, together with the related minority interest impact. A  1/8% increase or decrease in the interest rate on our pro forma indebtedness would increase or decrease pro forma interest expense by approximately $             million.

(g)	Pro forma basic earnings (loss) per share gives effect to the issuance of shares of Class A and Class C common stock in connection with this offering. Shares of Class C common stock are included in the calculation because they are convertible into shares of Class A common stock at any time on a one-for-one basis. The share of Class B common stock has no pro forma net earnings (loss) per share as it does not participate in our earnings or losses.
(h)	The following items, before the impact of minority interests, are not included in the pro forma adjustments (in thousands) as they are non-recurring:

Write-off of deferred financing costs on extinguished debt	$
Reversal of unrealized gains on interest rate derivative contracts

$

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Quarter Ended March 31, 2007 (in thousands)
	Virgin Mobile USA, LLC	Bluebottle USA Investments L.P.	Virgin Mobile USA, Inc. (a)	Pro Forma adjustments — Reorganization Transactions		Pro Forma for Reorganization	Pro Forma adjustments— Refinancing and this Offering		Pro Forma Virgin Mobile USA, Inc.
Total operating revenue	$339,308	$—	$	$		$	$		$
Operating expense
Cost of service and equipment (exclusive of depreciation and amortization)	192,470	—
Selling, general and administration expenses (exclusive of depreciation and amortization)	109,945	103			b
Depreciation and amortization	8,081	—

Total operating expense	310,496	103

Operating income / (loss)	28,812	(103)
Other expense / (income)
Equity in income of investee	—	(7,275)			c
Interest expense	13,588	1						f
Other expense / (income)	(205)	3
Minority interest expense	—	—			b,d			f

Total other expense	13,383	(7,271)

Loss before income taxes	15,429	7,168
Income tax (expense) / benefit	—	—			e			f

Net income	$15,429	$7,168	$	$		$	$		$

Net earnings per share: (g)
Basic
Diluted
Weighted average common shares outstanding: (g)
Basic
Diluted

(footnotes on following page)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2007

(a)	Reflects the incorporation of Virgin Mobile USA, Inc. in April 2007.
(b)	Reflects the non-cash compensation expense recorded in relation to the potential issuance of options on shares of Class A common stock to holders of awards granted under the 2005 Stock Appreciation Rights Plan and the potential conversion of units granted under the 2006 Stock Appreciation Rights Plan into options on shares of our Class A common stock in connection with this offering, together with the related minority interest impact. Each of these awards, as described in “Compensation Discussion and Analysis—Equity-Based Incentive Arrangements,” will be accounted for in accordance with SFAS 123R and valued using a Black-Scholes model and amortized over their respective vesting periods.
(c)	Reflects the elimination of Bluebottle USA Investments L.P.’s historical equity in income (loss) of Virgin Mobile USA, LLC.
(d)	Reflects the recording of minority interest expense for the portion of Virgin Mobile USA, L.P. that we do not own. Following this offering, as the owner of Holdings, the sole general partner of Virgin Mobile USA, L.P., we will operate and control all of the business and affairs of Virgin Mobile USA, L.P. We will consolidate the financial results of Virgin Mobile USA, L.P. and the % ownership interest of Sprint Nextel in Virgin Mobile USA, L.P. will be treated as a minority interest in our consolidated financial statements.
(e)	The adjustment to the income tax provision represents the tax effects of the pro forma adjustments at the statutory rate of tax of %. As a corporation, Virgin Mobile USA, Inc. will incur U.S. federal, state and local income taxes on its proportionate share of any net taxable income of Virgin Mobile USA, L.P.
(f)

Represents the reduction in interest expense resulting from the Refinancing of $             million as well as the amortization of associated deferred financing fees of $             million, together with the related minority interest impact. A  1/8% increase or decrease in the interest rate on our pro forma indebtedness would increase or decrease pro forma interest expense by approximately $             million.

(g)	Pro forma basic earnings (loss) per share gives effect to the issuance of shares of Class A and Class C common stock in connection with this offering. Shares of Class C common stock are included in the calculation because they are convertible into shares of Class A common stock at any time on a one-for-one basis. The share of Class B common stock has no pro forma net earnings (loss) per share as it does not participate in our earnings or losses.
(h)	The following items, before the impact of minority interests, are not included in the pro forma adjustments (in thousands) as they are non-recurring:

Write-off of deferred financing costs on extinguished debt	$
Reversal of unrealized gains on interest rate derivative contracts

$

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

The following table sets forth our selected historical financial and other data as of the dates and for the periods indicated. Virgin Mobile USA, Inc. is a recently formed holding company which has not engaged in any business or other activities except in connection with its formation and the reorganization transactions described elsewhere in this prospectus. Accordingly, for the purposes of this prospectus, all financial and other information herein relating to periods prior to the completion of the reorganization transactions is that of Virgin Mobile USA, LLC. The selected balance sheet data as of December 31, 2005 and 2006 and the selected statement of operations data for each of the years ended December 31, 2004, 2005 and 2006 have been derived from Virgin Mobile USA, LLC’s audited financial statements included elsewhere in this prospectus. The selected balance sheet data as of March 31, 2007 and the selected statement of operations data for each of the quarters ended March 31, 2006 and 2007 have been derived from Virgin Mobile USA, LLC’s unaudited financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2002, 2003 and 2004 and the selected statement of operations data for the years ended December 31, 2002 and 2003 have been derived from Virgin Mobile USA, LLC’s audited consolidated financial statements for such periods not included in this prospectus. The selected balance sheet data as of March 31, 2006 has been derived from Virgin Mobile USA, LLC’s unaudited financial statements not included in this prospectus.

The selected historical financial and other data presented below is not indicative of our results for any future periods. You should read the information in the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and our historical audited financial statements and the accompanying notes included elsewhere in this prospectus.

	Virgin Mobile USA, LLC Fiscal Year Ended December 31,					Virgin Mobile USA, LLC Quarter Ended March 31,
(in thousands, except per share data and Other data unless otherwise indicated)	2002	2003	2004	2005	2006	2006	2007
Income statement data:						(Unaudited)
Operating revenue:
Net service revenue	$10,051	$189,457	$567,006	$883,816	$1,020,055	$260,351	$322,331
Net equipment revenue	16,628	96,351	123,632	106,116	90,524	19,824	16,977

Total operating revenue	26,679	285,808	690,638	989,932	1,110,579	280,175	339,308
Operating expenses:
Cost of service (exclusive of depreciation and amortization)	10,502	104,753	229,283	309,321	299,130	75,515	97,822
Cost of equipment	60,782	221,008	364,042	361,655	378,981	88,463	94,648
Selling, general and administrative (exclusive of depreciation and amortization)	93,545	174,465	253,178	346,470	401,732	94,100	109,945
Loss (gain) from litigation	—	—	—	29,981	(15,384)	—	—
Depreciation and amortization	5,371	8,672	12,891	19,413	28,381	6,367	8,081

Total operating expense	170,200	508,898	859,394	1,066,840	1,092,840	264,445	310,496

Operating (loss)/income	(143,521)	(223,090)	(168,756)	(76,908)	17,739	15,730	28,812

Interest expense	663	2,806	5,427	25,008	52,178	12,400	13,588
Other (income)/expense	(113)	(45)	(305)	949	2,268	(46)	(205)

Net (loss)/income	$(144,071)	$(225,851)	$(173,878)	$(102,865)	$(36,707)	$3,376	$15,429

Balance sheet data: (at period end)
Cash and cash equivalents	$261	$—	$—	$18,562	$—	$—	$—
Total assets	$40,460	$90,744	$165,361	$221,215	$276,939	$202,256	$244,748
Long-term debt	$—	$—	$—	$—	$481,500	$—	$491,000
Total debt	$7,889	$42,136	$70,374	$497,500	$553,269	$488,250	$531,250
Members’ deficit	$(20,690)	$(87,176)	$(165,775)	$(621,683)	$(643,925)	$(615,057)	$(628,378)

Statement of cash flows data:
Net cash (used in)/provided by:
Operating activities	$(58,756)	$(116,276)	$(40,510)	$(1,678)	$(38,865)	$13,826	$19,602
Investing activities	$(14,195)	$(12,890)	$(26,288)	$(33,607)	$(34,453)	$(7,104)	$(5,310)
Financing activities	$72,540	$128,905	$66,798	$53,847	$54,756	$(9,250)	$(14,292)
Capital expenditures	$(14,195)	$(12,890)	$(26,288)	$(33,607)	$(34,453)	$(7,104)	$(5,310)

Other data (Unaudited):
Gross additions(a)	305,764	1,348,617	2,328,830	2,666,194	3,013,781	620,730	881,756
Churn(b)	2.8%	2.7%	3.9%	4.3%	4.8%	4.3%	4.0%
Net customer additions(c)	294,337	1,133,960	1,422,855	993,625	729,313	117,942	309,721
End-of-period customers(d)	294,337	1,428,297	2,851,152	3,844,777	4,574,090	3,962,719	4,883,811
Adjusted EBITDA(e)(f) (in thousands)	$(133,637)	$(214,373)	$(133,567)	$(48,275)	$47,884	$22,744	$37,879
Average revenue per user(e)(g)	$25.00	$23.05	$24.24	$22.54	$21.48	$22.09	$22.41
CCPU(e)(h)	$139.22	$22.07	$16.85	$14.94	$13.15	$13.12	$13.72
CPGA(e)(i)	$286.67	$164.90	$131.58	$118.62	$120.55	$133.62	$98.69

(footnotes appear on following page)

(a)	Gross additions represents the number of new customers that activated our handsets during a period, unadjusted for churn, during the same period. In measuring gross additions, we begin with handset activations and exclude any customer who has replaced one of our handsets with another one, retailer returns, customers who have reactivated and fraudulent activations.
(b)	Churn is used to measure customer turnover on an average monthly basis. Churn is calculated as the ratio of the net number of customers that disconnect from our service during the period being measured to the weighted average number of customers during that period, divided by the number of months during the period being measured. The net number of customers that disconnect from our service is calculated as the total number of customers that disconnect less the adjustments noted under gross additions above. These adjustments are applied in order to arrive at a more meaningful measure of churn. The weighted average number of customers is the sum of the average number of customers for each day during the period being measured divided by the number of days in that period. Churn includes those pay-by-the-minute customers whom we automatically disconnect from our service when they have not replenished, or “Topped-Up,” their accounts for 150 days as well as those monthly customers whom we automatically disconnect when they have not paid their monthly recurring charge for 150 days (except for such monthly customers who replenish their account for less than the amount of their monthly recurring charge and, according to the terms of our monthly plans, may continue to use our services on a pay-by-the-minute basis), and such customers that voluntarily disconnect from our service prior to reaching 150 days since replenishing their account or paying their monthly recurring charge. We utilize 150 days in our calculation as it represents the last date upon which a customer who replenishes his or her account is still permitted to retain the same phone number. This calculation is consistent with the terms and conditions of our service offering. We believe churn is a useful metric to track changes in customer retention over time and to help evaluate how changes in our business and services offerings affect customer retention. In addition, churn is also useful for comparing our customer turnover to that of other wireless communications providers.
(c)	Net customer additions represents the number of new customers that activated our handsets during a period, adjusted for churn, during the same period.
(d)	End-of-period customers are the total number of customers at the end of the period being measured.
(e)	We use several financial performance metrics, including Adjusted EBITDA, ARPU, CCPU and CPGA, which are not calculated in accordance with GAAP. A non-GAAP financial metric is defined as a numerical measure of a company’s financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of operations or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. We believe that the non-GAAP financial metrics that we use are helpful in understanding our operating performance from period to period, and although not every company in the wireless communication industry defines these metrics in precisely the same way that we do, we believe that these metrics as we use them facilitate comparisons with other wireless communication companies. These metrics should not be considered substitutes for any performance metric determined in accordance with GAAP.
(f)

Adjusted EBITDA is calculated as net (loss)/income plus depreciation and amortization, interest expense, non-cash compensation expense, equity issued to a member and debt extinguishment costs. We find Adjusted EBITDA to be useful as a measure for understanding the performance of our operations from period to period and although not every company in the wireless communication industry defines these metrics in precisely the same way that we do, we believe that this metric, as we use it, facilitates comparisons with other wireless communication companies. We use Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. We also believe that analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate our company’s overall operating performance. However, Adjusted EBITDA has material limitations as an analytical tool and you should not consider this in isolation, or as a substitute for analysis of our results as reported under GAAP. We believe it is a useful tool in evaluating performance because it eliminates items related to taxes as well as both the debt and equity portions of our capital structure. The items that we have eliminated from net income in determining Adjusted EBITDA are interest expense, depreciation of fixed assets, amortization of intangible assets, non-cash compensation expense, expense resulting from equity issued to a member and expense relating to debt extinguishment. However, some of these eliminated items are significant to our business. For example, (i) interest expense is a necessary element of our costs and ability to generate revenue because we incur interest expense related to any outstanding indebtedness and (ii) depreciation is a necessary element of our costs. Any measure that eliminates components of our capital structure and the carrying costs associated with the fixed assets on our balance sheet has material limitations as a performance measure. In light of the foregoing limitations, we do not rely solely on Adjusted EBITDA as a performance measure and also consider our GAAP results. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other measures derived in accordance with GAAP. Because Adjusted EBITDA is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

	Virgin Mobile USA, LLC Fiscal Year Ended December 31,					Quarter Ended March 31,
(in thousands)	2002	2003	2004	2005	2006	2006	2007
	(Unaudited)
Calculation of Adjusted EBITDA:
Net (loss)/income	$(144,071)	$(225,851)	$(173,878)	$(102,865)	$(36,707)	$3,376	$15,429
Plus:
Depreciation and amortization	5,371	8,672	12,891	19,413	28,381	6,367	8,081
Interest expense	663	2,806	5,427	25,008	52,178	12,400	13,588
Non-cash compensation expense	—	—	5	1,475	2,563	601	781
Equity issued to a member	4,400	—	21,988	7,623	—	—	—
Debt extinguishment costs	—	—	—	1,071	1,469	—	—

Adjusted EBITDA	$(133,637)	$(214,373)	$(133,567)	$(48,275)	$47,884	$22,744	$37,879

(g)	Average revenue per user, or ARPU, is used to measure and track the average revenue generated by our customers on a monthly basis. ARPU is calculated as net service revenue for the period divided by the weighted average number of customers for that period being measured, further divided by the number of months in the period being measured. The weighted average number of customers is the sum of the average customers for each day during the period measured divided by the number of days in that period. ARPU helps us to evaluate customer performance based on customer revenue and forecast our future service revenues.

	Virgin Mobile USA, LLC Fiscal Year Ended December 31,					Quarter Ended March 31,
(in thousands, except number of months and ARPU)	2002*	2003	2004	2005	2006	2006	2007
	(Unaudited)
Calculation of ARPU:
Net service revenue	$10,051	$189,457	$567,006	$883,816	$1,020,055	$260,351	$322,331
Divided by weighted average number of customers	67	685	1,949	3,268	3,957	3,929	4,795
Divided by number of months in the period	6	12	12	12	12	3	3

ARPU	$25.00	$23.05	$24.24	$22.54	$21.48	$22.09	$22.41

*	2002 weighted average number of customers and months in the period are from our launch in July 2002 through the end of the period.

(footnotes continued on following page)

(h)	Cash cost per user, or CCPU, is used to measure and track our costs to provide support for our services to our existing customers on an average monthly basis. The costs included in this calculation are our cost of service (exclusive of depreciation and amortization), excluding cost of service associated with initial customer acquisition, general and administrative costs, excluding any marketing, selling, and distribution expenses associated with initial customer acquisition, non-cash compensation expense, net loss on equipment sold to existing customers, cooperative advertising expenses in support of existing customers and other (income) / expense, excluding debt extinguishment costs. These costs are then divided by our weighted average number of customers for that period being measured, further divided by the number of months in the period being measured. CCPU helps us to assess our ongoing business operations on a per customer basis, and evaluate how changes in our business operations affect the support costs per customer. Given its use throughout the industry, CCPU also serves as a standard by which we compare our performance against that of other wireless communication companies.

	Virgin Mobile USA, LLC Fiscal Year Ended December 31,					Quarter Ended March 31,
(in thousands, except number of months and CCPU)	2002*	2003	2004	2005	2006	2006	2007
	(Unaudited)
Calculation of CCPU:
Cost of service (exclusive of depreciation and amortization)	$10,502	$104,753	$229,283	$309,321	$299,130	$75,515	$97,822
Less: Cost of service associated with initial customer acquisition	(2,779)	(13,143)	(7,367)	(3,750)	(1,968)	(357)	(609)
Add: General and administrative expenses	48,357	89,820	161,269	254,989	288,414	71,618	86,518
Less: Non-cash compensation expense	—	—	(5)	(1,475)	(2,563)	(601)	(781)
Add: Net loss on equipment sold to existing customers	—	—	11,259	22,291	38,042	7,429	13,940
Add: Cooperative advertising expenses in support of existing customers	—	—	—	4,620	2,362	1,068	721
Less: Other (income) expense, net of debt extinguishment costs	(113)	(45)	(305)	(122)	799	(46)	(205)

Total CCPU costs	$55,967	$181,385	$394,134	$585,874	$624,216	$154,626	$197,406
Divided by weighted average number of customers	67	685	1,949	3,268	3,957	3,929	4,795
Divided by number of months in the period	6	12	12	12	12	3	3

CCPU	$139.22	$22.07	$16.85	$14.94	$13.15	$13.12	$13.72

*	2002 weighted average number of customers and months in the period are from our launch in July 2002 through the end of the period.

(footnotes continued on following page)

(i)	Cost per gross addition, or CPGA, is used to measure the cost of acquiring a new customer. The costs included in this calculation are our selling expenses, our net loss on equipment sales (cost of equipment less net equipment revenue), excluding the net loss on equipment sold to existing customers, equity issued to a member, cooperative advertising in support of existing customers and cost of service associated with initial customer acquisition. CPGA helps us to assess the efficiency of our customer acquisition methods and evaluate our sales and distribution strategies. CPGA also allows us to compare our average acquisition costs to those of other wireless communication companies.

	Virgin Mobile USA, LLC Fiscal Year Ended December 31,					Quarter Ended March 31,
(in thousands, except CPGA)	2002	2003	2004	2005	2006	2006	2007
	(Unaudited)
Calculation of CPGA:
Selling expenses	$45,188	$84,645	$91,909	$91,481	$113,318	$22,481	$23,427
Add: Cost of equipment	60,782	221,008	364,042	361,655	378,981	88,463	94,648
Less: Net equipment revenue	(16,628)	(96,351)	(123,632)	(106,116)	(90,524)	(19,824)	(16,977)
Less: Net loss on equipment sold to existing customers	—	—	(11,259)	(22,291)	(38,042)	(7,429)	(13,940)
Less: Equity issued to a member	(4,400)	—	(21,988)	(7,623)	—	—	—
Less: Cooperative advertising in support of existing customers	—	—	—	(4,620)	(2,362)	(1,068)	(721)
Add: Cost of service associated with initial customer acquisition	2,779	13,143	7,367	3,750	1,968	357	609

Total CPGA costs	$87,721	$222,445	$306,439	$316,236	$363,339	$82,980	$87,046
Divided by gross additions	306	1,349	2,329	2,666	3,014	621	882

CPGA	$286.67	$164.90	$131.58	$118.62	$120.55	$133.62	$98.69

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the respective financial statements and related footnotes of Bluebottle USA Investments L.P. and Virgin Mobile USA, LLC included in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those included in the section entitled “Risk Factors” and elsewhere in this prospectus.

Introduction

We are a holding company formed for the purpose of this offering. Since we have not engaged in any business or other activities except in connection with our formation and the reorganization transactions described elsewhere in this prospectus, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, focuses on the historical results of operations of our operating company, Virgin Mobile USA, LLC. The critical accounting policies and estimates and new accounting pronouncements apply to Virgin Mobile USA, LLC and Bluebottle USA Investments L.P. and, we expect, will apply to Virgin Mobile USA, Inc. going forward. The liquidity and capital resources, contractual obligations, commitments and contingencies, and quantitative and qualitative disclosures about market risk relate to Virgin Mobile USA, LLC only.

This MD&A is provided as a supplement to the audited financial statements and the related footnotes included elsewhere in the prospectus to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The MD&A is organized as follows:

•

Company Overview.    This section provides a general description of our business and that of Bluebottle USA Investments L.P., as well as recent developments that we believe necessary to understand our financial condition and results of operations and to anticipate future trends in our business.

•

Critical Accounting Policies and Estimates.    This section discusses the accounting policies and estimates that we consider to be important to our financial condition and results of operations and which require significant judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies (including our critical accounting policies) are summarized in Note 2 of our audited financial statements included elsewhere in the prospectus.

•

Results of Operations.    This section provides an analysis of Virgin Mobile USA, LLC’s results of operations for the years ended December 31, 2004, 2005 and 2006 and the quarters ended March 31, 2006 and 2007.

•

Liquidity and Capital Resources.    This section provides an analysis of our cash flows for the years ended December 31, 2004, 2005 and 2006 and the quarters ended March 31, 2006 and 2007, as well as a discussion of our financial condition and liquidity as of December 31, 2005 and 2006 and as of March 31, 2007. The discussion of our financial condition and liquidity includes summaries of our existing senior secured credit facility and our existing subordinated secured revolving credit facility and the borrowings outstanding thereunder as of December 31, 2006 and March 31, 2007, as well as our available financial capacity under our existing subordinated secured revolving credit facility. We intend to use all of the net proceeds to us from this offering and approximately $             million of borrowings under our new senior secured credit facilities, which we expect to enter into concurrently with the consummation of this offering, to (1) repay our existing senior secured credit facility and existing subordinated secured revolving credit facility and (2) pay approximately $            million to Sprint Nextel for limited liability company interests representing approximately     % of VMU.

•	Contractual Obligations, Commitments and Contingencies. This section provides a discussion of our commitments (both firm and contingent) as of December 31, 2006 and March 31, 2007.

•	New Accounting Pronouncements. This section describes new accounting requirements that could potentially impact our results of operations and financial statements.

•	Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates and derivatives.

Company Overview

We are a leading national provider of wireless communications services, offering prepaid, or pay-as-you-go, services targeted at the youth market (ages 14-34). We offer our services on a flat per-minute basis and on a monthly basis for specified quantities, or buckets, of minutes purchased in advance—in each case, without requiring our customers to enter into long-term contracts or commitments. Our business is highly seasonal with our first and fourth quarters reflecting higher net customer additions, which are similar to the traditional retail selling periods.

We were founded as a joint venture between Sprint Nextel and the Virgin Group and launched our service nationally in July 2002. As of December 31, 2006, we served approximately 4.57 million customers, which we estimate represented approximately a 15% share of the pay-as-you-go market and a 19.0% increase over the 3.84 million customers we served as of December 31, 2005. As of March 31, 2007, we served approximately 4.88 million customers, which was a 23.0% increase over the 3.96 million customers we served as of March 31, 2006. This was a 6.8% increase over the 4.57 million customers as of December 31, 2006.

We market our products and services under the Virgin Mobile brand, using the nationwide Sprint PCS network. We control our customers’ experience and all customer “touch points,” including brand image, pricing, mobile content, marketing, distribution and customer care but as an MVNO, we do not own or operate a physical network, which frees us from related capital expenditures. This allows us to focus our resources and compete effectively against the major national wireless providers in our target market. We purchase wireless network services at a price based on Sprint Nextel’s cost of providing these services plus a specified margin under an agreement which runs through 2027. Based on Sprint Nextel’s current cost of providing services, we expect the per-minute rate we pay to Sprint Nextel to decrease as our number of customers and volume of minutes we purchase from Sprint Nextel increase over time. However, if Sprint Nextel’s cost of providing services increases or our number of customers or the volume of minutes we purchase from Sprint Nextel decreases, the per-minute rate we pay to Sprint Nextel may increase. This could adversely affect our results of operations and cash flows.

In the year ended December 31, 2006, approximately 7.01% of our customers accessed our services through Sprint Nextel’s third party PCS affiliates and we generated approximately $108.6 million in revenues from such customers. In the quarter ended March 31, 2007, approximately 5.67% of our customers accessed our services through Sprint Nextel’s third-party PCS affiliates and we generated approximately $14.7 million in revenues from such customers. Every three years, these third-party PCS affiliates have the right to discontinue the activation of service for our new customers in their respective regions, and they may next make this election in July 2008. If these third-party PCS affiliates agree to continue to support our services, they must commit to a three-year term, after which they can again elect to discontinue the activation of service for new customers in their regions. In addition, the third party PCS affiliates have the right to stop providing their services to new customers (1) if we launch services that are not pay-as-you-go services in such affiliate’s territory, (2) if we target customers outside the market segment of individuals up to and including 30 years old (3) upon a change of control of us or Sprint Nextel and (4) upon certain events of bankruptcy or dissolution of us or Sprint Nextel. The inability to provide service to new customers within the third party PCS affiliates’ territories could have an adverse effect on our business and could adversely affect our financial condition, results of operations and cash flows.

We operate in the highly competitive and regulated wireless communications industry. The primary bases of competition in our industry are the prices, types and quality of products and services offered. Many factors, including factors described in the “Risk Factors” section of this prospectus, could adversely affect our results, performance or achievements.

Our management uses the following key performance metrics to evaluate our business:

•	Gross Additions—represents the number of new customers that activated our handsets during a period, unadjusted for churn during the same period.

•

Churn—Churn is used to measure customer turnover on an average monthly basis. Churn is calculated as the ratio of the net number of customers that disconnect from our service during the period being measured to the weighted average number of customers during that period, divided by the number of months during the period being measured. The net number of customers that disconnect from our service is calculated as the total number of customers that disconnect less the adjustments noted under gross additions above. These adjustments are applied in order to arrive at a more meaningful measure of churn. The weighted average number of customers is the sum of the average number of customers for each day during the period being measured divided by the number of days in that period. Churn includes those pay-by-the-minute customers whom we automatically disconnect from our service when they have not replenished, or “Topped-Up,” their accounts for 150 days as well as those monthly customers whom we automatically disconnect when they have not paid their monthly recurring charge for 150 days (except for such monthly customers who replenish their account for less than the amount of their monthly recurring charge and, according to the terms of our monthly plans, may continue to use our services on a pay-by-the-minute basis), and such customers that voluntarily disconnect from our service prior to reaching 150 days since replenishing their account or paying their monthly recurring charge. We utilize 150 days in our calculation as it represents the last date upon which a customer who replenishes his or her account is still permitted to retain the same phone number. This calculation is consistent with the terms and conditions of our service offering. We believe churn is a useful metric to track changes in customer retention over time and to help evaluate how changes in our business and services offerings affect customer retention. In addition, churn is also useful for comparing our customer turnover to that of other wireless communications providers.

•

Net Customer Additions and End-of-Period Customers—used to measure the growth of our business model, to forecast our future financial performance and to gauge the marketplace acceptance of our offerings. Net customer additions represents the number of new customers that activated our handsets during a period, adjusted for churn during the same period. End-of-period customers are the total number of customers at the end of the period being measured.

•

Average Revenue Per User, or ARPU—used to measure and track the average revenue generated by our customers on a monthly basis. ARPU is calculated as net service revenue for the period divided by the weighted average number of customers for that period being measured, further divided by the number of months in the period being measured.

•

Cash Costs Per User, or CCPU—used to measure and track the cost of providing support for our services to our existing customers on an average monthly basis. The costs included in this calculation are cost of service (exclusive of depreciation and amortization), excluding cost of services associated with acquiring new customers, general and administrative costs, excluding any marketing, selling, and distribution expenses used to acquire new customers and non-cash compensation expenses, net loss on equipment sold to existing customers, cooperative advertising expenses in support of existing customers and other (income) / expense, excluding debt extinguishment costs. These costs are divided by the weighted average number of customers for that period being measured, further divided by the number of months in the period being measured.

•

Cost Per Gross Addition, or CPGA—used to measure the cost of acquiring a new customer. The costs included in this calculation are our selling expenses, our net loss on equipment sales (cost of equipment less net equipment revenue), excluding the net loss on equipment sold to existing customers, equity issued to a member, cooperative advertising in support of existing customers and cost of service related to the acquisition of new customers. These costs are divided by our gross additions.

As the wireless communications industry continues to grow and consolidate, we continually reassess our business strategies and their impact on our operations. Our strategies have included pricing our handsets competitively to grow our customer base. We expect this strategy to continue in the future. As a result, handset subsidies may increase and could result in lower results of operations and cash flows. In addition, lower handset prices may increase the number of replacement handsets sold to existing customers at a loss. This results in additional costs to the business for these replacement handsets. However, this investment is expected to be somewhat offset by the benefits of providing our customers with the latest and best handset technology. This may stabilize our future revenue growth which is dependent upon maintaining or growing the number of end-of-period customers and the maintaining ARPU levels derived from these customers.

We primarily rely on four third-party retail distribution channels for product placement within their stores to promote the sale of our handsets to grow our customer base. Our relationships with these distribution partners are strong and we expect the relationships to continue. However, there is no assurance that our distribution partners will continue to distribute our products. The loss of any of these four retail distribution partners could result in lower gross additions and increased churn and therefore lower results of operations and cash flows.

The FCC and state public utilities commissions, or state PUC’s, regulate the provision of communication services. Future changes in regulations and compliance could impose significant additional costs on us either in the form of direct out-of-pocket costs or additional compliance obligations. We could be forced to increase our rates to cover these costs, making our service pricing less attractive to customers.

Our business has incurred, and may continue to incur, losses and costs associated with bulk handset purchase and trading schemes, whereby third parties purchase our subsidized handsets, unlock and reprogram them and sell them in bulk for use on other wireless communications providers’ networks. We have pursued coordinated efforts through investigations and legal actions, retail monitoring and policies, and technology to combat the potential for significant losses. However, if our efforts to thwart bulk trading schemes are otherwise unsuccessful, this could result in substantial costs to us, whereby we would not realize any service revenues from these handsets and incur substantial losses. We estimate that in 2005 and 2006, approximately 228,000 and 322,000 of our handsets, respectively, were bought and resold in bulk, which resulted in a loss of approximately $25.4 million and $30.4 million, respectively, consisting primarily of lost subsidies and promotional expenses. For the quarter ended March 31, 2007, we estimate that approximately 12,000 of our handsets were bought and resold in bulk, which resulted in a loss of approximately $0.9 million. For the same quarter in the prior year, we estimate that approximately 141,000 of our handsets were bought and resold in bulk, which resulted in a loss of approximately $15.8 million.

We earn revenues primarily from the sale of wireless voice and mobile data services, along with the sale of handsets through third party retail locations, our website or call center. Our services are available through a variety of different pricing plans, including flat-rate and monthly plans that offer the benefits of long-term contract-based wireless plans with the flexibility of pay-as-you-go services. In the third quarter of 2006, we launched a suite of new service plans that provided our customers the ability to buy monthly buckets of minutes in advance. The customers on these new monthly plans tend to have higher usage and ARPU than flat-rate customers. As such, we expect these new monthly plans to contribute an increasing portion of our revenue going forward. We have experienced significant growth in the last three years with revenues growing to $1.1 billion in 2006 from $1.0 billion in 2005 and $0.7 billion in 2004. Our revenues in 2006 included $1.0 billion in net service revenue, which is comprised primarily of voice usage and mobile data services, such as text messaging, games, and ringtones, and $90.5 million in net equipment revenue, which is comprised primarily of the sale of handsets. Our revenues of $339.3 million for the quarter ended March 31, 2007 included $322.3 million in net service revenue and $17.0 million in net equipment revenue. Overall, this was an increase of 21.1% over the $280.2 million in revenues for the quarter ended March 31, 2006.

Bluebottle USA Investments L.P. is an intermediate holding company which is presently 100% owned by the Virgin Group. Bluebottle USA Investments L.P. holds, through its subsidiary Bluebottle USA Holdings L.P., the Virgin Group’s interest of Virgin Mobile USA, LLC, the operating company for our business.

Bluebottle USA Investments L.P. has net operating loss carryforwards for federal and state income tax reporting purposes, resulting from the accumulated losses incurred by Virgin Mobile USA, LLC since inception. Bluebottle USA Investments L.P.’s ability to utilize the net operating loss carryforwards in future years may be limited in some circumstances. A full valuation allowance has been recorded against the deferred tax assets held on Bluebottle USA Investments L.P.’s balance sheet since their future realizability is uncertain since historically we have not generated net income.

As described in “Organizational Structure” and “Certain Relationships and Related Transactions,” in connection with the reorganization transactions the Virgin Group will contribute to us its interest in Bluebottle USA Investments L.P., which may result in us receiving the benefit of the net operating losses. We expect that these net operating losses would reduce the amount of cash tax that we would otherwise be required to pay in the future, but we would be required to compensate the Virgin Group for the tax benefit resulting from these net operating losses pursuant to the terms of our tax receivable agreement with the Virgin Group.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. Preparation of these consolidated financial statements requires us to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported revenue and expenses during the reporting periods. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.

We believe the following to be our more significant critical accounting policies and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Operating revenues consist of wireless service revenues and handset revenues.

Wireless service revenues are generated from the sale of wireless voice and mobile data services. As our customers pay for these services in advance, we record these funds as deferred revenue. We accrue for commissions paid to retailers who sell Top-Up cards to customers at the time the Top-Up card is sold. We recognize revenue as our customers use available services, or when the pay-as-you-go balances in their accounts expire, net of any credits or adjustments. Top-Up cards that have not been used to replenish a customer’s account expire one year from the date of purchase, at which time we recognize the revenue from these cards.

Handset revenues are recognized at the time that the title to individual handsets, along with any risk for damage or loss, passes to the customer. In the context of handset revenue recognition, customer means either (i) a non-consignment retailer, where the title passes to the retailer upon shipment and delivery to that retailer or (ii) an end-user who purchases the handset from either a consignment retailer, where the title does not pass upon shipment but at the time of sale to the end-user, or through our website or call center, where title passes upon shipment. In 2006, we changed some of our key retail distribution relationships to consignment and accordingly, we recognize revenue in such relationships when the handset is sold to the end-user by the retailer. We believe that this method of accounting more accurately aligns all of our costs of acquiring customers with the revenues related to handset sales.

For all handsets sold, our customers have the right to return handsets within a specified time or after a certain amount of use, whichever occurs first. We record estimates for returns at the time of recognizing the revenue. Our assessment of the estimated handset returns is based primarily on historical return rates. If our customers’ actual returns are not consistent with our estimates of their returns, our revenues may be different than initially recorded.

In addition, we offer price protection arrangements, whereby we reimburse retailers for any losses that they may incur whenever we permanently or temporarily reduce the price of our handsets. We record such reimbursements as a reduction to handset revenue at the time that the related revenue is recognized. Our assessment of price protection is based on our estimates of the quantity of handsets the retailer has purchased and has on hand at the time of the price reduction as well as on our management’s plans for handset pricing. If actual retailer handset inventory on hand is not consistent with our estimates, our revenues may be different than initially recorded.

Operating revenues are recognized in accordance with the provisions of Staff Accounting Bulletin No. 104, Revenue Recognition. We recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the seller’s price to the buyer is fixed and determinable, and (iv) collectibility is reasonably assured. Determination regarding the fixed nature of the fee charged for products delivered and their collectibility are based on our management’s judgments.

Inventory

Our inventory consists primarily of new and refurbished handsets, including inventory on consignment. New handsets are stated at the lower of cost or replacement value. We determine cost on a First in, First out (FIFO) basis. Typically, we sell our handsets for less than their book value since we provide a handset subsidy to our customers. These costs are expensed at the time of sale. The cost for refurbished handsets is valued at the lower of fair market value or repair cost. We make provisions to reduce any excess, obsolete or slow moving inventory to net realizable value, which represents replacement value. The total inventory reserves for obsolete and unmarketable inventory were not significant at December 31, 2006. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required.

Property and equipment and internal use software

Property and equipment and internal use software are recorded at cost. Depreciation and amortization are applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service. We estimate the useful economic lives of our assets to be:

Furniture and fixtures	3-7 years
Leasehold improvements	shorter of the lease term or 3 years
Computer equipment	3 years
IT network/infrastructure	3-5 years
Internal use software	1-3 years

We periodically review the estimated useful economic lives of our property and equipment and internal use software. If conditions indicate these assets may not be useful for as long as originally anticipated, we will make adjustments to those estimates. As of December 31, 2006, we have not shortened the estimated useful economic lives of any of our assets. Our property and equipment and internal use software are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment can arise from obsolescence of these assets as well as a change in expected cash flows. Such impairment tests are based on comparison of estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to its fair value.

Stock-based Compensation

We adopted Statement of Financial Accounting Standards No. 123R Share Based Payment (“SFAS 123R”), on January 1, 2005, utilizing the prospective transition method as of the effective date, as required for nonpublic entities previously utilizing the minimum value method under SFAS No. 123 Accounting for Stock Based Compensation, for pro forma disclosures. Under this transition method, we were required to record compensation expense for all awards granted or modified after the date of adoption. The prospective transition method therefore permitted us to continue accounting for options granted prior to January 1, 2005 under the accounting principles originally applied to those awards, namely APB No. 25 Accounting for Stock Issued to Employees (“APB 25”) and its related interpretive guidance. Under the provisions of APB 25, no compensation cost was recognized for grants that were issued with an exercise price that was at least equal to the fair value of the underlying units.

We utilized the income approach and the market approach to determine the fair market value of the member units.

The income approach is an estimate of the present value of the projected future cash flows that we are expected to generate. In applying the income approach, we:

•	Projected five years of discrete future cash flows;

•

Discounted these projected future cash flows to a present value at an appropriate cost of capital, using Capital Asset Pricing Model (“CAPM”), that reflects the degree of risks inherent in the business;

•

Estimated the terminal value of projected cash flows subsequent to the discrete future cash projection period using Gordon Growth, an EBITDA multiple, and an EBIT multiple, taking an average of those factors;

•	Estimated our enterprise value by combining the present values of the terminal value with five years of discrete future cash flows;

•	Adjusted our estimated enterprise value by adding any cash balance and subtracting outstanding debt to arrive at an estimate of our equity value;

•	Applied appropriate valuation discounts to account for lack of control and lack of marketability; and

•	Estimated our equity value on a minority, non-marketable basis.

The market approach is based upon a comparison of us to select publicly traded companies. In applying the market approach, we:

•	Identified publicly traded companies to which we are comparable;

•	Analyzed publicly available financial information and calculated the market value of invested capital (“MVIC”) to EBITDA and EBIT valuation multiples for each of the comparable companies;

•	Estimated our enterprise value by applying the market multiples to our appropriate projected financial parameters and computing an average of the results;

•	Estimated our equity value by adjusting for cash and debt balances;

•	Applied an appropriate valuation discount to account for our lack of marketability; and

•	Estimated our equity value on a minority, non-marketable basis.

We then applied equal weighting to the income and market approaches to determine the fair market value of the units. The projections used in connection with these valuation approaches were based on our expected operating performance over the forecast period.

Under SFAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Liability awards are also revalued every financial reporting period. We have elected to amortize the fair value of our share-based awards on a straight-line basis over the requisite service period, which is generally the vesting period. As of December 31, 2006 and March 31, 2007, we had unrecognized compensation costs related to non-vested awards of approximately $13.9 million and $12.5 million, respectively. This cost is expected to be recognized over a weighted-average period of 2.9 years as of December 31, 2006 and 2.7 years as of March 31, 2007, and will be adjusted for subsequent changes in estimated forfeitures.

Under the prospective transition method that we adopted on January 1, 2005, compensation expense recognized includes compensation cost for all unit-based awards granted subsequent to January 1, 2005 based on their fair value estimated in accordance with the provisions of SFAS 123R. Under the prospective transition method, we did not restate our prior period financial statements to reflect the expensing of unit-based compensation. Therefore, the results of December 31, 2005 and 2006 are not directly comparable to December 31, 2004. We use the Black-Scholes or Traditional Binomial pricing models to estimate the fair value of our unit-based compensation as of the grant date. These models by their design are dependent upon key data inputs estimated by management such as expected volatility, expected term, expected dividend yield, and expected forfeiture rates. As a private entity that commenced operations in 2002, we have insufficient historical data to compute expected volatility for our awards. Therefore, we identify a group of similar entities, based on industry, size, and other factors, referred to as the peer group, to provide comparative data to determine expected volatility. We elect to utilize the average of the peer group’s implied and median volatilities over the expected life as appropriate inputs to the pricing models. See Note 2 to our consolidated financial statements, included elsewhere in this prospectus, for more information about the adoption of this accounting standard.

Tax Valuation

Prior to the consummation of this offering, Virgin Mobile USA, LLC was a limited liability company and all federal, state, and local income taxes have historically been the responsibility of our members. Profits and losses have been allocated to our members according to the limited liability company agreement of Virgin Mobile USA, LLC, or LLC Agreement.

Income taxes for Bluebottle USA Investments L.P. are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary in order to reduce deferred tax assets to the amounts expected to be recovered.

Results of Operations

Key Performance Metrics

Our management utilizes the following key performance metrics used in the wireless communications industry to manage and assess our financial performance. These metrics include gross additions, churn, net customer additions, end-of-period customers, Adjusted EBITDA, ARPU, CCPU and CPGA. Trends in key performance metrics such as ARPU, CCPU and CPGA will depend upon the scale of our business as well as the dynamics in the marketplace and our success in implementing our strategies. The following table provides a summary of these key performance metrics for the periods indicated and the trends in each of these metrics are discussed below:

	Year Ended December 31,			Quarter Ended March 31,
	2004	2005	2006	2006	2007
	(Unaudited)
Gross additions	2,328,830	2,666,194	3,013,781	620,730	881,756
Churn	3.9%	4.3%	4.8%	4.3%	4.0%
Net customer additions	1,422,855	993,625	729,313	117,942	309,721
End-of-period customers	2,851,152	3,844,777	4,574,090	3,962,719	4,883,811
Adjusted EBITDA($ thousands)	$(133,567)	$(48,275)	$47,884	$22,744	$37,879
ARPU	$24.24	$22.54	$21.48	$22.09	$22.41
CCPU	$16.85	$14.94	$13.15	$13.12	$13.72
CPGA	$131.58	$118.62	$120.55	$133.62	$98.69

Gross additions represents the number of new customers that activated our handsets during a period, unadjusted for churn, during the same period. In measuring gross additions, we begin with handset activations and exclude any customer that has replaced one of our handsets with another one, retailer returns, customers who have reactivated and fraudulent activations. These adjustments are applied in order to arrive at a more meaningful measure of our customer growth. Gross additions for the years ended December 31, 2004, 2005 and 2006 were approximately 2.3 million, 2.7 million and 3.0 million, respectively. Gross additions for the quarters ended March 31, 2006 and 2007 were approximately 0.6 million and 0.9 million, respectively. The growth year on year and for the quarter ended March 31, 2006 compared to the quarter ended March 31, 2007 was primarily attributed to the expansion of our retail distribution network and, more recently, the introduction of new service plans that provide our customers with the ability to buy monthly buckets of minutes in advance.

Churn is used to measure customer turnover on an average monthly basis. Churn is calculated as the ratio of the net number of customers that disconnect from our service during the period being measured to the weighted average number of customers during that period, divided by the number of months during the period being measured. The net number of customers that disconnect from our service is calculated as the total number of customers that disconnect less the adjustments noted under gross additions above. These adjustments are applied in order to arrive at a more meaningful measure of churn. The weighted average number of customers is the sum of the average number of customers for each day during the period being measured divided by the number of days in that period. Churn includes those pay-by-the-minute customers whom we automatically disconnect from our service when they have not replenished, or “Topped-Up,” their accounts for 150 days as well as those monthly customers whom we automatically disconnect when they have not paid their monthly recurring charge for 150 days (except for such monthly customers who replenish their account for less than the amount of their monthly recurring charge and, according to the terms of our monthly plans, may continue to use our services on a pay-by-the-minute basis), and such customers that voluntarily disconnect from our service prior to reaching 150 days since replenishing their account or paying their monthly recurring charge. We utilize 150 days in our calculation as it represents the last date upon which a customer who replenishes his or her account is still permitted to retain the same phone number. This calculation is consistent with the terms and conditions of our service offering. We believe churn is a useful metric to track changes in customer retention over time and to help evaluate how changes in our business and services offerings affect customer retention. In addition, churn is also useful for comparing our customer turnover to that of other wireless communications providers. For the years ended December 31, 2004, 2005 and 2006, our churn was approximately 3.9%, 4.3% and 4.8%, respectively. For the quarters ended March 31, 2006 and 2007, our churn was approximately 4.3% and 4.0%, respectively. As our customer base has grown, our year over year churn has increased due to both the competitive dynamics of the marketplace and the relatively high proportion of new customers, who tend to have higher churn. Over time, an increasing proportion of mature customers is expected to offset these factors resulting in stabilizing churn levels, which has become evident in our quarter on quarter performance.

Net customer additions and end-of-period customers are used to measure the growth of our business model, to forecast our future financial performance and to gauge the marketplace acceptance of our offerings. Net customer additions represents the number of new customers that activated our handsets during a period, adjusted for churn, during the same period. End-of-period customers are the total number of customers at the end of a given period. During 2006, we added a net 0.7 million customers to our base and, as of December 31, 2006, we had approximately 4.6 million customers. This represents a growth of 18.4%, as compared to the end-of-period December 31, 2005. During 2005, we added a net 1.0 million customers to our base. As of December 31, 2005, we had approximately 3.8 million customers, a growth of 34.8% when compared to the end-of-period customers of 2.8 million as of December 31, 2004. During the first quarter of 2007, we added a net 0.3 million customers, which was a 163% increase over the same quarter in 2006. As of March 31, 2007, we had approximately 4.9 million customers representing a 23.2% growth in our customers when compared to the end-of-period customers of 4.0 million as of March 31, 2006. These net additions reflect a percentage share of new users in the marketplace as well as a percentage of customers that have switched to us from our competitors net of our competitive losses, or churn. We believe a decrease in the rate of net customer additions, as seen in our 2004 to 2006 annual performance, is typical of the effect of churn on an increasing customer base.

Non-GAAP performance metrics. We use several financial performance metrics, including Adjusted EBITDA, ARPU, CCPU and CPGA, which are not calculated in accordance with GAAP. A non-GAAP financial metric is defined as a numerical measure of a company's financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of operations or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. We believe that the non-GAAP financial metrics that we use are helpful in understanding our operating performance from period to period, and although not every company in the wireless communication industry defines these metrics in precisely the same way that we do, we believe that these metrics as we use them facilitate comparisons with other wireless communication providers. These metrics should not be considered substitutes for any performance metric determined in accordance with GAAP.

Adjusted EBITDA is calculated as net (loss)/income plus depreciation and amortization, interest expense, non-cash compensation expense, equity issued to a member and debt extinguishment costs. We find Adjusted EBITDA to be useful as a measure for understanding the performance of our operations from period to period and although not every company in the wireless communication industry defines these metrics in precisely the same way that we do, we believe that this metric, as we use it, facilitates comparisons with other wireless communication companies. We use Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. We also believe that analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate our company’s overall operating performance. However, Adjusted EBITDA has material limitations as an analytical tool and you should not consider this in isolation, or as a substitute for analysis of our results as reported under GAAP. We believe it is a useful tool in evaluating performance because it eliminates items related to taxes as well as both the debt and equity portions of our capital structure. The items that we have eliminated from net income in determining Adjusted EBITDA are interest expense, depreciation of fixed assets, amortization of intangible assets, non-cash compensation expense, expense resulting from equity issued to a member and expense relating to debt extinguishment. However, some of these eliminated items are significant to our business. For example, (i) interest expense is a necessary element of our costs and ability to generate revenue because we incur interest expense related to any outstanding indebtedness and (ii) depreciation is a necessary element of our costs. Any measure that eliminates components of our capital structure and the carrying costs associated with the fixed assets on our balance sheet has material limitations as a performance measure. In light of the foregoing limitations, we do not rely solely on Adjusted EBITDA as a performance measure and also consider our GAAP results. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other measures derived in accordance with GAAP. Because Adjusted EBITDA is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. For the years ended December 31, 2004, 2005 and 2006, Adjusted EBITDA was $(133.6) million, $(48.3) million and $47.9 million, respectively. The year on year improvement reflected growth in our customer base, service revenue and cost benefits resulting from the increasing scale of our business. For the quarters ended March 31, 2006 and 2007, Adjusted EBITDA was $22.7 million and $37.9 million, respectively. The growth of 67.0% reflects the growth in our customer base and service revenue, offset by higher service costs.

	Fiscal Year Ended December 31,			Quarter Ended March 31,
(in thousands)	2004	2005	2006	2006	2007
	(Unaudited)
Net (loss)/income	$(173,878)	$(102,865)	$(36,707)	$3,376	$15,429
Plus:
Depreciation and amortization	12,891	19,413	28,381	6,367	8,081
Interest expense	5,427	25,008	52,178	12,400	13,588
Non-cash compensation expense	5	1,475	2,563	601	781
Equity issued to a member	21,988	7,623	—	—	—
Debt extinguishment costs	—	1,071	1,469	—	—

Adjusted EBITDA	$(133,567)	$(48,275)	$47,884	$22,744	$37,879

ARPU is used to measure and track the average revenue generated by our customers on a monthly basis. ARPU is calculated as net service revenue for the period divided by the weighted average number of customers for that period being measured, further divided by the number of months in the period being measured. The weighted average number of customers is the sum of the average customers for each day during that period measured divided by the number of days in that period. ARPU helps us to evaluate customer performance based on customer revenue and forecast our future service revenues. For the years ended December 31, 2004, 2005 and 2006, ARPU was $24.24, $22.54 and $21.48, respectively. The decline in ARPU over the period 2004 to 2006 reflected the more competitive pricing on our new monthly pay-as-you-go plans, which more than offset increased usage on those offers, as well as increased customer penetration and usage for our mobile data services, the latter stimulated by new offerings and new handsets. For the quarters ended March 31, 2006 and 2007, ARPU was $22.09 and $22.41, respectively. The increase in ARPU reflects higher usage of our voice services as well as increased customer penetration and usage for our mobile data services, which more than offset the competitive pricing on our new monthly pay-as-you-go plans. We anticipate that in future periods there may be some downward pressure on ARPU as prices decline; however, such pressure may be offset by increased usage and increased penetration of new services. For example, data services may help to offset that trend. The following table illustrates the calculation of ARPU and reconciles ARPU to net service revenue which we consider to be the most directly comparable GAAP financial measure.

	Fiscal Year Ended December 31,			Quarter Ended March 31,
(in thousands except number of months and ARPU)	2004	2005	2006	2006	2007
	(Unaudited)
Net service revenue	$567,006	$883,816	$1,020,055	$260,351	$322,331
Divided by weighted average number of customers	1,949	3,268	3,957	3,929	4,795
Divided by number of months in the period	12	12	12	3	3

ARPU	$24.24	$22.54	$21.48	$22.09	$22.41

CCPU is used to measure and track our costs to provide support for our services to our existing customers on an average monthly basis. The costs included in this calculation are our cost of service (exclusive of depreciation and amortization), excluding cost of service associated with initial customer acquisition, general and administrative expenses, excluding any marketing, selling, and distribution expenses associated with initial customer acquisition, non-cash compensation expense, net loss on equipment sold to existing customers, cooperative advertising expenses in support of existing customers and other (income) / expense, excluding debt extinguishment costs. These costs are then divided by our weighted average number of customers for the period being measured, further divided by the number of months in the period being measured. CCPU helps us to assess our ongoing business operations on a per customer basis, and evaluate how changes in our business operations affect the support costs per customer. Given its use throughout the industry, CCPU also serves as a standard by which we compare our performance against that of other wireless communication providers. For the years ended December 31, 2004, 2005 and 2006, our CCPU was $16.85, $14.94 and $13.15, respectively. The improvement in CCPU during the period from 2004 to 2006 was a result of decreasing costs on the per-minute rate charged to us by Sprint Nextel and the amortization of fixed costs over a growing customer base, partially offset in the second half of 2006 by growth in hybrid plan customers that have higher CCPU due to their higher usage profiles. CCPU for the quarters ended March 31, 2006 and March 31, 2007 was $13.12 and $13.72, respectively. This increase was a result of the growth in our hybrid plan customers that have higher CCPU due to their higher usage profile, as well as an increase in the volume of equipment sold to existing customers for replacement handsets, which more than offset decreasing costs on the per-minute rate charged to us by Sprint Nextel and the amortization of fixed costs over a growing customer base. We expect that CCPU will decline as the scale of our business increases and then stabilizes, with continued efficiencies partially offset by the potential additional cost of increased customer usage and associated customer service costs, as well as replacement handsets for existing customers. The following table illustrates the calculation of CCPU and reconciles total costs used in the CCPU calculation to cost of service, which we consider to be the most directly comparable GAAP financial measure.

	Fiscal Year Ended December 31,			Quarter Ended March 31,
(in thousands, except number of months and CCPU)	2004	2005	2006	2006	2007
	(Unaudited)
Cost of service (exclusive of depreciation and amortization)	$229,283	$309,321	$299,130	$75,515	$97,822
Less: Cost of service associated with initial customer acquisition	(7,367)	(3,750)	(1,968)	(357)	(609)
Add: General and administrative expenses	161,269	254,989	288,414	71,618	86,518
Less: Non-cash compensation expense	(5)	(1,475)	(2,563)	(601)	(781)
Add: Net loss on equipment sold to existing customers	11,259	22,291	38,042	7,429	13,940
Add: Cooperative advertising expenses in support of existing customers	—	4,620	2,362	1,068	721
Add: Other (income) / expense, net of debt extinguishment costs	(305)	(122)	799	(46)	(205)

Total CCPU costs	$394,134	$585,874	$624,216	$154,626	$197,406
Divided by weighted average number of customers	1,949	3,268	3,957	3,929	4,795
Divided by number of months in the period	12	12	12	3	3

CCPU	$16.85	$14.94	$13.15	$13.12	$13.72

CPGA is used to measure the cost of acquiring a new customer. The costs included in this calculation are our selling expenses, our net loss on equipment sales (cost of equipment less net equipment revenue), excluding the net loss on equipment sold to existing customers, equity issued to a member, cooperative advertising in support of existing customers and cost of service associated with initial customer acquisition. CPGA helps us to assess the efficiency of our customer acquisition methods and evaluate our sales and distribution strategies. CPGA also allows us to compare our average acquisition costs to those of other wireless communication providers. For the years ended December 31, 2004, 2005 and 2006, our CPGA was $131.58, $118.62 and $120.55, respectively. The overall decline in CPGA from 2004 to 2006 resulted from a higher proportionate growth in new customers in relation to the costs to acquire those new customers. For the quarters ended March

31, 2006 and March 31, 2007, CPGA was $133.62 and $98.69, respectively. The decline in CPGA resulted from an increase in replacement handsets sold to existing customers, an increase in consignment inventory placement and more efficient selling approaches or techniques along with the growth in our new customers. We expect the variable component of CPGA to stabilize in future periods, as a result of continued efficiencies with respect to lower handset pricing as a result of increased volume, partially offset by the potential additional cost of our marketing efforts to acquire new customers. Overall performance of this measure is expected to vary based on the level of our gross additions. The following table illustrates the calculation of CPGA and reconciles the total costs used in the CPGA calculation to selling expense, which we consider to be the most directly comparable GAAP financial measure.

	Fiscal Year Ended December 31,			Quarter Ended March 31,
(in thousands, except CPGA)	2004	2005	2006	2006	2007
	(Unaudited)
Selling expenses	$91,909	$91,481	$113,318	$22,481	$23,427
Add: Cost of equipment	364,042	361,655	378,981	88,463	94,648
Less: Net equipment revenue	(123,632)	(106,116)	(90,524)	(19,824)	(16,977)
Less: Net loss on equipment sold to existing customers	(11,259)	(22,291)	(38,042)	(7,429)	(13,940)
Less: Equity issued to a member	(21,988)	(7,623)	—	—	—
Less: Cooperative advertising in support of existing customers	—	(4,620)	(2,362)	(1,068)	(721)
Add: Cost of service associated with initial customer acquisition	7,367	3,750	1,968	357	609

Total CPGA costs	$306,439	$316,236	$363,339	$82,980	$87,046
Divided by gross additions	2,329	2,666	3,014	621	882

CPGA	$131.58	$118.62	$120.55	$133.62	$98.69

Historical Results of Operations

Comparison of results of operations for the quarter ended March 31, 2007 to the quarter ended March 31, 2006

	Quarter Ended March 31,		Change
(in thousands)	2006	2007	$	%
	(unaudited)
Operating revenue:
Net service revenue	$260,351	$322,331	$61,980	23.8%
Net equipment revenue	19,824	16,977	(2,847)	(14.4)%

Total operating revenue	280,175	339,308	59,133	21.1%

Operating expenses
Cost of service (exclusive of depreciation and amortization)	75,515	97,822	22,307	29.5%
Cost of equipment	88,463	94,648	6,185	7.0%
Selling, general and administrative (exclusive of depreciation and amortization)	94,100	109,945	15,845	16.8%
Depreciation and amortization	6,367	8,081	1,714	26.9%

Total operating expenses	264,445	310,496	46,051	17.4%

Operating income	15,730	28,812	13,082	83.2%

Other expense/(income)
Interest expense	12,400	13,588	1,188	9.6%
Other income	(46)	(205)	(159)	(345.7)%

Total other expense	12,354	13,383	1,029	8.3%

Net income	$3,376	$15,429	$12,053	357.0%

Operating revenue

Total operating revenue for the quarter ended March 31, 2007 was $339.3 million compared to $280.2 million for the same quarter in the prior year, an increase of $59.1 million, or 21.1%, driven by an increase in net service revenue of 23.8%, partially offset by a decrease in net equipment revenue of 14.4%.

Net service revenue was $322.3 million for the quarter ended March 31, 2007 compared to $260.4 million for the same quarter in the prior year, an increase of $62.0 million, or 23.8%. This increase was driven primarily by the 23.2% growth in our customer base along with a 27.9% increase in non-voice services. As noted earlier, our ARPU showed slight improvement, from $22.09 to $22.41.

Net equipment revenue was $17.0 million for the quarter ended March 31, 2007 compared to $19.8 million for the same quarter in the prior year, a decrease of $2.8 million, or 14.4%. This decrease was driven primarily by lower handset pricing in order to match competition and lower revenues driven by the increase in consignment placement in 2007, partially offset by a 17.4% increase in handset unit sales to support our growing customer base and upgrades for existing customers, and a reduction in promotional spending, recorded as a reduction of equipment revenue.

Operating expenses

Cost of service was $97.8 million for the quarter ended March 31, 2007 compared to $75.5 million for the same quarter in the prior year, an increase of $22.3 million, or 29.5%. This increase was driven by our customer growth and greater customer usage due, in part, to the free night and weekend feature on our new monthly plans. These increases were partially offset by a reduction in the Sprint Nextel network rates and a decrease in our airtime taxes that resulted from the cessation of Federal Communication Excise Tax, or FET.

Cost of equipment was $94.6 million for the quarter ended March 31, 2007 compared to $88.5 million for the same quarter in the prior year, an increase of $6.2 million or 7.0%. This increase was primarily driven by the 17.4% growth in our handset unit sales, partially offset by a decrease in our cost to purchase handsets and an increase in market development funds received from our handset vendors. In addition, cost of equipment decreased $4.9 million in 2007 as a result of the change to the consignment method of accounting.

Selling, general and administrative expenses for the quarter ended March 31, 2007 were $109.9 million, compared to $94.1 million for the same quarter in the prior year, an increase of $15.8 million, or 16.8% resulting from a $7.9 million increase in our call center expenses, a $3.7 million increase in headcount, professional services and outsourced services, a $4.0 million increase in commissions amortized for sales of Top-Up cards, a $1.3 million increase in facilities costs and a $1.0 million increase in supply services costs, all to support our business growth. These were partially offset by a $2.8 million decrease in our advertising and media expenses reflecting a difference in the timing of our spending.

Depreciation and amortization expense for the quarter ended March 31, 2007 was $8.1 million compared to $6.4 million for the same quarter in the prior year, an increase of $1.7 million, or 26.9%. The increase resulted from additional capital expenditures to support our growing customer base and our new offers.

Interest expense

Interest expense for the quarter ended March 31, 2007 was $13.6 million, compared to $12.4 million for the same quarter in the prior year, an increase of $1.2 million or 9.6%. The increase for 2007 as compared to 2006 was due primarily to higher average debt levels, as well as higher interest rates.

Comparison of results of operations for the year ended December 31, 2006 to the year ended December 31, 2005

	Fiscal Year Ended December 31,		Change
(in thousands)	2005	2006	$	%
Operating revenue:
Net service revenue	$883,816	$1,020,055	$136,239	15.4%
Net equipment revenue	106,116	90,524	(15,592)	(14.7)%

Total operating revenue	989,932	1,110,579	120,647	12.2%

Operating expenses:
Cost of service (exclusive of depreciation and amortization)	309,321	299,130	(10,191)	(3.3)%
Cost of equipment	361,655	378,981	17,326	4.8%
Selling, general and administrative (exclusive of depreciation and amortization)	346,470	401,732	55,262	16.0%
Loss (gain) from litigation	29,981	(15,384)	(45,365)	(151.3)%
Depreciation and amortization	19,413	28,381	8,968	46.2%

Total operating expenses	1,066,840	1,092,840	26,000	2.4%

Operating (loss)/income	(76,908)	17,739	94,647	123.1%

Other expense:
Interest expense	25,008	52,178	27,170	108.6%
Other expense	949	2,268	1,319	139.0%

Total other expense	25,957	54,446	28,489	109.8%

Net loss	$(102,865)	$(36,707)	$66,158	64.3%

Operating Revenue

Total operating revenue for the year ended December 31, 2006 was $1,110.6 million compared to $989.9 million for the prior year, an increase of $120.6 million, or 12.2%, largely driven by an increase in net service revenue of 15.4%, partially offset by a decrease in net equipment revenue of 14.7%.

Net service revenue consists primarily of voice and mobile data services, reduced primarily by sales and E911 taxes. E911 taxes are typically assessed by state and local regulatory authorities and on a flat rate basis based on the number of active customers. Net service revenue also includes non-refundable balances remaining in a customer’s account after they have deactivated service, and expired Top-Up cards. Net service revenue was $1,020.1 million for the year ended December 31, 2006 compared to $883.8 million for the prior year, an increase of $136.2 million, or 15.4%. This increase was driven primarily by the 19.0% growth in our customer base, partially offset by the decline in our ARPU, from $22.54 to $21.48, noted earlier. In June 2006, we launched a suite of new service plans that provided our customers the ability to buy monthly buckets of minutes in advance. The customers on these new monthly plans tend to have a higher usage and ARPU than flat-rate customers. We expect these plans to have a more significant impact in the future.

Net equipment revenue consists primarily of handset sales reduced by allowance for returns, promotional handset price reductions and price protection estimates. Net equipment revenue is reduced for costs such as cooperative advertising, a fund provided by us and typically calculated as a percentage of sales that a retailer must use to promote our products, and commissions, for which we do not receive an identifiable and separable benefit. Net equipment revenue was $90.5 million for the year ended December 31, 2006 compared to $106.1 million for the prior year, a decrease of $15.6 million, or 14.7%. This decrease was driven primarily by lower handset pricing in order to match competition and lower revenues due to the conversion to the consignment method of accounting, partially offset by a 15.8% increase in handset unit sales to support our growing customer base and upgrades for existing customers and a reduction in promotional spending, recorded as a reduction of equipment revenue. In addition, net equipment revenue in 2005 reflects a $7.6 million reduction for equity issued to a retailer who is a minority interest holder consistent with the terms in the LLC Agreement.

Operating Expenses

Cost of service includes network service costs, airtime taxes (including Federal and State Universal Service funds, PUC taxes and Federal Communications Excise Tax, or FET), production costs for Top-Up cards, mobile data service fees and entertainment content license fees. Cost of service was $299.1 million for the year ended December 31, 2006 compared to $309.3 million for the prior year, a decrease of $10.2 million, or 3.3%. This decrease was primarily driven by a reduction in Sprint Nextel network rates and a decrease in our airtime taxes resulting from the cessation of FET, partially offset by greater customer usage resulting from our customer growth and, in part, to the free night and weekend feature on our new monthly plans.

Cost of equipment includes the cost of purchasing and packaging handsets sold to our customers. Cost of equipment is reduced for market development funds received from our handset vendors. Cost of equipment was $379.0 million for the year ended December 31, 2006 compared to $361.7 million for the prior year, an increase of $17.3 million or 4.8%. This increase was primarily driven by the 15.8% growth in our handset unit sales, partially offset by an increase in funds received from our handset vendors, including market development support and a settlement from one of these handset vendors. In addition, cost of equipment decreased in 2006 by $25.6 million as a result of a change of some of our key distribution relationships to consignment, which in turn resulted in a change to the consignment method of accounting, which enables us to recognize the revenue and cost from the sale of a handset when the title passes to the customer.

Selling, general and administrative expenses for the year ended December 31, 2006 were $401.7 million, compared to $346.5 million in the prior year, an increase of $55.3 million, or 16.0% resulting from a $21.8 million increase principally in advertising and media expenses, driven by our new pricing offers and new distribution channels, a $14.6 million increase in our call center expenses and an $8.7 million increase in other headcount, professional services and outsourced services to support our business growth.

Loss (gain) from litigation for the year ended December 31, 2006 of $15.4 million was the result of settlements with a holder of a portfolio of patents, which we utilize, and a settlement with one of our vendors.

Depreciation and amortization expense for the year ended December 31, 2006 was approximately $28.4 million compared to approximately $19.4 million in the prior year, an increase of $9.0 million, or 46.2%. The increase resulted from additional capital expenditures primarily related to building a second data center and software expenditures required to support our growing customer base and our new offers.

Interest Expense

Interest expense for the year ended December 31, 2006 was $52.2 million, compared to $25.0 million for the prior year, an increase of $27.2 million, or 108.6%. The increase for 2006 as compared to 2005 was due primarily to higher average debt levels, as well as higher interest rates.

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

(in thousands)	Fiscal Year Ended December 31,		Change
	2004	2005	$	%
Operating revenue:
Net service revenue	$567,006	$883,816	$316,810	55.9%
Net equipment revenue	123,632	106,116	(17,516)	(14.2)%

Total operating revenue	690,638	989,932	299,294	43.3%

Operating expenses:
Cost of service (exclusive of depreciation and amortization)	229,283	309,321	80,038	34.9%
Cost of equipment	364,042	361,655	(2,387)	(0.7)%
Selling, general and administrative (exclusive of depreciation and amortization)	253,178	346,470	93,292	36.8%
Loss from litigation	—	29,981	29,981	—
Depreciation and amortization	12,891	19,413	6,522	50.6%

Total operating expenses	859,394	1,066,840	207,446	24.1%

Operating loss	(168,756)	(76,908)	91,848	54.4%

Other (income) / expense
Interest expense	5,427	25,008	19,581	360.8%
Other (income) / expense	(305)	949	1,254	411.1%

Total other expense	5,122	25,957	20,835	406.8%

Net loss	$(173,878)	$(102,865)	$71,013	40.8%

Operating Revenue

Total operating revenue for the year ended December 31, 2005 was $989.9 million compared to $690.6 million for the year ended December 31, 2004, an increase of $299.3 million, or 43.3%, reflecting a 55.9% increase in net service revenue, partially offset by a 14.2% decrease in net equipment revenue.

Net service revenue was $883.8 million for the year ended December 31, 2005 compared to $567.0 million for the prior year, an increase of $316.8 million, or 55.9%. This increase was primarily driven by the 34.8% growth in our customer base, partially offset by the decline in ARPU, from $24.24 to $22.54, noted earlier.

Net equipment revenue was $106.1 million for the year ended December 31, 2005 compared to $123.6 million for the prior year, a decrease of $17.5 million, or 14.2%. This decrease was primarily driven by lower handset pricing in order to match competition and an increase in promotional spending, recorded as a reduction to equipment revenue, partially offset by an 18.7% increase in handset unit sales in support of our growing customer base and upgrades for existing customers. In addition, net equipment revenue for 2005 reflects a $7.6 million reduction for equity issued to a retailer who is a minority interest holder, as previously discussed. In 2004, net equipment revenue includes a $22.0 million reduction for equity issued to the same retailer in relation to the achievement of sales milestones.

Operating Expenses

Cost of service was $309.3 million for the year ended December 31, 2005 compared to $229.3 million for the prior year, an increase of $80.0 million, or 34.9%. This increase was primarily driven by higher network usage cost, an increase in airtime taxes and an increase in costs related to providing mobile data services, all driven by the growth in our customer base. These were partially offset by a decrease in our Sprint Nextel network rates.

Cost of equipment was $361.7 million for the year ended December 31, 2005 compared to $364.0 million for the prior year, a decrease of $2.4 million or 0.7%. This decrease was driven by a decrease in our cost to purchase handsets and an increase in funds received from our handset vendors in support of marketing development efforts, partially offset by the 18.7% increase in handset unit sales.

Selling, general and administrative expenses for the year ended December 31, 2005 were $346.5 million compared to $253.2 million in the prior year, an increase of $93.3 million, or 36.8%, resulting from a $39.5 million increase in commissions amortized for sales of Top-Up cards, an increase of $35.7 million for headcount, professional services and outsourced services costs and an increase of $6.9 million for call center expenses, all driven by our growing customer base. These increases were partially offset by a $13.0 million reduction in our advertising expenses resulting from lower media and retail channel advertising together with additional market development funding from our handset vendors where we were able to specifically identify the costs of the related advertising.

Loss from litigation for the year ended December 31, 2005 relates to a $30.0 million reserve established for probable losses resulting from negotiations between us and a holder of a portfolio of patents, which we utilized.

Depreciation and amortization expense for the year ended December 31, 2005 was approximately $19.4 million compared to approximately $12.9 million for the prior year, an increase of $6.5 million, or 50.6%. The increase was driven by the additional capital expenditures for our network equipment and software expenditures required to support our growing customer base.

Interest Expense

Interest expense for the year ended December 31, 2005 was $25.0 million, compared to $5.4 million for the prior year, an increase of $19.6 million, or 360.8%. The increase reflected the $500 million term loan we entered into in July 2005, as compared to significantly lower debt levels during 2004.

Quarterly Results of Operations

The quarterly data has been prepared on the same basis as the audited financial statements and in the opinion of management reflects a fair statement of the information for the periods presented. Our operating results and key performance metrics may fluctuate resulting from the seasonality of our business. As a result, comparing our results and key performance metrics on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Our results for these quarterly periods are not necessarily indicative of the results of operations or key performance metrics for a full year or any future period.

Our business experiences significant seasonality. We typically generate our highest level of gross additions in the fourth quarter of the year due to strong sales during the holiday season. In addition, our first quarter typically reflects a relatively low level of churn due, in part, to the weight of new customers added in the prior quarter and our measurement of churn discussed earlier. As a result, our net customer additions are favorably impacted in both the fourth quarter and the first quarter of the following year. In contrast, our net customer additions for the second and third quarters reflect both the lower level of gross additions in those periods as well as the higher churn driven by the fourth quarter gross additions which are now outside the 150 day window. The seasonality of our customer acquisitions is reflected in our financial statements whereby the higher subsidies in the third and fourth quarters to support the fourth quarter acquisition surge, result in a decline in our operating income in those quarters. The greater the number of customer acquisitions we are able to achieve in the latter part of the year, the greater the temporary negative impact on Adjusted EBITDA; however, such additional customers are expected to increase our value in the longer term. We anticipate that this seasonal impact will continue.

The following table sets forth our unaudited quarterly results of operations and key performance metrics for the nine quarters in the period ended March 31, 2007.

	Results of Operations for the Quarters Ended
(in thousands)	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(Unaudited)
Total operating revenue	$248,985	$235,458	$238,657	$266,832	$280,175	$261,311	$270,994	$298,099	339,308
Total operating expenses	232,859	228,410	254,650	350,921	264,445	236,807	262,339	329,249	310,496

Operating income (loss)	16,126	7,048	(15,993)	(84,089)	15,730	24,504	8,655	(31,150)	28,812
Total other expense	1,759	2,053	10,671	11,474	12,354	14,763	13,717	13,612	13,383

Net (loss)/income	$14,367	$4,995	$(26,664)	$(95,563)	$3,376	$9,741	$(5,062)	$(44,762)	$15,429

	Key Performance Metrics for the Quarters Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(Unaudited)
Gross additions	668,062	491,989	556,364	949,779	620,730	432,054	667,456	1,293,541	881,756
Churn	3.5%	3.9%	4.8%	4.8%	4.3%	4.5%	4.9%	5.6%	4.0%
Net customer additions	346,835	110,555	75,548	460,687	117,942	(90,767)	88,386	613,752	309,721
End-of-period customers	3,197,987	3,308,542	3,384,090	3,844,777	3,962,719	3,871,952	3,960,338	4,574,090	4,883,811
Adjusted EBITDA (in thousands)	$20,961	$11,747	$(10,316)	$(70,667)	$22,744	$32,228	$16,405	$(23,493)	$37,879
ARPU	$23.50	$22.07	$21.52	$23.11	$22.09	$21.12	$20.53	$22.16	$22.41
CCPU	$14.78	$14.39	$15.66	$14.92	$13.12	$12.36	$12.86	$14.20	$13.72
CPGA	$88.38	$128.43	$123.92	$131.69	$133.62	$163.57	$127.31	$96.43	$98.69

Adjusted EBITDA is calculated as net (loss)/income plus depreciation and amortization, interest expense, non-cash compensation expense, equity issued to a member and debt extinguishment costs. We find Adjusted EBITDA to be useful as a measure for understanding the performance of our operations from period to period, and although not every company in the wireless communication industry defines these metrics in precisely the same way that we do, we believe that this metric, as we use it, facilitates comparisons with other wireless communication companies. We use Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. We also believe that analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate our company’s overall operating performance. However, Adjusted EBITDA has material limitations as an analytical tool and you should not consider this in isolation, or as a substitute for analysis of our results as reported under GAAP. We believe it is a useful tool in evaluating performance because it eliminates items related to taxes as well as both the debt and equity portions of our capital structure. The items that we have eliminated from net income in determining Adjusted EBITDA are interest expense, depreciation of fixed assets, amortization of intangible assets, non-cash compensation expense, expense resulting from equity issued to a member and expense relating to debt extinguishment. However, some of these eliminated items are significant to our business. For example, (i) interest expense is a necessary element of our costs and ability to generate revenue because we incur interest expense related to any outstanding indebtedness and (ii) depreciation is a necessary element of our costs. Any measure that eliminates components of our capital structure and the carrying costs associated with the fixed assets on our balance sheet has material limitations as a performance measure. In light of the foregoing limitations, we do not rely solely on Adjusted EBITDA as a performance measure and also consider our GAAP results. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other measures derived in accordance with GAAP. Because Adjusted EBITDA is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. The following table sets forth a reconciliation of adjusted EBITDA to net (loss)/income.

	Quarters ended
(in thousands)	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(Unaudited)
Net (loss)/income	$14,367	$4,995	$(26,664)	$(95,563)	$3,376	$9,741	$(5,062)	$(44,762)	$15,429
Plus:
Depreciation and amortization	4,562	4,477	5,129	5,245	6,367	6,757	7,429	7,828	8,081
Interest expense	1,807	2,073	9,621	11,507	12,400	13,272	13,318	13,188	13,588
Non-cash compensation expense	225	202	527	521	601	989	720	253	781
Equity issued to a member	—	—	—	7,623	—	—	—	—	—
Debt extinguishment costs	—	—	1,071	—	—	1,469	—	—	—

Adjusted EBITDA	$20,961	$11,747	$(10,316)	$(70,667)	$22,744	$32,228	$16,405	$(23,493)	$37,879

The following table sets forth a reconciliation of ARPU to net service revenue.

	Quarters ended
(in thousands, except months and ARPU)	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(Unaudited)
Net service revenue	$215,677	$215,208	$214,942	$237,989	$260,351	$247,994	$240,664	$271,046	$322,331
Divided by weighted average number of customers	3,059	3,250	3,329	3,432	3,929	3,914	3,908	4,078	4,795
Divided by number of months in the period	3	3	3	3	3	3	3	3	3

ARPU	$23.50	$22.07	$21.52	$23.11	$22.09	$21.12	$20.53	$22.16	$22.41

The following table sets forth a reconciliation of CCPU to cost of service.

	Quarters ended
(in thousands, except months and CCPU)	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(Unaudited)
Cost of service (exclusive of depreciation and amortization)	$77,094	$74,680	$76,414	$81,133	$75,515	$67,569	$68,260	$87,786	$97,822
Less: Cost of service associated with initial customer acquisition	(1,833)	(651)	(629)	(637)	(357)	(233)	(424)	(954)	(609)
Add: General and administrative expenses	55,128	60,419	73,274	66,168	71,618	70,133	72,576	74,087	86,518
Less: Non-cash compensation expense	(225)	(202)	(527)	(521)	(601)	(989)	(720)	(253)	(781)
Add: Net loss on equipment sold to existing customers	4,487	5,151	7,034	5,619	7,429	7,632	9,739	13,242	13,940
Add: Cooperative advertising expenses in support of existing customers	1,077	895	811	1,837	1,068	972	898	(576)	721
Add: Other (income) /expense, net of debt extinguishment costs	(48)	(20)	(21)	(33)	(46)	22	399	424	(205)

Total CCPU costs	$135,680	$140,272	$156,356	$153,566	$154,626	$145,106	$150,728	$173,756	$197,406
Divided by weighted average number of customers	3,059	3,250	3,329	3,432	3,929	3,914	3,908	4,078	4,795
Divided by number of months in the period	3	3	3	3	3	3	3	3	3

CCPU	$14.78	$14.39	$15.66	$14.92	$13.12	$12.36	$12.86	$14.20	$13.72

The following table sets forth a reconciliation of total CPGA to selling expenses.

	Quarters ended
(in thousands, except CPGA)	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(Unaudited)
Selling expenses	$20,236	$24,168	$25,647	$21,430	$22,481	$23,133	$34,249	$33,455	$23,427
Add: Cost of equipment	75,840	64,666	74,186	146,963	88,463	69,216	91,209	130,093	94,648
Less: Net equipment revenue	(33,308)	(20,250)	(23,715)	(28,843)	(19,824)	(13,317)	(30,330)	(27,053)	(16,977)
Less: Net loss on equipment sold to existing customers	(4,487)	(5,151)	(7,034)	(5,619)	(7,429)	(7,632)	(9,739)	(13,242)	(13,940)
Less: Equity issued to a member	—	—	—	(7,623)	—	—	—	—	—
Less: Cooperative advertising in support of existing customers	(1,077)	(895)	(811)	(1,837)	(1,068)	(972)	(898)	576	(721)
Add: Cost of service associated with initial customer acquisition	1,833	651	629	637	357	233	424	954	609

Total CPGA costs	$59,037	$63,189	$68,902	$125,108	$82,980	$70,661	$84,915	$124,783	$87,046
Divided by gross additions	668	492	556	950	621	432	667	1,294	882

Total CPGA	$88.38	$128.43	$123.92	$131.69	$133.62	$163.57	$127.31	$96.43	$98.69

Liquidity and Capital Resources

Our principal source of funds has been our borrowing under our credit facilities. We do not maintain any excess balances of cash or invest in any short-term financial instruments. Any excess cash is used to reduce the amount of any outstanding debt balances of our revolving credit line.

We have generated negative operating cash flows since inception and anticipate that our operating and investing activities will continue to use cash over the next 12-18 months as we continue to grow and maintain our customer base. Although it is difficult for us to predict our future liquidity requirements with certainty, we believe that based on our current level of operations, together with our borrowing capacity under our new senior secured credit facilities of $        million that we expect to enter into concurrently with the consummation of this offering as described below, we will be able to finance our projected operating, investing, and financing requirements of our existing operations and planned customer growth for at least the next 18 months. Our liquidity requirements are generally higher in the first and fourth quarters of the years, primarily driven by the increased number of gross additions requiring handset subsidies typically experienced in the fourth quarter. We do not anticipate issuing debt specifically to fund any obligations that may arise under the tax receivables agreement with Sprint Nextel. Any obligations under the agreement will be funded from available cash flow generated by our taxable earnings of the Company. Our ability to generate cash flows from operations could be affected by a less than expected demand for our products and services. In the future, if our operations do not generate sufficient positive operating cash flows we may require additional capital to fund our operations or growth, to take advantage of expansion or acquisition opportunities, and to develop new products to compete effectively in the marketplace. In order to meet future liquidity needs we may decide to raise additional funds, through public or private debt or equity financing to support our operations, anticipated capital expenditures and debt repayment obligation for at least the next 12 to 18 months. Additional funds, however, may not be available to us on commercially reasonable terms, or at all, when we require them and any additional capital raised through the sale of equity or equity-linked securities could result in dilution to our existing stockholders. In addition, our ability to make scheduled payments of principal of, to pay interest on or to refinance, our indebtedness and to satisfy our other obligations as well as our ability to meet our long-term liquidity needs, will depend upon our future operating performance, as well as general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. See “Risk Factors.”

We believe that our capital expenditures are generally lower than those of many of our competitors as we do not have any network build-out or spectrum acquisition requirements and we do not have any costs associated with operating stores. We do, however, make significant initial cash outlays in the form of handset and other subsidies to acquire new customers. As a result, if we were to experience higher than expected churn, this would negatively affect our cash flows.

	Year Ended December 31,			For the Quarter Ended March 31,
(in thousands)	2004	2005	2006	2006	2007
				(Unaudited)
Cash flows (used in) provided by:
Operating activities	$(40,510)	$(1,678)	$(38,865)	$13,826	$19,602
Investing activities	(26,288)	(33,607)	(34,453)	(7,104)	(5,310)
Financing activities	66,798	53,847	54,756	(9,250)	(14,292)

Increase (decrease) in cash and cash equivalents	$—	$18,562	$(18,562)	$(2,528)	$—

Cash Flow Analysis

Quarter Ended March 31, 2007 compared to the Quarter Ended March 31, 2006

Net cash provided by operating activities for the quarters ended March 31, 2006 and 2007 was $13.8 million and $19.6 million, respectively. During the quarters ended March 31, 2006 and 2007, we generated cash from operations as a result of our higher net additions in the previous year’s fourth quarter, generating higher usage in the first quarter. Our cash flows for the first quarter are not necessarily indicative of the cash from operations for a full year or any future period. The $5.8 million increase in cash provided by operations in the quarter ended March 31, 2007 as compared to the same period in the previous year was primarily driven by $12.1 million higher reported net income partially offset by a $7.8 million aggregate decrease in working capital resulting mainly from an increase in accounts payable to related parties for the increase in network costs.

Net cash used in investing activities for the quarters ended March 31, 2006 and 2007 was $7.1 million and $5.3 million, respectively. Net cash used in each year was due to expenditures for capital equipment to support our growth and expansion of customer offerings. As we continue to expand our infrastructure to meet the needs of our growing customer base, we anticipate the continued use of cash in investing activities. We had no material commitments to purchase property and equipment or software as of March 31, 2007.

Net cash used in financing activities for the quarters ended March 31, 2006 and 2007 was $9.3 million and $14.3 million, respectively. For the quarter ended March 31, 2007, cash used in financing activities resulted from a $27.0 million reduction of cash due to an increase of $27.0 million in book overdrafts and installment payments of $9.3 million on our senior secured credit facility offset by borrowings of $22.0 million from our existing subordinated secured revolving credit facility. Cash used in financing activities of approximately $9.3 million during the quarter ended March 31, 2006 was due to installment payments on our existing senior secured credit facility. As of March 31, 2007, we had $20.0 million of our existing subordinated secured revolving credit facility borrowing capacity.

For the years ended December 31, 2004, 2005 and 2006

Net cash used in operating activities for the year ended December 31, 2004, 2005 and 2006 was $40.5 million, $1.7 million and $38.9 million, respectively. We have had operating losses since our inception driven by the significant upfront investment we make to grow our customer base and as a result have not generated cash from our operations. The $37.2 million increase in cash used in operating activities between 2005 and 2006 primarily resulted from higher handset purchases and $28.1 million for increased interest payments on our existing credit facilities. These uses of cash were partially offset by the reduction in net loss and a $31.0 million increase in deferred revenue driven by our larger customer base. The increase in cash provided from operating activities between 2004 and 2005 was $38.8 million, primarily from an aggregate $69.5 million decrease in working capital and other balance sheet accounts, driven by higher accounts payable, accrued expense and deferred revenue balances, along with a decrease in our operating loss. However, these amounts were offset by $24.0 million of interest payments on our existing senior secured credit facility.

Net cash used in investing activities for years ended December 31, 2004, 2005 and 2006 was $26.3 million, $33.6 million and $34.5 million, respectively. Net cash used in each year was due to expenditures for capital equipment to support our growth and expansion of customer offerings. As we continue to expand our infrastructure to meet the needs of our growing customer base, we anticipate the continued use of cash in investing activities. We had no material commitments to purchase property and equipment or software on December 31, 2006.

Net cash provided by financing activities for the years ended December 31, 2004, 2005 and 2006 was $66.8 million, $53.8 million and $54.8 million, respectively. For the year ended December 31, 2006, cash provided by financing activities resulted from $58.0 million of borrowings from our existing subordinated secured revolving credit facility, along with $34.8 million in bank overdraft. These were partially offset by the installment payments on our existing senior secured credit facility of $37.0 million. For year ended December 31, 2005, we had $500 million of financing cash inflows from borrowings under our existing senior secured credit facility, partially offset by a $362.6 million capital distribution to members of Virgin Mobile USA, LLC, $42.9 million repayment of related party notes payable, $20.0 million net change in our third party asset backed revolving credit line and $10.7 million in fees paid in connection with our existing senior secured credit facility. For the year ended December 31, 2004, our financing cash inflows primarily resulted from $39.4 million in capital contributions from members of Virgin Mobile USA, LLC and $36.8 million in proceeds from our asset-backed revolving credit line.

Capital Requirements

We anticipate that the short-term funding needs for our business will principally relate to higher working capital requirements and capital expenditures for internal use software, IT network and infrastructure in order to serve our expanding customer base, scheduled interest and principal payments related to our debt, and potential costs of compliance with regulatory requirements, such as E911.

Liquidity

Credit Facilities

Existing Senior Secured Credit Facility.    In 2005, we entered into a $600 million senior secured credit facility with a group of third party financial institutions consisting of a $500 million term loan and a $100 million revolving credit facility. As of December 31, 2005, $497.5 million was outstanding under the term loan. We made no borrowings under the $100 million revolving credit facility. We used $362.6 million of the proceeds of the term loan to make a capital distribution to our members and $77.6 million to repay all outstanding loan balances under previous borrowing arrangements. In July 2006, we amended and restated the senior secured credit facilities as a result of an event of a default in the fourth quarter of 2005 resulting from us not maintaining the minimum net service revenue level. As a result of the default, we had no access to our revolving credit facility provided under our 2005 senior credit facilities, which resulted in a liquidity shortfall in 2006. As a result of the liquidity shortfall, we were unable to make timely payments to Sprint Nextel on amounts owed under the PCS services agreement, requiring us to negotiate with Sprint Nextel in order to receive additional time to make such payments and to pay interest on such late payments. In connection with the amendment and restatement of our 2005 senior credit facilities and our liquidity shortfall, Sprint Nextel and the Virgin Group provided us with our $100 million subordinated secured revolving credit facility, which replaced the $100 million revolving credit facility that was provided by the third party lenders under our 2005 senior credit facilities.

As of March 31, 2007 and December 31, 2006, we had $451.3 million and $460.5 million, respectively, outstanding under the existing senior secured credit facility, which is payable in quarterly installments and matures on December 14, 2010. The existing senior secured credit facility is collateralized by a general lien on all of our current and future assets. It bears interest at a Eurodollar rate equal to 3-month LIBOR, plus an applicable margin of 4.50% to 4.95%, or an alternate base rate plus an applicable margin of 3.50% to 3.95%, depending on our leverage. The annual applicable interest rate as of March 31, 2007 and December 31, 2006 was 10.3% for the outstanding balance.

We may be required, under certain circumstances, to make mandatory prepayments upon the receipt of cash proceeds from the issuance of debt, equity and asset sales, as well as the generation of excess cash flows, as defined within the amended agreement. We expect to use all of the proceeds to us from this offering together with approximately $             million of the borrowings under the new senior secured credit facilities, to repay in full the existing senior secured credit facility and the existing subordinated secured revolving credit facility.

Under the existing senior secured credit facility, we are subject to certain limitations, including limitations on our ability to incur additional debt, sell assets, pay dividends, capital expenditures, make certain investments, or make amendments, waivers, and other modifications to the LLC agreement that would be adverse to the lenders. We are also subject to certain financial covenants, including covering minimum net service revenue through December 31, 2006, consolidated leverage ratio and consolidated fixed charge coverage ratio. For additional information regarding the specific covenants, see “Description of Indebtedness—Existing Senior Secured Credit Facility”.

Existing Subordinated Secured Revolving Credit Facility.    In connection with our existing senior secured credit facility, we also entered into a $100.0 million subordinated secured revolving credit facility with Sprint Nextel and the Virgin Group, with a $50 million funding commitment each from Sprint Nextel and the Virgin Group. As of March 31, 2007 and December 31, 2006, we had $80.0 million and $58.0 million, respectively, outstanding under the existing subordinated secured revolving credit facility. Amounts under the existing subordinated secured revolving credit facility are subordinated to the existing senior secured credit facility and mature in December 2010. We use the existing subordinated secured revolving credit facility to cover the operating and investing cash needs of our business. This credit facility bears interest rate at 3-month LIBOR plus an applicable margin of 4.50% to 4.95%, depending upon our leverage, or 12% if the 3-month LIBOR rate cannot be ascertained.

New Senior Secured Credit Facilities.    In connection with the consummation of this offering, we expect to enter into new senior secured credit facilities with a syndicate of financial institutions. We expect our new senior secured credit facilities to consist of (i) an approximately $             million term loan facility and (ii) an approximately $             million revolving facility.

We expect to use approximately $         million of the borrowings under the new senior secured credit facilities, together with all of the proceeds to us from this offering, to repay in full the existing senior secured credit facility and the existing subordinated secured revolving credit facility. We expect to use the new revolving credit facility for the operating and investing cash needs of our business. This includes payments to the Virgin Group and Sprint Nextel under our related party agreements.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us on acceptable terms or in an amount sufficient to enable us to pay interest or principal on our debt or to fund our other liquidity needs. In addition, our limited tangible assets may further limit our ability to obtain loans or access the debt capital markets. Failure to satisfy our debt covenants or make any required payments could result in defaults under the new senior credit facilities or our future debt agreements. As a result of such default, we may not be able to access our credit facilities or capital markets. If we experience a liquidity shortfall, we may be unable to make timely payments under the PCS services agreement, tax receivable agreements to which we are a party or our other commercial agreements which could result in penalties or termination of such agreements. In addition, we may be required to repay some or all of our outstanding indebtedness prior to its scheduled maturity.

Contractual Obligations, Commitments and Contingencies

The following table provides aggregate information about our contractual obligations as of December 31, 2006:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Unaudited)
Contractual obligations:
Long-term debt, including current portion(1)	$518,500	$37,000	$481,500	$—	$—
Interest expense on long-term debt(2)	159,654	50,854	108,800	—	—
Operating leases(3)	13,071	4,077	8,677	317	—
Purchase obligations(4)	76,468	50,982	25,486	—	—

Total	$767,693	$142,913	$624,463	$317	$—

(1)	Long-term debt represents the principal owed under our existing senior secured credit facility that is due in December 2010 and our subordinated secured revolving credit facility that terminates in December 2010. In connection with the consummation of this offering, we expect to enter into new senior credit facilities consisting of (i) an approximately $ million term loan and (ii) an approximately $ million revolving facility. After giving effect to our new senior secured credit facilities, we expect that the principal owed on long-term debt would total approximately $ million with approximately $ million due within one year, approximately $ million due from one to three years, approximately $ million due from three to five years and approximately $ million due in more than five years.
(2)	Interest expense on long-term debt includes future projected interest payments on outstanding interest obligations under our existing credit facilities. The interest expense has been calculated based on the interest rates in effect for the quarter ended December 31, 2006. After giving effect to our new senior secured credit facilities, we expect that interest expense on long-term debt would total approximately $ million, with approximately $ million due within one year, approximately $ million due from one to three years, approximately $ million due from three to five years and approximately $ million due in more than five years.
(3)	We enter into operating leases in the normal course of business. Our operating leases include the leases on our facilities in Warren, NJ, Walnut Creek, CA, and New York, NY.
(4)	Our purchase obligations represent amounts due to vendors for minimum handset purchase obligations, royalties, licenses and market development funds. Our obligations under the PCS services agreement are variable in nature and are based, among other things, on customers’ minutes of use. Specifically, payments will vary due to a mix of peak and off peak minutes of use. Payments under the trademark license agreements and master services agreements to related parties are variable and are not expected to have material impact on our financial position, results of operations or cash flows.

During the quarter ended March 31, 2007, we paid $9.3 million of principal under our existing senior secured credit facility. We also made payments of $1.1 million relating to our operating leases and $29.6 million relating to our purchase obligations.

We are subject to legal proceedings and claims arising in the normal course of business. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results. At this time it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from these matters. Should developments in any of these matters cause an unfavorable outcome and result in the need to recognize a material accrual, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

Income Statement Classification of Taxes Collected from Customers

In June 2006, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus net Presentation) (“EITF 06-03”). EITF 06-03 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of this EITF are any assessed by a governmental authority that is directly imposed on a revenue-generating transaction between a seller and a customer and may include, but is not limited to, sales, use, and some excise taxes. EITF 06-03 became effective for us on January 1, 2007. We account for taxes collected from our customers on a net basis.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 by Bluebottle USA Investments L.P. did not have a material impact on our financial position, results of operations or cash flows.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value and establishes a framework for measuring fair value. Additionally, it expands the disclosure requirements for fair value with a particular focus on management inputs. SFAS 157 is effective for all fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS 157 on our consolidated financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect of SFAS 159 on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Our financial instruments consist of cash, trade accounts receivable and accounts payable. We consider investments in highly liquid instruments purchased with maturities of 90 days or less at the date of purchase to be cash equivalents. We are exposed to interest rate risks primarily through borrowings under our existing credit facilities. Interest on all of our borrowings under our existing credit facilities is variable based on LIBOR plus an applicable margin. As of December 31, 2006, our borrowings were $460.5 million under our existing senior secured credit facility and $58.0 million under our existing subordinated secured revolving credit facility. As a condition on some of our borrowings, we are required to engage in hedging agreements that provide for at least 50% of the aggregate principal amount being subject to either a fixed interest rate or interest rate protection for a period of not less than two years. We have entered into two amortizing float to fixed interest rate swaps, with a combined value of $230.3 million as of December 31, 2006, which hedge the required 50% of the aggregate principal amount of the existing senior secured credit facility. These swaps mature on December 31, 2008. Based on the debt obligations payable as of December 31, 2006, we estimate that interest expense relating to the variable interest rate portion of the debt would increase by approximately $0.4 million on an annual basis in the event interest rates were to increase by 12.5 basis points.

Our operations are based in the United States and, accordingly, all of our transactions are denominated in U.S. dollars. We are currently not exposed to market risks from changes in foreign currency.

As of December 31, 2006, we held no balance in cash and cash equivalents. Outstanding checks in excess of cash balances with the same financial institution were recorded as a book cash overdraft and classified as a current liability in our Balance Sheets and as a financing activity in our Statement of Cash Flows.

INDUSTRY OVERVIEW

General

As of December 31, 2006, there were approximately 230.1 million wireless customers in the United States, according to the Yankee Group. The United States has a mobile penetration rate (which is the number of subscriptions as a percentage of total population) of 77%, according to the Yankee Group, an increase from 50% in 2002. By comparison, mobile penetration rates in western European markets range from 80% to 120%, according to Current Analysis. Both the number of customers and penetration rate are projected to continue to rise in the United States, according to the Yankee Group reaching 290 million customers and 93%, respectively, in 2011.

Wireless communications networks use several ranges of radio frequency spectrum to transmit voice and data. The wireless communication industry can be defined broadly to include one-way radio applications, such as paging services, and two-way radio applications, such as cellular telephone service, enhanced specialized mobile radio services, or ESMR, personal communications service, or PCS, and narrowband PCS service. The Federal Communications Commission, or FCC, regulates and licenses the use of radio frequency spectrum in the United States.

Types of Wireless Communications Providers

Wireless communications are provided in the United States primarily by two broad categories of service providers: mobile network operators, or MNOs, which hold licenses to use radio frequency spectrum and own or operate wireless communications networks, including towers, base stations and switching centers and are the dominant type of service provider; and non-network operators, including mobile virtual network operators, or MVNOs, which do not operate a physical mobile network or hold FCC licenses but can access the mobile network of one or more MNOs to provide wireless communications services to their customers. A typical MVNO provides wireless communications services, including, in most cases, a handset, to a customer under its own brand and has full control over its services and pricing, customer care and billing. There are also resellers who sell wireless products and services, which generally have less control over pricing and services and tend to serve niche markets.

Prepaid and postpaid contract methods of payment

Postpaid contract and prepaid are the two basic payment methods offered by wireless communications providers.

Postpaid contract.    The postpaid contract model is typically characterized by having a contract for a specified term (typically one or two years), monthly billing statements with required fees paid in arrears, and substantial early termination penalties. The postpaid contract model is currently the most widely used payment method in the U.S. wireless communications market, accounting for approximately 87% of mobile customers as of the fourth quarter of 2006, with anticipated annual growth of 3.4% through 2011, according to the Yankee Group.

Prepaid.    The prepaid, or pay-as-you-go, model is characterized typically as having no minimum-term contract, no monthly fee and no early termination penalties. Approximately 13% of U.S. customers used prepaid plans as of December 31, 2006, according to the Yankee Group. The prepaid model is underdeveloped in the United States as compared to other industrialized markets such as western Europe, where prepaid customers represent over 50% of the market, according to Current Analysis. Recently, providers, including ourselves, have begun offering a “hybrid” form of prepaid that allows customers to subscribe to a monthly plan without a minimum-term contract. Hybrid plans offer a specified number of anytime minutes; some include free night and weekend minutes, and charge additional amounts for non-voice mobile data services such as messaging, games and ringtones. Unlike the traditional postpaid contract models, customers who subscribe to hybrid plans pay at the beginning of the month and do not receive bills. Annual growth of the prepaid segment is anticipated at 19% from 2003 through 2011.

Churn

Customer turnover, frequently referred to as churn, is one of the key performance metrics in the wireless communications industry and is typically measured on a monthly basis. The churn of wireless communications providers varies due to a number of factors, including the cost of voice minutes and messaging, brand appeal, customer loyalty, quality of customer service, handset price and selection, changes in technology, offers for products and services, competitive offers, network quality and methods of calculating churn. The prepaid model typically results in higher churn than the postpaid contract model because there are no minimum-term contracts, which makes it easier for customers to terminate service or switch to another provider. Average prepaid and postpaid churn in the United States for the year ended December 31, 2006, were 8.6% and 1.6%, respectively, according to the Yankee Group.

Voice and Non-voice Services

According to the Yankee Group, wireless communications services generated $138.1 billion in service revenue in the United States in 2006. Voice services accounted for approximately 88% of this figure and are expected to continue to represent the major source of revenue within the wireless communications industry. Total usage of voice mobile communications services has been increasing. We believe this trend will continue as the mobile penetration rate increases and as some customers replace fixed-line phones with handsets and as they grow more accustomed to using wireless communications services as their primary form of telecommunications.

Non-voice services, which include data services such as short message services, or SMS, instant messaging, or IM, multimedia messaging, or MMS, email, downloadable games, ringtones and other entertainment content, accounted for approximately 12% of total wireless communications service revenue in the United States in 2006 update, according to the Yankee Group. SMS has historically accounted for substantially all revenues from non-voice services, although downloadable games, ringtones and other non-voice services are further contributing to the growth in non-voice services. Non-voice products and services have shown higher growth rates than voice services in the past several years due, we believe, to the increasing quality of non-voice services and products. We believe this trend will continue with the development of more sophisticated handsets and new applications, including music, gaming, Internet access and browsing services, location-based services, speed and ease of access as well as more advanced messaging services such as multimedia messaging.

Recent Industry Trends

Growth in the wireless communications industry has resulted from a number of trends, which we expect to continue, including:

Continuing Growth in Customers and Market Penetration Due to Greater Demand for Wireless Services.    Customer additions and wireless penetration levels have increased dramatically in the United States over the last several years. For example, the number of wireless customers at the end of 2003 was approximately 158.9 million and had increased to approximately 230.1 million by the end of 2006, according to the Yankee Group. Penetration levels have risen from 54% to 77% over the same period. We believe that growth in the wireless communications industry has been driven, in part, by lower prices.

We expect growth in customers and penetration to continue at lower rates than previously experienced in the industry. Wireless penetration in the United States is substantially lower than in other industrialized nations, particularly those in western Europe. While there are significant differences between the United States and western European markets, including the per-minute pricing and quality and availability of wireline services, we believe the western European experience demonstrates the potential for increased penetration rates in the United States.

Larger “Bundles” of Minutes Included in Pricing Plans Resulting in Lower Per-Minute Prices, Mass Market Adoption and Increased Usage of Wireless Services.    As the cost of wireless service for the consumer has declined and an increasing number of minutes have been included in pricing plans, wireless service has become more attractive to the mass consumer market. We believe that the higher number of minutes included in these plans encourages greater usage as customers become less concerned with the need to pay for calls on a per-minute basis or to pay for calls received, which previously diminished usage of wireless services. We believe that more widespread usage will cause even more people to choose wireless services and substitute wireless for landline phone service. Similarly, as prepaid services have become more competitive, some of these people will choose prepaid services instead of the more typical postpaid contract plan. Declining handset prices will also contribute to this trend.

Growing Popularity of National and Regional Pricing Plans.    In recent years, wireless communications providers have begun to offer single rate pricing, without distinguishing between local and local distance calling, which simplifies customer choice and attracts higher-usage customers by eliminating roaming and long distance charges. We believe that these single-rate plans have increased wireless telephone penetration and usage in the United States, and that the introduction of other simplified rate plans will continue to increase wireless telephone penetration. Our prepaid services also offer straightforward pricing, without distinguishing between regional and national calling.

Increasing Use of Wireless Data Applications.    As use of the Internet has grown over the years and wireless technology has improved, the services and applications available to customers, such as SMS, IM, MMS, email, mobile music, downloadable games and Internet access have significantly expanded. We believe that constantly improving user experience in accessing these applications, which include wireless portals and web services, and access to email, news, music, games, sports, weather and comparison shopping, will help to introduce consumers to wireless data services and will lay a foundation for future growth in the wireless communications industry.

The Evolution of Data Technologies.    The development and implementation of improved technologies for the wireless communication of data will allow for faster data transmission, more sophisticated applications and greater network capacity and efficiency, improving the breadth and function of wireless services and applications.

BUSINESS

Overview

We are a leading national provider of wireless communications services, offering prepaid, or pay-as-you-go, services targeted at the youth market (ages 14-34). Our customers are attracted to our products and services because of our flexible monthly terms, easy to understand pricing structures, stylish handsets offered at affordable prices and relevant mobile data and entertainment content. We believe that the appeal of our brand and products and services extends beyond our target audience and estimate that approximately half of our current customers are ages 35 and over. We offer these products and services on a flat per-minute basis and on a monthly basis for specified quantities, or buckets, of minutes purchased in advance— in each case without requiring our customers to enter into long-term contracts or commitments.

We were founded as a joint venture between Sprint Nextel and the Virgin Group and launched our service nationally in July 2002, reaching one million customers in November 2003, within eighteen months of our national launch. We have continued to grow our customer base rapidly and, as of December 31, 2006, we served approximately 4.57 million customers, which we estimate represented approximately a 15% share of the pay-as-you-go market and a 19.0% increase over the 3.84 million customers we served as of December 31, 2005. As of March 31, 2007, we served approximately 4.88 million customers. Our revenues and net loss for the year ended December 31, 2006 were approximately $1.1 billion and $(36.7) million, respectively. Our revenues and net income for the quarter ended March 31, 2007 were approximately $339.3 million and $15.4 million, respectively. As of March 31, 2007 and December 31, 2006, our members’ accumulated deficit was approximately $(628.4) million and $(643.9) million, respectively.

We market our products and services under the “Virgin Mobile” brand, which enjoys strong brand awareness and in 2004 was rated as one of the top “trendsetting” brands in any sector by the Cassandra Report, which tracks youth trends in the United States. We have exclusive rights to use the Virgin Mobile brand for mobile voice and data services through 2027 in the United States, Puerto Rico and the U.S. Virgin Islands through our trademark license agreement with the Virgin Group.

We provide our services using the nationwide Sprint PCS network. We purchase wireless network services at a price based on Sprint Nextel’s cost of providing these services plus a specified margin under an agreement which runs through 2027. As a result, we are able to dedicate our resources to acquiring and servicing customers rather than to acquiring spectrum or building and maintaining a wireless network.

We believe that two key factors distinguish us from many of our competitors: our focus on the youth and pay-as-you-go segments of the U.S. wireless communications market and our mobile virtual network operator, or MVNO, business model. Our focus on the youth and pay-as-you-go segments of the U.S. wireless communications market allows us to tailor our products and services, advertising, customer care, distribution network and overall operations to the needs and desires of our target market, which we believe is underserved by wireless communications providers. We control our customers’ experience and all customer “touch points,” including brand image, pricing, mobile content, marketing, distribution and customer care. As an MVNO, however, we do not own or operate a physical network, which frees us from related capital expenditures and allows us to focus our resources and compete effectively against the major national wireless communications providers in our target market.

MVNO Business Model

As an MVNO, we control all aspects of our customer relationship, including image, pricing, content, advertising and marketing, distribution, customer care and information technology platform. This structure allows us to dedicate the majority of our resources to acquiring and servicing customers rather than acquiring spectrum or building and maintaining a capital intensive wireless network. As a result, in 2006, we expended approximately 3% of revenues for capital expenditures (mostly to support information technology and customer support infrastructure). Moreover, the simple, grab-and-go packaging of our handsets enables efficient distribution in third party stores, saving us the expense of owning and operating our own retail stores.

Our business model is capable of producing attractive returns by reducing capital investment in network infrastructure and retail stores, delivering high service gross margins and limiting customer acquisition costs by leveraging brand strength and decreasing overall operating costs.

Competitive Strengths

We believe that the following key strengths enable us to compete effectively in the wireless communications market:

Differentiated Market Approach.    We have been pioneers in the U.S. wireless industry, offering innovative, youth-oriented pay-as-you-go plans without long-term contracts or commitments. Our service plans, which include both flat per-minute rates and hybrid plans with monthly buckets of minutes purchased in advance, are attractive alternatives to traditional postpaid plans. Our stylish and affordable handsets and our voice and data service offerings, including VirginXL and VirginXtras (entertainment applications which include ringtones, text, instant and picture messaging, email and entertainment content), are designed to make Virgin Mobile particularly appealing to the youth market. We believe that the relevance and appeal of our non-voice services is evidenced by the fact that approximately 17% of our service revenues for the year ended December 31, 2006 were from non-voice services, approximately 5 percentage points higher than the wireless industry average of 12%, according to the Yankee Group. These services provide an additional source of revenue and we believe provide us with improved customer retention.

Strong Brand.    Virgin Mobile is the number one brand for prepaid wireless services in the United States in awareness and purchase consideration among 14-34 year-olds, according to Gallagher Lee Brand Tracking (fourth quarter 2006), and was rated as one of the top ten “trendsetting” brands in any sector in the United States by the Cassandra Report in 2004. We benefit from our brand association with the Virgin Group, a globally recognized consumer organization with interests ranging from transportation to leisure and entertainment. We believe that our customers identify with brands and products that reflect their values and our marketing efforts focus on leveraging the popular attributes of the Virgin brand: fun, style, good value and social responsibility. We believe that this strong brand association is one of our most distinct and powerful competitive advantages and is difficult for our competitors to replicate. We have exclusive rights to use the Virgin Mobile brand through 2027 for mobile voice and data services in the United States, U.S. Virgin Islands and Puerto Rico through our trademark license agreement with the Virgin Group.

Extensive and Efficient Distribution.    Our nationwide distribution network is comprised of 130,000 third party retail stores that offer account replenishment, or Top-Up cards, including more than 35,000 retail locations that also sell our handsets. We distribute our products through leading national retailers, including Wal-Mart, Best Buy, RadioShack and Target, and generally receive favorable product positioning in their retail locations. Our products are designed to require minimal sales assistance, which enables us to distribute them cost-effectively through third party channels and eliminates the need to expend capital to build and operate our own retail stores.

Award-winning Customer Service.    Our award-winning customer service program, Virgin Mobile At Your Service, provides user-friendly and effective customer service through our call centers and our website. Our high quality of customer service helps us to retain customers. As a result, we believe that our churn is among the lowest in the prepaid segment of the wireless communications industry. We consistently receive high ratings in customer satisfaction surveys. In 2006, we were the sole recipient of the J.D. Power and Associates Award for Wireless Prepaid Customer Satisfaction and our customer satisfaction consistently exceeds 90%, according to Market Strategies, Inc., which we have engaged to survey our performance since 2003.

Capital Efficient Business.    Our MVNO business model, easy-to-understand products and services, cost-efficient distribution channels and focused marketing strategy have made us one of the lowest cost operators in the wireless communications industry. As an MVNO, we have substantially lower capital expenditures than those of wireless communications providers that own their networks. While we expect to continue to subsidize handsets in order to acquire additional customers, we do not operate our own retail stores, which saves us substantial sales and distribution costs. In addition, we pay Sprint Nextel for wireless services only to the extent of our customers’ usage. As a result, we have a highly variable cost structure, which we believe has allowed us to reach profitability faster than if we were to maintain our own network.

Our strategy allows us to tailor services and direct resources at our target segment and not to the broader wireless communications market targeted by many other U.S. wireless communications providers. As a result, we are able to compete effectively in this target market against larger wireless communications providers. For example, in 2006, our focused media strategy resulted in an average advertising spend per gross addition of less than $10 as compared to $100 per gross addition for Verizon Wireless (based on Verizon’s reported gross additions and media spending reported by TNS Media Intelligence, for the year ending September 2006).

Proven and Committed Management Team.    We are led by a highly experienced management team, which has significant expertise in the telecommunications, U.S. internet and e-commerce, media and entertainment, consumer products and retail industries. Many members of our management team have been with us since before our national launch and have been instrumental in developing and implementing our business model.

Business Strategy

We believe the following components of our business strategy will allow us to continue our growth and improve our profitability:

Focus on Fast-growing Segments of U.S. Wireless Market.    We focus on two fast-growing segments of the U.S. wireless communications market: youth and pay-as-you-go. We believe there is substantial demand in the United States for our straightforward and fun wireless communication services. According to the Yankee Group, the number of users of wireless service in the under 35 year-old segment in the United States is projected to increase by 16 million from 2006 to 2008, representing approximately 42% of the total growth in U.S. wireless customers over the same period. According to the Yankee Group, in 2006, there were approximately 29.5 million pay-as-you-go wireless customers in the United States and such number is expected to grow to approximately 53.0 million by 2011, representing a 12.4% compound annual growth rate over the same period. In 2006, the U.S. prepaid and hybrid market represented only 13% of wireless customers, according to the Yankee Group. By comparison, the mobile penetration rates in western European markets range from 80% to 120%, according to Current Analysis. By 2008, the U.S. market is expected to add 37 million new customers, of which 13 million, or 35%, are expected to be pay-as-you-go and hybrid customers, according to the Yankee Group. We plan to continue to penetrate the youth segment and grow our market share by continuing to tailor our products, services and advertising message to this market, leveraging our brand through new and existing distribution channels and utilizing select youth-oriented media channels that specifically resonate with our target market, such as MTV, Vice, Facebook.com, MySpace.com and outdoor billboards and postings in key trendsetting neighborhoods.

Continue Product and Service Innovation.    We have a proven ability to innovate and adapt to our customers’ needs. In 2006, for example, we launched a suite of new service plans that were designed to be more attractive to higher-usage customers. These monthly bucket plans include anytime and night and weekend minutes without long-term contracts or commitments—effectively expanding the pay-as-you-go market to include some customers who previously might have selected a postpaid service. We launched a new service plan that enables our customers to buy monthly buckets of messages in advance, as well as a new flat-rate per-minute voice plan. At the same time, we launched mobile social networking and Sugar Mama, an innovative new program that enables our customers to earn minutes by viewing and rating advertisements online. We intend to continue our efforts to address our market’s evolving needs and to offer innovative and popular products and services ahead of our competitors.

Enhance our Brand Strength.    We aim to maintain and strengthen a vibrant brand image that resonates with our customers and distinguishes us from other wireless communications providers. Our goal is to attract and retain customers through our youth-oriented marketing message and service offerings that are straightforward, flexible and a good value. For example, our marketing events in 2006 included the Virgin Festival organized by Virgin Mobile, a one-day event that drew over 42,000 fans to see major performing artists. Given the success of our Virgin Festival in 2006, we are planning a larger two-day event for 2007. We will continue to enhance our brand through targeted marketing, advertising, product packaging, point-of-sale materials and innovative services.

Leverage our Scale and Infrastructure to Drive Profitable Growth.    As of March 31, 2007, in less than five years since our national launch, we had grown our customer base to approximately 4.88 million. We have built the infrastructure to support future growth in customers and usage while leveraging the advantages of our predominantly variable cost structure. As we continue to scale the business, we expect our growing customer base to translate into improved cost economies without the need for substantial capital investment.

Customer Acquisition

Our customer acquisition approach is based on the acquisition cost and expected value of each customer. Our promotional offers are typically consumer driven, linking the purchase of our airtime with the purchase of our handsets and other products and services.

We have identified a number of customer acquisition principles that we believe contribute to our success, including:

•	Marketplace segmentation that allows us to connect effectively with the best prospects through targeted use of media and an array of marketing vehicles;

•	Creative marketing messages;

•	Simple value proposition and service that is easy to articulate, understand, evaluate, buy and use;

•	Good value and fair pricing;

•	Innovative and exciting design in our products, packaging and point-of-sale presentation;

•	Easy and efficient account activation and maintenance through our website and other self-service tools and customer service;

•

Extensive distribution network of 130,000 third party retail stores that offer account replenishment, or Top-Up cards, including more than 35,000 retail locations that also sell our handsets, including the following partners: 7-11, Amazon.com, Best Buy, CompUSA, Circuit City, K-Mart, Media Play, Radio Shack, Rite Aid, Safeway, Sprint Nextel Stores, Target Stores, Virgin Megastores, Walgreens and Wal-Mart; and

•	Friendly and efficient customer care resulting in high customer satisfaction.

The wireless business in the United States generally, and the prepaid business in particular, is seasonal and is often disproportionately dependent on fourth quarter results. Our business has experienced a similar pattern and we expect this pattern to continue in the future. We rely heavily and concentrate our marketing efforts on key promotional periods, including Valentine’s Day, Back to School, school graduation and the December holiday season.

Products and Services

We offer a range of products and services that are designed to meet the lifestyles of our target market.

Voice Services.    We offer high-quality wireless services using the nationwide Sprint PCS network. In addition to voice services, our services include additional calling features such as voicemail, caller identification, directory assistance and international calling.

Data Services.    Our target customers are early adopters of new technologies and use mobile data services at rates higher than those of the average wireless customer. In 2006, non-voice services represented 17% of our revenue, approximately 5 percentage points higher than the wireless industry average of 12%, according to the Yankee Group. We develop content and have entered into relationships with third parties to procure and offer customized content, music and other services, including:

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Messaging (text or short message services, or SMS; multimedia services, such as picture messaging, instant messaging, or IM and email). We have partnered with Yahoo and AOL to provide our customers with mobile email and instant messaging.

•	Music (ringtones, text tones, alerts, artist profiles and communities).

•	Web browsing and search.

•	Downloadable games, customized wallpaper, screensavers and pictures.

Handsets.    We offer stylish handsets at affordable prices, which are attractive to the youth market. We currently offer eleven handset models and plan to introduce five new handsets in 2007. Most of our handsets are affordably priced, currently ranging from $19.99 to $99.99, and we often make offers on our website and through our retail partners for free handsets when customers purchase specified amounts of airtime. We currently purchase our handsets from Kyocera Wireless Corp. and UTStarcom Personal Communications LLC, we have purchased handsets from Nokia Inc. in the past and we are negotiating to purchase handsets from other manufacturers. Although we attempt to maintain multiple vendors to the extent practicable, our handset inventory is currently acquired from only a few sources. We believe that our relationships with our suppliers are strong.

Our handsets are distributed through a simple package that can be picked up by a customer with no sales assistance. Each handset package includes everything a customer needs to get started, including the handset, charger, initial credit for usage, promotional items and information that welcomes new customers to our service. Activation typically takes less than five minutes on our website or through our customer service group, Virgin Mobile At Your Service. Each handset package also includes a postage-paid return envelope to recycle the customer’s old handset, regardless of the brand of such phone.

Virgin Mobile Sugar Mama.    Our Sugar Mama program is a service enhancement and mobile media platform that allows our customers to earn up to 75 minutes in airtime by viewing advertisements from several business partners. We have partnered with companies such as American Legacy Foundation, Levi Strauss, Rimmel Cosmetics, Showtime Networks, U.S. Navy, Sony Pictures, Sony Music Entertainment, Unilever and Microsoft’s Xbox. Internet access is required to establish and manage a Sugar Mama account. Customers generally must view an advertisement, rate it and answer a survey to receive airtime awards. As of March 31, 2007, our Sugar Mama program had approximately 336,000 active customers.

Content Related Quality Control.    We have implemented policies to ensure the safety of our content and to safeguard against objectionable material. Our customers are prohibited from using our services for any illegal purpose. They are further prohibited from publishing, copying or reproducing (i) objectionable content or content that is offensive to third parties; (ii) content that may infringe upon the patent, trademark or other intellectual property of others; (iii) content used for purposes of solicitation of other customers or any other commercial purpose; or (iv) content that could be harmful to other customers, such as content containing viruses or “worms.”

We reserve the right to remove any content that we, in our sole discretion, deem to be objectionable and to suspend or terminate the services of those we find to be in violation of our policies.

Pricing and Payment

Our prepaid, or pay-as-you-go, wireless service is intended to be straightforward and easy to use. In contrast to traditional postpaid wireless communications providers, we do not require our customers to enter into long-term contracts with us. We offer our products and services on a flat per-minute basis and on a monthly basis for specified quantities, or buckets, of minutes purchased in advance—in each case without requiring our customers to enter into long-term contracts or commitments.

Minute-based plans.    We currently offer two plans under which our customers can pay by the minute. Under the first plan, each minute of airtime costs $0.18 per minute. Under the second plan, customers are charged a monthly fee of $6.99 and $0.10 per minute. There are no night or weekend rates under either minute-based plan.

Monthly plans.    We currently offer six plans under which our customers can purchase airtime in advance on a monthly basis, ranging from $14.99 per month for 100 “anytime” minutes with no separate night or weekend minutes to $99.99 per month for 1,000 “anytime” minutes and unlimited night and weekend minutes.

Messaging.    We currently offer several plans under which customers can pay for messaging services either on a monthly basis or per message basis. We currently offer three basic monthly pricing plans for domestic email, text, picture and instant messaging: (i) $9.99 per month for 1,000 messages; (ii) $4.99 per month for 200 messages; and (iii) 1.99 per month for 50 messages. Customers may also choose to pay by the message. Domestic text messages are $0.05 per message, and international text messages are $0.20 to send and $0.10 to receive per message. Domestic picture messages are $0.25 per message, and instant messages are $0.05 per message. Email messages are $0.05 per message, as well as $0.05 for each notification message.

International.    We provide international voice service that allows our customers to make and receive calls to and from over 220 countries worldwide. Customers making international calls are charged an international per-minute rate in addition to the standard airtime rate of the respective customer’s applicable plan. In addition, we offer international text messaging services priced on a per message basis. International test messages are $0.20 to send and $0.10 to receive.

Feature Pricing.    Additional features fall into three general categories: (i) ringtones and other mobile content; and (ii) downloads, including games and graphics; and (iii) mobile web browsing. All additional features, including VirginXL, VirginXtras and directory assistance, are priced individually.

Top-Up cards and payment methods.    Our customers may use Top-Up cards—available in increments of $20, $30, $50, and $90 at over 130,000 third party retail locations throughout our coverage area—to add money to their accounts. Customers may use Top-Up cards for all service plans we offer, including prepaid minute based plans, recurring charges for monthly plans, text and picture messaging and mobile content. Customers may also register a credit card, debit card or PayPal account to credit their accounts automatically on a monthly basis or when their accounts reach a specified minimum amount.

Legacy Pricing Offers.    In addition to the pricing plans for our products and services described above, approximately 2.3 million of our customers pay for wireless services under our previous pricing structures, including our “Minute2Minute” and “Day2Day” plans. Customers using our “Minute2Minute” plan are charged $0.25 per minute for each of the first 10 minutes of each day, and $0.10 for every minute thereafter. Customers electing our “Day2Day” plan are charged $0.35 per day and pay $0.10 for each minute of use. These pricing plans are only available to those customers who currently use them.

Sales and Distribution

We use direct and third party distribution channels to market our products.

Direct Distribution Channels.    Our direct distribution channels consist of our website and Virgin Mobile At Your Service, our toll-free customer care center. Customers may purchase airtime directly from us by using a credit card, debit card or PayPal account or Top-Up card purchased at a third party retail store, either using their handsets or through our website or customer care center. Customers may also register a credit, debit card or PayPal account with us, which allows them to elect to automatically add minutes to their account (1) once every month on a specified date, (2) once every 90 days, or (3) when their balance falls below $5 or 90 days from their last Top-Up (whichever comes first).

These channels fulfill a wide range of customer and prospect needs by providing means of purchasing products and services, replenishment, or Top-Up, as well as account services. As a source of sales, these channels represented approximately 3% of our 2006 total new customer additions (retail and direct channels combined). Periodically, we use phone promotions to increase sales in these channels. We advertise these promotions primarily through our online website, through internet advertisements on third party websites and through search engine advertising, as well as email and SMS communications to customers to stimulate referrals.

Our website also serves as an effective resource for potential customers to consider our products and services and an efficient channel for potential customers to buy products and activate their accounts as well as for existing customers to manage and service their accounts (adding airtime, changing their service plans, upgrading handsets, browsing and buying multimedia content and mobile data services). This cost efficiency results from our website’s low incremental operating costs and absence of third party retailer subsidies. As a result, our website assists in reducing our customer acquisition, retention and service costs and is our most cost efficient advertising venue.

Third Party Retail Distribution Channels.    We have a strong distribution network with more than 35,000 stores selling phones and 130,000 third party retail stores selling Top-Up cards in the United States, Puerto Rico and the U.S. Virgin Islands. We intend to continue to expand our distribution network of retail partners.

As of December 31, 2006, we had direct or indirect arrangements with approximately 15 national retailers and a number of regional retailers, including Best Buy, Circuit City, Circle K, CVS, K-Mart, RadioShack, Rite Aid, Safeway, Sam’s Club, Sprint Nextel Stores, Target Stores, Walgreens, Wal-Mart, Virgin Megastores, P.C. Richard & Son, Meijer and Duane Reade. In addition, we have a distribution arrangement with the Internet retailer Amazon.com and with certain other retailers, including Wal-Mart, Best Buy, RadioShack and Target, to offer our products on their websites. As of December 31, 2006, sales through our third party retail distribution channels represented approximately 97% of our total sales revenue (consisting of aggregated revenues from sales of our handsets and revenue realized upon use of our Top-Up cards), and Wal-Mart and Target each accounted for more than 10% of our total sales revenue. As of March 31, 2007, Wal-Mart, Target and Radio Shack each accounted for more than 10% of our total sales revenue. As of December 31, 2006, we also distributed our products through five other distribution agents which collectively represent approximately 7% of the total retail locations offering our products. Under our distribution agreements with these distribution agents, we distribute our phones and Top-Up cards to approximately 2,500 independent, regional wireless telecommunications dealers.

To manage our relationship with third party retail distribution channels, we have a dedicated internal sales force of approximately 25 representatives, and we have retained firms to provide regional support services. We intend to increase the number of these representatives during 2007. Our sales force is supplemented by a cross-functional team for each retail account consisting of members of our retail channel implementation, information technology, supply chain, brand, finance and legal teams. We provide our sales representatives with in-depth product and sales training to allow them to explain our products and services simply and clearly. We also have programs to train indirect representatives and retailers’ sales representatives.

Marketing

Our marketing and communications distinguish and differentiate us from our competition through our “No long-term contract” leadership message, a focused and efficient use of communication vehicles based on measured impact and effectiveness, and our pro-social campaign, the RE*Generation. Our campaigns, which extend across a variety of traditional, nontraditional and in-store media, create a memorable, engaging dialogue with our prospects and customers. These campaigns are designed to increase consumer awareness, consideration and sales of our products and services. Support points include:

•	Flexible voice plans;

•	Unlimited nights starting at 7 pm;

•	Text messages, photos, IM, or email for as low as a penny;

•	Comprehensive coverage on the nationwide Sprint PCS network;

•	Wide range of stylish handsets and multimedia content;

•	Online account management and industry-leading customer service (2006 JD Power Award for prepaid Customer Satisfaction); and

•	Free minutes for watching advertisements on Sugar Mama.

As a central component of our marketing approach, we create year-round promotional plans and campaigns with our retail partners (Wal-Mart, Target, RadioShack, Best Buy and others) and assist them in the development of in-newspaper circulars, point-of-sale displays, in-store signage and special offers that drive sales. Key promotional periods include Valentine’s Day, school graduation, Back to School and the December holiday season.

We also have reached scale sufficient to create our own major marketing events, including the Virgin Festival organized by Virgin Mobile, a one-day event that drew over 42,000 fans to see major performing artists in 2006, its inaugural year. A larger two-day event is planned for 2007. Our involvement with this event and our presenting sponsorship includes sweepstakes rewards and an overall destination for our customers across the country, on-site brand marketing and product demonstrations, a distinctive VIP environment to entertain our many retail and other trade constituents, and brand placement on all on-site and promotional media related to the event.

Effectiveness and Efficiency in Marketing.    We realize disproportionate consumer impact from our marketing and media efforts, with a 4.3% share of category brand experience among 16 to 34 year-olds compared to a 2.7% market share among the same group (Integration Wireless Market Contact Audit, December 2006). Our marketing and customer acquisition approach are based on engaging and attracting new customers at the lowest marketing cost. Our focused approach allows us to break through a highly cluttered environment and compete effectively against larger wireless communications providers with larger marketing budgets. As an illustration, Virgin Mobile’s average advertising expenditure per gross addition is less than $10, compared to $100 for Verizon Wireless (based on Verizon’s reported gross additions and media spending reported by TNS Media Intelligence for year ending September 2006). Our overall cost per gross addition, which includes all handset promotion, retail compensation, advertising and other marketing expenses is also significantly less than that of the larger postpaid industry participants (approximately $120 for Virgin Mobile compared to approximately $300 to $350 for the four largest carriers based on their 2006 financial reports).

Social Initiatives.    Our RE*Generation social initiative is primarily dedicated to helping homeless teens. Our commitment to this not-for-profit organization is based on extensive research with prospects and dialogue with customers regarding the causes they care most about. The RE*Generation includes donations and service support to outstanding not for profit companies (Stand Up For Kids and Youth Noise), as well as a range of outreach efforts designed to give our customers, prospects, and employees the ability to get involved and help homeless teens through direct donations and the use of our products and services. For example, customers can donate funds from their balance directly via SMS text messaging. Five percent of our net profits from mobile data service downloads will go to help young people in need, either through direct contributions to our charitable partners and other outreach efforts or by funding the cost of programs that support and raise awareness for young people in need. In addition, we recently engaged with American Eagle Outfitters to donate an item of clothing for each prospect or customer who sent a special text code. We believe that it is important to support causes that matter to our customers. According to the Cassandra Report, 44% of surveyed youth say they prefer to buy products from companies that fight for causes about which they care.

Marketing Team.    The Marketing Team includes: (1) Brand and Integrated Marketing, which is responsible for stewardship of the brand, development of our go-to-market and demand creation strategies, all aspects of our customer facing marketing efforts, partnerships and events development and implementation, and The RE*Generation pro-social initiative; (2) Strategic Planning and Customer Insight, which is responsible for market research supporting all internal constituencies, monitoring of social and category trends, prospect segmentation, marketing mix optimization and return on investment, and development of strategies guiding the company into the future; (3) Press and Media Relations, which is responsible for developing public relations strategies and execution, press-generating events, and cultivation of relationships with the press; and (4) Interactive Marketing and Direct Sales, which is responsible for website development, interactive marketing and online sales.

Customer Care

Our customer care organization, known as Virgin Mobile At Your Service, is at the core of the Virgin Mobile brand. Our interactive voice response unit, or IVR, handles about 200,000 customer communications each day. The IVR is used by customers to perform many basic service transactions and get answers to frequently asked questions but customers can always reach a live advisor if they choose. Our live advisors handle on average 75,000 telephone calls each day from customers through fully-outsourced call centers in Colorado Springs, CO, Spokane, WA, Carrollton, TX, Lake City, FL, Asheville, NC, and Albuquerque, NM, and about 1,000 emails each day from customers through a fully outsourced offshore care center in Hyderabad, India. Virgin Mobile At Your Service operates 24 hours a day, 365 days a year.

We believe we are able to operate our customer care more efficiently than traditional wireless providers, as our straightforward and easy to use product and services are designed for low customer maintenance. We estimate that up to 35% of calls to customer service centers that traditional wireless operators receive are billing related. In contrast, almost 83% of Top-Up transactions are completed without the assistance of a customer care representative. As a result, we believe we require significantly fewer customer service representatives per customer than our competitors.

We outsource our call centers under agreements with ICT Group, Inc. and Sitel Operating Corp. (formerly known as ClientLogic Operating Corp.), and we outsource web-based support under an agreement with Patni Computer Systems Inc.

The success of our efforts in customer service is supported by the recognition we have received from third parties and our customers:

•	J.D. Power and Associates Award for Highest Wireless prepaid Customer Satisfaction (Aug. 24, 2006).

•	PC Magazine 2006 Reader Choice for Satisfaction with Prepaid Service Providers.

•	J.D. Power Call Center Customer Satisfaction Excellence Award; recognized for providing an outstanding experience in our call centers nationwide (not only wireless) 2004.

•	Customer satisfaction ratings consistently exceed 90%, according to Market Strategies, Inc.

•	Approximately 90% of our customers would recommend Virgin Mobile to a friend (72% have done so), according to Market Strategies, Inc.

Lifecycle Management and Customer Retention

We actively use customer lifecycle management initiatives to improve customer retention. Within 30 days of activation, all of our customers are scored for a churn propensity level using a statistical model measuring over fifty factors. Using this model, we are able to estimate the churn of our current customers and identify customers with the highest churn propensity. We can then focus lifecycle management spending on higher value, high-risk customers.

We have numerous systemic and outbound call systems in place to ensure that customers are constantly reminded of their balances, to Top-Up or of special offers for high value customers. We also continuously deploy new lifecycle initiatives, including the planned introduction of new service plans in 2007. We leverage all available channels to communicate and reinforce the value proposition of our highly competitive voice and data services offerings and deploy churn intervention programs at key lifecycle points utilizing direct marketing techniques. Our key churn reduction initiatives build upon proven successful programs and include: customer education, use of airtime incentives, discounts for replacement of lost, stolen and broken phones, recognition of high value customers and win-back of lapsed customers.

Our offerings and brand, combined with our high quality customer care and lifecycle management initiatives, allow us to maintain churn at levels below traditional prepaid levels. Our average monthly churn (as defined in “Prospectus Summary—Summary Financial and Other Data”) for the year ended December 31, 2006 was approximately 4.81%.

Network

Through the nationwide Sprint PCS network, we offer digital wireless services in all 50 states, Puerto Rico and the U.S. Virgin Islands. The nationwide Sprint PCS network offers digital wireless services using wireless code division multiple access, or CDMA, technology. Sprint Nextel’s third party PCS affiliates provide additional PCS service provider network coverage in certain regional U.S. markets on CDMA wireless networks built and operated by such third party PCS affiliates, in most instances using spectrum licensed to, and controlled by Sprint Nextel and its third party PCS affiliates.

Information Technology

We develop, procure, license, own or maintain the IT systems required to operate our business. Our IT team has developed systems that maximize the quality of our customers’ experience and the systems have managed our historical growth and are scalable to manage projected growth. Our IT-related capital expenditures relate solely to our infrastructure and systems; we do not make capital expenditures on the network.

Our information technology infrastructure is built on a combination of internally developed systems and leveraged third party solutions customized to meet our unique needs. Our critical IT systems fall into the following categories:

Voice Processing and Rating Platform.    Our prepaid service enables both our customers and us to manage in real-time customers’ accounts by automating the processes of activating new customer accounts, tracking customers’ service usage, maintaining credit balances and managing communication sessions.

Data Rating and Processing Platform.    Our data rating and processing platform enables us to debit money from customers’ accounts continuously as services are being purchased and to direct customers to our customer service portal when a low balance threshold is triggered.

Middleware.    Our customer information management solution automates the end-to-end provisioning, billing and customer care processes.

Customer Relationship Management System.    As the interface for customer care and customer account management, our customer relationship management system (CRM), which enables us to (1) manage our customer account features and lifecycle, (2) store all customer and account data, (3) monitor the status of customer accounts, (4) generate messages alerting customers of their account status, and (5) add starter airtime to newly activated customer accounts.

Value-Added Service Platforms.    We deliver our services through the following value-added service platforms: (1) text messaging; (2) website; (3) WAP portal; (4) content delivery systems; and (5) Interactive Voice Response, or IVR, system. These platforms combine our proprietary technology with technologies provided by third party suppliers.

Retail Channels.    We manage our retail relationships and channels through the following integrated systems:

•	Point of Sale. Integration between retailer point-of-sale and our systems provides us with the real time ability to unlock handsets and Top-Up scratch cards, minimizing risk of theft and fraud.

•	Distribution. Integration between our systems and distribution center systems allows real time inventory tracking, ordering, reporting and reconciliation to retailers.

•	Banking. Integration between our systems and credit card processing systems enables replenishment, or Top-Up, and other purchase via credit or debit accounts and provides fraud controls and reporting.

Security and Controls.    We have implemented a comprehensive information security program utilizing technical, physical and administrative safeguards to protect against reasonably anticipated risks and to ensure compliance with any applicable statutory and regulatory obligations addressing information security protection. We utilize both internal and certified third party resources to review and monitor adherence to industry and internally established security standards.

Supply and Logistics

Purchasing.    We rely on outside vendors to produce handsets, accessories, user guides, Top-Up cards, point-of-sale material and product packaging. We provide all content and artwork for packaging and marketing materials. Our purchasing decisions rely on demand forecasts, which we base on communications with retailers, current and target inventory levels and anticipated marketing initiatives.

Logistics and warehousing.    We rely on Brightpoint, Inc., a third party logistics provider, for warehousing and logistical inventory support. Handset and other inventory providers ship items to Brightpoint, which receives them as a bailee and performs quality assurance activities with respect to such items according to our guidelines. Brightpoint maintains a modern warehouse facility in Plainfield, Indiana and manages the distribution of our merchandise and materials to retailers.

Distribution.    In some instances, we order inventory directly from Brightpoint via a web interface. Retailers submit their own electronic orders, which are released by Brightpoint upon receiving our approval, which is based on product availability, retail credit status and necessary lead times. Once we have approved orders for fulfillment, Brightpoint packages all items according to our and our retailers’ requirements and schedules and monitors all shipments. Once Brightpoint ships orders, we invoice retailers either directly or through an electronic data interface maintained by Brightpoint. We handle all collection functions internally.

Reverse Logistics.    Brightpoint assists us in processing product returns and customer repair requests. Brightpoint receives all returned products and assesses them according to criteria we provide for product condition and account credits. In some instances, Brightpoint may reprogram handsets or ship them to the handset vendor or to repair facilities.

Competition

The wireless communications industry is extremely competitive. We believe that our primary competition in the U.S. wireless communications market comes from national and regional wireless communications providers, including AT&T, Verizon Wireless, T-Mobile, Sprint Nextel, Metro PCS and Cricket. We also face competition from resellers or MVNOs, such as TracFone Wireless, Helio and Amp’d. Wireless communications providers increasingly are competing in the provision of both voice and non-voice services. Non-voice services, including data transmission, text messaging, e-mail and Internet access, are also now available from personal communications service providers and enhanced specialized mobile radio carriers. In many cases, non-voice services are offered in conjunction with or as adjuncts to voice services.

In the future, we may also face competition from entities providing similar services using different technologies, including Wi-Fi, Wi-Max, and voice over internet protocol, or VoIP. In addition, some of the major internet search engines and service providers such as Google have announced plans or intentions to enter the mobile marketplace by providing free internet and voice access through a fixed wireless network in partnership with some major municipalities in the United States. As wireless service is a viable alternative to traditional landline phone service, we increasingly compete directly with traditional landline telephone companies for customers and they have begun to advertise aggressively in the face of increasing competition from wireless communications providers, cable operators and other competitors. Cable operators are providing telecommunications services to the home, and some of these carriers are providing local and long distance voice services using VoIP. In particular circumstances, these carriers may be able to avoid payment of access charges to local exchange carriers for the use of their networks on long distance calls. Cost savings for these carriers could result in lower prices to customers and increased competition for wireless services. Some of our competitors offer these other services together with their wireless communications service, which may make their services more attractive to customers. In the future, we may also face competition from mobile satellite service, or MSS, providers, as well as from resellers of these services. The FCC has granted to some MSS providers, and may grant others, the flexibility to deploy an ancillary terrestrial component to their satellite services. This added flexibility may enhance MSS providers’ ability to offer more competitive mobile services.

There has also been an increasing trend toward consolidation of wireless communications providers through joint ventures, reorganizations and acquisitions. These consolidated carriers may have substantially larger service areas, more capacity and greater financial resources and bargaining power than we do. As consolidation creates even larger competitors, the advantages held by our competitors may increase.

The wireless communications industry is experiencing significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, we expect competition in the wireless communications industry to be dynamic and intense as a result of the actions of competitors and the development of new technologies, products and services. We compete for customers based on numerous factors, including wireless system coverage and quality, service value proposition (minutes and features relative to price), local market presence, digital voice and features, customer service, distribution strength and brand name recognition. Some competitors also market other services, such as landline local exchange and internet access services, with their wireless service offerings. Competition has caused, and we anticipate will continue to cause, the decline of market prices for two-way wireless products and services. Our ability to compete successfully will depend, in part, on our ability to distinguish our service from competitors through marketing and through our ability to anticipate and respond to other competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions, and competitors’ discount pricing and bundling strategies, all of which could adversely affect our operating margins, market penetration and customer retention. Many of the wireless communications providers in our markets have substantially greater financial resources than we do and they may be able to offer prospective customers discounts or equipment subsidies that are substantially greater than those we are able to offer. While we believe that our prepaid and hybrid plans, as well as our cost structure provide us with the means to react effectively to price competition, we cannot predict the effect that the market forces or the conduct of other operators in the industry will have on our business.

The following table summarizes our major competitors:

Category	Service Provider
Pure Pay-As-You-Go	Boost (a product of Sprint Nextel), TracFone, T-Mobile To Go, Cingular Go Phone, Verizon INpulse

Family plans of major providers	Verizon, Cingular, T-Mobile, Sprint Nextel

Hybrid offerings from major providers	Cingular GoPhone (Pick Your Plan), Verizon Easy Pay

Regional Hybrid Offerings	Cricket, Metro PCS

MVNOs	Helio, Amp’d, Movida, Disney

The FCC is pursuing policies designed to increase the number of wireless licenses available. For example, the FCC has adopted rules that allow PCS and other wireless licenses to be partitioned, disaggregated and leased. The FCC also continues to allocate and auction additional spectrum that can be used for wireless services. It is possible that new companies, such as cable television or direct broadcast satellite operators, will purchase or lease licenses and begin offering wireless services. In addition, because the FCC has recently permitted the offering of broadband services over power lines, it is possible that utility companies will begin competing against us.

While the U.S wireless communications market is very competitive, there are significant obstacles that keep most of the larger providers from directly competing with our service offering. In general, these carriers’ “umbrella” brands have failed to resonate with the youth market, and their strategies are focused on broad markets that include corporate and older customers and postpaid offerings. These providers would risk cannibalizing their existing customer base if they sought to compete more directly with us. In addition, the complexity of existing wireless offerings typically requires significant sales assistance that is neither appealing to the youth market nor cost effective. There are also significant barriers to entry for companies attempting to enter the market with business models similar to ours due to the significant upfront investment to fund operating losses for several years prior to profitability.

We believe that we are strategically positioned to compete with other communications technologies that now exist. Continuing technological advances in telecommunications and FCC policies that encourage the development of new spectrum-based technologies make it difficult, however, to predict the extent of future competition.

Regulation

The FCC has statutory jurisdiction and regulatory authority over the licensing, operation, and offering of wireless services. Many of the FCC’s regulations do not apply to us as an MVNO because we do not hold wireless radio licenses or operate network facilities. Our operations, however, are subject to certain FCC regulations since we are considered: 1) a telecommunications carrier, 2) a commercial mobile radio services (CMRS) provider, and 3) a common carrier under the FCC’s regulations and the Communications Act of 1934, as amended. We are also subject to regulation by state public utility commissions (PUCs) and local governments. In addition to others, currently we are subject to the following regulatory programs:

Universal Service Fund (USF).    The FCC and many PUCs have established USF programs to ensure that affordable telecommunications services are widely available. All telecommunications carriers must contribute to these funds. We currently remit approximately 11.7% of our interstate voice revenues to the federal USF program.

Enhanced 911.    The FCC’s enhanced 911 (E911) regulations require CMRS providers to enable emergency services personnel to locate wireless customers according to specified accuracy guidelines. Pursuant to these regulations, we have incorporated E911 features and capabilities into our handsets. Many local governments have imposed flat, per-customer fees on wireless providers to support implementation of E911 services in their area. We have applied for a limited waiver of certain of the FCC’s E911 requirements.

Customer Privacy and Promotional Activities.    We are subject to various federal and state laws governing the privacy of customers’ personal information that restrict our ability to use such information for promotional purposes. Federal and state laws also limit our ability to contact customers by telemarketing or email to advertise our services.

Telecommunications Relay Services.    Under federal law, CMRS providers must take steps to enable hearing impaired and other disabled persons to have reasonable access to wireless services. Under these regulations, we currently pay an annual assessment of 0.535 percent of our interstate voice revenue to the FCC to support relay services for the disabled.

Hearing-Aid Compatibility.    The FCC requires CMRS providers to offer customers a specified number of digital wireless handsets that are compatible with hearing aids. These regulations require us to incorporate certain hardware and software into our handsets.

State Regulations.    We are subject to a number of PUC regulations that govern the terms and conditions of our offerings, including billing practices, customer disputes and other consumer protection matters.

In addition to the foregoing regulations to which we are subject directly, the nationwide Sprint PCS network operations are subject to regulation by the FCC. Changes to FCC regulations could affect the wireless coverage Sprint Nextel is able to provide to us. Moreover, changes to any regulations to which we are subject directly or indirectly could create uncertainty in the marketplace that could reduce demand for our services, increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on our business, financial condition or results of operations. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have an adverse effect on our business.

Properties

We maintain our corporate headquarters in a leased building in Warren, New Jersey. We lease additional space in Walnut Creek, California, where the majority of our information technology personnel are based, and in New York City. All of our properties are leased. We believe that our facilities are suitable for their purposes and that additional facilities can be secured for our anticipated needs.

Environmental Matters

We are subject to various federal, state and local environmental protection and health and safety laws and regulations, and we incur costs to comply with those laws. We lease real property, and some environmental laws hold current or previous operators of businesses and real property liable for contamination on that property, even if they did not know of and were not responsible for the contamination. Environmental laws may also impose liability on any person who disposes of hazardous substances, regardless of whether the disposal site is owned or operated by such person. Although we do not currently anticipate that the costs of complying with environmental laws will materially adversely affect us, we cannot ensure that we will not incur material costs or liabilities in the future due to the discovery of new facts or conditions, the occurrence of new releases of hazardous materials or a change in environmental laws.

Employees

As of December 31, 2006, we employed 442 employees. We consider our relationship with our employees to be good. None of our employees is represented by unions. However, union organizing activities may increase and we cannot predict what level of success the unions may have in organizing our employees. See “Risk Factors—Risks Related to Our Business.” The ability to hire and retain qualified personnel and the potential impact of unionization and organizing activities could adversely affect our costs and results of operations.

Intellectual Property

We rely on copyright, patent, trademark and trade secret laws of the United States, as well as non-disclosure agreements, to protect our rights in our intellectual property, or IP.

We offer wireless services in the United States pursuant to an exclusive, 20-year license from Virgin Enterprises Limited that permits our use of certain federally registered marks, including the trademarks VIRGIN and VIRGIN MOBILE. See “Risk Factors—Risks Related to Our Business—We are dependent on our license agreement with the Virgin Group to use the Virgin Mobile brand” and “Certain Relationships and Related Transactions—Virgin Trademark License Agreement.” In addition to these licensed marks, we own 18 registered trademarks on the United States Patent and Trademark Office Principal Register. These include registrations for trademarks and service marks relating to several service offerings and marketing phrases, such as “LIVE WITHOUT A PLAN,” “MINUTE2MINUTE,” “MONTH2MONTH,” “FIRST DIBS RINGTONES” and “SUPERPHONIC RINGTONES.” The United States Patent and Trademark Office has issued Notices of Allowance for eight (8) additional trademark applications and is reviewing an additional 16 trademark applications. We cannot guarantee that any of our other pending applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations or our use of these marks.

We have filed several patent applications relating to systems and methods that allow customers of our services to ascertain and replenish their account balances. Although our business is not substantially dependent upon the issuance of these patents, we believe that the systems and methods they describe accord us advantages over our competitors. We ultimately may not be successful in securing patents for these claims. Our failure to secure these patents may limit our ability to protect the intellectual property rights that these applications were intended to cover. Meanwhile, our competitors also may attempt to design around our patents to avoid infringement liability or copy or otherwise obtain and use our proprietary product and manufacturing process designs and other intellectual property.

Legal Proceedings

We are subject to legal proceedings and claims arising in the normal course of business. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results. At this time it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from these matters. Should developments in any of these matters cause an unfavorable outcome and result in the need to recognize a material accrual, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Patent Litigation

Antor Media Corp. v. Nokia, Inc., et al.    On May 16, 2005, we were named as one of twelve defendants sued in the United States District Court for the Eastern District of Texas for alleged infringement of U.S. Patent No. 5,734,961, which pertains to a system for transmitting information from a central server to a customer over a network. The plaintiff has requested monetary damages of an amount equal to no less than a reasonable royalty, enhanced damages, attorney fees and a permanent injunction. Nine defendants have since settled. We filed an answer denying infringement and all other claims and have asserted patent invalidity and inequitable conduct as defenses. We have filed counterclaims seeking declaratory judgments of patent invalidity, unenforceability, and non-infringement. We sought indemnification from Kyocera, Nokia, UTStarcom, Moderati and Infospace. Kyocera has agreed to indemnify us for certain legal fees and retained a law firm to lead the defense. The Court has stayed the action pending an ongoing reexamination of the relevant patent in the United States Patent and Trademark Office.

Visual Interactive Phone Concepts, Inc. v. Virgin Mobile USA, LLC.    We are defending ourselves in a patent infringement action brought in May 2005 by Visual Interactive Phone Concepts, Inc. in the United States District Court for the District of New Jersey. The plaintiff asserts that we have infringed two patents involving the transmission of information among “videophones,” a central data center/mailbox facility, and vendors. The plaintiff has requested monetary damages of an amount equal to no less than a reasonable royalty, trebled for willful infringement, attorney fees and a permanent injunction. We filed an answer denying infringement and all other claims and have asserted patent invalidity and inequitable conduct as defenses. We have filed counterclaims seeking declaratory judgments of patent invalidity, unenforceability and non-infringement and we have filed a motion to dismiss for lack of standing.

Barry W. Thomas v. Alltel Communications, Inc. et al.    In December 2005, Barry W. Thomas sued us and five other defendants in the United States District Court for the Western District of North Carolina. He alleges that we have infringed upon U.S. Patent No. 4,777,354, which relates to a system for controlling the provision of services—including telephone services—to a customer where a central computer controls the activation/deactivation of services based on account information read from a magnetic strip-type card. He has requested monetary damages no less than a reasonable royalty, trebled for willful infringement, attorney fees and a permanent injunction. We filed an answer, denying infringement and all other claims and have asserted patent invalidity and inequitable conduct as defenses. We have filed counterclaims seeking declaratory judgments of patent invalidity, unenforceability and non-infringement. We sought indemnification from Kyocera, Nokia, and UTStarcom. Kyocera has agreed to indemnify us for certain legal fees and has retained a law firm to lead the defense. The Court has stayed the action.

Minerva Indus., Inc. v. Motorola, Inc. et al.    On June 6, 2007, the plaintiff filed this action against Virgin Mobile USA, LLC and 42 other defendants in the United States District Court for the Eastern District of Texas for alleged infringement of U.S. Patent No. 6,681,120, which relates to a mobile entertainment and communication device. The plaintiff requests monetary damages of an amount equal to no less than a reasonable royalty, trebled for willful infringement, attorney fees and a permanent injunction. We have not yet been served and have not filed an answer on this matter.

Trade Secret Litigation

BrandPort, Inc. v. Virgin Mobile USA, LLC.    In June 2006, BrandPort, Inc. sued us in the Chancery Division of New Jersey Superior Court, Somerset County. BrandPort alleges that, in developing our Sugar Mama program, we misappropriated trade secrets and confidential information and breached a nondisclosure agreement. BrandPort seeks compensatory damages for our alleged use of its trade secrets and confidential information. BrandPort may also seek a reasonable royalty rate. The Court denied both BrandPort’s application for a temporary restraining order and its motion for a preliminary injunction. In our answer, we deny all of BrandPort’s claims.

Class Action Litigation

Belloni et al v. Verizon Communications et al.    We are one of twelve telecommunications carriers named as defendants in a class action lawsuit brought on behalf of a purported class of long distance telephone customers. The amended class action complaint filed in October 2006 in the United States District Court for the Southern District of New York alleges that the defendants unlawfully collected and remitted money to the IRS in the guise of an excise tax that the plaintiffs assert was inapplicable to the services provided. On January 16, 2007, the Judicial Panel on Multidistrict Litigation conditionally transferred the action to the United States District Court for the District of Columbia for coordinated or consolidated pretrial proceedings with related actions. Plaintiffs seek compensatory, statutory and punitive damages in an amount not specified. Plaintiffs generally claim that defendants are liable for the full amount collected from customers and remitted to the government, and damages flowing from the alleged failure to file with the FCC and communicate to the public the non-applicability of the Communications Excise Tax. Plaintiffs also seek attorneys’ fees and costs.

Ballas v. Virgin Mobile USA, LLC, Virgin Mobile USA, Inc. and Virgin Media, Inc.    We have been named as a defendant in a putative class action lawsuit commenced on May 21, 2007 in the Supreme Court of the State of New York, Nassau County, brought on behalf of a purported class of individuals who purchased Virgin Mobile-brand handsets within the State of New York. The complaint names three defendants, the Company, Virgin Mobile USA, LLC, and Virgin Media, Inc. The complaint alleges that defendants failed to disclose, on both their websites and on the retail packaging of Virgin Mobile-brand handsets, the replenishment or “Top-Up” requirements (the periodic minimum payments required to keep an account active) and the consequences of failing to adhere to them, and further alleges that the retail packaging implies that no such requirements exist. The plaintiff asserts two causes of action, one for breach of contract and one for deceptive acts and practices and misleading advertising under New York General Business Law §§ 349 and 350. The plaintiff requests preliminary and permanent injunctive relief and compensatory and punitive damages in an unspecified amount. We have not filed an answer on this matter.

Bulk Purchasing and Trading Litigation

We acquire new customers in part by offering handsets for sale at significantly subsidized prices resulting in a loss to us on handset sales. In recent years, several third parties have been purchasing our less expensive handsets in bulk, reprogrammed them, and sold them in bulk for use on other wireless communications providers’ networks. As a result of such schemes, we do not realize wireless services revenue in connection with such handsets. In addition, bulk purchases deplete retail store’s inventory available for sale to legitimate customers. We estimate that in 2005 and 2006, approximately 228,000 and 322,000 of our handsets were bought and resold in bulk, which resulted in a loss of approximately $25.4 million and $30.4 million, respectively, consisting primarily of lost subsidies and promotional expenses. We believe that such schemes constitute breaches of the contractual terms of purchase of our handsets. These terms prohibit both export and handset software tampering and limit service to use of the services we offer. In addition, we believe that many activities of bulk handset traders infringe on our trademark rights and constitute illegal interference with our business, civil conspiracy, unjust enrichment and unfair competition. Accordingly, we aggressively pursue claims against those engaged in the bulk purchase, trade or export of our handsets. We have filed multiple lawsuits, a majority of which have settled favorably to us through the entry of stipulated permanent injunctions requiring defendants to cease selling Virgin Mobile-branded phones. While these and other efforts appear to have curtailed much of the bulk trading in our phones, we cannot predict whether such efforts will be effective or whether such litigation will result in outcomes favorable to us. See “Risk Factors—Risks Related to Our Business—Bulk handset purchase and trading schemes may curtail our ability to offer handsets at subsidized retail prices and thus limit our ability to acquire new customers or result in significant other costs.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our current directors and executive officers as of June 1, 2007.

Name	Age	Position
Daniel H. Schulman	49	Chief Executive Officer and Director
Jonathan Marchbank	42	Chief Operating Officer
Howard Handler	46	Chief Marketing Officer
John D. Feehan	43	Chief Financial Officer
Peter Lurie	40	General Counsel and Secretary
David Messenger	42	Chief People Officer
Frances Farrow-Brandon	43	Director
Mark Poole	44	Director
Robert Samuelson	42	Director

The following is a biographical summary of the experience of our directors and executive officers.

Daniel H. Schulman, Chief Executive Officer and Director.    Dan Schulman joined us as chief executive officer in October 2001, bringing almost two decades of experience in the telecommunications industry. He has led the company from its national launch in 2002 to its current position. Mr. Schulman has also served as the chief executive officer of Priceline.com, where he established one of the most popular and recognized brands on the internet, and was a primary architect in driving Priceline.com to profitability. Prior to joining Priceline, Mr. Schulman served more than 18 years at AT&T, rising to become the youngest member of the company’s senior executive team, the AT&T Operations Group, and president of the $22 billion core consumer long distance business. Mr. Schulman is a member of the board of directors of Symantec and the chair of its compensation committee. Mr. Schulman also serves on the board of trustees of Rutgers University. He holds a double M.B.A. in business administration and finance and international business from New York University and a bachelor’s degree from Middlebury College.

John D. Feehan, Chief Financial Officer.    John Feehan joined us in January 2002 as vice president of finance and was promoted to chief financial officer in August 2006. He is responsible for the company’s overall financial activities and planning. Prior to joining us, he served as chief financial officer of SAGE BioPharma. Mr. Feehan previously worked for Faro Pharmaceuticals as vice president for financial and operational planning and for Stadtlander Drug Distribution Co. as director of finance. Mr. Feehan began his career at Price Waterhouse in Philadelphia after earning a bachelor’s degree in accounting from St. Joseph’s University.

Jonathan Marchbank, Chief Operating Officer.    Jonathan Marchbank joined us in March 2006 as chief operating officer, charged with running day-to-day operations including retail sales, product management, customer care and IT. Prior to joining us, Mr. Marchbank worked for the Virgin Group, serving as chief executive officer for Virgin Mobile in Asia and in Australia. Prior to joining the Virgin Group in 2002, Mr. Marchbank held senior executive roles with Nokia, Philips Electronics and at Telstra Corporation. Mr. Marchbank holds a diploma in business studies, majoring in marketing, from Newcastle Business School in the United Kingdom.

Howard Handler, Chief Marketing Officer.    Howard Handler leads our overall strategy, marketing, key alliances, branding, publicity and the web. Before joining us in January 2003, Mr. Handler served as president and chief executive officer of Burly Bear Network, a start-up cable network and youth marketing company, where he more than tripled revenues in two years before selling the business to National Lampoon. Before that,

Mr. Handler was head of marketing and fan development for The National Football League where he led the creation of the league’s first imaging campaign, “Feel The Power,” and developed the NFL’s integrated youth initiative, “Play Football.” Earlier, Mr. Handler served as head of marketing for MTV: Music Television where he played a central role in the launch of “Beavis & Butt-head,” “The Jon Stewart Show,” “The Real World,” and the Emmy & Peabody award-winning “Choose or Lose” voter awareness campaign. Prior to MTV, Mr. Handler was vice president of marketing for Broadway Video Entertainment, producers of “Saturday Night Live.” He launched his career in brand management at the Quaker Oats Company in Chicago. Mr. Handler holds a bachelor’s degree and an M.B.A. from the University of Michigan.

Peter Lurie, General Counsel and Secretary.    Peter Lurie joined us in May 2000, prior to the formation of VMU, and was a key player in the formation and launch of the company. Previously, Mr. Lurie served as principal of a private equity group affiliated with Commerzbank Capital Markets Corp., which offered the first public offering of a private equity fund in Europe. Prior to that, he worked on M&A and private equity transactions at Simpson Thacher & Bartlett LLP. Mr. Lurie is a graduate of Dartmouth College and The University of Chicago Law School, where he was an editor of the University of Chicago Law Review.

David Messenger, Chief People Officer.    David Messenger joined us in July 2005 and, as chief people officer, is responsible for attracting, retaining and engaging the best talent for the company and managing, all human resources capabilities including recruitment, compensation, organizational design, leadership development, workplace culture and benefits. Prior to joining us, Mr. Messenger served as senior vice president of human resources for Take-Two Interactive Inc. in New York City. Mr. Messenger also worked at Towers Perrin as a principal and practice leader, responsible for the change management practice in the east and central regions, and at PricewaterhouseCoopers as a principal consultant, leading the human resources team in the entertainment, media and communication practice. He was educated at the University of Wales College Cardiff and Robinson College Cambridge in the United Kingdom.

Frances Farrow-Brandon, Director.    Frances Farrow-Brandon has served on our board of directors since June 2007 and has served on the board of directors of Virgin Mobile USA, LLC since its inception in October 2001. Ms. Farrow-Brandon joined the Virgin Group in 1993. As an executive member of the board of Virgin Atlantic Airways since 1993, during the following seven years she held various operating roles and had responsibility for a broad range of functions including all aspects of the customer experience and service, human resources, government affairs and legal affairs. Prior to that, she worked in the mergers and acquisitions practice of the London law firm of Cameron McKenna. Ms Farrow-Brandon is currently Chief Executive Officer of Virgin USA, Inc., the headquarters of the Virgin Group in North America. She has responsibility for expansion of the Virgin brand and new business development and investment management in North America. She is also a member of the board of several other Virgin companies, including Virgin Atlantic Airways, Virgin Holidays, Virgin Mobile Canada, Virgin America, Virgin Money US, Virgin Charter, Virgin Enterprises (the owner of all of the Virgin trademarks worldwide), and Virgin Unite (the Virgin Group’s charitable arm). She is a graduate of the University of Wales and the Royal College of Law in the UK.

Mark Poole, Director.    Mark Poole has served on our board of directors since June 2007. Mr. Poole joined the Virgin Group in 1991 as a tax consultant and was subsequently appointed Group Tax Director. After five years in this position, he was appointed the Virgin Group chief financial officer in 2000 and the Deputy Group chief executive officer in September 2005. Mr. Poole is a member of the Virgin Group Investment Advisory Committee and holds a number of non-executive directorships in the Virgin Group including Virgin Group Holdings Limited (Group holding company), Virgin Atlantic Limited (for which he chairs the Audit Committee ), SN Airholdings , Virgin Retail Limited. Virgin Hotels Group Limited and Virgin Active Group Limited amongst numerous others. Mr. Poole graduated from Bristol University in 1983 with a degree in Civil Engineering (Bachelor of Science). He qualified as a Chartered Accountant (Association of Chartered Accountants) with Binder Hamlyn in London in 1989.

Robert L. Samuelson, Director.    Robert Samuelson has served on our board of directors since June 2007 and has served on the board of directors of Virgin Mobile USA, LLC since February 2005. Mr. Samuelson joined

Virgin Management Limited in July 2000 as director of Corporate Development and was subsequently promoted to executive director Telecoms and Media, overseeing Virgin’s telecoms and media interests worldwide. He was part of the team responsible for the creation of Virgin Mobile USA, LLC in 2001 and has been involved closely with the business ever since. Mr. Samuelson is a member of the Virgin Group’s Investment Advisory Committee, the body that recommends all new investments and corporate transactions for the Virgin Group. In addition to his role with Virgin Mobile USA, LLC, he also serves on the boards of Virgin Mobile Canada, Virgin Mobile France and Virgin Mobile South Africa. Prior to joining Virgin, Mr. Samuelson was a director of Arthur D Little, the management consultants, where he led the corporate finance advisory services practice. He holds an MBA from Cranfield University in the United Kingdom and a first class masters degree in natural sciences from Cambridge University.

There are no family relationships among any of our directors, director nominees or executive officers.

Composition of the Board of Directors after this Offering

Our bylaws provide that our board of directors will consist of the number of directors as our board of directors may determine from time to time, subject to the rights of Sprint Nextel and the Virgin Group under the stockholders’ agreement. Our board of directors currently consists of two directors. Prior to the closing of this offering, we intend to increase the size of our board to ten directors consisting of (1) three directors designated by Sprint Nextel; (2) three directors designated by the Virgin Group; (3) three independent directors and (4) our chief executive officer. We expect to appoint                                                   as additional members of our board of directors and they have consented to so serve. Our board of directors has determined that                                                   are independent under the independence standards promulgated by the NYSE.

Upon completion of this offering, Sprint Nextel and the Virgin Group will continue to hold equity interests representing a majority of our outstanding voting power. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under those standards, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and need not comply with certain requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that there be a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that there be a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees. Following this offering, we intend to elect to avail ourselves of the controlled company exemption. As a result, we will not have a majority of independent directors on our board of directors, we will not have a nominating and corporate governance committee and our compensation committee will not consist entirely of independent directors.

Pursuant to the stockholder’s agreement with Sprint Nextel and the Virgin Group that we expect to enter into prior to the consummation of this offering, each of Sprint Nextel and the Virgin Group shall have the right to designate three individuals to our board of directors. If their respective ownership interests are below 25%, each of Sprint Nextel and the Virgin Group will be entitled to designate two directors to our board of directors and if such ownership interests are below 10%, but at least 5%, each of Sprint Nextel and the Virgin Group will be entitled to designate one director to our board. In addition, if either Sprint Nextel or the Virgin Group is not entitled to appoint any director pursuant to the immediately preceding sentence, so long as the PCS services agreement remains effective, Sprint Nextel will have the right to appoint one director to our board of directors, irrespective of its ownership interest in us and so long as the Virgin trademark license agreement remains effective, the Virgin Group will have the right to appoint one director to our board of directors, irrespective of its ownership interest in us.

Committees of the Board of Directors

In connection with this offering, our board of directors will establish an audit committee and a compensation committee, and our board of directors intends to adopt charters for its committees that comply with current federal and New York Stock Exchange rules relating to corporate governance matters.

Audit Committee.    We anticipate that our audit committee will consist of              and that              will serve as its chair. All the members of our audit committee will qualify as “independent” in accordance with the rules promulgated by the NYSE. Each member of our audit committee will also satisfy the criteria for “independence” under special standards established by the SEC for members of audit committees. In addition,              meets the qualifications of an “audit committee financial expert” in accordance with the SEC rules, as determined by our board of directors.

The audit committee will be responsible, among other things, for (1) recommending the hiring or termination of independent auditors and approving any non-audit work performed by such auditor; (2) recommending the overall scope of the audit; (3) assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent auditors and our internal audit function and our compliance with legal and regulatory requirements; (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm; (5) discussing the annual audited financial and quarterly statements with management and the independent auditor; (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies; (7) discussing policies with respect to risk assessment and risk management; (8) meeting separately and periodically with management, internal auditors and the independent auditor; (9) reviewing with the independent auditor any audit problems or difficulties and managements’ response; (10) setting clear hiring policies for employees or former employees of the independent auditors; (11) annually reviewing the adequacy of the audit committee’s written charter; (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time; (13) reporting regularly to the full board of directors; and (14) evaluating the board of directors’ performance.

Compensation Committee.    We anticipate that our compensation committee will consist of             , and that              will serve as its chair. We intend to utilize the “controlled company” exception under the NYSE rules, which eliminates the requirement that its compensation committee be composed entirely of independent directors. The compensation committee will be responsible, among other things, for (1) reviewing key employee compensation policies, plans and programs; (2) reviewing and approving the compensation of our chief executive officer and other executive officers; (3) developing and recommending to the board of directors compensation for board members; (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers; (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters; (6) administering of stock plans and other incentive compensation plans; (7) overseeing compliance with any applicable compensation reporting requirements of the SEC; (8) approving the appointment and removal of trustees and investment managers for pension fund assets; (9) retaining consultants to advise the committee on executive compensation practices and policies; (10) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time; and (11) reviewing and consulting with the chief executive officer on succession plans for all executive officers and other key employees.

We also anticipate that our board of directors will adopt the code of ethics, which will apply to all directors, officers and employees. The code of ethics will be posted on our website.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our compensation committee and any of our executive officers that would require disclosure under the applicable rules promulgated under federal securities laws.

Director Compensation

In 2006, none of our directors received any compensation for service as a member of our board of directors or board committees.

Following consummation of this offering, we anticipate that each non-employee director will be paid a base annual retainer of $50,000. We expect that the chair of the audit committee will receive an additional annual retainer of $10,000 and each other member of the audit committee will receive an additional annual retainer of $5,000. We expect that the chair of the compensation committee will receive an additional annual retainer of $5,000. In addition, we expect that each non-employee director will receive an annual grant of restricted stock units based upon our Class A common stock with a market value of $80,000 on the grant date.

We have engaged the services of Towers Perrin to provide market data relating to the cash and equity compensation of non-employee directors in two peer groups (40 general industry companies with annual revenues of between $1 and $3 billion and 20 additional newly public companies). Based on this data, we believe the average (median) total value (including both cash and equity compensation) of annual targeted non-employee director compensation provided by the companies in the peer groups is $130,000. Our compensation committee reviewed this information and, upon determining that director compensation should be designed to provide strong incentives to administer our business consistently with shareholder interests, concluded that the equity portion of director compensation should be greater than the cash portion.

We intend to reimburse all non-employee directors for reasonable expenses incurred to attend meetings of our board of directors or committees but do not intend to pay directors meeting attendance fees. Other than as described above, we do not expect to provide any of our directors with any other compensation or perquisites.

In addition to the payments described above, we intend to allow voluntary deferral by our directors of up to 100% of the cash retainer and committee fees to a future date elected by the director. The deferred retainer and fees will be deemed invested in an investment fund based upon our Class A common stock or another investment vehicle such as an interest-bearing cash account.

Compensation Discussion and Analysis

Executive Compensation Philosophy and Objectives

Our compensation program aims to attract and retain talented and experienced executives and to offer performance-based incentives that promote stockholder value. To achieve these goals, we annually benchmark each position within the company, including those of our named executive officers, against market data. To this end, we compare each component of employee compensation, including base salary, total cash and long-term incentives, to industry comparables. As an MVNO, it is difficult to find a stable group of peer companies with comparable business models within the same industry to provide accurate benchmarks. Moreover, we compete for talented employees and executives across a number of industries, including the telecom, high-tech and entertainment and media sectors. We therefore benchmark individual compensation packages against a broad base of companies of comparable ($1-$3 billion) annual revenue in related and general industries. Generally, we use two market surveys for benchmarking purposes, the first of which contains data from approximately 115 general industry companies and the second of which contains data from approximately 100 companies within the high tech and telecommunications industry. When designing compensation packages for named executive officers, we consider the total compensation of similarly situated individuals in surveyed companies. We generally target each component of pay (base salary, total cash and long-term incentives) between the survey (median) average and the 75th percentile, taking such factors as the expected role and experience of the executive into account. Base pay and short-term and long-term incentive awards for named executives are based on the achievement of measurable corporate and individual performance criteria, including revenue and earnings generation, cost reduction, customer growth and reduction of churn. Applying these criteria helps us to achieve our objectives by rewarding performance that enhances stockholder value. The specific application of these measures and criteria to our compensation plans is described in “—Elements of Compensation” below.

The compensation committee of the board of directors establishes the overall compensation philosophy, policies and plan for the company, including executive compensation policies, approval of incentive and equity compensation plans, determination of base compensation and bonus targets for our chief executive officer and other executive officers, and determines all executive cash and equity awards. The committee reviews base salaries and bonus targets at least annually, adjusting them as appropriate to ensure that compensation remains competitive and to reflect individual responsibilities, performance and experience. The committee also reviews all employment offers and agreements and any severance arrangements for executive officers. The committee is also responsible for approving broad-based compensation plans and benefit plans offered to non-executive employees, including annual merit increases and annual bonus payouts.

Since 2004, we have engaged the services of Towers Perrin to consult with our compensation committee and to provide the committee with market data relating to executive compensation and benefits. The compensation committee takes into account this data, as well as any Towers Perrin services provided in determining or recommending the amount or form of our executive and director compensation. Each February, our compensation committee reviews market survey data provided by Towers Perrin which compares our named executive officer compensation (base salary and total value) to the industry (median) average. The committee also considers the role and experience of each named executive officer compared to the benchmark position in order to weigh each named executive officer’s responsibilities against the market. If a named executive officer is determined to be playing a lesser or greater role than implied by the benchmark, that officer’s compensation target is reduced or increased accordingly. The committee also reviews the individual performance of each named executive officer against the prior year’s objectives and target leadership competencies. The committee takes into account position to market, relative weighing of role and individual performance before making any adjustment to a named executive officer’s base salary or bonus target.

In the second quarter of each year, the compensation committee also reviews market survey data from Towers Perrin concurrently with the annual (second-quarter) award of long-term incentive grants, targeting each executive’s long-term incentive grant ratio to the 62.5th percentile of the market for such incentives. The compensation committee then adjusts individual awards based on individual performance and expected potential contributions that would, if realized, positively impact stockholder value.

From time to time, we also engage Towers Perrin to assist us with projects which are unrelated to executive compensation. We intend to continue our relationship with Towers Perrin going forward.

Elements of Compensation

We review base salaries and bonus targets for named executive officers on an annual basis. Our compensation committee primarily considers four factors when establishing or adjusting base salaries:

•	market survey data from a broad set of related and general industry companies;

•	the role of the named executive at the Company, compared to the benchmark job;

•	individual performance, as measured against annual objectives; and

•	the base salaries of our named executive offers.

Our assessment of individual performance and value to the Company, including that of our named executive officers, is based on:

•	past performance by an employee in a particular role (as measured by business outcomes, achievement of targets, delivery of key metrics and accomplishment of critical goals);

•	job-related knowledge (as demonstrated by technical proficiency, grounded in a clear understanding of our business); and

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leadership (demonstrated by leading by example, commitment, working seamlessly across functions and levels, accountability to customers and the Company, innovation and an ability to motivate and inspire).

We apply such analysis in all instances in determining all facets of employee compensation (including that of key executive officers), whether salary, bonus or incentive-related.

Each of the elements of compensation described in this section applies to all eligible employees, including our named executive officers as indicated below.

Base Salary.    Executive responsibilities, training and experience, along with competitor compensation data and market demand, determine base executive salaries. As with total compensation, we aim to pay our executives salaries that are competitive with those of their peers with similar responsibilities at companies similar to ours. We believe that providing competitive salaries allows us to attract and retain talented executives. The compensation committee reviews executive base salaries annually and adjusts them from time to time to reflect market levels as well as individual responsibilities, performance and experience.

Variable Cash Compensation Plans.    All employees are eligible to receive variable cash compensation through either our Annual Incentive Plan or our Sales Incentive Plan. These plans offer employees incentives to work toward specific corporate performance targets. As discussed below, we base individual bonus targets under both incentive plans on the scope of an employee’s responsibilities as well as prior background, training and experience. We also consider compensation paid to individuals employed in similar positions in the companies represented in the compensation data we review. We believe that all employees should be rewarded for their contributions to our success. Executives participate in the Annual Incentive Plan along with non-executive employees. Presently, no executive officer participates in the Sales Incentive Plan.

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Annual Incentive Plan.    The Annual Incentive Plan is linked to business and individual performance. The size of the bonus pool depends on two metrics: (1) lifetime value, which is a measure of longer- term growth based on average revenue per user, cash cost per user, churn, gross additions, and cost per gross addition; and (2) EBITDA, as adjusted and defined in the Annual Incentive Plan, which reflects short-term financial performance. The Annual Incentive Plan defines EBITDA as earnings before interest, tax, depreciation, amortization and compensation expense adjusted to reflect additional variable costs from gross additions in excess of those contemplated by our annual business plan, net of service margin associated with those gross additions. We establish lifetime value and EBITDA targets annually based on a board-approved business plan.

The compensation committee reviews annually the applicable metrics and their relative weight in determining the size of the bonus pool. The weight our compensation committee affords the lifetime value and EBITDA metrics in our bonus plans has changed each year since our inception, based on the developing interests of our business and the overall interests of our stockholders. In earlier years, our primary corporate focus was growing our business, including our customer base. Consequently, the lifetime-value metric (being a measure of longer-term growth, revenue and profits) constituted a greater percentage of our bonus plans. In the last several years, our corporate focus has shifted from simply growing our business to becoming profitable and sustainable over the long-term. With this shift in focus, our compensation committee has placed greater emphasis on EBITDA.

In 2005, our bonus plan was entirely based on the target for lifetime value and excluded consideration of EBITDA. For 2006 lifetime value was weighted at 70% and EBITDA at 30%. For 2007, both lifetime value and EBITDA are weighted equally, at 50%.

Annual Incentive Plan participants are eligible to receive 50% of their individual bonus targets at a minimum threshold of 75% of the targeted metrics. Payouts scale uniformly to a maximum available payout of 150% for reaching 125% of the targeted metrics. All executive officers participate in the Annual Incentive Plan. Since our launch in 2002, our named executive officers have exceeded annual incentive plan targets in two years, reached targets in one year and failed to reach target levels in two years. In each case, final compensation totals for each named executive officer were solely determined by company performance results for each metric relative to target. To date, our compensation committee has never adjusted the annual incentive plan payout of any named executive officer based on individual performance considerations. Based on our experience, we believe that our annual incentive plan targets for our named executive officers are reasonable, although neither automatically nor easily achieved.

•

Sales Incentive Plan.    Employees whose work pertains to our retail sales channels participate in the Sales Incentive Plan, which provides for quarterly bonuses based on the combined performance of two sales business metrics: (1) gross additions through our retail channels, and (2) cost per gross addition, or CPGA for these retail sales and activations. For 2007, gross additions and cost per gross addition as adjusted and defined in the Sales Incentive Plan are weighted at 70% and 30%, respectively, in determining the size of Sales Incentive Plan bonus pool. Sales Incentive Plan participants receive 80% of their targeted bonuses at a minimum threshold of 80% of the targeted metrics. Bonuses scale uniformly up to 100% of target. Payouts for above-target performance are not limited and accelerate at a rate of 2% for each percentage point above the target. No executive officer participates in the Sales Incentive Plan.

Long-Term Incentives.    We believe that in order to attract, motivate and retain named executive officers and other key employees, we must provide a market-competitive level of long-term incentives and link those incentives to a regular review of performance. Therefore, the company awards long-term incentive grants annually. This annual award process also helps the company to retain these individuals by maintaining the right balance between vested and unvested long-term incentive grants. Grants to named executive officers are generally in the form of restricted stock and stock options and are targeted to reach the 62.5th percentile of the market for such incentives. The committee considers position to market, relative weighing of role, existing grants and individual performance before making any long-term incentive grant. The actual value of any such grants upon exercise is solely based on the potential increase in value of our shares over time. We may consider adding performance-based criteria in the future.

2005 Debt Bonus Plan.    In July 2005, we incurred debt, which was used to retire all preexisting debt and return all capital contributions to the members at that time. In connection with that transaction, we implemented a bonus compensation plan for certain employees to reward them for their efforts in growing the business to a level that enabled us to return all capital contributions to members, to provide incentives to reach future goals over the succeeding three years, to ensure we were able to retain these key employees over this period and to reward loyalty for employees who remained with the company. The Debt Bonus Plan was offered to key employees as of July 2005, and we consider it an important part of our overall compensation objectives for the 2005-2008 period, as it complements our core compensation plans (base salary, annual bonus and long-term incentives) by providing targeted additional incentives for performance and by improving our ability to retain these key employees in an increasingly competitive labor market.

Individual awards under the Debt Bonus Plan are cash awards based on the number of options outstanding at the time of the transaction, length of service, individual performance and contributions to us. Employees received the award in four parts: an initial payment in July 2005 and three additional annual payments subject to the same performance metrics and payment dates of the Annual Incentive Plan. Generally, longer-tenured employees received a greater portion of the bonus payable in 2005 than more recently hired employees. We have already paid three of the four payments, the initial payment in 2005 and two payments for the performance periods of 2005 and 2006. The final payment is contingent on our performance against the same metrics included in the Annual Incentive Plan in 2007 and is payable in February 2008.

The following table sets forth amounts of outstanding awards under the plan to named executive officers:

Named Officer	Paid to date	Outstanding and contingent on 2007 performance
Schulman, Daniel	$6,868,567	$651,667
Tart-Bezer, Maureen	$707,483	$0
Feehan, John	$197,625	$18,750
Parks, Michael	$821,242	$0
Handler, Howard	$707,483	$155,833

Equity-Based Incentive Arrangements

We believe that long-term performance benefits from an ownership culture among executive officers and key employees. To that end, we have implemented several equity-based award plans.

2002 Unit Option Plan and Unit Option Agreements.    In May 2002, our board of directors approved a Unit Option Plan and Unit Option Agreement for Class D Units, both referred to as the 2002 Unit Option Plan, to attract and retain exceptional officers, key employees, non-employee directors and company consultants. The plan aimed to provide such individuals with the options to acquire an equity interest in us and enable them to participate in our long-term growth and financial success. In August 2002, our board of directors approved grants of options on Class E units on terms that were substantially similar to the option grants under the 2002 Unit Option Plan. In June 2005, our board of directors approved grants of options on Class F units on terms that were substantially similar to the option grants under the 2002 Unit Option Plan. The grants of options on Class E and Class F units were made outside of the 2002 Unit Option Plan due to certain state securities law considerations. References in this prospectus to the 2002 Unit Option Plan should be deemed to include all options on units, regardless of class.

Options granted after January 2005 to executive officers vest at a rate of 50% after two years and 25% each year thereafter. Options granted below the executive officer level vest at a rate of 25% each year. Options granted prior to 2005 vest at a rate of 25% each year, regardless of level. After May 16, 2007—the earliest exercise date under the 2002 Unit Option Plan—vested options can be exercised for units in the company. Upon consummation of this offering, we intend to convert options on units into non-qualified options on our shares. The exercise price of the options on shares will reflect the underlying exercise price of the units, adjusted to reflect the conversion ratio of units into shares in connection with this offering.

In the event of a change of control of us, Sprint Nextel or the Virgin Group, the compensation committee must take one of the following three actions: (1) accelerate vesting and ability to exercise; (2) provide for the issuance of substitute awards with the same aggregate value; or (3) in the case of a change of control by Sprint Nextel or the Virgin Group, or if we survive a change in control, continue to administer the plan and agreements in accordance with their terms. In addition, the compensation committee may cash out options, though it is not required to do so.

We made grants under the 2002 Unit Option Plan from 2002 through the first quarter of 2006. Typically, grantees have been employees at the director level and above. Executive officers are among the grantees. As of December 31, 2006, there were 7,177 outstanding options on units under the 2002 Unit Option Plan and agreements. We do not intend to make further awards under this plan.

In June 2006, we modified all option awards granted prior to January 1, 2005 to then-current employees, potentially entitling option holders to engage in a cashless exercise for a portion of their vested award in 2007, provided that they were employed at that time. We could have been required to make a cash payout to the employees, subject to the attainment of certain performance goals, primarily related to earnings and cash flow targets. The 2006 performance targets were not met; therefore we have no obligation to provide cash payouts under the program.

In 2007, we amended the option agreements to permit option holders to engage in cashless exercises of a portion of their vested options as of certain dates if we have not completed a public offering before such dates. The liquidity facility, which terminates upon a public offering, covers all outstanding options held by current employees, but an option award is not eligible for participation in the liquidity facility until at least three-quarters of the award is vested, giving priority for longstanding option holders. Option holders are entitled to exercise through net cash settlement up to one-third of their vested options during each liquidity period, plus additional options that the option holder was entitled to, but did not, exercise during a prior liquidity period. The liquidity facility is only available to option holders who remain actively employed as of the relevant liquidity dates, which are: March 1, 2008; September 1, 2008; March 1, 2009; September 1, 2009, March 1, 2010, September 1, 2010, March 1, 2011, September 1, 2011 and March 1, 2012.

The exercise of vested options through the liquidity facility is subject to certain restrictions relating to outstanding debt, and the amount available to fund the liquidity facility is limited to specified levels of excess cash flow (free cash flow less debt principal and interest payments). In the event that insufficient funds are available to fund the facility, elections are subject to reduction on a pro-rata basis (but not below four units) to the extent necessary so that we are not required to pay more than a designated percentage of the prior two fiscal quarters’ excess cash flow.

2002 Stock Appreciation Rights Plan.    Our board of directors approved our first stock appreciation rights, or SAR, plan in August 2002. This 2002 SAR Plan was aimed to attract and retain exceptional employees by enabling them to participate in our long-term growth and financial success. Generally, recipients of these awards have been employees below the director level; no executive officers have received grants under the 2002 Plan.

Stock appreciation rights under the plan entitle recipients to receive, upon exercise of a vested SAR, the increase, if any, in the fair market value of each unit from the date of grant to the date of exercise. SARs granted under the 2002 SAR Plan may not be exercised before the earliest to occur of (1) May 16, 2007; (2) the date as of which the SARs become exercisable for, or are valued by reference to, securities of an entity which is taxable as a corporation for federal income tax purposes, likely in connection with a public offering; and (3) such other date chosen by the compensation committee. Under the 2002 SAR Plan, the compensation committee establishes the fair market value of units. In so doing, it considers our most recent valuation by an independent third party hired to perform such a valuation. The committee may also consider other factors, including: (1) our book value; (2) capitalization; (3) previous, current and projected earnings; and (4) the discount attributable to holding a non-marketable interest in us. Recipients are not entitled to receive any shares of stock.

2002 SAR awards vest at a rate of 25% per year. Vested SAR awards can be exercised for cash at any time after May 16, 2007 and prior to their expiration date. In the event of an initial public offering, we may convert any outstanding, unexercised SAR awards into non-qualified stock options on our shares.

As of December 31, 2006, there were 90 units subject to outstanding SAR grants under the 2002 SAR plan. We do not intend to make further awards under the 2002 SAR Plan.

2005 Stock Appreciation Rights Plan.    In July 2005, the compensation committee approved a new SAR plan, the 2005 SAR Plan. The 2005 SAR Plan covers two types of incentive awards: (1) cash settled SARs and (2) stock options that we may grant upon an initial public offering.

The SAR awards under the 2005 SAR Plan entitle the recipients to receive an amount, subject to vesting, equal to the difference in the fair market value of our units on the grant date and the value of such units on the valuation date (the Spread Value), which is defined as the earliest of (1) May 16, 2007; (2) the date on which options become exercisable for corporate securities, likely in connection with a public offering; or (3) such other date as the compensation committee may establish. SAR awards under the 2005 SAR Plan vest at a rate of 25% per year from the date of the grant, subject to continued employment. Payouts under the 2005 SAR Plan will occur according to the following schedule: 50% of the spread value on June 29, 2007, 25% on June 30, 2008 and 25% on June 30, 2009.

The grant date for all awards under the 2005 SAR Plan was July 1, 2005. In determining amounts to be awarded under this plan, the committee considers the past performance, job-related knowledge and leadership of each potential recipient. We may grant stock options to holders of 2005 SAR awards at the time of our initial public offering under our new Omnibus Share Plan described below, with an exercise price equal to the fair market value of the shares subject to such stock options on the date of the grant of such options, and a four-year vesting schedule. Generally, recipients of awards under this plan were employees below the director level; no grants have been made to executive officers.

In the event that we, Sprint Nextel or the Virgin Group undergo a change of control, the compensation committee must take one of the following three actions: (1) accelerate vesting of SARs issued pursuant to the 2005 SAR plan and ability to exercise; (2) provide for the issuance of substitute awards with the same aggregate value; or (3) in the case of a change of control of Sprint Nextel or the Virgin Group, or if we survive a change in control, continue to administer the plan and agreements in accordance with their terms. In addition, the compensation committee may cash out options, though it is not required to do so.

As of December 31, 2006, there were 695 outstanding units under the 2005 SAR Plan. We do not intend to make further awards under this plan.

2006 Stock Appreciation Rights Plan.    Our board of directors approved our 2006 SAR Plan in June 2006. The 2006 SAR Plan provides for the issuance of SARs as a cash award vehicle, and awards under this 2006 SAR Plan are determined relative to individual performance and an employee’s potential value to us. Upon exercise of the SAR a recipient is entitled to receive the increase in fair market value of each share from the date of grant to the date of exercise. Fair market value for both the strike and exercise prices is based on the most recent semiannual third party valuation.

SAR awards under the 2006 SAR Plan vest at a rate of 25% per year. Vested units may be exercised semi-annually during established exercise windows in the first and third quarters of each year.

The value of outstanding awards under the 2006 SAR Plan is limited to three times the grant price. Recipients are not entitled to receive any of our membership units, but upon an initial public offering, we may convert any outstanding, unexercised SAR awards under the 2006 SAR Plan into non-qualified stock options and remove the limitation on valuation.

Grantees under the 2006 SAR Plan are typically employees at the director level and above. Executive officers have received awards under this plan. As of December 31, 2006, there were 1,953 outstanding units under the 2006 SAR Plan.

2007 Restricted Stock Unit Plan.    In 2007, we adopted the 2007 Restricted Stock Unit Plan, or the RSU Plan, to provide for grants of restricted units of the Company to certain key employees. Fewer than 30 employees are expected to receive grants under this plan in 2007. Restricted Stock Units, or RSUs, will generally vest in four equal annual installments on each of the first four anniversaries of the date of grant. Upon termination of employment, any unvested RSUs will generally be forfeited. It is expected that RSU awards would be converted into shares of our Class A restricted stock.

Following a change of control, the compensation committee must take at least one of the following actions: (i) accelerate the vesting of outstanding RSUs; (ii) provide for substitute equity based incentives or (iii) in the event of a change of control of Sprint Nextel or the Virgin Group or if we are the surviving entity, continue to administer the plan. In the event of a participant’s involuntary termination without cause or constructive termination within six months following a change of control, any unvested RSUs will vest immediately upon such termination. Holders of RSUs may participate in the liquidity facility, which will terminate upon a public offering.

Other Equity-Based Incentive Awards.     In order to provide ongoing annual long-term incentives to our executives and to retain them through this critical business period, we engaged the help of Towers Perrin to provide annual long-term incentive market data to the compensation committee for the purpose of setting target values for annual awards. Based on a review of the individual performance of named executive officers against predetermined objectives and an assessment of the leadership capabilities of each executive, our chief executive officer recommended and the compensation committee approved the value of the long-term incentive awards for each of the named officers and other key executives. In order to provide a balanced approach to delivering long-term incentive awards and to provide stronger ownership incentives, the committee decided to deliver the annual long-term awards in two parts. The total value of the award is divided equally between restricted stock and non-qualified stock options. A grant of restricted stock units under the 2007 RSU plan was made to named executive officers and other key executives on May 23, 2007, vesting 25% per year from the grant date. The named executive officers receiving grants were John Feehan (24 units), Jonathan Marchbank (24 units), David R.J. Messenger (21 units) and Howard Handler (20 units). The second part of the annual long term incentive award will be delivered in non-qualified stock options at the time of an initial public offering.

Given the importance of retaining our chief executive officer and the position of his long-term incentive portfolio, in which 90% of the value of his long-term incentives has vested, on May 23, 2007, our compensation committee awarded our chief executive officer an annual long-term incentive grant at the targeted market value. In order to strengthen the alignment of our CEO’s interests with those of stockholders, the annual grant of 625 units is to be delivered entirely in restricted stock, 50% of which will vest two years from the grant date and 50% of which will vest three years from the grant date.

In accordance with the terms of the employment contract covering the period 2005 – 2008 for our chief executive officer, as of February 14, 2007, our chief executive officer was granted 200 restricted stock units described below under “—Executive Agreements and Potential Payments to Executives upon Termination or Change in Control—Daniel H. Schulman.”

Omnibus Share Plan.    Our board of directors intends to adopt the Virgin Mobile USA 2007 Omnibus Incentive Compensation Plan, or the Omnibus Share Plan, before the effective date of this offering. The purpose of the Omnibus Share Plan is to assist us in attracting and retaining employees, directors and consultants by offering them a greater stake in our success and closely aligning their interests with those of our stockholders.

Plan participants would be eligible to receive stock options, restricted stock, performance shares, stock appreciation rights, common stock, performance units, or cash based awards as determined by the compensation committee. The number of shares of common stock available for awards under the terms of the Omnibus Share Plan are approximately             , which would equal     % of outstanding shares immediately following this offering. Stockholders would authorize any additional shares made available under the Omnibus Share Plan. Upon the consummation of this offering, we intend to grant              non-qualified stock options to management under the Omnibus Share Plan, of which                      options will be granted to our executive officers. These grants will vest 25% per year and will have a ten-year term. No awards will be made under the Omnibus Share Plan prior to this offering.

Under the Omnibus Share Plan, the compensation committee will have the authority to:

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select Omnibus Share Plan participants and determine the types of awards to be made to participants, including the number of shares or units, and any appropriate award terms, conditions and restrictions;

•	accelerate or waive any terms and conditions imposed on an award;

•	determine whether performance goals related to the settlement of an award are met;

•	allocate a portion of its responsibilities to the chief executive officer;

•	interpret the Omnibus Share Plan and correct any inconsistencies; and

•	establish and amend Omnibus Share Plan-related rules or regulations.

Additional Compensation Matters

Perquisites.

Executive officers receive supplemental long-term disability insurance to cover up to 60% of base salary in the event of a disability that extends beyond six months. We pay disability policy premiums on executives’ behalf. Beginning in 2007, we are offering financial consulting to executives.

401(k) Plan.

We sponsor a defined contribution savings plan, or 401(k) Plan, whereby eligible employees may elect to contribute up to 100% of their compensation up to the annual limits established under Section 402(g) of the Internal Revenue Code (the “Code”) ($15,500 in 2007). We match 50% of employee contributions up to 6% of annual pay for employees who accrue 520 working hours within the plan year and who are employed by us on the last day of the plan year.

Tax Treatment under Section 409A of the Internal Revenue Code.

Section 409A of the Code sets forth specific requirements pertaining to nonqualified deferred compensation arrangements. Deferred compensation arrangements that do not meet these requirements are generally taxable to the employee (or other service provider), and are also generally subject to a 20% penalty tax plus interest, payable by the employee. We have structured our executive compensation programs in a manner that is intended to meet the requirements of Code Section 409A.

Employee Responsibilities Agreement.

All employees, including executive officers, are subject to an Employment Responsibilities Agreement regarding Confidentiality, Inventions, Competition, and Solicitation, or the Employment Responsibilities Agreement.

Pursuant to the Employment Responsibilities Agreement, all employees agree not to disclose or make use of any confidential information, knowledge, or data of ours, except for our benefit. Employees must agree that all intellectual property and inventions—broadly defined to include, among other things, ideas, software program codes, procedural diagrams, documentation manuals, techniques, discoveries, and innovations—with which they are involved belong exclusively to us.

Employees further agree that, for one year following the termination of their employment with us, they will not solicit then-current employees to leave their employment or otherwise diminish their relationships with us. In addition, employees agree that, for a period of one year following the termination of their employment, they will not engage in competition with us without the prior written consent of the chief executive officer. “Competition” is defined as participation, as an individual, a stockholder with an ownership interest in excess of 1%, employee, officer, director, investor, consultant, or otherwise, in any wireless phone business (which means any business that offers or enables a wireless mobile real-time voice service) that relates to (1) the United States youth market, or (2) the United States prepaid market. Violations of either of these provisions will result in the immediate expiration and forfeiture of any outstanding options or other equity-based awards, including stock appreciation rights, whether vested or not.

The Employment Responsibilities Agreement applies somewhat differently to employees who reside in California. Specifically, pursuant to California Labor Code § 2870, such employees retain certain rights to inventions they develop entirely on their own time, without use of our equipment, supplies, facilities, or trade secret information. With respect to post-termination competition, employees residing in California are prohibited only from engaging in competition that would call upon them to reveal or use our confidential information.

2006 Executive Compensation

The following table contains summary information concerning the total compensation paid or accrued during the fiscal year 2006 for our chief executive officer, chief financial officer, and our three other most highly compensated executive officers serving in this capacity as of December 31, 2006.

Summary Compensation Table

Name and Principal Position	Salary	Annual Bonus	Option Awards	All Other Compensation		Total Compensation
	($)	($)(1)	($)(2)	($)		($)
Daniel H. Schulman Chief Executive Officer	502,783	605,280	—	663,222	(6)	1,771,285

Maureen Tart-Bezer (3) Chief Financial Officer	186,077	88,500	30,002	155,833	(7)	460,412

John Feehan Jr. (3) Chief Financial Officer	239,561	97,153	430,327	88,466	(8)	855,507

Jonathan Marchbank (4) Chief Operating Officer	287,853	262,500	1,450,292	75,081	(9)	2,075,725

David R. J. Messenger Chief People Officer	264,167	119,250	444,046	189,046	(10)	1,016,509

Michael Parks (5) Chief Information Officer	295,083	222,000	261,138	146,399	(11)	924,620

Howard Handler Chief Marketing Officer	299,667	225,000	172,842	165,807	(12)	863,316

(1)	The annual bonus payouts were based on company performance results under the 2006 Annual Incentive Plan.

(2)	The Option Award amount is based on the grant date fair value and expensed pursuant to FAS 123R for Stock Appreciation Rights granted in 2006 in the amounts of $415,326, $369,817, $231,136 and $154,091, for Messrs. Feehan, Messenger, Parks and Handler, respectively; and the grant date fair value of Option Awards granted in 2006 in the amount of $1,435,042 to Mr. Marchbank. The Option Award amount also includes the incremental value of outstanding options resulting from repricing effective June 1, 2006 in the amounts of $30,002, $15,001, $15,250, $74,229, $30,002 and $18,751 for Ms. Tart-Bezer and Messrs. Feehan, Marchbank, Messenger, Parks and Handler, respectively.
(3)	Effective June 30, 2006, Ms. Tart-Bezer stepped down as our chief financial officer. Mr. Feehan was elected to replace Ms. Tart-Bezer as chief financial officer effective August 8, 2006.

(4)	The grant to Mr. Marchbank was a new hire grant of 350 options made in March 2006. All other 2006 grants were annual grants made under the 2006 SAR plan. The underlying FAS 123R grant date fair value for options is $4,100 per unit and the value for 2006 SAR grants is at $3,082 per unit at the same strike price of $7,449. The valuation for 2006 SAR grants is lower than that of options due to their six year term (compared to ten years for options) and the cap on the SAR value of three times the grant price.

(5)	Effective January 31, 2007, Mr. Parks stepped down as our chief information officer.

(6)	Represents $651,667 paid under the Debt Bonus Plan, $11,555 for the value of disability and life insurance premiums provided by us and tax gross up for the value of the premiums.

(7)	Represents $155,833 paid under the Debt Bonus Plan.

(8)	Represents $18,750 paid under the Debt Bonus Plan, $1,549 for the value of disability and life insurance premiums paid by us and tax gross up for the value of the premiums, $7,500 for the annual matching contribution to the 401(k) savings plan, and $60,667 accrued for a retention bonus in the amount of $78,000 payable February 28, 2007. The retention bonus was provided as an incentive for Mr. Feehan to stay with us until he was named chief financial officer.

(9)	Represents $75,027 reimbursed to Mr. Marchbank for his relocation expenses and $54 for the value of life insurance premiums paid by us.

(10)	Represents $50,000 awarded to Mr. Messenger as an incentive to join the company. This sign-on bonus also has a repayment clause if Mr. Messenger leaves employment within one year of payment of the sign-on bonus. The remainder consisted of $129,297 reimbursed to cover the cost of relocation, $7,500 for the annual matching contribution to the 401(k) savings plan and $2,474 for the value of disability and life insurance premiums paid by us and tax gross up for the value of the premiums.

(11)	Represents $77,917 paid under the 2005 Debt Bonus Plan, $58,333 accrued for a retention bonus, $6,167 for the annual matching contribution to the 401(k) savings plan and $3,982 for the value of disability and life insurance premiums paid by us and tax gross up for the value of the premiums.

(12)	Represents $155,833 paid under the 2005 Debt Bonus Plan, $2,474 for the value of disability and life insurance premiums paid by us and tax gross-up for the value of the premiums and $7,500 for the annual matching contribution to the 401(k) savings plan.

Grants of Plan-Based Awards

	Estimated Future Payouts Under Incentive Plan Awards				Non-Equity Maximum ($)	All Other Option Award: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($ per share)(4)		Closing Market Price on Date of Grant ($ per share)	Grant Date Fair Value of Stock Option Awards ($)
Name	Grant Date	SAR Units(#) (1)	Threshold ($)	Target ($)
John Feehan Jr.	06/01/06	40	—	—	—	—	$7,449		—	$123,272
	08/08/06	60	—	—	—	—	$8,513	(2)	—	$211,321
	12/18/06	23	—	—	—	—	$8,513	(2)	—	$80,733
Jonathan H. Marchbank (3)	03/17/06	350	—	—	—	—	$7,449	(3)	—	$1,435,042
David R.J. Messenger	06/01/06	120	—	—	—	—	$7,449		—	$369,817
Michael Parks	06/01/06	75	—	—	—	—	$7,449		—	$231,136
Howard Handler	06/01/06	50	—	—	—	—	$7,449		—	$154,091

(1)	All grants were made under the 2006 Stock Appreciation Rights Plan and were part of the 2006 annual grant process, unless otherwise noted.

(2)	Grants are related to the promotion of Mr. Feehan to chief financial officer effective August 8, 2006.

(3)	Stock option grant was made as part of the employment offer for Mr. Marchbank effective March 17, 2006.

(4)	Option prices and the corresponding number of units will be adjusted to show their corresponding values in the new corporate structure. The conversion cannot be completed until the actual valuation is determined upon an initial public offering. A conversion ratio of units to shares will be used to determine the adjustments to the number of units and corresponding grant prices by maintaining the intrinsic value per unit upon conversion.

Equity Holdings and Value Realization

Outstanding Equity Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (Exercisable) (#)	Number of Securities Underlying Unexercised Options (Unexercisable) (#)(1)	Equity Incentive Plan Awards Number of Securities Underlying Unearned Unexercised Options(#)	Option Exercise Price(10)		Option Expiration Date
Daniel H. Schulman (3)		2,500	—	$3,750		9/27/2012

Maureen Tart-Bezer (4)		300	—	$6,250		12/31/2007

John Feehan Jr. (5)		75	—	$6,250		8/6/2012
		20	—	$7,449	(2)	7/1/2015
		40	—	$7,449		6/1/2012
		60	—	$8,513		8/8/2012
		23	—	$8,513		12/18/2012

Jonathan H. Marchbank (6)		350	—	$7,449	(2)	3/17/2016

David R.J. Messenger (7)		100	—	$7,449	(2)	7/11/2015
		120	—	$7,449		6/1/2012

Michael Parks (8)		150	—	$4,688		9/10/2012
		150	—	$6,250		9/10/2012
		40	—	$7,449	(2)	7/1/2015
		75	—	$7,449		6/1/2012

Howard Handler (9)		400	—	$6,250		1/6/2013
		25	—	$7,449	(2)	7/1/2015
		50	—	$7,449		6/1/2012

(1)	All grants listed vest 25% on each anniversary after the initial vesting date, except for grants made in 2005 and March 5, 2006 which vest 50% on the second anniversary of the initial vesting date and 25% each year thereafter.
(2)	Options granted between January 1, 2005 and May 31, 2006 were repriced to the Fair Market Value as of June 1, 2006 of $7,449. The compensation committee, having noted that all outstanding option grants made since January 1, 2005 had an exercise price significantly higher than the then current fair market value of the underlying units, determined that the most effective and financially efficient way to provide incentives for executives to remain with the company and keep focused on the critical business tasks ahead was to reprice the options to their then current fair market value of $7,449.
(3)	Mr. Schulman’s grant became fully vested on September 27, 2005.
(4)	Ms. Tart-Bezer’s grant became 25% vested each year on May 5, 2004, 2005, 2006 respectively; the unvested portion of Ms. Tart-Bezer’s grant became vested upon termination of employment as of June 30, 2006.
(5)	Initial vesting dates for Mr. Feehan’s grants of 75, 20, 40, 60 and 23 units were January 7, 2002, July 1, 2005, June 1, 2006, August 8, 2006 and August 8, 2006, respectively.
(6)	Initial vesting date for Mr. Marchbank’s grant was March 5, 2006.
(7)	Initial vesting dates for Mr. Messenger’s grants of 100 and 120 units were July 11, 2005 and June 1, 2006, respectively.
(8)	Initial vesting dates for Mr. Parks’ grants of 150, 150, 40 and 75 units were September, 10, 2002, July 19, 2001, July 1, 2005 and June 1, 2006, respectively.
(9)	Initial vesting dates for Mr. Handler’s grants of 400, 25 and 50 units were January 6, 2003, July 1, 2005 and June 1, 2006, respectively.

(10)	Option prices and the corresponding number of units will be adjusted to show their corresponding values in the new corporate structure. The conversion cannot be completed until the actual valuation is determined upon an initial public offering. A conversion ratio of units to shares will be used to determine the adjustments to the number of units and corresponding grant prices by maintaining the intrinsic value per unit upon conversion.

Executive Agreements and Potential Payments to Executives upon Termination or Change in Control

Daniel H. Schulman

Mr. Schulman entered a three-year employment agreement effective August 1, 2005. This agreement amends and restates his prior agreement dated October 29, 2001. Pursuant to the most recent employment agreement, as of February 1, 2007, Mr. Schulman is entitled to an annual base salary of $600,000, which may not be reduced. The Board of Directors has full discretion over any future base salary increases. Mr. Schulman’s bonus target will remain at 120% of base salary and is subject to the achievement of reasonable annual performance objectives established by the Board of Directors. In addition, as of February 14, 2007, Mr. Schulman was granted 200 Restricted Stock Units (“RSUs”) with 100% vesting on August 1, 2009. The RSUs are subject to accelerated vesting in the event certain performance targets are met as follows:

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2006 Acceleration Opportunity.    30% of the RSUs would have become vested if our 2006 performance conditions were met. The 2006 performance condition was not met and all RSUs remain unvested at this time.

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2007 Acceleration Opportunity.    45% of the RSUs shall become vested as of December 31, 2007 if our Consolidated Adjusted EBITDA (as defined in Mr. Schulman’s employment agreement) for 2007 is at least 10% greater than our 2007 target.

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2008 Acceleration Opportunity.    25% of the RSUs shall become vested as of December 31, 2008 if our Consolidated Adjusted EBITDA (as defined in Mr. Schulman’s employment agreement) for 2008 is at least 10% greater than our 2008 target.

In the event of termination of employment by us without cause or his resignation for good reason, Mr. Schulman will be entitled to receive the following compensation and benefits (after determining that he has complied with non-compete and confidentiality terms of his employment agreement):

•	Cash payment equal to one times annual base salary.

•	Payment of any annual bonus or debt bonus plan amounts that otherwise would have been earned by Mr. Schulman during the 12-month period following the date of his termination of employment.

•	Payment of a pro rata portion of the actual annual bonus that he would have been entitled to receive for the year of termination.

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Mr. Schulman’s RSUs (to the extent unvested) will become vested at a rate equal to the product of (i) 25% multiplied by (ii) the sum of one plus the number of whole years that shall have elapsed from August 1, 2005 through the date of termination of employment; provided, however, that in the event that any portion of such RSUs has vested due to performance conditions prior to such termination date, the additional portion of the RSUs that shall vest on an accelerated basis shall take into account the previously accelerated portion of the RSUs; and provided further that, in the event such termination of employment occurs within (i) one year following a Change of Control of us (as defined in the employment agreement) or a change of control of either the Virgin Group or Sprint Nextel, or Virgin/Sprint Change of Control (as defined in the employment agreement), or (ii) six months prior to or otherwise in contemplation of a Change of Control or Virgin/Sprint Change of Control, then 100% of the RSUs (to the extent not previously vested) shall become vested upon such termination of employment.

•

If Mr. Schulman had been terminated without cause or resigned for good reason in either case, on December 31, 2006, he would have been entitled to receive benefits with an estimated value of $3,024,114.

For purposes of Mr. Schulman’s employment agreement as well as those of other executive officers discussed below, “cause” for termination includes (1) willful misconduct of gross negligence that has a material adverse effect on the Company; (2) willful failure to attempt to follow any proper legal written direction of the board where the board has provided written notice that failure to follow such direction shall be grounds for termination; (3) willful, continuous failure to attempt in good faith to perform executive duties within 10 days after delivery of a written substantial performance demand from the board of directors; (4) conviction of or a plea of guilty or no contest to a felony or misdemeanor involving fraud or theft with respect to the Company or its customer businesses or assets; and (5) breach of contractual confidentiality or non-competition provisions that is not cured within 15 business days after receipt of written notice.

Mr. Schulman’s employment agreement defines “good reason” to include (1) any diminution of executive title; (2) any material adverse diminution in duties or responsibilities such that duties are materially inconsistent with the executive’s position; (3) relocation to a location other than Northern or Central New Jersey or New York, New York; (4) failure to maintain the executive as a director; (5) failure of the company to pay compensation timely; (6) modification of the LLC Agreement, without the executive’s consent, in a manner that has a materially adverse effect on the executive’s duties, authorities, or other interests. In no case shall an event constitute “good reason” for resignation if the Company cures the event within 20 days after receipt of written notice of the event from the executive. Mr. Schulman may also resign for “good reason” during the 30-day period commencing six months after a change in control (or during the 30-day period commencing upon a Virgin/Sprint Change of Control).

Tax Treatment under Section 280G of the Internal Revenue Code.    Pursuant to Mr. Schulman’s employment agreement, in the event that payments and/or benefits he receives as compensation in the event of a change in our control are subject to the excise tax imposed by the Code or to any interest or penalties related to the excise tax, we will pay a “Gross-Up Payment” equal to the lesser of (1) $5,000,000 or (2) the amount necessary to ensure that, after payment by the Mr. Schulman of all federal, state and local taxes (including any interest or penalties imposed with respect to such taxes), he will retain payments equal to the excise tax imposed. We do not intend to provide tax payments to any other executive in the event the executive incurs a tax penalty under Section 280G of the Code.

Other Executive Officers

Prior to the consummation of this offering, we intend to enter into three-year employment agreements with other executive officers, including our chief financial officer, chief operating officer, chief marketing officer, chief people officer and general counsel.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common stock by (1) each person known to us to beneficially own more than 5% of our voting securities, (2) each selling stockholder, (3) each of our directors, (4) each of our named executive officers and (5) all directors and executive officers as a group.

The number of shares of Class A common stock outstanding and percentage of beneficial ownership before this offering are based on the number of shares to be issued and outstanding prior to this offering after giving effect to the other elements of the reorganization transactions. See “Organizational Structure.” The number of shares of Class A common stock and percentage of beneficial ownership after this offering set forth below are based on the number of shares to be issued and outstanding immediately after this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to conversion rights that are exercisable within 60 days of the date of this prospectus, including partnership units in the Operating Partnership and shares of Class C common stock, since they are convertible into shares of our Class A common stock at any time.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock. Sprint Nextel and the Virgin Group may be deemed to be underwriters in this offering.

Name and Address of Beneficial Owner(a)	Number of Shares of Class A Common Stock Beneficially Owned Prior to this Offering(b)	Percentage of Combined Voting Power of Virgin Mobile USA, Inc. Prior to this Offering	Number of Shares of Class A Common Stock to be Sold in this Offering Assuming the Underwriters’ Option Is Not Exercised(c)	Percentage of Combined Voting Power After this Offering Assuming the Underwriters’ Option Is Not Exercised(c)
Principal and Selling Stockholders
Virgin Mobile USA Holdings Ltd.(d)
Sprint Ventures, Inc.(e)

Directors and Executive Officers
Daniel H. Schulman
Jonathan Marchbank
Howard Handler
John D. Feehan
Peter Lurie
David Messenger
Frances Farrow
Mark Poole
Robert Samuelson
All directors and executive officers as a group (9 persons)

(a)	Unless otherwise indicated, the address of each beneficial owner in the table above is: c/o Virgin Mobile USA, Inc. 10 Independence Boulevard, Warren, NJ 07059

(footnotes continued on following page)

(b)	The partnership units of the Operating Partnership are exchangeable for shares of Class A common stock on a one-for-one basis, at any time, at the option of the holders thereof, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Shares of our Class C common stock are convertible into shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications at any time at the option of the holders thereof.
(c)	If the underwriters’ option to purchase additional shares is exercised in full, the selling stockholders will sell an additional shares of Class A common stock in this offering and their percentage of combined voting power of Virgin Mobile USA, Inc. after this offering will be %.
(d)	In connection with the internal reorganization of the Virgin Group, Virgin Mobile USA Holdings Ltd. may transfer some or all of its interest in us to an affiliate prior to the consummation of this offering, in which case such affiliate will be the selling stockholder in this offering.
(e)	Immediately following this offering, Sprint Nextel will hold one share of our Class B common stock and will be entitled to a number of votes that is equal to the total number of shares of Class A common stock for which the partnership units that Sprint Nextel holds in the Operating Partnership are exchangeable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Following this offering, our audit committee will review and recommend to the full board of directors whether to approve of material agreements and related party transactions entered into by us, including agreements with Sprint Nextel and the Virgin Group. The transactions and agreements described below were entered into prior to the consummation of this offering and, accordingly, were not subject to this procedure.

Reorganization Transactions

Immediately prior to the consummation of this offering, we will consummate the reorganization transactions described under “Organizational Structure.”

Stockholders’ Agreement

Prior to the consummation of this offering, we, Sprint Nextel and the Virgin Group will enter into a stockholders’ agreement, which will contain specific rights, obligations and agreements of Sprint Nextel and the Virgin Group as holders of our common stock. The stockholders’ agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part and the following description is qualified by reference.

The stockholders’ agreement will also contain various governance provisions, including provisions relating to the voting of Sprint Nextel’s and the Virgin Group’s voting interests in Virgin Mobile USA, Inc. The stockholders’ agreement will provide that Sprint Nextel and the Virgin Group will vote their shares of Class A common stock, Class B common stock and Class C common stock of Virgin Mobile USA, Inc. to elect to the Board of Directors of Virgin Mobile USA, Inc. three directors nominated by Sprint Nextel, three directors nominated by the Virgin Group, three independent directors and one director who will be our chief executive officer. The number of directors that each of Sprint Nextel and the Virgin Group may designate will be reduced if their voting interest in Virgin Mobile USA, Inc. is reduced below certain levels specified in the stockholders’ agreement. If their respective ownership interests are below 25%, but at least 10%, each of Sprint Nextel and the Virgin Group will be entitled to designate two directors to our board, and if such ownership interests are below 10%, but at least 5%, each of Sprint Nextel and the Virgin Group will be entitled to designate one director to our board. In addition, (1) if Sprint Nextel is not entitled to appoint any director pursuant to the immediately preceding sentence, so long as the PCS services agreement remains effective, Sprint Nextel will have the right to appoint one director to our board of directors, irrespective of its ownership interest in us and (2) if the Virgin Group is not entitled to appoint any director pursuant to the immediately preceding sentence, so long as the Virgin trademark license agreement remains effective, the Virgin Group will have the right to appoint one director to our board of directors, irrespective of its ownership interest in us. Sprint Nextel and the Virgin Group will have the right to remove and replace its director-designee(s) at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions. These provisions regarding the appointment of directors will remain in effect until the latest date permitted by applicable law, including any New York Stock Exchange requirements. In addition, within a year of Virgin Mobile USA, Inc. ceasing to be a “controlled company” under the New York Stock Exchange rules, the composition of its board of directors will be adjusted to comply with the New York Stock Exchange requirements, as necessary. Under the terms of the stockholders’ agreement, the following actions will require the consent of both Sprint Nextel and the Virgin Group: (i) merger, consolidation, reorganization or sale of all or substantially all of the assets of VMU; (ii) dissolution or liquidation of VMU (neither Sprint Nextel nor the Virgin Group will have a consent right with respect to bankruptcy); (iii) issuance of additional shares of stock, subject to a minimum ownership level which has not yet been determined; and (iv) changing the size of the board of directors.

Tax Receivable Agreements

Sprint Ventures

The tax receivable agreements described below are filed as exhibits to the registration statement of which this prospectus forms a part and the following descriptions are qualified by reference.

As described in “Organizational Structure,” Sprint Nextel will sell a portion of its interest in Virgin Mobile USA, LLC to Virgin Mobile USA, Inc. in consideration of approximately $             million of the net proceeds to us from this offering. In addition, from time to time, Sprint Nextel may exchange partnership units in the Operating Partnership for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The Operating Partnership intends to make an election under Section 754 of the Internal Revenue Code effective for the taxable year in which the initial transfer of partnership units occurs and for each taxable year in which an exchange of partnership units for shares occurs. The initial sale and the future exchanges by Sprint Ventures are expected to produce increases to the tax bases of the assets owned by the Operating Partnership at the time of each exchange of partnership units. These anticipated increases in tax basis would be allocated to us and may reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into a tax receivable agreement with Sprint Ventures that will provide for the payment by us to Sprint Ventures of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of these increases in tax basis. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the assets of the Operating Partnership allocable to us as a result of the initial sale and the future exchanges and had we not entered into the tax receivable agreement, subject to certain adjustments based on tax attributes contributed by the Virgin Group, as described below. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or have expired.

Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other tax benefits arising under the tax receivable agreement, Sprint Ventures will not reimburse us for any payments previously made if such basis increases or other benefits were later not allowed. As a result, in such circumstances we could make payments to Sprint Ventures under the tax receivable agreement in excess of our actual cash tax savings. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the amount and timing of the taxable income we generate in the future, our use of net operating loss carryovers and the portion of our payments under the tax receivable agreement constituting imputed interest and increases in the tax basis of our assets resulting in payments to Sprint Ventures, we expect that during the term of the tax receivable agreement, the payments that we may make to Sprint Ventures could be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, we expect that future payments to Sprint Ventures to aggregate approximately $             million.

In certain circumstances, the tax benefits available to us in a taxable year as a result of both the amortization of the increases in the tax bases of the assets of the Operating Partnership attributable to prior exchanges by Sprint Nextel and the net operating losses contributed by the Virgin Group may exceed the tax benefit that is actually realized for the taxable year. In these circumstances, for purposes of determining the payments due under the tax receivable agreements, each party shall be deemed to have contributed a portion of the realized tax benefit equal to a fraction, the numerator of which is the benefit attributable to that party which would have been realized in such taxable year disregarding the benefits contributed by the other party (the “Available Benefit”) and the denominator of which is the sum of the Available Benefits for that taxable year.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service, or IRS, to challenge the tax basis increases or other benefits arising under the tax receivable agreement, Sprint Nextel will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed. As a result, in such circumstances we could make payments to Sprint Nextel under the tax receivable agreement in excess of our actual cash tax savings.

The Virgin Group

As described in “Organizational Structure,” in connection with the reorganization transactions, the Virgin Group will contribute to Virgin Mobile USA, Inc. its interest in Investments, which will result in us receiving approximately $             million of net operating losses accumulated by Investments. If utilized by us, these net operating losses will reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into a tax receivable agreement with the Virgin Group that will provide for the issuance by us to the Virgin Group of a number of shares of our Class A common stock equal to the quotient of (1) the amount of actual cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of these net operating losses and (2) the greater of (A) the price per share of our Class A common stock at the time of such issuance and (B) the price per share of our Class A common stock in this offering. If the price per share of our Class A common stock at the time of such issuance is less than the price per share of Class A common stock in this offering, we will also be required to issue to the Virgin Group preferred stock with a liquidation preference equal to the difference of (1) the amount of actual cash savings realized by us, less (2) the market value of the shares of Class A common stock received by the Virgin Group in respect of such savings. Holders of the preferred stock will be entitled to receive quarterly cash dividends at a specified fixed rate expected to be equal to LIBOR on the issue date, plus 5%. The preferred stock will be redeemable by us at our option at any time and will be mandatorily redeemable by us seven years after the issue date. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had such net operating losses not been available to us, subject to certain adjustments based on tax attributes contributed by Sprint Nextel, as described below. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until the earliest of (i) the time that all such tax benefits have been utilized or expired and (ii) ten years from the date of the agreement.

While the number of shares and timing of the issuances of the Class A common stock and preferred stock under the tax receivable agreement will depend upon a number of factors, including the timing of the exchanges, the price of shares of our Class A common stock at the time of the exchanges, the amount and timing of taxable income we generate in the future, our use of additional amortization deductions attributable to our acquisition of units of the Operating Partnership from Sprint Nextel and the portion of our payments under the tax receivable agreement constituting imputed interest, we expect that the payments that may be made to the Virgin Group will be substantial and will dilute the ownership of the Class A common stock. Assuming no material changes in the relevant tax law and that we earn significant taxable income to realize the full tax benefit of the net operating losses contributed by the Virgin Group, we expect that future payments to the Virgin Group will aggregate $             million. Based on the midpoint of the estimated price range on the cover of this prospectus, this would represent              million additional shares and would result in     % dilution pro forma for the initial public offering. In addition, we may be required to issue our preferred stock to the Virgin Group as described above. The payments under the tax receivable agreement are not conditioned upon the Virgin Group’s or its affiliates’ continued ownership of us.

In certain circumstances, the tax benefits available to us in a taxable year as a result of both the amortization of the increases in the tax bases of the assets of the Operating Partnership attributable to prior exchanges by Sprint Nextel and the net operating losses contributed by the Virgin Group may exceed the tax benefit that is actually realized for the taxable year. In these circumstances, for purposes of determining the payments due under the tax receivable agreements each party shall be deemed to have contributed a portion of the realized tax benefit equal to a fraction, the numerator of which is the benefit attributable to that party which would have been realized in such taxable year disregarding the benefits contributed by the other party (the “Available Benefit”) and the denominator of which is the sum of the Available Benefits for that taxable year.

In addition, although we are not aware of any issue that would cause the IRS, to challenge any benefits arising under the tax receivable agreement, the Virgin Group will not reimburse us for any payments previously made if such benefits are subsequently disallowed. As a result, in such circumstances we could make payments to the Virgin Group under the tax receivable agreement in excess of our actual cash tax savings.

Registration Rights Agreement

The registration rights agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part and the following description is qualified by reference.

We will enter into a registration rights agreement with Sprint Ventures, the Virgin Group and two minority stockholders pursuant to which we will be required to register under the Securities Act, under certain circumstances and subject to certain restrictions, shares of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) held or acquired by Sprint Ventures, the Virgin Group and two minority stockholders, their respective affiliates and certain of their respective transferees. Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

The registration rights under the registration rights agreement will expire          years following the completion of this offering, or, with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.

Demand Registration Rights.    Sprint Ventures and the Virgin Group will each have the right to demand that we register their common stock on a total of          occasions, subject to the conditions set forth in the registration rights agreement. At any time following six months after the closing of this offering, the holders of shares of common stock having demand registration rights under the registration rights agreement have the right to require that we register their common stock, provided such registration relates to not less than     % in aggregate of our then outstanding shares of common stock having demand registration rights. We are only obligated to effect          registrations in response to these demand registration rights and we shall not be obligated to effect more than one demand registration in any 180-day period without the consent of a majority of the board of directors. We may postpone the filing of a registration statement for up to      days once in any

12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights.

Piggyback Registration Rights.    Sprint Ventures and the Virgin Group will each have the right to “piggyback” on any registration statements that we file on an unlimited basis, subject to the conditions set forth in the registration rights agreement. If we register any securities for public sale, stockholders with piggyback registration rights under the registration rights agreement have the right to include their shares in the registration, subject to specified limitations and exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders due to marketing reasons, provided that the number of shares held by stockholders with piggyback registration rights may not be limited to less than     % of the total number of shares to be included in the registration. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, the stockholders with S-3 registration rights under the registration rights agreement can request that we register their shares,

provided that the total value of the shares of common stock to be registered is at least $        . A holder of S-3 registration rights may not require us to file a registration statement on Form S-3 if we have already effected          registrations on Form S-3 at the request of such holder. We may postpone the filing of a Form S-3 registration statement for up to        days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. The holders of S-3 registration rights must pay all expenses associated with any registrations on Form S-3. If we are eligible as a Well Known Seasoned Issuer, or WKSI, the shelf registration statement shall utilize the automatic shelf registration process under Rule 415 and Rule 462 promulgated under the Securities Act. If we are not eligible as a WKSI or are otherwise ineligible to utilize the automatic shelf registration process, then we shall use all reasonable efforts to have the shelf registration statement declared effective as expeditiously as practicable.

Virgin Mobile USA, L.P. Partnership Agreement

As a result of the reorganization transactions, we will operate our business through Virgin Mobile USA, L.P., or the Operating Partnership. Below is a brief summary of the Virgin Mobile USA, L.P. partnership agreement, qualified in all respects by reference to the form of agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose

The partnership agreement provides that Virgin Mobile USA, L.P.’s purpose will be to engage in any lawful act or activity for which limited partnerships may be formed under the Delaware Revised Uniform Limited Partnership Act.

Management and Control

The partnership agreement further provides that Bluebottle USA Holdings L.P., or Holdings, as general partner, will manage and control the business and affairs of Virgin Mobile USA, L.P. Holdings is an indirect, wholly-owned subsidiary of Virgin Mobile USA, Inc.

In exercising such control, Holdings will act at the direction of Bluebottle USA Investments L.P., or Investments. Investments will act at the direction of VMU GP, LLC which will be a wholly-owned subsidiary of Virgin Mobile USA, Inc.

VMU GP, LLC will delegate certain control over Investments, and Virgin Mobile USA, L.P. to certain officers of Virgin Mobile USA, Inc.

Persons holding operating partnership units would have the right to vote on certain amendments to the partnership agreement of the Operating Partnership, as well as on certain other matters.

Units; Percentage Interests

Each partner in Virgin Mobile USA, L.P. will be issued units representing interests in Virgin Mobile USA, L.P., and the percentage interest of each partner will be determined based on the ratio of the number of units held by such partner to the number of outstanding units in the partnership. The units to be issued to the partners upon the closing of the reorganization transactions are as set forth below:

Name	Units	Percentage Interest
Virgin Mobile USA, Inc.			%
Bluebottle USA Holdings L.P.			%
Sprint Ventures, Inc.			%

In the event a share of Class A or Class C common stock is redeemed, repurchased, acquired, cancelled or terminated by Virgin Mobile USA, Inc. (other than in connection with a conversion of shares of Class C common stock into shares of Class A common stock), one unit of the Operating Partnership will automatically be cancelled for no consideration. Similarly, in the event Virgin Mobile USA, Inc. issues a share of Class A common stock or Class C common stock (other than in connection with the initial public offering or a conversion of shares of Class C common stock to shares of Class A common stock), the net proceeds received by Virgin Mobile USA, Inc. with respect to such share will be concurrently transferred to the Operating Partnership, which will in return issue to Virgin Mobile USA, Inc. one unit in the Operating Partnership.

Distributions; Tax Distributions

Holdings has the right to determine when distributions will be made to the partners of the Operating Partnership and the amount of any such distribution. All distributions shall be made to the partners pro rata in accordance with their respective percentage ownership interests in the Operating Partnership.

The holders of the partnership units in the Operating Partnership, including Holdings and Sprint Ventures, will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of the Operating Partnership. Net profits and net losses of the Operating Partnership will generally be allocated to the partners pro rata in accordance with their respective percentage interests (as determined in accordance with the Operating Partnership’s partnership agreement, except that we will be allocated a disproportionate share of taxable income as a result of the “minimum gain” attributable to the Virgin Group’s interest in Virgin Mobile LLC). The partnership agreement will provide for the ability of the Operating Partnership to make cash distributions to its partners. Presently, we do not intend to cause the Operating Partnership to make cash distributions to the holders of partnership units of the Operating Partnership for purposes of funding their tax obligations in respect of the income of the Operating Partnership that is allocated to them. If we elect to make such distributions in the future, these tax distributions will generally be computed based on our estimate of the net taxable income of the Operating Partnership allocable to such holder of partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for a corporate resident of New York, New York (taking into account the nondeductibility of certain expenses and the character of our income and in any event distributions will be made to the holders pro rata in accordance with their percentage ownership interests in the Operating Partnership). If we had effected the reorganization transactions on January 1, 2007, this assumed tax rate for 2007 would have been approximately 46%.

Dissolution

The Operating Partnership may be dissolved only upon the occurrence of the voluntary agreement of all partners, any act constituting dissolution under applicable law or certain other events specified in the partnership agreement. Upon dissolution, the Operating Partnership will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are partners) in satisfaction of the liabilities of the Operating Partnership, (b) second, to the setting up of any reserves which Holdings may determine to be reasonably necessary for any contingent liability of the Operating Partnership and (c) third, to the partners in proportion to their respective percentage interests.

PCS Services Agreement

A form of the PCS services agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part and the following description is qualified by reference.

We are party to a PCS services agreement with Sprint Spectrum, L.P., or Sprint Spectrum, a subsidiary of Sprint Nextel Corporation, under which Sprint Spectrum provides us with access to its wireless voice and data services operating on the nationwide Sprint PCS network. This access includes adjunct nationwide Sprint PCS network services which are a fundamental component of Sprint Spectrum’s service offerings. Prior to the consummation of this offering, we expect to amend and restate the PCS services agreement. The following is a summary of the anticipated terms of the amended and restated PCS services agreement.

Access to Network and Services.    Sprint Spectrum makes substantially all existing CDMA network and network-connected services available to us. In addition, Sprint Spectrum must make new CDMA network services and network-connected services available to us unless such services are marketed as unique to Sprint Nextel. In such instances, Sprint Spectrum will not be required to make such service available to us until three months after such services have been made available to Sprint Nextel’s customers. The PCS services agreement permits us to purchase non-network services from third party sources not directly related to the nationwide Sprint PCS network. Sprint Spectrum may, but is not required to, provide us with such non-network services.

We may request customized services from Sprint Spectrum. If the requested services are within the then-existing capabilities of Sprint Spectrum’s core network, Sprint Spectrum will provide us with the requested customized service. If the requested services are not within Sprint Spectrum’s existing capabilities, Sprint Spectrum may elect, at its discretion, to develop the requested customized service. As part of the PCS services agreement, Sprint Spectrum must use reasonable efforts to provide location services to us.

We must use Sprint Spectrum and its third party PCS affiliates as our exclusive provider of mobile voice and data services in the United States, the U.S. Virgin Islands and Puerto Rico. In addition, as long as Sprint Spectrum or any Sprint Nextel affiliate owns more than 10% of our equity, Sprint Nextel will be our preferred telecommunications services providers.

We also have the right to offer postpaid services.

Quality of Services.    The services which Sprint Spectrum provides to us cannot be of inferior quality (as measured by metrics including, but not limited to, dropped calls, blocked calls, call setup, transmission speeds, and E-911 capabilities) to or clarity than that of the generally available PCS services provided by Sprint Spectrum to its own customers.

Cost of Services.    Sprint Spectrum bills us for each minute, message and megabyte of usage at a price determined in accordance with a cost of services formula and an airtime pricing matrix, which is based upon the number of our customers and the lifetime value of those customers. The applicable pricing level is adjusted one month after the end of each calendar quarter based on our performance during that quarter, and the adjusted pricing level remains in place until the next quarterly adjustment. We purchase wireless network services at a price based on Sprint Nextel’s cost of providing these services plus a margin. The applicable margin is determined pursuant to the terms of our PCS services agreement with Sprint Nextel and varies depending on the number of our customers, Sprint Nextel’s cost of capital, and our ARPU, CCPU, CPGA and churn. We expect the per-minute rate we pay to Sprint Nextel to decrease as the number of our customers and the volume of minutes we purchase from Sprint Nextel increase over time. Our per-minute rate will also decrease over time if Sprint Nextel operating costs per unit decrease. Conversely, our per-minute rate may increase if Sprint Nextel’s operating costs increase or if the portion of network costs allocated to us increases as a result of a decrease in Sprint Nextel’s share of usage of the nationwide Sprint PCS network. In February of each year, Sprint Spectrum compares its actual cost of services for each type of service during the preceding year with the rates it charged us. If the actual cost of such services to Sprint Spectrum is more than $100,000 higher than the rate charged, we must pay Sprint Spectrum the difference between the actual cost of service and the rate previously charged. If, however, charges to us for Sprint Spectrum services exceeded the actual cost of such services to Sprint Spectrum by $100,000 or more, Sprint Spectrum must reimburse us for the difference.

If we request customized services from Sprint Spectrum and Sprint Spectrum elects to develop and use such services, we will share the costs of such development evenly with Sprint Spectrum. If Sprint Spectrum develops but does not use the services, we bear the entire development cost.

The PCS services agreement also includes a qualified “most favored nation” clause. In the event that Sprint Spectrum (i) enters into a wireless service agreement to sell PCS services to one of our direct strategic competitors, (ii) the agreement is similar to the PCS Agreement, (iii) Sprint Nextel owns less than 37.5% of the counterparty to such agreement, and (iv) the agreement commits Sprint Spectrum to sell wireless voice and/or data services at a lower price in the aggregate than we pay, then Sprint Spectrum will make such services available to us at the same price and under the same terms.

Liability.    Under the terms of the PCS services agreement, both parties’ liability for direct damages to the other party will not exceed $10 million, except with respect to unpaid amounts due under the PCS services agreement. Subject to exceptions enumerated in the agreement, neither party is liable for special, indirect, incidental, exemplary, punitive or consequential damages, including loss of profits arising out of the performance of the agreement.

Mobile Telephone Numbers.    Sprint Spectrum administers mobile identification telephone numbers, or MINs, on our behalf and for our benefit. Such administration includes obtaining and managing MINs in accordance with our anticipated MIN needs (to the extent possible in consideration of factors affecting MIN availability outside of Sprint Spectrum’s control). Under the PCS services agreement, we must take affirmative steps to decrease the number of assigned and inactive MINs in the event we adopt an policy of deactivating customers in excess of 180 days after a customer’s last replenishment and such a policy results in a number of assigned inactive MINs that is significantly greater than the industry. If our assigned inactive MINs exceed the industry average level after 60 days’ notice from Sprint Spectrum, Sprint Spectrum may restrict our MIN availability.

Intellectual Property.    Under the PCS services agreement, Sprint Spectrum granted to us a non-transferable, royalty-free, non-exclusive license to use and sell at retail the Sprint Spectrum handset proprietary information, solely to permit us and our customers to use the Virgin Mobile service. We and Sprint Spectrum retain all right, title and interest in and to our and their respective proprietary intellectual property, or IP, that is developed outside of the scope of the agreement. The agreement provides that Sprint Spectrum will own all IP related to improvements, modifications or work derived from any activity related to the agreement, other than certain services that are not developed by Sprint Spectrum. In addition, we generally retain ownership of any IP related to improvements, modifications and derivative works to our customized services that are not provided by Sprint Spectrum.

Term and Termination.    The PCS Services agreement will expire in 2027. Both parties to the agreement are granted customary termination rights in case of breaches of the agreement—such as failure to pay amounts when due, or failure to comply with material representations or obligations—which are not cured within a specified period of time and are materially damaging to the other party, or in case of the insolvency of the other party. In addition, in the event that a direct strategic competitor of Sprint Nextel acquires control of us, otherwise assuming continued compliance with the terms of the agreement, Sprint Spectrum may notify us during the period beginning on the date of such transaction and ending 90 days of the closing date of the transaction resulting in such change of control of its intention to terminate the agreement 24 months following the date of such notice. Similarly, if a direct strategic competitor of the Virgin Group acquires control of us, Virgin Enterprises Limited, or VEL, may terminate the Virgin trademark license agreement as described in “Certain Relationships and Related Transactions—Virgin Trademark License Agreement” below. If VEL exercises its right to terminate the Virgin trademark license agreement, Sprint Spectrum may terminate the PCS services agreement as of the same date. If Sprint Spectrum exercises this termination right, our obligation to use the nationwide Sprint PCS network exclusively ceases from the date of such exercise.

If Sprint Spectrum sells a material portion of the nationwide Sprint PCS network (e.g., its spectrum and network facilities in a specific geographic region), it must use commercially reasonable efforts to ensure that we are able to procure PCS service, whether through Sprint Spectrum, the acquirer of the material portion of its business, or a third party (either directly, through alternative technologies or through roaming arrangements). If

PCS service cannot be obtained on such a basis, then our exclusivity obligations to Sprint Spectrum or its successor are waived in the affected region.

Board Representation.    So long as the PCS services agreement remains in effect, Sprint Ventures has the right to appoint at least one of our directors.

See “Risk Factors—Risks Related to Our Business—As an MVNO, we are dependent on Sprint Nextel for our wireless network and any disruptions to such network may adversely affect our business and financial results.”

We incurred costs of approximately $225.3 million, $222.2 million and $174.4 million, respectively, relating to services provided by Sprint Nextel pursuant to the PCS services agreement in the years ended December 31, 2006, December 31, 2005 and December 31, 2004.

Virgin Trademark License Agreement

A form of the trademark license agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part and the following description is qualified by reference.

We and Virgin Enterprises Limited, or VEL, are parties to a trademark license agreement which governs our use of the “Virgin” brand. We expect to amend and restate the Virgin trademark license agreement prior to consummation of this offering. Under the Virgin trademark license agreement, VEL grants to us an exclusive license until 2027 for the use of certain VEL-held trademarks in relation to the provision and marketing of mobile voice and data services and other related services.

Scope of Right to Use Trademark.    We are granted the following rights under the Virgin trademark license agreement: (i) use of the “Virgin Mobile” name and logo in the United States, U.S. Virgin Islands and Puerto Rico for mobile voice and data services and related services, such as voicemail and messaging; (ii) use of Virgin Mobile brand in connection with handsets and retail activity; (iii) use of the terms “VirginXL,” “VirginXtras” and certain other trademarks that include the Virgin name or the letter “V” that we use in connection with the products and services listed above; and (iv) the right to license the Virgin brand name in connection with terms, words or phrases used in our future marketing efforts.

We are prohibited from using the marks to provide or market any fixed non-mobile telecommunication service and must comply with additional conditions on the use of the marks, including the condition that the marks be used in a form consistent with guidelines approved by VEL. We are obligated to ensure that the goods and services to which the marks are applied are of sufficient style, appearance and quality as to maintain the value and reputation of the marks.

Royalties.    We pay royalties to VEL in an amount equal to 0.25% of gross revenues up to an annual limit of $4 million, adjusted annually for inflation.

Term and Termination.    The Virgin trademark license agreement will automatically expire in 2027. Both parties to the agreement are granted customary termination rights in case of breaches of the agreement—such as failure to pay amounts when due or failure to comply with material representations and obligations—which are not cured within a specified period of time, or in case of the insolvency of the other party. In addition, in the event that a direct strategic competitor of VEL acquires control of us, otherwise assuming continued compliance with the terms of the Virgin trademark license agreement, VEL may notify us during the period beginning upon receipt of notice from us and ending 90 days following the consummation of the transaction resulting in such change of control, of its intention to terminate the agreement 24 months following the date of such notice. If a direct strategic competitor of Sprint Nextel acquires control of us, Sprint Spectrum may terminate the PCS Services agreement as described in “—PCS Services Agreement,” above. If Sprint Spectrum exercises its right to terminate the PCS services agreement, VEL may terminate the Virgin trademark license agreement as of the same date.

Board Representation.    So long as the Virgin trademark license agreement remains in effect, VEL has the right to appoint at least one of our directors.

See “Risk Factors—Risks Related to Our Business—We are dependent on our license agreement with the Virgin Group to use the Virgin brand” for more information about the risks relating to our trademark license agreement with VEL.

We incurred costs of approximately $2.7 million, $2.7 million and $1.9 million, respectively, for royalty expenses under the trademark license agreement in the years ended December 31, 2006, December 31, 2005 and December 31, 2004.

Sprint Trademark License Agreement

A form of the trademark license agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part and the following description is qualified by reference.

We are parties to a trademark license agreement with Sprint Communications Company, L.P., or Sprint Communications, a subsidiary of Sprint Nextel Corporation, which governs our use of the “Sprint” and “Sprint PCS” brand in relation to the provision and marketing of mobile voice and data services and other related services. Prior to the consummation of this offering described herein, we expect to amend and restate the Sprint trademark license agreement. The following is a summary of the anticipated terms of the amended and restated agreement.

Scope of Right to Use Trademark.    Sprint Communications grants to us the right to use the “Sprint” and “Sprint PCS” name and logo in the United States, U.S. Virgin Islands and Puerto Rico for mobile voice and data services and related services, such as voicemail and messaging, subject to certain limitations.

Royalties.    We pay royalties to Sprint Communications in an amount equal to 0.25% of gross revenues, exclusive of the sale of handsets, up to an annual limit of $4 million, adjusted annually for inflation.

Term and Termination.    The Sprint trademark license agreement will expire in 2027. Both parties to the agreement are granted customary termination rights in case of breaches of the agreement—such as failure to pay amounts when due or failure to comply with material representations and obligations—which are not cured within a specified period of time, or in case of the insolvency of the other party. In addition, in the event that a direct strategic competitor of Sprint Nextel acquires control of us and Sprint Nextel terminates the PCS services agreement, otherwise assuming continued compliance with the terms of the Sprint trademark license agreement, Sprint Communications may notify us during the period beginning upon receipt of notice from us and ending 90 days following the consummation of the transaction resulting in such change of control, of its intention to terminate the agreement 24 months following the date of such notice. If a direct strategic competitor of the Virgin Group acquires control of us, VEL, may terminate the Virgin trademark license agreement as described in “Certain Relationships and Related Transactions—Virgin Trademark License Agreement” above. If VEL exercises its right to terminate the Virgin trademark license agreement, Sprint Communications may terminate the Sprint trademark license agreement as of the same date.

We must comply with several additional conditions on the use of the marks, including the condition that the marks not be used other than is consistent with guidelines approved by Sprint Communications.

We incurred costs of approximately $1.3 million, $1.1 million and $0.6 million, respectively, for royalty expenses under the trademark license agreement in the years ended December 31, 2006, December 31, 2005 and December 31, 2004.

Existing Subordinated Secured Revolving Credit Facility

Sprint Spectrum and the Virgin Group are lenders under our existing subordinated secured revolving credit facility and will receive approximately $             of the proceeds of this offering and its borrowings under the new senior secured credit facility in their capacity as lenders as a result of the repayment of the borrowings under the existing subordinated secured revolving credit facility. Following the repayment of the borrowings under the existing subordinated secured revolving credit facility, such facility will be terminated. See “Use of Proceeds” and “Description of Indebtedness—Existing Subordinated Secured Revolving Credit Facility”.

Distribution Arrangements

The distribution agreements described below are filed as exhibits to the registration statement of which this prospectus forms a part and the following descriptions are qualified by reference.

We distribute our products through Virgin Megastores and Sprint Nextel stores. In the year ended December 31, 2006, we recognized revenue of $10.4 million and $0.5 million, respectively, related to our distribution arrangements with Sprint Nextel and the Virgin Group. In the year ended December 31, 2005, we recognized revenue of $19.8 million and $0.5 million, respectively, related to our distribution agreements with Sprint Nextel and the Virgin Group and in the year ended December 31, 2004, we recognized $15.3 million and $1.4 million, respectively, related to such agreements. In addition, we have a distribution agreement with Sprint Nextel that enables us to sell our products in RadioShack stores. Sprint Nextel has agreed, subject to certain conditions, to permit us to sell our handsets directly to RadioShack, and we currently sell all our handsets to this retailer under an agreement between RadioShack and us.

Master Services Agreement

The master services agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part and the following description is qualified by reference.

In January 2003, we entered into a master service agreement with an affiliate of Sprint Nextel to purchase wireline communications services for our operations. We incurred costs of approximately $10.2 million, $8.3 million and $4.4 million, respectively, related to such agreement in the years ended December 31, 2006 December 31, 2005 and December 31, 2004.

DESCRIPTION OF INDEBTEDNESS

New Senior Secured Credit Facility

In connection with the consummation of this offering, we expect to enter into new senior secured credit facilities with a syndicate of financial institutions. We expect the new senior credit facility to consist of (i) an approximately $             million term loan facility and (ii) an approximately $             million revolving facility. We expect the terms of the new senior secured credit facilities to be similar to the terms of our existing senior secured credit facility described below under “—Existing Senior Secured Credit Facility.”

Existing Senior Secured Credit Facility

On July 19, 2006, Virgin Mobile USA, LLC entered into a senior secured credit facility with a syndicate of banks and other financial institutions led by JPMorgan Chase Bank, N.A., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, and J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners.

The senior secured credit facility consists of a term loan facility in the aggregate amount of $479.0 million with a maturity of four and one-half years. This facility will be repaid in full in connection with the consummation of this offering.

Interest Rate and Fees

The borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at Virgin Mobile USA, LLC’s option, either (a) an ABR rate determined by reference to higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds rate plus  1/2 of 1% or (b) a Eurodollar rate equal to 3-month LIBOR. The applicable margin for borrowings under the term loan facility is 3.95% with respect to ABR borrowings if Virgin Mobile USA, LLC’s leverage ratio is greater than or equal to 4.0 to 1.0 and 3.50% if Virgin Mobile USA, LLC’s leverage ratio is less than 4.0 to 1.0. The applicable margin for borrowings under the term loan facility is 4.95% with respect to Eurodollar borrowings if Virgin Mobile USA, LLC’s leverage ratio is greater than or equal to 4.0 to 1.0 and 4.50% if Virgin Mobile USA, LLC’s leverage ratio is less than 4.0 to 1.0.

Prepayments

The senior secured credit facility requires Virgin Mobile to prepay outstanding term loans, subject to certain exceptions, with:

•

100% (which percentage will be reduced to 50% if, for each of the preceding fiscal quarters, Virgin Mobile USA, LLC’s leverage ratio is less than or equal to 2.0 to 1.0 and its fixed charge coverage ratio is greater than 1.0 to 1.0) of the net proceeds of any incurrence of debt other than certain debt permitted under the senior secured credit facility;

•

100% of the net proceeds of asset sales (other than ordinary course sales or sales of worn out or obsolete property) and casualty and condemnation events, except that Virgin Mobile USA, LLC may instead apply up to $1 million of those proceeds per year to reinvest in certain assets;

•

100% (which percentage will be reduced to 75% and 50% if Virgin Mobile USA, LLC’s leverage ratio is less than or equal to 2.5 to 1.0 and 2.0 to 1.0, respectively, for any fiscal year ending after December 31, 2006) of its excess cash flow; and

•

100% (which percentage will be reduced to 50% if Virgin Mobile USA, LLC’s leverage ratio is less than or equal to 2.0 to 1.0) of the net proceeds of any capital contributions or issuances of capital stock.

Virgin Mobile USA, LLC may voluntarily prepay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary “breakage” costs with respect to Eurodollar loans.

Amortization

The term loan facility is repayable in quarterly installments in the amounts set forth below:

Installment	Principal Amount Per Quarter
September 30, 2006	$9,250,000
December 31, 2006	$9,250,000
March 31, 2007	$9,250,000
June 30, 2007	$9,250,000
September 30, 2007	$9,250,000
December 31, 2007	$9,250,000
March 31, 2008	$12,500,000
June 30, 2008	$12,500,000
September 30, 2008	$12,500,000
December 31, 2008	$12,500,000
March 31, 2009	$12,500,000
June 30, 2009	$12,500,000
September 30, 2009	$12,500,000
December 31, 2009	$12,500,000
March 31, 2010	$12,500,000
June 30, 2010	$12,500,000
September 30, 2010	$12,500,000
December 14, 2010	$286,000,000

Guarantee and Security

All obligations under the senior secured credit facility will be unconditionally guaranteed by Virgin Mobile USA, LLC’s future subsidiaries and certain of its future parent companies (excluding parent companies and non-U.S. subsidiaries to the extent a guarantee thereby would result in adverse tax consequences).

All obligations under the senior secured credit facility and the guarantees of those obligations (as well as cash management arrangements and certain swap agreements), are secured by a first priority lien on substantially all of the assets of Virgin Mobile USA, LLC and its future subsidiaries (excluding non-U.S. subsidiaries to the extent a pledge of the capital stock thereof would result in adverse tax consequences) and certain of its future parent companies, including, but not limited to, the following, and subject to certain exceptions:

•	a pledge of the capital stock of Virgin Mobile USA, LLC’s future U.S. subsidiaries and 65% of the capital stock of Virgin Mobile USA, LLC’s future non-U.S. subsidiaries;

•

a security interest in substantially all other tangible and intangible assets of Virgin Mobile USA, LLC and its future U.S. subsidiaries and certain of its future parent companies, including but not limited to Virgin Mobile USA, LLC’s (i) PCS services agreement with Sprint Spectrum L.P., (ii) trademark license agreement with Virgin Enterprises Limited and (iii) trademark license agreement with Sprint Communications Company, L.P.

Certain Covenants and Events of Default

The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of Virgin Mobile USA, LLC and its subsidiaries to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase capital stock;

•	enter into agreements that restrict dividends from subsidiaries;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale and leaseback transactions;

•	engage in certain transactions with affiliates;

•	issue preferred stock;

•	make capital expenditures;

•	amend certain material agreements;

•	change the business conducted by Virgin Mobile USA, LLC and its subsidiaries; and

•	enter into hedging agreements.

In addition, the senior secured credit facility requires Virgin Mobile USA, LLC to maintain the following financial covenants:

•	a minimum amount of working capital;

•	a minimum amount of net service revenue (tested quarterly through December 31, 2006);

•	a maximum consolidated leverage ratio (tested quarterly commencing March 31, 2007); and

•	a minimum fixed charge coverage ratio (tested quarterly commencing September 30, 2007).

The senior secured credit facility also contains certain customary affirmative covenants and events of default.

Existing Subordinated Secured Revolving Credit Facility

On July 19, 2006, Virgin Mobile USA, LLC entered into a subordinated secured revolving credit facility with Virgin Entertainment Holdings, Inc. and Sprint Spectrum L.P., affiliates of the Virgin Group and Sprint Nextel Corporation, respectively.

The existing subordinated secured revolving credit facility provides for commitments in the aggregate amount of $100.0 million. The unutilized revolving commitments terminate and the outstanding revolving loans mature on the earlier of (a) the date all obligations owing under the existing senior secured credit facility are repaid in cash in full, and (b) December 14, 2010. As of December 31, 2006, there was $58 million outstanding under the existing subordinated secured revolving credit facility. This facility will be repaid in full and terminated in connection with the consummation of this offering.

Interest Rate and Fees

The borrowings under the existing subordinated secured revolving credit facility bear interest at a rate equal to an applicable margin plus a Eurodollar rate equal to 3-month LIBOR. The applicable margin for borrowings under the existing subordinated secured revolving credit facility is 4.95% if Virgin Mobile USA, LLC’s leverage ratio is greater than or equal to 4.0 to 1.0 and 4.50% if Virgin Mobile USA LLC’s leverage ratio is less than 4.0 to 1.0. If on any date the Eurodollar rate cannot be determined, each revolving loan shall bear interest at a rate per annum equal to 12% for each such day.

In addition to paying interest on outstanding principal under the existing subordinated secured revolving credit facility, Virgin Mobile USA, LLC is required to pay a commitment fee to the lenders under the existing subordinated secured revolving credit facility at a rate per annum equal to 0.50% on the average daily unused portion of the existing subordinated secured revolving credit facility.

Prepayments

The existing subordinated secured revolving credit facility requires Virgin Mobile USA, LLC to prepay outstanding revolving loans, subject to certain exceptions, with:

•	100% of the aggregate unpaid principal amount of all revolving loans then outstanding in excess of the then-available revolving commitments;

•

100% of the aggregate unpaid principal amount of all revolving loans owing to any lender in excess of that lender’s pro rata share (unless all lenders agree to such lender holding a non pro rata share);

•

100% of any net cash proceeds (as defined in the senior secured credit facility) from the issuance of any indebtedness, the occurrence of any asset sale or any recovery event in excess of the prepayments required under the senior secured credit facility; and

•

100% of any revolving loan if, three months after the date of the making of the loan or the rollover of the loan, any acceleration of, or other enforcement of remedies with respect to, the senior debt occurs.

Guarantee and Security

All obligations under the existing subordinated secured revolving credit facility will be guaranteed by Virgin Mobile USA, LLC’s future subsidiaries and certain of its future parent companies (excluding parent companies and non-U.S. subsidiaries to the extent a guarantee thereby would result in adverse tax consequences). All obligations under the existing subordinated secured revolving credit facility, and the guarantees of those obligations (as well as cash management arrangements and certain swap agreements), are secured by a subordinated lien on substantially all of the assets of Virgin Mobile USA, LLC and its future subsidiaries (excluding non-U.S. subsidiaries to the extent a pledge of the capital stock thereof would result in adverse tax consequences).

Pursuant to the Subordination and Intercreditor Agreement dated as of July 19, 2006 among J.P. Morgan Chase Bank, N.A., as administrative agent for the senior creditors, Virgin Entertainment Holdings, Inc. and Sprint Spectrum L.P., as the subordinated lenders and Virgin Mobile USA, LLC, all security interests granted to the lenders under the existing subordinated secured revolving credit facility are subordinate to those granted to the lenders under the senior secured credit facility.

Certain Covenants and Events of Default

The existing subordinated secured revolving credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of Virgin Mobile USA, LLC and its subsidiaries to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase capital stock;

•	enter into agreements that restrict dividends from subsidiaries;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale and leaseback transactions;

•	engage in certain transactions with affiliates;

•	issue preferred stock;

•	make capital expenditures;

•	amend certain material agreements;

•	change the business conducted by Virgin Mobile USA, LLC and its subsidiaries; and

•	enter into hedging agreements.

In addition, the existing subordinated secured revolving credit facility requires Virgin Mobile USA, LLC to maintain the following financial covenants:

•	a minimum amount of working capital;

•	a minimum amount of net service revenue (tested quarterly through December 31, 2006);

•	a maximum consolidated leverage ratio (tested quarterly commencing March 31, 2007); and

•	a minimum fixed charge coverage ratio (tested quarterly commencing September 30, 2007).

The existing subordinated secured revolving credit facility also contains certain customary affirmative covenants and events of default.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock as it will be in effect upon the consummation of this offering is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Upon consummation of this offering, our authorized capital stock will consist of              shares of Class A common stock, par value $0.01 per share, one share of Class B common stock, par value $0.01 per share,              shares of Class C common stock, par value $0.01 per share, and              shares of preferred stock. Immediately following the completion of this offering, there are expected to be              shares of Class A common stock (             shares if the underwriters exercise in full their over-allotment option), one share of Class B common stock,              shares of Class C common stock and no shares of preferred stock, outstanding. In addition,              shares of our Class A common stock will be subject to vesting options and              unvested options to purchase shares of our Class A common stock will held by our directors, officers and employees.

Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

General

Holders of our Class A common stock, Class B common stock and Class C common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation or as otherwise required by applicable law.

Class A common stock

Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Subject to the transfer restrictions set forth in the Operating Partnership’s partnership agreement, Sprint Ventures and other holders of partnership units in the Operating Partnership (other than us) may exchange such units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Class B common stock

Upon completion of this offering, the outstanding share of our Class B common stock will be held by Sprint Ventures, providing it with a voting interest in Virgin Mobile USA, Inc. equivalent to its economic interest in the Operating Partnership. The holder of our Class B common stock (other than Virgin Mobile USA, Inc. or any of its subsidiaries) will be entitled to a number of votes that is equal to the total number of shares of Class A common stock for which the partnership units that such holder of our Class B common stock holds in the Operating Partnership are exchangeable. Our Class B common stock is non-transferable. At such time as no units of the Operating Partnership remain exchangeable into shares of our Class A common stock, our Class B common stock will be cancelled.

Holders of our Class B common stock will not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Virgin Mobile USA, Inc.

Class C common stock

Upon completion of this offering, all outstanding shares of our Class C common stock will be held by the Virgin Group. Holders of our Class C common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of our Class C common stock are entitled to receive dividends at the same rate of Class A common stockholders when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class C common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our Class C common stock do not have preemptive, subscription or redemption rights.

Each share of Class C common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class C common stock shall convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including the following:

•	transfers between the Virgin Group and Sprint Nextel; and

•	transfers for tax and estate planning purposes, including to trusts, corporations and partnerships controlled by a holder of Class C common stock.

Once transferred and converted into Class A common stock, the Class C common stock shall not be reissued.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your Class A common stock over the market price of the Class A common stock.

Registration Rights

The Virgin Group, holders of              shares of our Class A common stock and              shares of Class C common stock, Sprint Ventures, holders of units of the Operating Partnership that are convertible into              shares of our Class A common stock, and certain other holders of our Class A common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our registration rights agreement under “Certain Relationships and Related Transactions—Registration Rights Agreement” described above.

Authorized but Unissued Capital Stock

The General Corporation Law of Delaware does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the Class A common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law

We are subject to Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or held 85% of our voting stock at the time of the consummation of the transaction in which such person attained the status of an “interested stockholder” or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, consolidation, stock sale or any sale of more than 10% of our assets involving us and the “interested stockholder,” or any other transaction resulting in a financial benefit to the “interested stockholder.” In general, an “interested stockholder” is any entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that beneficially owns 15% or more of our outstanding voting stock or any entity or person affiliated with or controlling or controlled by any such entity or person. The ownership interest of each of Sprint Ventures and the Virgin Group has been approved by our board of directors and is thus exempt from Section 203.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their interests.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of our amended and restated certificate of incorporation and bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what our board of directors believes to be in the best interests of us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders.

Written Consent of Stockholders.    Our amended and restated certificate of incorporation and bylaws will provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent except as specifically provided therein with respect to Sprint Ventures and the Virgin Group and the Class B and Class C common stock held by them. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholders meeting. The elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders meeting and satisfy the applicable notice provisions set forth in our bylaws.

Amendment of the Bylaws.    Under the General Corporation Law of Delaware, the power to adopt, amend or repeal a corporation’s bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our amended and restated certificate of incorporation and bylaws will grant our board of directors the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at a regular or special meeting of stockholders by an affirmative vote of not less than a majority in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

Amendment of Certificate of Incorporation.    The provisions of our amended and restated certificate of incorporation that could have anti-takeover effects as described above are subject to amendment, alteration, repeal, or rescission require approval by (i) our board of directors and (ii) the affirmative vote of not less than a majority in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class, depending on the subject provision. This requirement makes it more difficult for stockholders to make changes to the provisions in our certificate of incorporation which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions.

Special Meetings of Stockholders.    Our bylaws preclude our stockholders, other than Sprint Ventures and the Virgin Group, from calling special meetings of stockholders or requiring the board of directors or any officer to call such a meeting or from proposing business at such a meeting. Our bylaws provide that only a majority of our board of directors, the chairman of the board of directors or the chief executive officer can call a special meeting of stockholders, provided that each of Sprint Ventures and the Virgin Group will be able to call special meetings of stockholders so long as each holds a minimum of 25% ownership in us. Because our stockholders do not have the right to call a special meeting, a stockholder cannot force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board of directors or the chief executive officer believes the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Other Limitations on Stockholder Actions.    Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. In addition, the ability of our stockholders to remove directors without cause is precluded.

Transfer Agent and Registrar

                     is the transfer agent and registrar for our common stock.

Listing

We have applied for listing of our common stock on the New York Stock Exchange under the symbol “VM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.

Upon completion of this offering we will have a total of              shares of our Class A common stock outstanding, or              shares assuming the underwriters exercise in full their option to purchase additional shares. All of these shares will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.

In addition, upon consummation of this offering, Sprint Ventures will beneficially own              partnership units in the Operating Partnership. Pursuant to the terms of our amended and restated certificate of incorporation, Sprint Ventures could from time to time exchange its partnership units in the Operating Partnership for shares of our Class A common stock on the basis of one partnership unit for one share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Furthermore, upon consummation of this offering the Virgin Group will beneficially own              shares of our Class A common stock and              shares of Class C common stock. Pursuant to the terms of our amended and restated certificate of incorporation, the Virgin Group could at any time convert its shares of Class C common stock into shares of our Class A common stock on a one-for-one basis.

Shares of our Class A common stock issuable to Sprint Ventures and the Virgin Group upon exchange or conversion, as the case may be, would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of Class A common stock will not be freely transferable to the public. We intend, however, to enter into a registration rights agreement with Sprint Ventures and the Virgin Group that would require us to register under the Securities Act these shares of Class A common stock. See “Description of Capital Stock—Registration Rights” and “Certain Relationships and Related Transactions—Registration Rights Agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

In addition, we expect to grant equity-based awards under our Omnibus Share Plan. The number of shares of our Class A common stock available for awards under the terms of the plan is              (subject to adjustments for stock splits, stock dividends and similar events) which equals approximately     % shares of our Class A common stock outstanding immediately following this offering. We intend to file one or more registration statements on Form S-8 under the Securities Act to register Class A common stock issued or reserved for issuance under the plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.

Lock-Up Arrangements

We, our executive officers and directors and the selling stockholders have agreed not to sell or transfer any of our Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of             . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Class A common stock;

•	sell any option or contract to purchase any Class A common stock;

•	purchase any option or contract to sell any Class A common stock;

•	otherwise dispose of or transfer any Class A common stock;

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise;

•

make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of Class A common stock or securities convertible, exercisable or exchangeable into Class A common stock or any of our other securities; or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock but it will not apply to Class A common stock owned now or acquired following the execution of the agreement. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three month period a number of restricted securities that does not exceed the greater of 1% of the then outstanding common stock and the average weekly trading volume during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one year holding period requirement) in order to sell shares of Class A common stock which are not restricted securities (such as shares acquired by affiliates either in this offering or through purchases in the open market following this offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.

Rule 701

Certain of our employees who acquired their shares in connection with awards pursuant to our stock incentive plans, which are written compensatory plans, are entitled to rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these stockholders, whether or not they are an affiliate of ours, are permitted to sell the shares subject to Rule 701 without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell their Rule 701 shares without complying with the volume, notice or public information requirements of Rule 144 described above.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO

NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the Class A common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Class A Common Stock

Any gain realized on the disposition of our Class A common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Class A Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC, are acting as representatives of each of the underwriters named below and are joint book-running managers for this offering. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of Class A common stock set forth opposite its name below.

Underwriters	Number of Shares
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of Class A common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of Class A common stock offered hereby (other than those shares of Class A common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the sale of the reserved shares referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Commissions and Discounts

The representatives have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise of the underwriters’ option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us (before expenses)	$	$	$
Proceeds to the selling stockholders (before expenses)	$	$	$

The total expenses of this offering, not including the underwriting discount, are estimated at $             and are payable by us.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                shares of our Class A common stock at the initial public offering price less underwriting discounts. This option may be exercised if the underwriters sell more than                shares of our Class A common stock in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Reserved Shares

At our request, the underwriters have reserved for sale at the initial public offering price up to                shares of our Class A common stock offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day lock up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to the Company occurs, in the same manner as described below under “No Sales of Similar Securities.”

No Sales of Similar Securities

We, our executive officers and directors and the selling stockholders have agreed not to sell or transfer any of our Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Class A common stock;

•	sell any option or contract to purchase any Class A common stock;

•	purchase any option or contract to sell any Class A common stock;

•	otherwise dispose of or transfer any Class A common stock;

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise;

•

make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of Class A common stock or securities convertible, exercisable or exchangeable into Class A common stock or any of our other securities; or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock but it will not apply to Class A common stock owned now or acquired following the execution of the agreement. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC have advised us that (i) they have no present intention or arrangement to release any securities subject to this lock-up provision, (ii) there are no specific criteria that they will use in determining whether to release any securities subject to this lock-up provision, (iii) the release of any securities will be considered on a case by case basis and (iv) the factors they could use in deciding whether to release securities may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our Class A common stock, historical trading volumes of our Class A common stock and whether the person seeking the waiver is an officer, director or affiliate of the Company.

                 shares of our Class A common stock, including shares of Class A common stock issuable upon conversion of Class C common stock and exchange of the partnership units in the Operating Partnership, will be subject to this lock-up provision.

Listing on NYSE

After pricing of this offering, we expect the shares of Class A common stock to be listed on the NYSE under the symbol “VM.”

Offering Price Determination

Before this offering, there has been no established public trading market for our Class A common stock. The public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our past and present operations, and the prospects for, and timing of our future revenue;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the public offering price.

Discretionary Sales

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

NASD Regulations and Certain Relationships

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is a lender to us under our existing senior secured credit facility. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated is the syndication agent, joint lead arranger and joint bookrunner in our existing senior secured credit facility. The terms of the senior secured credit facility are as described under “Description of Indebtedness—Existing Senior Secured Credit Facility.” Since the net proceeds of this offering to us will be used to repay our existing senior secured credit facility, the affiliate may receive over 10% of the net proceeds of this offering. Because an underwriter may receive more than 10% of the entire net proceeds in this offering, such underwriter may be deemed to have a conflict of interest under Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc., or NASD. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than recommended by a “qualified independent underwriter” as defined by the NASD.              will serve in that capacity and has performed due diligence investigation and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

In connection with our existing senior secured credit facility, we entered into an interest rate swap, with an affiliate of Lehman Brothers, with a notional value of $115.1 million as of December 31, 2006.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking or other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of our Class A common stock is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of the Class A common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of Class A common stock or has in its possession or distributes the prospectus.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares of Class A common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of Class A common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of shares of class A common stock shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of Class A common stock to the public” in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement) has been prepared in connection with the offering of the shares of Class A common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares of Class A common stock have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares of Class A common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares of Class A common stock acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

This offering is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the UK Financial Services and Markets Act 2000, or FSMA, and each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which section 21(1) of FSMA does not apply to us. Each of the underwriters agrees and acknowledges that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

The offering of the shares of class A common stock has not been cleared by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares of class A common stock may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the shares of class A common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares of Class A common stock or distribution of copies of the prospectus or any other document relating to the shares of Class A common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares of class A common stock in the offering is solely responsible for ensuring that any offer or resale of the shares of class A common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions above relating to the “European Economic Area” shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Stamp Taxes

If you purchase shares of Class A common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

VALIDITY OF THE SHARES

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. A spouse of a member of Simpson Thacher & Bartlett LLP is a director and holder of less than 1% of our common stock. Skadden, Arps, Slate, Meagher & Flom LLP has represented us from time to time and may continue to represent us in connection with various legal matters.

EXPERTS

The financial statements of Virgin Mobile USA, LLC and Bluebottle USA Investments L.P. at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and the balance sheet of Virgin Mobile USA, Inc. at April 17, 2007 included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the Securities and Exchange Commission maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the Securities and Exchange Commission upon the payment of certain fees prescribed by the Securities and Exchange Commission. You may obtain further information about the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the Securities and Exchange Commission. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the Securities and Exchange Commission at the address noted above or inspect them without charge at the Securities and Exchange Commission’s website. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Virgin Mobile USA, LLC:

In our opinion, the accompanying balance sheets and the related statements of operations and of comprehensive loss, members’ deficit and cash flows present fairly, in all material respects, the financial position of Virgin Mobile USA, LLC (the “Company”) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2 to the financial statements, the Company changed its method of accounting for share-based compensation in 2005.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

March 1, 2007

VIRGIN MOBILE USA, LLC

Balance Sheets

As of December 31, 2006 and 2005

(In thousands)

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$—	$18,562
Accounts receivable, less allowances of $471 and $ 1,515	70,961	68,549
Due from related parties	12,301	11,754
Other receivables	15,103	4,919
Inventories	90,815	44,402
Prepaid expenses and other current assets	26,188	19,261

Total current assets	215,368	167,447

Property and equipment	126,324	91,871
Accumulated depreciation and amortization	(74,796)	(46,415)

Property and equipment, net	51,528	45,456
Other assets	10,043	8,312

Total assets	$276,939	$221,215

Liabilities and Members’ deficit
Current liabilities:
Accounts payable	$95,243	$77,934
Due to related parties	41,351	55,755
Book cash overdraft	34,769	—
Accrued expenses	96,150	92,049
Deferred revenue	127,434	96,398
Current portion of long-term debt	37,000	497,500

Total current liabilities	431,947	819,636

Long-term debt	423,500	—
Related party debt	58,000	—
Other liabilities	7,417	23,262

Total non-current liabilities	488,917	23,262

Commitments and contingencies (see Note 12)
Members’ deficit:
Additional paid-in-capital	48,825	35,491
Accumulated deficit	(694,341)	(657,634)
Accumulated other comprehensive income	1,591	460

Total members’ deficit	(643,925)	(621,683)

Total liabilities and members’ deficit	$276,939	$221,215

The accompanying notes are an integral part of these financial statements.

VIRGIN MOBILE USA, LLC

Statements of Operations and of Comprehensive Loss

For the years ended December 31, 2006, 2005, and 2004

(In thousands)

	2006	2005	2004
Operating revenue
Net service revenue	$1,020,055	$883,816	$567,006
Net equipment revenue	90,524	106,116	123,632

Total operating revenue	1,110,579	989,932	690,638

Operating expenses
Cost of service (exclusive of depreciation and amortization)	299,130	309,321	229,283
Cost of equipment	378,981	361,655	364,042
Selling, general and administrative (exclusive of depreciation and amortization)	401,732	346,470	253,178
Loss from litigation (see Note 12)	(15,384)	29,981	—
Depreciation and amortization	28,381	19,413	12,891

Total operating expenses	1,092,840	1,066,840	859,394

Operating income/(loss)	17,739	(76,908)	(168,756)

Other expense/(income)
Interest expense	52,178	25,008	5,427
Other expense/(income)	2,268	949	(305)

Total other expense	54,446	25,957	5,122

Net loss	(36,707)	(102,865)	(173,878)
Other comprehensive income:
Unrealized gain on interest rate swap	1,131	460	—

Total comprehensive loss	$(35,576)	$(102,405)	$(173,878)

The accompanying notes are an integral part of these financial statements.

VIRGIN MOBILE USA, LLC

Statements of Changes in Members’ Deficit

For the years ended December 31, 2006, 2005, and 2004

(In thousands)

	Additional paid- in-capital	Accumulated deficit	Accumulated other comprehensive income	Total Members’ Deficit
Balance at January 1, 2004	$293,715	$(380,891)	$—	$(87,176)
Net loss	—	(173,878)	—	(173,878)
Capital contributions	73,286	—	—	73,286
Units earned by a Member	21,988	—	—	21,988
Amortization of non-cash compensation expense	5	—	—	5

Balance at December 31, 2004	388,994	(554,769)	—	(165,775)
Net loss	—	(102,865)	—	(102,865)
Units issued to a Member	7,623	—	—	7,623
Return of capital	(362,601)	—	—	(362,601)
Amortization of non-cash compensation expense	1,475	—	—	1,475
Unrealized gain on interest rate swap	—	—	460	460

Balance at December 31, 2005	35,491	(657,634)	460	(621,683)
Net loss	—	(36,707)	—	(36,707)
Capital contributions	2,692	—	—	2,692
Units issued to a Member	8,079	—	—	8,079
Amortization of non-cash compensation expense	2,563	—	—	2,563
Unrealized gain on interest rate swap	—	—	1,131	1,131

Balance at December 31, 2006	$48,825	$(694,341)	$1,591	$(643,925)

The accompanying notes are an integral part of these financial statements.

VIRGIN MOBILE USA, LLC

Statements of Cash Flows

For the years ended December 31, 2006, 2005, and 2004

(In thousands)

	2006	2005	2004
Operating Activities
Net loss	$(36,707)	$(102,865)	$(173,878)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	28,381	19,413	12,891
Amortization of deferred financing costs	4,021	1,790	1,456
Non-cash charges associated with unit and option grants	9,024	9,098	21,993
Non-cash revenues associated with barter transactions	(3,195)	—	—
Non-cash cost of royalties and services	2,692	—	33,853
Provision for bad debts	375	1,373	—
Changes in assets and liabilities:
Accounts receivable	(2,787)	(4,062)	(19,224)
Due from related parties	(547)	(7,786)	(2,879)
Other receivables	(9,053)	(2,389)	(1,434)
Inventories	(46,413)	(3,350)	(26,976)
Prepaid expenses and other assets	(8,471)	2,464	(10,898)
Accounts payable	17,309	13,156	51,834
Due to related parties	(14,404)	8,837	26,620
Deferred revenue	31,036	26,854	41,953
Accrued expenses and other liabilities	(10,126)	35,789	4,179

Net cash used in operating activities	(38,865)	(1,678)	(40,510)

Investing Activities
Capital expenditures	(34,453)	(33,607)	(26,288)

Net cash used in investing activities	(34,453)	(33,607)	(26,288)

Financing Activities
Change in book cash overdraft	34,769	(7,455)	(8,555)
Proceeds from long-term debt/notes payable	—	500,000	36,793
Repayment of long-term debt	(37,000)	(2,500)	—
Repayment of line of credit	—	(42,919)	—
Repayment of note payable	—	—	(20,000)
Net change in related party debt/notes payable	58,000	(20,000)	20,000
Financing fees	(1,013)	(10,678)	(872)
Return of Capital to Members	—	(362,601)	—
Capital contributions	—	—	39,432

Net cash provided by financing activities	54,756	53,847	66,798

Net (decrease) increase in cash and cash equivalents	(18,562)	18,562	—
Cash and cash equivalents at beginning of period	18,562	—	—

Cash and cash equivalents at end of period	$—	$18,562	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$52,328	$24,247	$3,692
Non-cash financing activities:
Contributions by Members	$2,692	$—	$33,853
Equity earned by Members	$8,079	$7,623	$21,988

The accompanying notes are an integral part of these financial statements.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

1. The Company

Virgin Mobile USA, LLC (the “Company”), a Delaware limited liability company, was formed in October 2001 as a joint venture between Sprint Ventures Inc., a wholly owned subsidiary of Sprint Nextel Corporation, and Bluebottle USA Holdings L.P., an affiliate of Sir Richard Branson’s Virgin Group (collectively, with two minority interest holders, the “Members”) and is governed by the Third Amended & Restated LLC Agreement of the Company, as amended (the “LLC Agreement”). The Company is a mobile virtual network operator, commonly referred to as an MVNO, offering prepaid, or pay-as-you-go wireless communication services, including voice, data, and entertainment content.

The Company uses the “Virgin Mobile” name and logo under license from Virgin Enterprises Ltd. The Company does not maintain a wireless network but offers service over the nationwide Sprint PCS network under the terms of a PCS Services Agreement between the Company and Sprint Spectrum L.P. The Company conducts its business within one industry and geographic segment.

The Company has incurred substantial losses and negative cash flows from operations since inception, and has an accumulated deficit as of December 31, 2006. The Company makes significant initial cash outlays to acquire new subscribers in the form of handset and other subsidies. In 2007, management expects these costs to be funded primarily through service revenue generated from the Company’s existing subscriber base. Based on the Company’s expected cash flows from operations and available funds from its current credit facilities, management believes that the Company has the ability to meet its obligations at least through December 31, 2007. If the Company materially underachieves its operating plan and its existing line of credit and cash flow from operations become insufficient to allow the Company to meet its obligations, the Company is committed to taking certain alternative actions that could include curtailing marketing and other variable costs.

The Company’s term loan and revolving credit facility contain financial covenants (see Note 6). If these covenants are not met, the Company’s cash availability under the credit line could be eliminated and outstanding borrowings under term loan and revolving credit facility could become due.

2. Summary of Significant Accounting Policies

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates relate to estimated lives of depreciable assets, allowance for product returns, and allowance for price protection to retailers. Estimates for product returns are based on historical experience and estimates for price protection to retailers are based on expected future payments. Estimates for product returns and price protection are included in Accounts receivable and Due from related parties. The Company is also required to make certain estimates with regard to the valuation of awards and forfeiture rates for its share-based award programs. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the Financial Statements in the period they are deemed to be necessary. Actual results could differ from those estimates.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

Cash and Cash Equivalents

All highly liquid investments with maturities of 90 days or less at the date of purchase are considered cash equivalents. Outstanding checks in excess of cash balances with the same financial institution totaled $34.8 million as of December 31, 2006. This amount was recorded as a Book cash overdraft and classified as a current liability in the Balance Sheets and as a financing activity in the Statements of Cash Flows.

Allowance for Doubtful Accounts

The Company maintains allowances for uncollectible accounts for estimated losses resulting from the inability of customers to make required payments. Estimates are based on aging of the account receivable balances, customer credit evaluations, and historical write-off experiences, net of anticipated recoveries.

Inventory

Inventories, which consist primarily of handsets and accessories, including inventory on consignment, are valued at the lower of cost or replacement value using the FIFO method. Handset costs in excess of the revenue generated from handset sales, or handset subsidies, are expensed at the time of sale. The cost for refurbished handsets is valued at the lower of fair market value or repair cost. A provision is made to reduce any excess, obsolete, or slow moving inventory to its net realizable value.

Vendor Allowances

The Company receives cash consideration from its vendors for cooperative advertising and other sales incentives. In accordance with the provisions of EITF 02-16 Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, the Company records such consideration received as a reduction to Cost of equipment or Selling, general and administrative expense when such consideration represents a reimbursement of a specific identifiable cost incurred in selling the vendor’s products.

Property and Equipment

Property and equipment are carried at cost. Expenditures for major renewals and betterments that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When Property and equipment are sold or otherwise disposed of, the cost and related Accumulated depreciation and amortization are relieved and any resulting gain or loss is included in the Statement of Operations.

Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Furniture and fixtures	3-7 years
Leasehold improvements	shorter of the lease term or 3 years
Computer equipment	3 years
IT network/infrastructure	3-5 years

Computer Software Costs

Software costs incurred in connection with obtaining and developing internal use software (“software costs”), are capitalized in accordance with Statement of Position (SOP) No. 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Subsequent additions, modifications or upgrades to

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a function it previously did not perform. Software costs are amortized using the straight-line method over a period not to exceed three years and are included in Property and equipment (see Note 5). Software maintenance and training costs are expensed in the period in which they are incurred.

Debt Financing Fees

The Company capitalizes costs directly associated with acquiring financing. Debt financing fees are amortized as interest expense over the term of the related indebtedness, utilizing either the straight-line or effective interest rate method, as appropriate. As of December 31, 2006 and 2005, net deferred financing fees were $6.7 million and $9.7 million, respectively. These deferred financing fees were included in Other current assets and Other assets based upon their expected amortization.

Revenue Recognition

The Company’s revenue recognition policies are in accordance with Staff Accounting Bulletin No. 104 Revenue Recognition. The Company’s revenue is derived primarily from the provision of wireless service and the sale of wireless equipment. Wireless service revenue includes airtime and data service charges. Prepayments for wireless service are recorded as Deferred revenue and recognized as revenue as the customer uses the airtime or data services or when the prepaid customer balances expire. Also included are reductions for certain airtime taxes and regulatory fees.

The revenue and related expenses associated with the sale of wireless equipment (handsets and accessories), other than consignment sales discussed below, are recognized when title and risk of loss pass to the customer, which is typically a retailer. Returns and price protection to retailers are estimated and recorded as a reduction to revenue in the period in which the related sales occurred.

Consignment Sales

In December 2006, the Company entered into consignment handset sales agreements with certain retailers. For consignment sales, the Company recognizes sales, net of expected returns, upon the consignees’ sale to the end-user. The title passes to the consignee concurrent with the purchase by end-users at retail locations. Returns are estimated and recorded as a reduction to revenue in the period in which the related sales occurred.

Payments to Customers/Resellers

The Company makes payments to certain retail partners for cooperative advertising and commissions. In accordance with the provisions of EITF 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”), these fees are generally recorded as a reduction of Equipment revenue. However, when the Company receives an identifiable benefit for the consideration that is sufficiently separable from the associated sale and the Company can reasonably estimate the fair market value of the benefit received or if the consideration provided is non-cash, the Company records these costs as Selling, general and administrative expenses.

Barter Transaction

In 2006, the Company entered into a transaction with a barter company whereby it exchanged handset inventory for a combination of cash and barter credits. These barter credits are expected to be utilized as partial

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

payment for future advertising. The Company accounted for these barter credits in accordance with APB No. 29 Accounting for Non-monetary Transactions, and EITF No. 93-11 Accounting for Barter Transactions Involving Barter Credits, which presumes that the fair value of the non-monetary asset exchanged is more clearly evident than the fair value of the barter credit received and that the barter credits should be reported at the fair value of the nonmonetary asset exchanged. Accordingly, the transaction was recorded based on the fair value of the handsets exchanged, which was determined to be their carrying value, and no gain or loss was recorded on the transaction. The barter credits are recorded in Prepaid expenses and other current assets and Other assets, depending on the expected utilization of the credits. The Company will review the barter credits regularly for impairment. No impairments were recognized in 2006.

Advertising Costs

Advertising costs, cooperative advertising, and other promotional expenditures are expensed as incurred. For the years ended December 31, 2006, 2005, and 2004 the Company incurred total advertising costs of $57.8 million, $35.9 million, and $55.6 million, respectively.

Income Taxes

The Company is a limited liability company and, accordingly, all federal, state, and local income taxes are the responsibility of the Members. Profits and losses are allocated to the Members according to the LLC Agreement. Accordingly, no provision (benefit) for income taxes has been reflected in the accompanying financial statements.

Accounting for Share-Based Awards

The Company adopted SFAS No. 123R Share Based Payment (“SFAS 123R”), on January 1, 2005, utilizing the prospective transition method as of the effective date, as required for nonpublic entities previously utilizing the minimum value method under SFAS No. 123 Accounting for Stock Based Compensation (“SFAS 123”), for pro forma disclosures. Under this transition method, the Company is required to record compensation expense for all awards granted or modified after the date of adoption. The prospective transition method therefore permitted the Company to continue accounting for options granted prior to January 1, 2005 under the accounting principles originally applied to those awards, namely APB No. 25 Accounting for Stock Issued to Employees (“APB 25”) and its related interpretive guidance.

For options issued prior to January 1, 2005, no compensation cost was recognized for grants that were issued with an exercise price that was at least equal to the fair value of the underlying units, in accordance with APB 25.

The Company made a capital distribution to the Members in July 2005 in connection with executing a new credit facility (see Notes 6 and 7). As a result, the value of all share-based awards outstanding at the time was decreased, affecting 90 current and former employees who had share-based awards. The Company did not modify these awards to reduce the exercise prices accordingly. Therefore, there was a deemed modification to all such share-based awards accounted for under APB 25 as of July 2005, which made all such awards subject to the provisions of SFAS 123R. As the value of the awards decreased at the time of the deemed modification, there was no additional incremental value required to be recognized in the financial statements. Additionally, in accordance with the requirements of the prospective transition method, the Company was no longer required to provide prior year SFAS 123 pro-forma disclosures for options granted prior to January 1, 2005, which were valued utilizing the minimum value method.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

As of December 31, 2006 and 2005, all the Company’s unit option awards were classified as equity awards, while all the Company’s stock appreciation right awards were classified as liability awards (see Note 8).

The Company elected to amortize the fair value of its share-based awards on a straight-line basis over the requisite service period, which is generally the vesting period.

Valuation of Awards

In accordance with the prospective transition method, the fair value of all awards issued prior to the adoption of SFAS 123R was zero for financial statement recognition and disclosure purposes. In 2006, the fair value of option awards issued was estimated as of the grant date based on the Black-Scholes option pricing model (the “Black-Scholes model”), while the fair value of liability awards issued that had a price cap limitation was estimated as of the grant date based on the Traditional Binomial option pricing model (the “Binomial model”). In 2005, the fair value of all the Company’s share-based awards was estimated as of the grant date based on the Black-Scholes model. Liability awards are also revalued every financial reporting period based on the Black-Scholes or Binomial model, as appropriate. The Black-Scholes and Binomial models take into account the exercise price and expected life of the award, the current value and expected volatility of the underlying units, expected dividends, and the risk-free interest rate for the expected term of the award. In addition, the Binomial model considers any price cap limitations upon exercise. Judgment was required in determining certain inputs to the model as follows.

The following weighted average assumptions were used for both the Black-Scholes and Binomial models in 2006 and 2005:

	Option Awards At Grant Date		SAR Awards
			At Grant Date		At December 31,
	2006	2005	2006	2005	2006	2005
Expected volatility	66.09%	66.10%	66.09%	66.79%	51.63%	66.09%
Expected life	4.0 years	4.5 years	4.0 years	0.8 years	3.5 years	1.5 years
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate	4.58%	3.74%	5.00%	3.29%	4.59%	4.36%

Expected Life and Volatility

As a private entity that commenced operations in 2002, with no share-based awards that have yet become exercisable, the Company had insufficient historical data to compute either a Company specific expected life or expected volatility for its awards. Therefore, the Company identified a group of similar entities, based on industry, size, and other factors (the “Peer Group”), to provide comparative data to determine these inputs. The Company elected to utilize the 50th percentile of the Peer Group’s expected lives and the average of their implied and median volatilities over the expected life as appropriate inputs to the Black-Scholes and Binomial models.

Risk-free Interest Rate

The risk-free interest rate was interpolated based on a weighted average of the implied yield on U.S. Treasury zero-coupon issues commensurate with the estimated expected life in effect at the valuation date.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

Expected Dividend Yield

The Company used an expected dividend rate of 0%, based on the fact that the Company has never paid dividends, and has no present intention to do so.

Estimate of Forfeitures

In 2006, forfeiture estimates were primarily based on historical forfeiture data on its share-based award programs. In 2005, forfeitures were estimated based on historical employee turnover rates, since the Company’s historical forfeiture data on its share-based award programs was insufficient to estimate future activity.

Concentration of Risk

Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of Cash and cash equivalents and Accounts receivable. Substantially all of the Company’s Cash and cash equivalents are managed by one financial institution. As of December 31, 2006 and 2005, four customers accounted for 81% and 90%, respectively, of the Accounts receivable balance. To the extent the Company’s receivables become delinquent, collection activities commence. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. As of December 31, 2006, 2005, and 2004, such losses have been immaterial.

Other Risks

The Company’s business substantially depends on the reliability and security of the nationwide Sprint PCS network. Any disruption of network related services would have a material adverse effect on the Company’s operating results, financial position, and cash flows.

Although the Company attempts to maintain multiple vendors to the extent practicable, its handset inventory is currently acquired from only a few sources. The Company also has arrangements with third party outsourcing vendors that provide services related to customer care, customer billing, and distribution. An adverse change in the ability of these suppliers or vendors to provide equipment or services to the Company could result in the loss of customers, which would negatively affect operating results, financial position, and cash flows.

The Company operates in a highly regulated environment subject to rapid technological and competitive changes. To the extent that there are changes in economic conditions, technology or the regulatory environment, the Company’s business plans could change, which could also negatively affect the Company’s results.

Derivative Financial Instruments

In accordance with SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, (“SFAS 133”), as amended and interpreted, the Company recognizes derivatives (including certain derivative instruments embedded in other contracts, if any) to be recorded on the balance sheet as either an asset or liability and measured at its fair value. Gains and losses resulting from changes in the derivative’s fair value are recognized currently in Other comprehensive income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

Fair Value of Financial Instruments

SFAS No. 107 Disclosures about Fair Value of Financial Instruments, requires entities to disclose the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the balance sheets, for which it is practicable to estimate fair value. The carrying amounts of Cash and cash equivalents, Accounts receivable, Accounts payable, and amounts included in Other current assets and liabilities that meet the definition of a financial instrument approximate fair value because of the short-term nature of these amounts. The fair value of Long-term debt and Related Party debt approximates the carrying value since the debt has floating rates and the interest rates reset quarterly.

Recently Issued Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154 Accounting Changes and Error Corrections (“SFAS 154”) which replaces APB Opinion No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is not practical. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the Company in the first quarter of fiscal year 2007. The Company continually evaluates its accounting policies and does not currently believe adoption will have a material impact on the Company’s results of operations, cash flows, or financial position.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force Issue No. 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation) (“EITF 06-03”). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for the first interim or annual reporting period beginning after December 15, 2006. The Company is evaluating the impact, if any, that the adoption of EITF 06-03 may have on its financial statements.

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 also applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact, if any, that the adoption of SFAS 157 may have on its financial statements.

In September 2006, the SEC Staff released Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on the process of quantifying materiality of financial statement misstatements. SAB 108 was effective for the Company beginning with the fiscal year ended December 31, 2006. The Company was previously using the rollover method for quantifying misstatements. SAB 108 did not have a material effect on the Company’s results of operations or financial position for the year ended December 31, 2006.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

after November 15, 2007. The Company is evaluating the impact, if any, that the adoption of SFAS 159 may have on its results of operations, cash flows, or financial position.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

3. Inventories

Inventories consist of the following (in thousands):

	December 31,
	2006	2005
Handsets and accessories	$61,743	$41,617
Refurbished handsets	3,398	2,785
Handset inventory on consignment	25,674	—

	$90,815	$44,402

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2006	2005
Prepaid commissions	$12,871	$10,385
Prepaid maintenance	4,081	2,598
Other	9,236	6,278

	$26,188	$19,261

5. Property and Equipment

Property and Equipment consists of the following (in thousands):

	December 31,
	2006	2005
Internal use software	$71,703	$48,535
IT network/infrastructure	43,111	32,934
Computer equipment	8,085	7,429
Leasehold improvements	2,157	2,081
Furniture and fixtures	1,268	892

	126,324	91,871
Less—accumulated depreciation and amortization	74,796	46,415

	$51,528	$45,456

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

The amortization of capitalized internal use software, included in depreciation and amortization, was $16 million, $12.1 million, and $7.1 million for the years ended December 31, 2006, 2005, and 2004, respectively. The unamortized amounts for the years ended December 31, 2006 and 2005 were $27.8 million and $20.6 million, respectively.

6. Debt

Third Party Credit Agreement

On July 14, 2005, the Company entered into a $600 million credit facility with a group of third-party financial institutions (the “Lenders”), consisting of a $500 million term loan (the “Term Loan”) and a $100 million revolving line of credit (the “Revolver”) (collectively, the “Credit Agreement”).

Proceeds from the Term Loan were utilized to make a capital distribution to the Members of $362.6 million, as discussed in Note 7. In addition, $77.6 million was utilized to repay all outstanding balances due under previous borrowing arrangements, as described below. During 2005, the Company incurred $10.7 million in debt financing fees related to the execution of the Credit Agreement. The remaining proceeds were utilized for general corporate purposes. Repayments under the Term Loan are not available to be redrawn by the Company.

Under the terms of the Credit Agreement, the Company was required to achieve a minimum of $240 million of net service revenues for the quarter ended December 31, 2005, which was not met, constituting an event of default. Accordingly, the Company classified the entire amount outstanding under the Term Loan as a Current liability as of December 31, 2005 and entered into negotiations with the Lenders to restructure the Credit Agreement.

On July 19, 2006, the Company entered into an Amended and Restated Credit Agreement (the “Amended Credit Agreement”) with the Lenders, effectively curing the default under the Credit Agreement. The Amended Credit Agreement terminated the Revolver and altered other terms and conditions of the Credit Agreement, primarily to increase the interest rate margin, shorten the maturity by one year on the Term Loan (the “Amended Term Loan”), and changed certain financial and non-financial covenants, representations and warranties. The obligations under the Amended Credit Agreement continue to be collateralized by an interest in substantially all of the Company’s tangible and intangible assets. The Company incurred $0.5 million in expenses to negotiate the Amended Credit Agreement, and wrote off unamortized debt financing costs of $1.5 million related to the termination of the Revolver, all of which was recorded in Other expense/(income).

The Amended Term Loan is payable in installments, with a balloon payment of $286 million due on December 14, 2010. As of December 31, 2006, the scheduled principal payments by year were as follows (in thousands):

Amended Term Loan Maturities
2007	$37,000
2008	50,000
2009	50,000
2010	323,500

$460,500

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

The Company may be required, under certain circumstances, to make mandatory prepayments upon the receipt of cash proceeds from the issuance of debt, equity and asset sales, as well as the generation of excess cash flows, as defined in the Amended Credit Agreement. There were no mandatory prepayments required in 2006. Under the terms of the Amended Term Loan, there are no penalties for either mandatory or voluntary prepayments.

The Amended Term Loan bears interest at a Eurodollar rate equal to 3-month LIBOR (“LIBOR”) plus an applicable margin of 4.50% to 4.95%, or an alternate base rate plus an applicable margin of 3.50% to 3.95%, depending on the Company’s leverage. As of December 31, 2006, the Company had $460.5 million outstanding under the Amended Term Loan, and the annualized interest rate applicable to the outstanding balance was 10.3%. The Company is required to maintain interest rate swap agreements to the extent necessary to provide that at least 50% of the aggregate principal amount of the Amended Term Loan is subject to either a fixed interest rate or interest rate protection for a period of not less than two years. The Company is in compliance with this requirement (see Note 11).

The Amended Credit Agreement contains customary representations and warranties, and affirmative and negative covenants. The Amended Credit Agreement contains restrictions and limits on the Company’s ability to dispose of assets, incur additional indebtedness, issue guarantees, pay dividends, make capital distributions, create liens on assets, make investments, engage in mergers or consolidations, and engage in certain transactions with affiliates. The covenants also require quarterly minimum consolidated leverage and fixed charge coverage ratios, as defined in the Amended Credit Agreement, beginning with the quarters ending March 31, 2007 and September 30, 2007, respectively. The Company was in compliance with the covenants as of December 31, 2006.

Related Party Subordinated Credit Agreement

Concurrent with entering into the Amended Credit Agreement with the Lenders, on July 19, 2006 the Company entered into a Subordinated Credit Agreement with two Members, under which the Members agreed to make up to $100 million in revolving credit loans (the “Member Revolver”).

The Member Revolver terminates on the first business day after the earlier of December 14, 2010 or when the Amended Term Loan is paid in full. The Company may be required, under certain circumstances, to make mandatory prepayments upon the receipt of cash proceeds from the issuance of debt, or asset sales, as defined in the Member Revolver, after any mandatory prepayment requirements are satisfied under the Amended Term Loan. There were no mandatory prepayments required in 2006. Under the terms of the Member Revolver, there are no penalties for either mandatory or voluntary prepayments.

Amounts outstanding under the Member Revolver bear interest at LIBOR plus an applicable margin of 4.50% to 4.95%, depending on the Company’s leverage, or 12% if the LIBOR rate cannot be ascertained. As of December 31, 2006, the Company had $58 million outstanding under the Member Revolver and the dollar-weighted annualized interest rate applicable to the outstanding balances was 10.3%. Under the terms of the Member Revolver, the Company is required to pay a commitment fee of 0.5% per annum on any unutilized Member Revolver facility, payable quarterly in arrears.

The Member Revolver contains customary representations and warranties, and affirmative and negative covenants which are substantially similar to those contained in the Amended Credit Agreement. The Company was in compliance with the covenants as of December 31, 2006.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

Prior Related Party Debt

As of December 31, 2004, the Company had $20 million outstanding under subordinated loan facilities with two Members (the “Twin Notes”). Upon execution of the Credit Agreement on July 14, 2005, the Twin Note facilities were terminated and outstanding borrowings and accrued interest totaling $42.6 million were repaid to the Members.

Prior Revolving Line of Credit

As of December 31, 2004, the Company also had $42.9 million outstanding under a $70 million revolving line of credit with a third-party lender (the “Old Revolver”). The Old Revolver also provided the Company with the ability to issue letters of credit, not to exceed $10 million. As of December 31, 2004, the Company had an outstanding letter of credit of $0.7 million.

Upon execution of the Credit Agreement on July 14, 2005, the Old Revolver facility was terminated, outstanding borrowings of $35 million were repaid and the letter of credit was cancelled. In connection with the terminations of the Old Revolver and Twin Note facilities and the repayment of the outstanding borrowings, the Company recognized an expense of $1.1 million, primarily related to early termination fees and the write-off of unamortized debt financing costs, which was recorded in Other expense/(income).

7. Members’ Capital

Each Member’s interest is represented by Units. The Units are divided into seven Classes: “Class A Units”, “Class B Units”, “Class C Units”, “Class D Units”, “Class E Units”, “Class F Units”, and “Class G Units”.

The following Units were authorized, issued and outstanding as of December 31, 2006 and 2005:

	December 31,
	2006	2005
Class A Units	53,920	53,920
Class B Units	53,920	53,920
Class C Units	5,576	5,576
Class G Units	949	—

Total Units issued and outstanding	114,365	113,416

In 2006, the Company issued 949 Class G Units to a Member as payment for royalties in the fourth quarter of 2005 and all of 2006. In 2005, the Company issued 3,400 Class C Units to a Member, of which 2,400 were earned in 2004 for attaining certain handset sales targets through the Member’s retail channels, and 1,000 were earned in 2005 upon executing a co-marketing agreement.

As of December 31, 2006, there were 10,972 Class D, Class E, and Class F Units collectively, authorized and reserved for issuance to employees in connection with the Company’s share-based award programs (see Note 8). No Class D, E or F Units have been issued.

Under the LLC Agreement, supermajority approval of the Members holding an aggregate percentage interest in excess of 75% (which in any event must include the Class A and B Members) is required for certain actions. In addition, the approval of the Class A and B Members is required for certain fundamental changes in the Company’s business, extraordinary sales of assets, the incurrence of certain indebtedness and entering into

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

certain transactions not contemplated by a plan approved by the Company’s Board of Directors. Class C, D, E, F and G Members do not have any right to vote upon, approve or consent to any matter, other than certain limited rights of the Class C Members.

Generally, distributions are allocated among the Members first to the extent of their unreturned capital contributions, and second in proportion to the Members’ respective percentage interests in the Company, in each case in accordance with the provisions of the LLC Agreement. Distributions reducing the fair value of the Company’s assets below the fair value of the liabilities are prohibited. During 2005, returns of capital of $179.5 million, $179.5 million, and $3.6 million were financed by the Term Loan and paid to the Class A, B, and C Members, respectively. There were no returns of capital or capital distributions made in 2006 and 2004.

In general, profits and losses for each fiscal year are allocated so as to adjust each Member’s capital account to the amount that would be distributed to the Member upon liquidation of the Company at book value. As a result, profits and losses are allocated proportionately to each Member based on their relative percentage interests, contributions made and certain loans to the Company. Prior to the return of capital, the Class B Member’s account may not have been adjusted below $20 million, which represented a guaranteed return of capital upon dissolution. Following the return of capital in 2005, the $20 million guaranteed return provision was no longer applicable.

8. Share–Based Awards

Unit Option Award Plans:

In 2002, the Company adopted the Virgin Mobile USA, LLC 2002 Unit Option Plan and Form of Class D Option Agreement (the “2002 Class D Option Plan”), and the Virgin Mobile USA, LLC 2002 Form of Class E Option Agreement (the “Class E Option Agreement” and together with the 2002 Class D Option Plan, the “Option Plans”). In 2005, the Company adopted amended versions of the Form of Class D and E Option Agreements, as well as a form of Class F Option Agreement (collectively, the “2005 Agreements” and, with the Option Plans, the “Option Plans and Agreements”), and issued option grants under the 2005 Agreements. Under the provisions of the Option Plans and Agreements, eligible employees, directors, and consultants can be awarded options to purchase Class D, Class E, or Class F Units of the Company under vesting terms to be determined at the date of grant.

Awards outstanding at December 31, 2006 under the Option Plans and Agreements generally vest at the rate of 25% per year from the grant date. However, certain option awards vest at the rate of 50% on the second anniversary of the grant date, and 25% on the third and fourth anniversaries of the grant date. Options become exercisable upon vesting but not prior to the earliest to occur of (i) the fifth anniversary of May 16, 2002 (the “Effective Date”) as defined in the plan or agreement, (ii) the date as of which the Options become exercisable for securities of an entity which is taxable as a corporation for federal income tax purposes whether as a result of a reorganization of the Company or otherwise or, (iii) such other date as may be expressly permitted by the Compensation Committee of the Board of Directors of the Company. The Option Plans provide for the issuance of new Class D, E, or F Units, as appropriate, upon exercise, which will have a dilutive effect on Members’ equity. The LLC Agreement limits the number of Units reserved for issuance in connection with share-based awards. Options granted under the Option Plans have maximum terms ranging from six to ten years.

In June 2006, the Company modified all outstanding option awards granted in 2006 and 2005 with 95 current employees to adjust the exercise prices to $7,449 per unit, the fair market value at the time of modification. The total incremental cost at the time of the modification was estimated to total $1.2 million over the remaining vesting period.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

The Company recognized $2.1 million and $1.5 million in compensation expense for the years ended December 31, 2006 and 2005, respectively, for the Option Plans. The 2006 expense includes the effects of the modifications discussed above.

In June 2006, the Company also modified all option awards granted prior to January 1, 2005, potentially entitling option holders to engage in a cashless exercise for a portion of their vested award in 2007. The Company could have been required to make a cash payout to the employees, subject to the attainment of certain performance goals, primarily related to earnings and cash flow targets. During 2006, the Company did not consider it probable that all of the performance targets would be met; therefore no charges were booked for this program in 2006. The 2006 performance targets were not met; therefore the Company has no obligation to provide cash payouts under the program.

Stock Appreciation Rights Award Plans:

In 2005, the Company adopted the Virgin Mobile USA, LLC 2005 Stock Appreciation Rights Plan (the “2005 SAR Plan”). Under the 2005 SAR Plan, the Company made a one-time grant of unit appreciation rights (“2005 SARs”) to certain employees. The 2005 SARs vest at a rate of 25% on each of the first four anniversaries of May 15, 2005, and expire on June 16, 2009; the date final payment will be made. The 2005 SARs will deliver cash in an amount equal to the excess, if any, of the fair market value of the units on the valuation date to the fair market value on the date of grant (the “Base Price”) (the “2005 SAR Value”). The valuation date is the earliest to occur of (i) May 16, 2007, (ii) the date as of which options in the Company’s Option Plans become exercisable for securities of an entity which is taxable as a corporation for federal income tax purposes or, (iii) such other date as may be expressly permitted by the Board of Directors of the Company. The 2005 SAR Value will be paid to vested participants in installments as follows: 50% on June 29, 2007, 25% on June 30, 2008 and 25% on June 30, 2009.

On June 1, 2006, the Company modified all 2005 SARs still outstanding with 221 current employees to adjust the Base Price to $7,449 per unit, the fair market value at the time of modification. The total incremental cost at the time of the modification was estimated to total $691,000 over the remaining vesting period.

On June 1, 2006, the Company adopted the Virgin Mobile USA, LLC 2006 Stock Appreciation Rights Plan (the “2006 SAR Plan”, collectively with the 2005 SAR Plan, the “SAR Plans”). Awards granted under the 2006 SAR Plan (the “2006 SARs”, collectively with the 2005 SARs, the “SAR Awards”) generally vest at the rate of 25% per year from the grant date, are exercisable upon vesting, and have a maximum term of six years. The 2006 SARs will deliver cash in an amount equal to the excess, if any, of the fair market value of the units on the exercise date to the fair market value on the date of grant, up to a maximum of 300% of the fair market value on the date of grant. In the event of an initial public offering the Company may, in its discretion, convert any 2006 SARs outstanding into non-qualified stock options to purchase the same number of units at the same exercise price.

The Company recognized $1.5 million, $0.4 million, and $0.4 million in compensation expense for the years ended December 31, 2006, 2005, and 2004, respectively, for the SAR awards. The 2006 expense includes the effects of the modifications discussed above.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

The following table summarizes the activity for Option and SAR Awards outstanding as of December 31, 2006:

	Option Awards		SAR Awards
	Number of Awards	Weighted Average Exercise Price Per Unit	Number of Awards	Weighted Average Exercise Price Per Unit
Outstanding—1/1/06	7,048	$6,338	935	$10,421
Granted at fair value	416	$8,076	2,055	$7,556
Forfeited	(287)	$8,607	(252)	$8,566

Outstanding—12/31/06	7,177	$5,555	2,738	$7,490

The weighted average grant date fair value of Option Awards granted during the years ended December 31, 2006 and 2005 was $4,002 and $6,148 per unit, respectively. The weighted average grant date fair value of SAR Awards granted during the years ended December 31, 2006 and 2005 was $3,125 and $2,578 per unit, respectively. The weighted average fair value of SAR Awards outstanding at December 31, 2006 and 2005 was $4,332 and $1,823 per unit, respectively. The weighted average remaining contractual life as of December 31, 2006 for Option and SAR awards vested and expected to vest was 5.2 years and 4.6 years, respectively. There were no Option or SAR Awards exercisable as of December 31, 2006 or 2005.

As of December 31, 2006, there was $13.9 million of total unrecognized compensation cost, net of estimated forfeitures of approximately $6.7 million, related to non-vested share-based compensation arrangements granted under the Company’s Option Plans and SAR Plans. This cost is expected to be recognized over a weighted-average period of 2.9 years, and will be adjusted for subsequent changes in estimated forfeitures.

9. 401(k) Savings Plan

The Company maintains a 401(k) Savings Plan (the “Plan”) for its full-time employees. Each participant in the Plan may elect to contribute a portion of his or her annual compensation to the Plan subject to annual pre-tax dollar limits set by the IRS. Beginning in 2006, the Plan provided for a Company match on employee contributions up to certain limits. The Company match, which totaled $0.9 million for the year ended December 31, 2006, will be contributed into eligible participant accounts within three months following the close of the calendar year. All contributions to the Plan are invested at the employee’s discretion and are fully vested upon contribution.

10. Related Party Transactions

Sprint Ventures, Inc.

In connection with the formation of Virgin Mobile USA, LLC, in 2001 the Company entered into a twenty-year exclusive agreement, (the “PCS Services Agreement”), as amended, with an affiliate of this Member to purchase local and long distance voice and data PCS Service and other network connectivity services at contracted rates. Additionally, in October 2001, the Company entered into a Trademark License Agreement with an affiliate of this Member which granted a license to the Company for the use of the Sprint name and logo in connection with the provision of mobile voice and data communications in the United States, the U.S. Virgin Islands and Puerto Rico, in consideration for royalties based on a percentage of gross sales, up to an annual maximum. The term of the license is twenty years. This affiliate agreed to temporarily waive its right to royalty payments for 2006. This waiver, totaling $1.3 million, was recorded as a capital contribution by the Company.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

In January 2003, the Company entered into a Master Service Agreement, as amended, with an affiliate of this Member to purchase wireline communication services. Under the agreement, the Company is committed to pay this Member’s affiliate approximately $6 million in 2007 for these communication services.

In February 2003, the Company entered into a Distribution Agreement, as amended, with an additional affiliate of this Member which provides for a non-exclusive license to sell the Company’s products in the affiliates branded retail stores under terms that are comparable with other vendor/distribution agreements of the Company. In September 2004, the Company entered into a Distribution Agreement with the same affiliate of a Member which provides the Company with the right to sell this affiliate’s products strictly for resale to a specified third-party retail partner. Beginning in December 2006, handsets were no longer being distributed through this agreement to such third-party retail partner but rather through a direct agreement between the Company and such retail partner. The Company also provides compensation to this affiliate of a Member for the sale of airtime cards, which is included in Selling, general, and administrative expense.

See the table below for selected financial information related to this Member (in millions):

	As of December 31,
	2006	2005
Due from related parties, net	$12.1	$11.4
Due to related parties	$40.4	$54.9

	For the years ended December 31,
	2006	2005	2004
Equipment revenue, net	$10.4	$19.8	$15.3
Cost of service	$225.3	$222.2	$174.4
Selling, general and administrative	$27.1	$22.3	$8.3
Contributed capital	$1.3	$—	$33.9

During 2004, a portion of the services provided under the PCS Services Agreement was exchanged for Class B Units of the Company in lieu of cash capital contributions, under the LLC Agreement.

Bluebottle USA Holdings L.P.

In connection with the formation of Virgin Mobile USA, LLC, in 2001 the Company entered into a Trademark License Agreement with an affiliate of this Member, which granted a license to the Company for the use of the Virgin Mobile name and logo in connection with the provision of mobile voice and data communications in the United States, the U.S. Virgin Islands and Puerto Rico, in consideration for royalties based on a percentage of gross sales, up to an annual maximum. The term of the license is twenty years. This affiliate agreed to temporarily waive its right to royalty payments for the last six months of 2006. This waiver, totaling $1.4 million, was recorded as a capital contribution by the Company.

Additionally, in April 2002 the Company entered into a Distribution Agreement, as amended, with an affiliate of this Member which provides for a non-exclusive license to sell the Company’s products in the affiliate Member’s retail stores, and also includes preferred merchandising obligations and cooperative advertising programs. During the term of the agreement, the affiliate must exclusively offer the Company’s mobile handsets as the only brand of mobile handsets sold in the affiliate Member’s retail stores. As part of the cooperative advertising program, the Company agrees to reimburse this affiliate for joint advertising expenditures based upon a specified percentage of the affiliate’s sales of the Company’s airtime cards. These amounts are included in

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

Selling, general and administrative expenses and Equipment revenue. The Company also provides compensation to this affiliate for the sale of airtime cards, which is included in Selling, general, and administrative expense.

See the table below for financial information related to this Member (in millions):

	As of December 31,
	2006	2005
Due from related parties, net	$0.2	$0.4
Due to related parties	$0.9	$0.9

	For the year ended December 31,
	2006	2005	2004
Equipment revenue, net	$0.5	$0.5	$1.4
Selling, general and administrative	$3.1	$3.0	$2.6
Contributed capital	$1.4	$—	$—

11. Derivative Financial Instruments

The Company uses interest rate swaps to manage its interest rate exposure on its debt obligations. The Company does not invest in derivative instruments for trading purposes. The Company maintains two interest rate swap contracts with two financial counterparties to hedge the variable rate exposure on the third party debt (see Note 6). Under the terms of the interest rate swap contracts, the Company receives interest at a variable rate equal to three month LIBOR and pays interest at a fixed rate, based on an aggregate notional amount of $230.3 million and $248.7 million as of December 31, 2006 and 2005, respectively.

The Company designated the swaps as cash flow hedges. The terms of the interest rate swap contract and hedged item are such that effectiveness is assessed under the change in Variable Cash Flows Method as defined in SFAS 133 DIG Issue G7 Cash Flow Hedges: Measuring the Ineffectiveness of a Cash Flow Hedge under the Paragraph 30 (b) When the Shortcut Method is not Applied. Under this method, hedge ineffectiveness had no impact on results of operations for the years ended December 31, 2006 and 2005.

In accordance with SFAS 133, the Company’s interest rate differential associated with these swaps was recorded as an adjustment to current assets, with the offset recorded to Interest expense. Changes in fair value of the swaps totaling a gain of $1.1 million and $0.5 million as of December 31, 2006 and 2005, respectively, were reflected as a component of Other comprehensive income.

12. Commitments and Contingencies

Commitments

The Company leases its office space and certain office equipment under non-cancelable operating leases.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

As of December 31, 2006, the future minimum lease payments under operating leases for real estate and equipment are as follows (in thousands):

Operating leases
2007	$4,077
2008	4,043
2009	2,731
2010	1,903
2011	317

$13,071

Rent expense for the years ended December 31, 2006, 2005, and 2004 was $3.3 million, $2.5 million, and $2.4 million, respectively.

Certain operating lease agreements contain provisions for rent concessions. As of December 31, 2006 and 2005, deferred rent credits totaled $1.7 million and $1.3 million, respectively, and were included in Other liabilities. Deferred rent credits are amortized over the respective underlying lease terms on a straight-line basis as a reduction of rent expense.

As of December 31, 2006, the Company had purchase obligations with several vendors and related parties totaling $76.5 million, of which $25.5 million represented long-term commitments. These commitments are to (1) handset vendors for minimum purchases totaling $45.5 million through March 2008, of which $17.6 million are long-term commitments and (2) related parties (see Note 10) and third parties for royalties, services, advertising and marketing of $31.0 million through 2010, of which $7.9 million are long-term in nature.

Contingencies

Litigation

In 2005, a holder of a portfolio of patents prevailed in a lawsuit against certain other companies alleging the infringement of two patents related to prepaid wireless services. During the fourth quarter of 2005, the Company entered into negotiations with the patent holder regarding a settlement for past damages and a license for future use. Based on management’s assessment, and in accordance with accounting guidelines under SFAS No. 5 Accounting for Contingencies, the Company accrued an estimated loss of $30 million as of December 31, 2005, of which $7.5 million and $22.5 million were included in Accrued expenses and Other liabilities, respectively.

In 2006, the Company entered into a settlement agreement with the patent holder under which the holder agreed to release the Company from all prior claims related to its prepaid patent portfolio and certain patents it may acquire within three years after the settlement date with the Company in exchange for cash payments totaling $17 million. In addition, the patent holder granted the Company a long-term license to use its patent portfolio, and the Company issued Units as full payment for royalties for the fourth quarter of 2005 and all of 2006. The Company also entered into negotiations with a provider of a billing solution regarding that vendor’s obligations to indemnify the Company for certain claims arising from the use of its products and services. Under that settlement agreement, the Company agreed to release the vendor from prior claims and qualify future indemnification obligations in exchange for payments to the Company totaling $10 million in a combination of cash and future purchase credits. As a result of these settlements and agreements, in 2006 the Company reversed $15.4 million of the estimated loss accrued in 2005.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements

Other

We are subject to legal proceedings and claims arising in the normal course of business. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results. At this time it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from these matters. Should developments in any of these matters cause an unfavorable outcome and result in the need to recognize a material accrual, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

************

VIRGIN MOBILE USA, LLC

Balance Sheets

As of March 31, 2007 and December 31, 2006

(Unaudited)

(In thousands)

	March 31, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$—	$—
Accounts receivable, less allowances of $469 and $471	49,427	70,961
Due from related parties	10,092	12,301
Other receivables	4,632	15,103
Inventories	95,962	90,815
Prepaid expenses and other current assets	26,339	26,188

Total current assets	186,452	215,368

Property and equipment	131,622	126,324
Accumulated depreciation and amortization	(82,865)	(74,796)

Property and equipment, net	48,757	51,528
Other assets	9,539	10,043

Total assets	$244,748	$276,939

Liabilities and Members’ deficit
Current liabilities:
Accounts payable	$106,034	$95,243
Due to related parties	34,828	41,351
Book cash overdraft	7,727	34,769
Accrued expenses	53,204	96,150
Deferred revenue	133,979	127,434
Current portion of long-term debt	40,250	37,000

Total current liabilities	376,022	431,947

Long-term debt	411,000	423,500
Related party debt	80,000	58,000
Other liabilities	6,104	7,417

Total non-current liabilities	497,104	488,917

Commitments and contingencies (see Note 9)
Members’ deficit:
Additional paid-in-capital	49,606	48,825
Accumulated deficit	(678,912)	(694,341)
Accumulated other comprehensive income	928	1,591

Total members’ deficit	(628,378)	(643,925)

Total liabilities and members’ deficit	$244,748	$276,939

The accompanying notes are an integral part of these financial statements.

VIRGIN MOBILE USA, LLC

Statements of Operations and Comprehensive Income

For the quarter ended March 31, 2007 and March 31, 2006

(Unaudited)

(In thousands)

	March 31,
	2007	2006
Operating revenue
Net service revenue	$322,331	$260,351
Net equipment revenue	16,977	19,824

Total operating revenue	339,308	280,175

Operating expenses
Cost of service (exclusive of depreciation and amortization)	97,822	75,515
Cost of equipment	94,648	88,463
Selling, general and administrative (exclusive of depreciation and amortization)	109,945	94,100
Depreciation and amortization	8,081	6,367

Total operating expenses	310,496	264,445

Operating income	28,812	15,730

Other expense/(income)
Interest expense	13,588	12,400
Other income	(205)	(46)

Total other expense	13,383	12,354

Net income	15,429	3,376
Other comprehensive income:
Unrealized (loss) gain on interest rate swap	(663)	2,321

Total comprehensive income	$14,766	$5,697

The accompanying notes are an integral part of these financial statements.

VIRGIN MOBILE USA, LLC

Statements of Cash Flows

For the quarter ended March 31, 2007 and March 31, 2006

(Unaudited)

(In thousands)

	March 31,
	2007	2006
Operating Activities
Net income	$15,429	$3,376
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,081	6,367
Amortization of deferred financing costs	496	529
Non-cash charges associated with unit and option grants	781	601
Non-cash cost of royalties and services	25	330
Changes in assets and liabilities:
Accounts receivable	21,534	19,028
Due from related parties	2,209	8,053
Other receivables	9,659	(408)
Inventories	(5,147)	(5,782)
Prepaid expenses and other assets	6	(1,932)
Accounts payable	10,791	(19,905)
Due to related parties	(6,523)	36,528
Deferred revenue	6,545	112
Accrued expenses and other liabilities	(44,284)	(33,070)

Net cash provided by operating activities	19,602	13,826

Investing Activities
Capital expenditures	(5,310)	(7,104)

Net cash used in investing activities	(5,310)	(7,104)

Financing Activities
Change in book cash overdraft	(27,042)	—
Repayment of long-term debt	(9,250)	(9,250)
Proceeds from related party debt	22,000	—

Net cash used in financing activities	(14,292)	(9,250)

Net decrease in cash and cash equivalents	—	(2,528)
Cash and cash equivalents at beginning of period	—	18,562

Cash and cash equivalents at end of period	$—	$16,034

Supplemental disclosure of cash flow information:
Cash paid for interest	$13,655	$11,572

The accompanying notes are an integral part of these financial statements.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements (Unaudited)

1. Basis of Presentation

The accompanying unaudited Financial Statements of Virgin Mobile USA, LLC (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America and with Article 10 of Regulation S-X. Accordingly, they do not include all information and disclosures necessary for a presentation of the Company’s financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair statement of the Company’s financial position and its results of operations and cash flows for the interim periods presented on a basis consistent with the Company’s December 31, 2006 financial statements and the accompanying notes included elsewhere in this prospectus. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year. This document should be read in conjunction with the financial statements and accompanying notes included in our Annual Report for the year ended December 31, 2006.

The Company has incurred substantial losses and negative cash flows from operations since inception, and has members’ accumulated deficit of $628,378 and negative working capital of $189,570 and $531,250 of outstanding debt as of March 31, 2007. The Company makes significant initial cash outlays to acquire new subscribers in the form of handset and other subsidies. In 2007, management expects these costs to be funded primarily through a combination of service revenue generated from the Company’s existing subscriber base and proceeds from a related party loan facility. Based on the Company’s expected cash flows from operations through March 31, 2008 and available funds from its related party credit facility, management believes that the Company has the ability to meet its obligations at least through March 31, 2008. If the Company materially underachieves its operating plan and its related party credit facility and cash flow from operations become insufficient to allow the Company to meet its obligations, the Company is committed to taking certain alternative actions that could include curtailing marketing costs, reducing inventory purchases, reducing planned capital expenditures, extending the payment for certain liabilities within contractual terms with vendors, and reducing other variable costs. In addition, management may also seek an increase in its borrowing capacity under its related party credit facility. There is no assurance management will be successful in achieving its operating plan or would be able to implement its alternative actions or obtain additional borrowing capacity on acceptable terms.

The Company’s term loan and revolving credit facility contain financial covenants. If these covenants are not met, the Company’s ability to borrow funds under the credit line could be eliminated and outstanding borrowings under the term loan and revolving credit facility could become due.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates relate to estimated lives of depreciable assets, allowance for product returns, allowance for inventory obsolesce, and allowance for price protection to retailers. Estimates for product returns are based on historical experience and estimates for price protection to retailers are based on expected future payments. Estimates for product returns and price protection are included in Accounts receivable and Due from related parties. The Company is also required to make certain estimates with regard to the valuation of awards and forfeiture rates for its share-based award programs. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in

VIRGIN MOBILE USA, LLC

Notes to Financial Statements (Unaudited)

the Financial Statements in the period they are deemed to be necessary. Actual results could differ from those estimates.

3. Recently Issued Accounting Pronouncements

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation) (“EITF 06-03”). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 became effective for the Company on January 1, 2007. The Company accounts for taxes collected from customers on a net basis.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 also applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is evaluating the impact, if any, that the adoption of SFAS 157 may have on its results of operations, cash flows or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact, if any, that the adoption of SFAS 159 may have on its results of operations, cash flows or financial position.

4. Inventories

Inventories consist of the following (in thousands):

	March 31, 2007	December 31, 2006
Handsets and accessories	$62,247	$61,743
Refurbished handsets	3,184	3,398
Handset inventory on consignment	30,531	25,674

	$95,962	$90,815

5. Debt

As of March 31, 2007, there was $451.3 million outstanding under the Company’s $500 million term loan facility due December 14, 2010 (the “Term Loan”). The Company made a scheduled principal payment of $9.3 million under the Term Loan during the quarter ended March 31, 2007. The interest rate on the Term Loan was 10.3% as of March 31, 2007.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements (Unaudited)

As of March 31, 2007, there was $80 million outstanding under the Company’s $100 million subordinated revolving credit agreement with two Members (the “Member Revolver”). The Company borrowed an additional $22 million under the Member Revolver during the quarter ended March 31, 2007 to fund its current operations. The weighted annualized interest rate applicable to the outstanding balances under the Member Revolver was 10.3% as of March 31, 2007.

The Company’s debt instruments, including related terms and financial covenants, have been disclosed in Note 6 to our audited financial statements, included elsewhere in this prospectus.

6. Members’ Deficit

The following table details the activity for the quarter ended March 31, 2007 in the member’s capital accounts (in thousands).

Total
Balance at December 31, 2006	$(643,925)
Amortization of non-cash compensation expense	781
Unrealized loss on interest rate swap	(663)
Net income	15,429

Balance at March 31, 2007	$(628,378)

7. Share-Based Awards

The following table summarizes the activity for the Company’s Option and Stock Appreciation Rights (“SAR”) Awards outstanding as of March 31, 2007:

	Option Awards		SAR Awards
	Number of Awards	Weighted Average Exercise Price Per Unit	Number of Awards	Weighted Average Exercise Price Per Unit
Outstanding—12/31/06	7,177	$5,555	2,738	$7,490
Granted at fair value	—	$—	—	$—
Forfeited	(89)	$7,335	(198)	$7,449

Outstanding—3/31/07	7,088	$5,533	2,540	$7,493

The weighted average remaining contractual life as of March 31, 2007 for Option and SAR awards vested and expected to vest was 4.7 years and 4.3 years, respectively. As of March 31, 2007, there was $12.5 million of total unrecognized compensation cost, net of estimated forfeitures of approximately $6.7 million, related to non-vested share-based compensation arrangements granted under the Company’s Option Plans and SAR Plans. This cost is expected to be recognized over a weighted-average period of 2.7 years, and will be adjusted for subsequent changes in estimated forfeitures. There were no Option or SAR Awards exercisable as of March 31, 2007.

In February 2007, the Company granted 200 Restricted Stock Units (“RSU Awards”) with a grant date fair value of $10,380 per unit, the Company’s fair market value on the date of grant. The RSU Awards vest 100% in August 2009, and are subject to accelerated vesting in the event certain performance targets are met. There were no RSU Awards vested or exercisable as of March 31, 2007.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements (Unaudited)

The Company determined the fair value of its Member units for all share-based awards, and granted all awards with an exercise or base price that equalled or exceeded the fair value of its Member units at the date of grant.

The following table summarizes the grant activity for the Company’s SAR Awards for the twelve months ended March 31, 2007:

	SAR Awards
Grant Date	Number of Awards Granted	Exercise Price Per Unit	Fair Value Per Member Unit
June 2006	1,849	$7,449	$7,449
July 2006	10	$8,513	$8,513
August 2006	90	$8,513	$8,513
December 2006	106	$8,513	$8,513

8. Related Party Transactions

Amounts due from Sprint Spectrum, L.P. for the distribution agreement were $9.9 million and $12.1 million at March 31, 2007 and December 31, 2006, respectively. Amounts due to Sprint Spectrum, L.P. were $32.8 million and $40.4 million at March 31, 2007 and December 31, 2006, respectively, primarily for network and telecommunications costs. Amounts due from Bluebottle USA Holdings L.P. for their distribution agreement were $0.2 million as of March 31, 2007 and December 31, 2007. Amounts due to Bluebottle USA Holdings L.P. were $2.0 million and $0.9 million at March 31, 2007 and December 31, 2006, respectively, primarily for royalties and accrued interest on the Member Revolver.

The Company’s statements of operations included related party expenses associated with the distribution agreements, PCS services agreement and trademark license agreements.

Sprint Spectrum, L.P.

	For quarter ended March 31,
(in thousands)	2007	2006
Net equipment revenue	$(0.4)	$2.8
Cost of service	$76.4	$52.5
Selling, general and administrative	$7.6	$5.6

Bluebottle USA Holdings L.P.

	For quarter ended March 31,
(in thousands)	2007	2006
Net equipment revenue	$0.1	$0.1
Selling, general and administrative	$0.9	$0.1

9. Commitments and Contingencies

The Company leases office space and certain office equipment under non-cancelable operating leases.

VIRGIN MOBILE USA, LLC

Notes to Financial Statements (Unaudited)

As of March 31, 2007, the Company’s minimum lease payments under operating leases for real estate and equipment on a calendar year basis are as follows (in thousands):

Operating leases
2007 (remainder of the year)	$3,063
2008	4,043
2009	2,731
2010	1,903
2011	317

$12,057

Rent expense for the three months ended March 31, 2007 and 2006 was $0.9 million and $0.7 million, respectively.

Certain operating lease agreements contain provisions for rent concessions. As of March 31, 2007 and December 31, 2006, deferred rent credits totaled $1.6 million and $1.7 million, respectively, and were included in Other liabilities. Deferred rent credits are amortized over the respective underlying lease terms on a straight-line basis as a reduction of rent expense.

As of March 31, 2007, the Company had purchase obligations with several vendors and related parties totaling $46.7 million, of which $5.3 million represented long-term commitments. These commitments are to (1) handset vendors for minimum purchases totaling $20.2 million through March 2008 and (2) vendors and related parties for royalties, services, advertising and marketing of $26.5 million through 2010, of which $5.3 million are long-term in nature.

Other

The Company is subject to legal proceedings and claims arising in the normal course of business. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. At this time it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from an adverse judgment or a settlement of these matters. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

10. Subsequent Events

In April 2007, the Company modified all of its option awards, potentially entitling option holders to engage in a cashless exercise for their vested awards in 2008-2012 (the “2008-2012 Option Liquidity Facility”). The Company would be required to make a cash payout to its employees, subject to the attainment of certain performance goals, primarily related to cash flow targets, during future predetermined periods in 2008-2012. The Company will recognize charges for this program when it considers it probable that all of the performance targets would be met. The 2008-2012 Option Liquidity Facility would terminate upon an initial public offering by the Company.

On May 23, 2007, the Company granted 1,001 restricted stock units to certain senior level employees, with a grant date fair value of $11,877 per unit, and vesting periods ranging from three to four years.

Report of Independent Registered Public Accounting Firm

To the Stockholder of Virgin Mobile USA, Inc.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Virgin Mobile USA, Inc. at April 17, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/S/    PRICEWATERHOUSECOOPERS LLP

Florham Park, New Jersey

April 17, 2007

Virgin Mobile USA, Inc.

Balance Sheet

As of April 17, 2007

Assets
Current assets:
Cash and cash equivalents	$1

Total assets	$1

Commitments and Contingencies
Stockholder’s Equity
Common Stock; 0.01 par value, 100 shares authorized, 1 share issued and outstanding	$–
Additional paid-in capital	$1

Total stockholder’s equity	$1

The accompanying notes are an integral part of these financial statements.

Virgin Mobile USA, Inc.

Notes to the Balance Sheet

1.	The Company

Virgin Mobile USA, Inc. (the “Company”), a Delaware corporation, was formed on April 11, 2007 and capitalized on April 17, 2007 as a holding company for the purposes of facilitating an initial public offering of common equity. The Company has not engaged in any business or other activities. It is expected that following an internal reorganization, Virgin Mobile USA, LLC will convert into a Delaware limited partnership and become an indirect, majority-owned subsidiary of the Company.

2.	Summary of Significant Accounting Policies

The Balance Sheet and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

All highly liquid investments with maturities of 90 days or less at the date of purchase are considered cash equivalents. The cash at April 17, 2007 was received in exchange for common stock issued to a director of the Company.

Report of Independent Registered Public Accounting Firm

To The Partners of

Bluebottle USA Investments L.P and its Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, other comprehensive loss, partners’ deficit and cash flow present fairly, in all material respects, the financial position of Bluebottle USA Investments L.P and its Subsidiaries (the “Partnership”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP

Florham Park, New Jersey

April 23, 2007

BLUEBOTTLE USA INVESTMENTS L.P. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2006 and 2005

	As of December 31,
	2006	2005
Assets
Cash and cash equivalents	$8,136	$17,469

Total assets	$8,136	$17,469

Liabilities
Accounts payable & accrued expenses	$315,391	$149,373
Loan payable with related party	29,013	26,732
Related party payable	217,887	161,593

Total current liabilities	562,291	337,698
Accumulated losses of unconsolidated companies in excess of investment	429,944,301	413,170,803

Total liabilities	430,506,592	413,508,501

Commitments and contingencies (Note 7)
Partners’ deficit
Partners’ deficit	(431,321,068)	(413,779,972)
Accumulated other comprehensive income	822,612	288,940

Total partners’ deficit	(430,498,456)	(413,491,032)

Total liabilities and partners’ deficit	$8,136	$17,469

The accompanying notes are an integral part of these consolidated financial statements

BLUEBOTTLE USA INVESTMENTS L.P. AND SUBSIDIARIES

Consolidated Statements of Operations and Other Comprehensive Loss

For the years ended December 31, 2006, 2005 and 2004

	For the Year Ended December 31,
	2006	2005	2004
Revenue	$—	$—	$—

Expenses:
Administrative expense	231,721	253,324	240,939
Equity in losses of investee	17,307,170	21,789,828	130,524,953
Interest expense (net of interest income)	1,842	273,048	2,141,013
Other expenses (income)	363	5,273,611	(23,873)

Loss before income tax	(17,541,096)	(27,589,811)	(132,883,032)
Income tax provision	—	—	—

Net loss	$(17,541,096)	$(27,589,811)	$(132,883,032)
Other comprehensive income:
Unrealized gain on interest rate swap - equity in investee	533,672	288,940	—

Total comprehensive loss	$(17,007,424)	$(27,300,871)	$(132,883,032)

The accompanying notes are an integral part of these consolidated financial statements

BLUEBOTTLE USA INVESTMENTS L.P. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2006, 2005 and 2004

	For the Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net loss	$(17,541,096)	$(27,589,811)	$(132,883,032)
Adjustments to reconcile net loss to net cash used in operating activities:
Decrease in investment account	17,307,170	21,789,828	130,524,953
Accrued interest expense converted to capital	—	106,346	2,141,110
Non-cash expenses paid by partner and converted to capital	—	117,873	600
Foreign currency exchange loss	—	5,422,598	—
Changes in assets and liabilities:
Accrued interest within loan payable	2,281	—	—
Related parties payable	56,294	88,703	73,141
Accounts payable and accrued expenses	166,018	21,803	125,054

Net cash used in operating activities	(9,333)	(42,660)	(18,174)

Cash flows from investing activities:
Investment in Virgin Mobile USA, LLC	—	—	(29,932,000)
Distribution from Virgin Mobile USA, LLC	—	179,500,713	—

Net cash provided by (used in) investing activities	—	179,500,713	(29,932,000)

Cash flows from financing activities:
Proceeds from note payable	—	26,732	—
Contribution from Partners	—	—	29,945,853
Distribution to Partners	—	(179,500,713)	—

Net cash (used in) provided by financing activities	—	(179,473,981)	29,945,853

Net decrease in cash and cash equivalents	(9,333)	(15,928)	(4,321)
Cash and cash equivalents at the beginning of the year	17,469	33,397	37,718

Cash and cash equivalents at the end of the year	$8,136	$17,469	$33,397

Supplemental disclosure of cash flow information:
Conversion of debt to capital	$—	$(34,119,537)	$—
Interest paid	$—	$222,836	—

The accompanying notes are an integral part of these consolidated financial statements

BLUEBOTTLE USA INVESTMENTS L.P. AND SUBSIDIARIES

Consolidated Statements of Changes in Partners’ Deficit

For the years ended December 31, 2006, 2005 and 2004

Total Partners’ Deficit
Balance as of January 1, 2004	$(137,989,679)
Contributions	29,945,853
Net loss	(132,883,032)

Balance as of December 31, 2004	$(240,926,858)
Non-cash contributions	34,237,410
Distributions to partners	(179,500,713)
Other comprehensive income	288,940
Net loss	(27,589,811)

Balance as of December 31, 2005	$(413,491,032)
Other comprehensive income	533,672
Net loss	(17,541,096)

Balance as of December 31, 2006	$(430,498,456)

The accompanying notes are an integral part of these consolidated financial statements

BLUEBOTTLE USA INVESTMENTS L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. The Partnership

Bluebottle USA Investments L.P. (together with its subsidiaries, Bluebottle USA Holdings L.P. and Virgin Mobile USA, Inc., collectively the “Partnership”), a Delaware partnership, was formed in October 2001 primarily for the purpose of holding its indirect investment in Virgin Mobile USA, LLC. The Partnership is owned by and is part of the Virgin Group of companies. Bluebottle USA Investments, L.P. has elected to be treated as a taxable corporation for U.S. tax purposes.

Bluebottle USA Investments L.P. was formed on October 3, 2001 under the Delaware Revised Uniform Limited Partnership Act. The Limited Partnership Agreement, as amended, allows for the existence of the Partnership through December 31, 2031. On January 17, 2005, Cortaire Limited, a Virgin Group company, assumed management responsibility of the Partnership as its general partner.

Bluebottle USA Holdings L.P. was formed on October 4, 2001 under the Delaware Revised Uniform Limited Partnership Act. Bluebottle USA Holdings L.P. is managed by its general partner, Bluebottle USA Investments L.P. who owns approximately 99% of its equity. There are also two limited partners who collectively own approximately 1% of its equity. The Limited Partnership Agreement, as amended, allows for the existence of the Partnership through December 31, 2031.

Virgin Mobile USA, Inc., subsequently renamed VMUI, Inc, was formed on June 21, 2000 and incorporated in Delaware. During 2001, Virgin Mobile USA, Inc. became a 100% owned subsidiary of Bluebottle USA Investments L.P. Virgin Mobile USA, Inc. which was formed to develop the mobile phone business in the United States, has no ongoing operations and acts as a holding company. Virgin Mobile USA, Inc. is a limited partner in Bluebottle USA Holdings L.P.

Virgin Group Investments Limited (“VGIL”) has committed to continue to provide debt or equity capitalization to the Partnership in amounts sufficient, together with other sources of funds available to the Partnership, to pay operational expenses and other current obligations of the Partnership until the earlier of (i) such time that VGIL owns less than 50% of the outstanding partnership interests in Investments or (ii) January 1, 2008.

2. Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of Bluebottle USA Investments L.P., Bluebottle USA Holdings L.P. and Virgin Mobile USA, Inc. Intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated

BLUEBOTTLE USA INVESTMENTS L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

financial statements and reported amounts of revenues and expenses during the reporting period. The Partnership’s most significant estimate relates to the calculation of income taxes. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are deemed to be necessary. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Foreign Currency

The consolidated financial statements are presented in U.S. Dollars. Certain related party liabilities are denominated in British Pounds Sterling and have been translated to U.S. dollars at year-end exchange rates. The effect of the foreign currency exchange difference is included in results from operations.

Fair Value of Financial Instruments

The carrying amounts of the Partnership’s financial instruments, including cash and accounts payable, approximate their fair values because of the short-term nature of these amounts.

Income Taxes

Bluebottle USA Investments L.P. is a limited partnership that is treated as a “C” Corporation for tax purposes. Virgin Mobile USA, Inc. and Bluebottle USA Investments L.P. account for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). SFAS 109 provides for an asset and liability approach to accounting for income taxes under which deferred income taxes are provided based upon currently enacted tax laws and rates. Both Bluebottle USA Investments L.P. and Virgin Mobile USA, Inc.’s ability to utilize net operating loss carryforwards in future years may be limited in some circumstances, including significant changes in ownership interests, due to certain provisions of the Internal Revenue Code. A full valuation allowance has been recorded by the Partnership in the accompanying consolidated financial statements to offset the deferred tax assets, as their future realizability is uncertain considering the Partnership’s historical losses.

Limited Partnerships Income and Expense Allocations

Distributions and allocations of the limited partnerships of Bluebottle USA Investments L.P. and Bluebottle USA Holdings L.P. are set forth in the respective Partnership Agreements, as amended from time to time. The percentage share of profit, income and expenses for the General Partner and Limited Partner of Bluebottle USA Investments L.P. is 0.001% and 99.999%, respectively. The percentage share of profit, income and expenses for the General Partner and Limited Partners of Bluebottle USA Holdings L.P. is 99.04% and 0.96%, respectively.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and

BLUEBOTTLE USA INVESTMENTS L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Partnership beginning in the first quarter of 2007. The Partnership does not expect the impact of the adoption of FIN 48 to be material to the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 also applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Partnership is evaluating the impact, if any, that the adoption of SFAS 157 may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Partnership is evaluating the impact, if any, that the adoption of SFAS 159 may have on its consolidated financial statements.

3. Investments

The Partnership has invested in Virgin Mobile USA, LLC (“VMU”), a Delaware limited liability company, which was formed in October 2001 as a joint venture between Sprint Ventures Inc., a wholly owned subsidiary of Sprint Nextel Corp. (“Sprint”) and Bluebottle USA Holdings L.P.

The Partnership accounts for its share of VMU under the equity method of accounting, as it does not control the operations of VMU; significant management decisions are jointly made with Sprint. Under the equity method, an investment is originally recorded at the price paid to acquire the investment. Subsequent to the initial investment, the Partnership adjusts its investment account for its proportionate share of the investee’s net income or loss.

The Partnership recognizes its share of VMU’s losses, including unrealized gains on interest rate swaps. The Partnership has recognized losses in excess of its investment, as the Partnership intends to and has in the past provided funding to VMU. Accordingly, the Partnership has classified its investment as accumulated losses in excess of its investment in the liability section of the consolidated balance sheets.

The Partnership held a 47.2% and 47.6% interest in VMU as of December 31, 2006 and 2005, respectively, and had made aggregate capital contributions totaling approximately $179.5 million to VMU since its formation, fulfilling its capital commitment to VMU as of December 31, 2004. In July 2005, VMU made a capital distribution to the Partnership in the amount of $179.5 million. The distribution was funded through the use of a debt facility of VMU.

4. Partners’ Capital Distributions

In July 2005, subsequent to receiving the $179.5 million distribution from VMU, the Partnership made a $179.5 million distribution in excess of partners’ capital to its general and limited partners.

BLUEBOTTLE USA INVESTMENTS L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

5. Related Party Loans and Payables

As of December 31, 2004, the Partnership had approximately $28.6 million outstanding under a loan facility (the “185 Loan”) with Barfair Limited (“Barfair”), a wholly owned subsidiary of the Virgin Group. The 185 Loan, which was denominated in British Pounds Sterling and payable on demand, was unsecured and bore interest at the three month Sterling London Interbank Offered Rate (“LIBOR”) plus 2.0%. On January 18, 2005, the 185 Loan was converted to capital for the benefit of the Virgin Group at its U.S. Dollar equivalent of $34.1 million, including accrued interest of $0.1 million. Foreign exchange amounts associated with this note were included in results of operations.

During 2005, the Partnership entered into a note payable for 4 million British Pounds Sterling or approximately $7.5 million with Bluebottle Investments UK Limited and repaid the loan during the same year. The note bore interest at the three month Sterling LIBOR plus 2.0%. Foreign exchange was recorded in other (expenses) income.

In 2005, the Partnership entered into a credit facility with Barfair, under which the Partnership may borrow up to £0.1 million, or approximately $0.2 million at December 31, 2006 (the “Credit Facility”). The Credit Facility, which is payable on demand, is unsecured and bears interest at three month Sterling LIBOR plus 2.0%, or 7.1875% as of December 31, 2006. The Partnership had approximately $29,013 and $26,732 outstanding under the Credit Facility as of December 31, 2006 and 2005, respectively.

The Partnership has payables to Bluebottle USA Mobile, Inc. and Virgin USA, Inc., both wholly owned subsidiaries of the Virgin Group, for expenses paid on our behalf. Payables totaled $217,887 and $161,593 at December 31, 2006 and 2005, respectively.

6. Income Taxes

The Partnership has incurred losses since inception, which have generated net operating loss carryforwards of approximately $341.7 million at December 31, 2006 for federal and state income tax purposes. These carryforwards are available to offset future taxable income for federal income tax purposes and will expire in 2022 through 2026 if not utilized. In the event of future ownership changes in the Partnership, its ability to utilize the tax benefits from its net operating loss carryforwards could be substantially limited. The net operating loss carryforwards and basis difference in its investments results in a non-current deferred tax asset at December 31, 2006 and 2005 of approximately $173.7 million and $166.5 million, respectively. In consideration of the Partnership’s accumulated losses and the uncertainty of its ability to utilize this deferred tax asset in the future, the Partnership has recorded a valuation allowance of an equal amount on such date to fully offset the deferred tax asset.

At December 31, 2006 and 2005, the Partnership’s deferred tax assets are comprised of the following:

	Year Ended December 31,
	2006	2005
Current deferred tax assets	$—	$—
Noncurrent deferred tax assets
Basis difference in Investments	34,322,563	37,595,697
Net operating loss carryforwards	139,358,015	128,862,257
Valuation allowance	(173,680,578)	(166,457,954)

Total net deferred tax assets	$—	$—

BLUEBOTTLE USA INVESTMENTS L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Following is a summary of changes in the valuation allowance for deferred tax assets as of and for the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,
	2004	2005	2006
Balance at beginning of period	$101,439,679	$155,544,090	$166,457,954
Charged to costs and expenses	$54,104,411	$10,913,864	$7,222,624
Deductions	—	—	—
Balance at end of period	$155,544,090	$166,457,954	$173,680,578

For the years ended December 31, 2006, 2005 and 2004 the Partnerships’ effective tax rate differs from the federal statutory rate principally due to net operating losses and basis difference in investments for which no benefit was recorded and state taxes:

	Year Ended December 31,
	2006	2005	2004
Statutory federal income tax rate	35.00%	35.00%	35.00%
State tax benefit, net of federal taxes	5.78%	5.78%	5.78%
Valuation allowance on deferred tax assets	-40.78%	-40.78%	-40.78%

Effective tax rate	0.00%	0.00%	0.00%

7. Commitments and Contingencies

During 2005, the Partnership entered into a bonus incentive arrangement with a limited partner. Under the terms of the agreement, the limited partner is eligible for a bonus, contingent on the Partnership receiving aggregate distributions from VMU equaling a predetermined threshold, or in the event of certain defined transactions, such as an initial public offering of VMU. The maximum amount of such bonus incentive is $141,000. At December 31, 2006, no amounts have been accrued under this agreement.

BLUEBOTTLE USA INVESTMENTS, L.P. AND SUBSIDIARIES

Consolidated Balance Sheet

	As of March 31, 2007	As of December 31, 2006
	(Unaudited)
Assets
Cash and cash equivalents	$8,150	$8,136

Total assets	$8,150	$8,136

Liabilities
Accounts payable & accrued expenses	$399,320	$315,391
Loan payable with related party	32,430	29,013
Related party payable	237,778	217,887

Total current liabilities	669,528	562,291
Accumulated losses of unconsolidated companies in excess of investment	422,982,356	429,944,301

Total liabilities	423,651,884	430,506,592

Partners’ deficit
Partners’ deficit	(424,153,651)	(431,321,068)
Accumulated other comprehensive income	509,917	822,612

Total partners’ capital	(423,643,734)	(430,498,456)

Total liabilities and partners’ deficit	$8,150	$8,136

The accompanying notes are an integral part of these consolidated financial statements

BLUEBOTTLE USA INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (Unaudited)

	For the Three Months Ended March 31,
	2007	2006
Revenue	$—	$—

Expenses:
Administrative expense	103,162	66,961
Equity in income of investee	(7,274,640)	(1,591,446)
Interest expense (net of interest income)	559	81
Other expenses (income)	3,502	(165)

Income before income tax	7,167,417	1,524,569
Income tax provision	—	—

Net income	$7,167,417	$1,524,569
Other comprehensive income:
Unrealized (loss) / gain on interest rate swap - equity in investee	(312,695)	1,094,416

Total comprehensive income	$6,854,722	$2,618,985

The accompanying notes are an integral part of these consolidated financial statements

BLUEBOTTLE USA INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended March 31,
	2007	2006
Cash flows from operating activities:
Net income	$7,167,417	$1,524,569

Adjustments to reconcile net income to net cash provided by used in operating activities:
Equity earnings of investee	(7,274,640)	(1,591,446)
Changes in assets and liabilities:
Accrued interest within loan payable	3,417	443
Related parties payable and foreign currency exchange loss	19,891	—
Accounts payable and accrued expenses	83,929	64,897

Net cash provided by (used in) operating activities	14	(1,537)

Net decrease in cash and cash equivalents	14	(1,537)
Cash and cash equivalents at the beginning of the year	8,136	17,469

Cash and cash equivalents at the end of the year	$8,150	$15,932

The accompanying notes are an integral part of these consolidated financial statements

BLUEBOTTLE USA INVESTMENTS, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

1. The Partnership

Bluebottle USA Investments, L.P. (together with its subsidiaries, Bluebottle USA Holdings, L.P. and Virgin Mobile USA, Inc., collectively the “Partnership”), a Delaware partnership, was formed in October 2001 primarily for the purpose of holding its indirect investment in Virgin Mobile USA, LLC. The Partnership is owned by and is part of the Virgin Group group of companies. Bluebottle USA Investments, L.P. has elected to be treated as a taxable corporation for U.S. tax purposes. The Limited Partnership Agreements, as amended, allows for the existence of the Bluebottle USA Investments, L.P. and the Bluebottle USA Holdings, L.P. through December 31, 2031. Cortaire Limited, a Virgin Group company and a general partner, has management responsibility of the Bluebottle USA Investments, L.P. Bluebottle USA Holdings, L.P. is managed by its general partner, Bluebottle USA Investments, L.P. who owns approximately 99% of its equity. There are also two limited partners who collectively own approximately 1% of its equity. Virgin Mobile USA, Inc., a 100% owned subsidiary of Bluebottle USA Investments, L.P., has no ongoing operations and acts as a holding company.

Virgin Group Investments Limited (“VGIL”) has committed to continue to provide debt or equity capitalization to the Partnership in amounts sufficient, together with other sources of funds available to the Partnership, to pay operational expenses and other current obligations of the Partnership until the earlier of (i) such time that VGIL owns less than 50% of the outstanding partnership interests in Investments or (ii) April 1, 2008.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financials statements of Bluebottle USA Investments, L.P. and Subsidiaries have been prepared on substantially the same basis as our annual consolidated financial statements. These unaudited consolidated financial statements should be read in conjunction with our December 31, 2006 financial statements. Certain information and footnote disclosures normally included in consolidated statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, these consolidated financials statements reflect all adjustments, which are of a normal recurring nature, necessary for presentation of financials statements for the interim periods in accordance with generally accepted accounting principles and in accordance with Article 10 of Regulation S-X. The preparation of condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Bluebottle USA Investments, L.P., Bluebottle USA Holdings, L.P. and Virgin Mobile USA, Inc. Intercompany transactions and balances have been eliminated.

Income Taxes

Bluebottle USA Investments, L.P. is a limited partnership that is treated as a “C” Corporation for tax purposes. Virgin Mobile USA, Inc. and Bluebottle USA Investments, L.P. account for income taxes

BLUEBOTTLE USA INVESTMENTS, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

pursuant to SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). SFAS 109 provides for an asset and liability approach to accounting for income taxes under which deferred income taxes are provided based upon currently enacted tax laws and rates. Both Bluebottle USA Investments, L.P. and Virgin Mobile USA, Inc.’s ability to utilize net operating loss carryforwards in future years may be limited in some circumstances, including significant changes in ownership interests, due to certain provisions of the Internal Revenue Code. A full valuation allowance has been recorded by the Partnership in the accompanying consolidated financial statements to offset the deferred tax assets, as their future realizability is uncertain considering the Partnership’s historical losses.

3. Investments

The Partnership has invested in Virgin Mobile USA, LLC (“VMU”), a Delaware limited liability company, which was formed in October 2001 as a joint venture between Sprint Ventures Inc., (“Sprint Ventures”) and Bluebottle USA Holdings, L.P.

The Partnership accounts for its share of VMU under the equity method of accounting, as it does not control the operations of VMU; significant management decisions are jointly made with Sprint Ventures. Under the equity method, an investment is originally recorded at the price paid to acquire the investment. Subsequent to the initial investment, the Partnership adjusts its investment account for its proportionate share of the investee’s net income or loss.

The Partnership recognizes its share of VMU’s losses, including unrealized gains on interest rate swaps. The Partnership has recognized losses in excess of its investment, as the Partnership intends to and has in the past provided funding to VMU. Accordingly, the Partnership has classified its investment as accumulated losses in excess of its investment in the liability section of the consolidated balance sheets.

The Partnership held a 47.2% interest in VMU as of March 31, 2007 and December 31, 2006.

4. Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Partnership adopted FIN 48 in the first quarter of 2007. The adoption did not have an impact on the Partnerships’ consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 also applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Partnership is evaluating the impact, if any, that the adoption of SFAS 157 may have on its consolidated financial statements.

BLUEBOTTLE USA INVESTMENTS, L.P. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Partnership is evaluating the impact, if any, that the adoption of SFAS 159 may have on its consolidated financial statements.

5. Partners’ Deficit

The following table details the activity for the quarter ended March 31, 2007 in the Partners’ capital accounts:

Three Months Ended March 31, 2007
Balance as of December 31, 2006	$(430,498,456)
Other comprehensive loss	(312,695)
Net income	7,167,417

Balance as of March 31, 2007	$(423,643,734)

6. Related Party Loans and Payables

In 2005, the Partnership entered into a credit facility with Barfair, under which the Partnership may borrow up to £0.1 million, or approximately $0.2 million at March 31, 2007 (the “Credit Facility”). The Credit Facility, which is payable on demand, is unsecured and bears interest at three month Sterling LIBOR plus 2.0%, or 7.3125% as of March 31, 2007. The Partnership had approximately $32,430 and $29,013 outstanding under the Credit Facility as of March 31, 2007 and December 31, 2006, respectively.

The Partnership has payables to Bluebottle USA Mobile, Inc. and Virgin USA, Inc., both wholly owned subsidiaries of the Virgin Group, for expenses paid on our behalf. Payables totaled $237,778 and $217,887 at March 31, 2007 and December 31, 2006, respectively.

            Shares

Virgin Mobile USA, Inc.

Class A Common Stock

PROSPECTUS

JUNE     , 2007

LEHMAN BROTHERS

MERRILL LYNCH & CO.

BANC OF AMERICA SECURITIES LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable in connection with the issuance and distribution of the securities being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the New York Stock Exchange and the National Association of Securities Dealers, Inc.

Securities and Exchange Commission Registration Fee	$3,070
NYSE Listing Fees	*
Printing Expenses	*
Blue Sky Fees and Expenses	*
Legal Fees	*
Accounting Fees	*
Registrar and Transfer Agent Fees	*
NASD Filing Fee	$10,500
Miscellaneous Expenses	*
Total	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the General Corporation Law of Delaware, or the DGCL, our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director.

Our amended and restated certificate of incorporation and bylaws also will provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by the DGCL;

•	we may advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL; and

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors.

Pursuant to Section 145(a) of the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of our company or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies

(i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The indemnification provisions contained in our amended and restated certificate of incorporation and bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15. Recent Sales of Unregistered Securities.

The registrant was formed in April 2007 and issued one share of its common stock to a director for an aggregate consideration of $1.00. The securities described above were issued in reliance on the exemption contained in Section 4(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in that sale.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The list of exhibits is incorporated herein by reference to the Exhibit Index following the signature pages.

(b) Financial Statement Schedules

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are not applicable or the information is included in the financial statements or related notes, and have therefore been omitted.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Virgin Mobile USA, Inc. has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Warren, state of New Jersey on June 15, 2007.

VIRGIN MOBILE USA, INC.

By:	/s/ Daniel H. Schulman
Name:	Daniel H. Schulman
Title:	Chief Executive Officer

We, the undersigned officers and directors of Virgin Mobile USA, Inc., hereby severally constitute and appoint Peter Lurie and Stephen Kaufhold, and each of them acting alone, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and to file the same, with all exhibits and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated on June 15, 2007.

Signature	Title

/s/ Daniel H. Schulman Daniel H. Schulman	Chief Executive Officer and Director (Principal Executive Officer)

/s/ John D. Feehan John D. Feehan	Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Frances Farrow Frances Farrow	Director

/s/ Mark Poole Mark Poole	Director

/s/ Robert Samuelsen Robert Samuelsen	Director

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation

3.2*	Form of Amended and Restated By-laws

4.1*	Form of Stockholders’ Agreement

4.2*	Form of Registration Rights Agreement

5.1*	Opinion of Simpson Thacher & Bartlett LLP

10.1*	Form of Virgin Mobile USA, L.P. Partnership Agreement

10.2*	Form of Sprint Nextel Tax Receivable Agreement

10.3*	Form of the Virgin Group Tax Receivable Agreement

10.4*	Form of Credit Agreement

10.5*	Form of Amended and Restated PCS Services Agreement

10.6*	Form of Amended and Restated Trademark License Agreement among Virgin Enterprises Limited, Virgin Mobile USA, LLC and Virgin Mobile USA, Inc.

10.7*	Form of Amended and Restated Trademark License Agreement between Sprint Communications Company, L.P. and Virgin Mobile USA, LLC

10.8*	Distribution Agreement between Sprint Spectrum, L.P. and Virgin Mobile USA, LLC dated September 23, 2004

10.9*	Virgin Mobile Distribution Agreement, as amended, between Virgin Mobile USA, LLC and Virgin Entertainment Group, Inc. dated April 24, 2002

10.10*	Master Services Agreement between Sprint Communications Company L.P. and Virgin Mobile USA, LLC dated January 24, 2003

21.1*	List of Subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1 hereto)

23.4	Consent of Towers Perrin

24.1	Powers of Attorney (included in signature pages of this Registration Statement)

*	To be filed by amendment.